As confidentially submitted to the Securities and Exchange Commission on July 1, 2025.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333‑

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FT Intermediate, Inc.
(Exact name of registrant as specified in its charter)

Nevada	7374	99-2556408
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
5 Bryant Park, 34th Floor
New York, NY 10018
(917) 789-8049
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Tannenbaum
Chief Executive Officer
FT Intermediate, Inc.
5 Bryant Park, 34th Floor
New York, NY 10018
(917) 789-8049
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe Ian D. Schuman Adam J. Gelardi Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Ronald Chillemi Chief Legal Officer and Corporate Secretary FT Intermediate, Inc. 5 Bryant Park, 34th Floor New York, NY 10018 (917) 789-8049	Byron B. Rooney Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, Dated                    , 2025
PRELIMINARY PROSPECTUS
Shares
FT Intermediate, Inc.
Class A Common Stock

This is the initial public offering of FT Intermediate, Inc. We are offering                    shares of our Class A common stock.
Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $                    and $                    per share.
We intend to apply to list our Class A common stock on                    under the symbol “FIGR.”
Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock will be identical, except with respect to voting and conversion rights. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to ten votes per share and will be convertible at any time into one share of Class A common stock. Immediately following the completion of this offering, Michael Cagney, our co-founder and a member of our board of directors, and his permitted transferees, will hold                    shares of Class B common stock representing approximately                    % of the voting power of our outstanding capital stock, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock. As a result, following this offering we will be a “controlled company” within the meaning of the corporate governance rules of                    . For additional information, see the section titled “Management—Controlled Company.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings.

Investing in our Class A common stock involves risks. See the section titled “Risk Factors” beginning on page 28 to read about factors you should consider before deciding to invest in shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
______________
(1)See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option to purchase up to an additional                    shares of our Class A common stock from us at the initial public offering price, less underwriting discounts and commissions.
The underwriters expect to deliver the shares against payment in New York, New York on or about                   , 2025.

Goldman Sachs & Co. LLC	Jefferies	BofA Securities

Prospectus dated                   , 2025

i

About this Prospectus
FT Intermediate, Inc. (“FTI”), the registrant whose name appears on the cover of this registration statement, is a corporation incorporated under the laws of the State of Nevada.
In March 2024, we separated our business through a series of transactions in which Figure Lending Corp. (“FLC”) and Figure Markets Holdings, Inc. (“FMH”) were separated and began operating as separate businesses (the “Separation”). In connection with and to effectuate the Separation, FT (as defined below) created each of FMH and FTI as direct wholly-owned subsidiaries of FT. Following the formation of these entities, we completed the Separation through a series of steps, which resulted in, (i) FLC being the sole owner of certain lending-related intellectual property and commercial contracts that were previously owned by FT, (ii) FTI becoming a holding company whose principal assets were the shares it held in FLC, (iii) FMH becoming a separate company, and (iv) FT being a wholly-owned subsidiary of FMH. On March 19, 2024, Figure Technologies, Inc. converted into Figure Technologies, LLC. As used in this prospectus, unless the context otherwise indicates, any reference to “FT” refers to Figure Technologies, LLC (f/k/a Figure Technologies, Inc.).
The board of directors of each of FLC and FMH made a determination that it is in the best interests of both entities to recombine the businesses. On             , 2025, we recombined the businesses through a series of transactions (the “Recombination”), and FMH became a wholly-owned subsidiary of FTI. For additional information, see the section titled “Prospectus Summary—Organizational History.”
As a result of the Recombination, (i) FTI is a holding company with its principal assets consisting of shares in FLC and FMH, (ii) FTI is the sole shareholder of FLC and FMH, (iii) FMH is a wholly-owned subsidiary of FTI, and (iv) FTI operates and controls all of the business and affairs of FLC, FMH, and their respective direct and indirect subsidiaries. Except as otherwise disclosed in the prospectus included in this registration statement, the historical consolidated financial statements, the summary historical consolidated financial data, and the other financial information included in this registration statement are those of FTI and its consolidated subsidiaries after giving effect to the Recombination.
As used in this prospectus, unless the context otherwise indicates, any reference to “Figure,” “our Company,” “us,” “we,” and “our” refers to FTI, which as a result of the Recombination includes FMH, a Nevada corporation and a wholly-owned subsidiary of FTI, together with its consolidated subsidiaries.
Neither we nor any of the underwriters have authorized anyone to provide you with information that is different from the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any such free writing prospectus or of any sale of the securities offered hereby. Our business, results of operations, financial condition, and prospects may have changed since that date.
This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
Basis of Presentation
Except as otherwise disclosed in this prospectus, the historical consolidated financial statements, the summary historical consolidated financial data, and the other financial information included elsewhere in this prospectus have been prepared in U.S. dollars in accordance with accounting principles generally
ii

accepted in the United States (“GAAP”) and for the three months ended March 31, 2025 and the year ended December 31, 2024 reflect the combined consolidated statements of FTI and FMH, whereas the comparative information for the three months ended March 31, 2024 and the year ended December 31, 2023 reflects the consolidated financial statements of the previous parent company, FT, prior to the Separation. This historical financial information does not give effect to this offering.
The Recombination by which FMH became a wholly-owned subsidiary of FTI was accounted for as a reorganization of entities under the common control of Michael Cagney. As a result, the consolidated financial statements of FTI recognize the assets and liabilities received in connection with the Recombination at their historical carrying amounts. As required under GAAP, the financial statements of FTI reflect the retrospective consolidation of FMH to give effect to the Recombination.
Glossary
The following are abbreviations and definitions of certain consumer credit, digital asset, and other terms used in this prospectus.
DART—Digital Asset Registration Technologies, our lien and eNote registry platform that utilizes the Provenance Blockchain.
DeFi—Decentralized Finance.
DSCR loans—Our debt service coverage ratio loan product.
Digitally native assets—Assets that are created, issued, recorded, and kept in a digital system, typically a distributed ledger technology, such as a blockchain. They are created and exist purely within the digital realm.
Figure-branded—When loans are originated using our LOS under the Figure brand.
Homogeneous loan origination—Loan origination protocols and processes that are based on the same pre-defined standards and underwriting criteria, which generate loans with similar characteristics and are comparable for purposes of evaluation, documentation and transfer of ownership.
Loss rates—Total amount of the unpaid balance of (i) loans originated by us that have been charged-off, foreclosed, and dismissed in bankruptcy, and (ii) non-performing loans that have been sold divided by the total number of loans originated by us.
Partner—An organization in our Partner-branded strategy. Our partners are typically mortgage originators, servicers, banks, wholesale brokers, and credit unions.
Partner-branded—When loans are originated using our LOS under our partners’ brands.
Real-world assets—Tangible assets with clear economic value, such as loans, stocks, bonds and real estate.
Standardized assets—Assets that have uniformity in characteristics, documentation, underwriting standards and processes. This standardization allows buyers and sellers of loans to streamline processes, improve efficiency and enhance transparency in the transacting of these assets.
Tokenized real-world assets—Real-world assets can be tokenized by creating a token or marker on the blockchain that represents that asset and conveys ownership rights to the holder of the digital asset.
iii

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.
Business Overview
Figure is building the future of capital markets using blockchain-based technology.
Figure’s proprietary technology powers next-generation lending, trading and investing activities in areas such as consumer credit and digital assets. Our application of the blockchain ledger allows us to better serve our end-customers, improve speed and efficiency, and enhance standardization and liquidity. Using our technology, we continue to develop dynamic, vertically-integrated marketplaces across the approximately $2 trillion consumer credit market and the rapidly growing approximately $3 trillion cryptocurrency and digital asset market. As a result, Figure has grown quickly and profitably, with net loss of $1 million and Adjusted EBITDA of $31 million, for the three months ended March 31, 2025, and accumulated deficit of $322 million and total stockholders’ equity of $369 million, as of March 31, 2025, and net income of $20 million and Adjusted EBITDA of $101 million, for the year ended December 31, 2024, and accumulated deficit of $321 million and total stockholders’ equity of $363 million, as of December 31, 2024.
The infrastructure supporting capital markets today is fragmented and operates on legacy systems which employ antiquated processes for loan approvals and transaction processing. This creates process and cost inefficiencies in serving consumer credit markets and limits the development of alternative marketplaces. Furthermore, the manual elements underpinning the records of ownership and transfer of financial and real assets constrain liquidity, maintain elevated costs, and are error-prone.
Figure aims to address these challenges by using blockchain-based technology to innovate beyond legacy processes. We built a transformative, scaled and fast growing technology platform that displaces trust with truth in the financial ecosystem. Our platform also supports legacy systems, and our goal is to shift customer adoption towards blockchain-based solutions. Furthermore, our technology significantly reduces complexity and increases speed for market participants across the application, underwriting, funding and subsequent capital markets processes. Using our proprietary Loan Origination System (“LOS”), the time it takes to fund a home equity loan from application has been reduced to a median of 11 days from an industry average of approximately 42 days (based on data from industry sources) as of March 31, 2025. Additionally, the average production cost per loan was reduced to approximately $730 for the year ended December 31, 2024 from a mortgage industry average of $11,230 for the quarter ended December 31, 2024, according to the Mortgage Bankers Association (“MBA”). This is a result of our entirely automated application process that takes as little as five minutes to complete and as few as five days to fund. Our platform automates income verification and offers customers the ability to redraw without incurring closing or out-of-pocket costs. Additionally, our platform employs an automatic valuation model, replacing the traditional, time-consuming appraisal process, and utilizes a digital lien matching process instead of the traditional analog title search. It also facilitates remote closings, including remote notaries, in jurisdictions where permitted by applicable laws. Importantly, we have brought a liquid capital market for loans behind this low cost, automated and blockchain-based origination engine.
Our technology enables the immutable recording of all assets and their key information on Provenance Blockchain. Provenance Blockchain, an independent Layer 1 blockchain, provides the scale, security, speed and cost structure to facilitate activity across the broad financial services landscape as a record of truth for assets. Using loans as an example, this authenticity record provides a validation mechanism to support the traditional, off-chain processes we use for tracking and monitoring loan transactions. This record provides verified information regarding the chain of ownership for all of the loans originated on our platform. Adoption of our technology has scaled significantly with every asset passing through Figure’s system being recorded on Provenance Blockchain and accumulating over $50 billion in both real-world and digital asset transactions from our launch in late 2018 to March 31, 2025. According to data from RWA.xyz, our real-world assets total value locked is approximately $10 billion as of June 1, 2025 and our share of tokenized private credit is approximately 75% based on the value of outstanding loans originated as of June 18, 2025. Further, 71% of loans originated through our LOS, which include loans originated by Figure as well as by our partners, for the quarter ended March 31, 2025 utilized our DART platform, our lien and eNote registry that is built on Provenance Blockchain, compared to only 2% of loan originations for the year ended December 31, 2024. Of loans originated by our partners utilizing the Figure LOS (including wholesale (brokered) transactions), 65% utilized the DART Figure LOS and 49% utilized the DART platform. We pay a minimal amount in the form of HASH for our use of the Provenance Blockchain.
We began addressing the consumer credit market in 2018 with our Figure-branded product, which catered to direct-to-consumer home equity loans. We then expanded further through Partner-branded strategies, in which a growing number of partners use our technology to independently originate home equity loans. For the quarter ended March 31, 2025, we facilitated over $1 billion of home equity lending, representing an increase of 14% compared to the quarter ended March 31, 2024. For the year ended December 31, 2024, we facilitated approximately $5 billion of home equity lending, representing an increase of 51% compared to the year ended December 31, 2023, and a compound annual growth rate of 83% since March 31, 2021. As of March 31, 2025 we had onboarded a total of 153 partners.
Our relationship with our partners is based on our partners’ right to use our solutions. Once a partner is approved and onboarded, the partner enters into a contractual agreement with us for the right to use our LOS and Figure Connect marketplace in exchange for fees. These agreements typically have a fixed term with auto-renewals unless notice is given to terminate, are non-exclusive and do not obligate our partners to use our solutions.
In June 2024, we launched Figure Connect, an electronic marketplace that employs blockchain technology, to directly connect sellers and buyers of loans. During the short period of 10 months from launch in June 2024 to March 2025, approximately $260 million in home equity line of credit (“HELOC“) volume was transacted on Figure Connect by third parties and 23 total marketplace participants (across loan originators, buyers and investors) were onboarded as of March 31, 2025.
With our technology applicable to the broader capital markets, we are expanding beyond our foundational solutions by developing trading and investing products. One example is Figure Exchange, a digital asset marketplace that provides customers advantages for crypto-trading, such as cross-asset collateralization for margin lending. Another example is YLDS, a groundbreaking interest-bearing peer-to-peer transferable stablecoin that is both native to a public blockchain and a security registered with the Securities and Exchange Commission (“SEC”). YLDS has many use cases resulting from its status as a security, including yielding collateral for institutions, cross-border payments and serving as the de-facto currency of Figure Exchange.
We believe that we have established a regulatory and licensing apparatus which sets us apart from our competitors and enables us to continue expanding our diverse product offering. We currently have more than 180 lending and servicing licenses, 48 money transmitter licenses, and are an SEC-registered broker-dealer with authority to operate an alternative trading system (“ATS”), which operations are conducted in accordance with SEC and Financial Industry Regulatory Authority (“FINRA”) rules and regulations.
We generate revenue from the volume transacted on our marketplaces and through the use of our proprietary technology. We earn volume-based fees from partners and users who utilize our technology solutions to transact in our ecosystem. Within this usage-based model, we target positive unit economics in each of our solutions. In addition to our growing stream of ecosystem and technology fees, we also earn origination, gain on sale, and servicing revenue from assets generated through our LOS.
We have grown quickly in a capital-efficient manner since our founding, and more recently have achieved strong and growing profitability. For the three months ended March 31, 2025 and 2024, we generated net revenue of $85 million and $75 million, respectively, Adjusted Net Revenue of $89 million and $70 million, respectively, net loss of $1 million and net loss of $28 million, respectively, and Adjusted EBITDA of $31 million and $12 million, respectively, and as of March 31, 2025 and 2024, accumulated deficit of $322 million and $368 million, respectively, and total stockholders’ equity of $369 million and $272 million, respectively. For the years ended December 31, 2024 and 2023, we generated net revenue of $341 million and $210 million, respectively, Adjusted Net Revenue of $339 million and $214 million, respectively, net income of $20 million and net loss of $52 million, respectively, and Adjusted EBITDA of $101 million and $(12) million, respectively, and as of December 31, 2024 and 2023, accumulated deficit of $321 million and $338 million, respectively, and total stockholders’ equity of $363 million and $222 million, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of Adjusted Net Revenue and Adjusted EBITDA and a reconciliation of such non-GAAP financial measures to certain directly comparable financial measures calculated in accordance with GAAP.
Current Industry Dynamics
There is a need for a vertically integrated capital markets infrastructure platform that provides one-stop digital technology solutions from asset origination to asset exchange. The industry currently operates via disparate, legacy approaches to consumer credit asset origination and funding and trading of those assets. These approaches are manual, time-consuming, expensive, error-prone and are unable to fully access market funding potential.
Friction in Access and Extension of Consumer Credit, with Challenging and Antiquated Funding Markets
There is significant friction in the process of accessing and extending consumer credit, which ultimately impacts even the highest quality borrowers. The vast majority of consumer credit today is extended by financial institutions that rely on manual, difficult-to-navigate processes burdened by dated technology.
Loan application processes that involve excessive paperwork, physical appraisals, expensive title processes and manual income verification result in slow timelines to approval and funding. For example, home equity loans can take approximately 42 days to complete, driving incremental costs for borrowers, according to industry sources.
Similarly, the legacy asset transfer process is paper-intensive, presents several burdens associated with manual assignments and document management, and relies heavily upon conventional loan-tracking databases, which are error-prone. Digitizing this process increases safeguards, provides greater transparency, and improves efficiency.
Additionally, in order to access off-balance sheet sources of funding today, originators seek institutional funding partners bilaterally and one-by-one. Often due to the lack of information transparency around assets and funding sources, the liquidity potential to facilitate incremental asset origination growth has not been fully unlocked. As an example, and based on data from industry sources, while the quantum of private credit capital raised globally grew by a compound annual growth rate of approximately 14% over the five-year period ended December 31, 2023 to reach over $1 trillion, and is estimated to reach $3 trillion by 2028, access to private credit remains challenging for originators. Similarly, investors struggle to obtain expeditious and consistent access to reliable, quality assets. Furthermore, the standardization and therefore, access to guaranteed capital is limited today to only the “To-Be-Announced” (“TBA”) market for agency mortgages, which historically allowed for the proliferation of mortgage entrepreneurs unburdened by capital markets constraints.

Limited Real-World Success of Blockchain Technology
There are limited examples of real-world success using blockchain technology. We believe that on-chain digital real-world assets continue to represent a greenfield of opportunity of significant scale. According to data from RWA.xyz and other industry sources as of April 2025, less than 1% of real-world assets are currently on blockchain. Using a blockchain-native ecosystem would reduce costs, improve liquidity and expand access to capital.
Additionally, there is a scarcity of interest-bearing stablecoins. Stablecoins offer a digitally native way to hold fiat value on-chain. They are designed to maintain a stable value, typically $1.00 per token, and are generally backed by bank deposits or government securities such as U.S. Treasury bonds held in trust by the stablecoin issuer. However, unlike a bank account, money market account, U.S. Treasury bonds, or corporate debt, most stablecoins do not pay their holder any yield. As of March 31, 2025, only 2% of the $240 billion of stablecoins in circulation yielded interest, according to CoinGecko. Paying any type of yield could cause a stablecoin to be subject to securities laws, including being required to be registered as a security. Figure has created YLDS to solve this by designing a digitally native blockchain-based stablecoin that is registered as a security with the SEC and offers a yield to token holders, which we believe should result in an uptick in adoption as compared to non-yielding stablecoins.
Our Solutions
Figure has built a vertically integrated suite of blockchain-based solutions that powers our marketplaces, including lending, trading, and investing activities in areas such as consumer credit and digital assets. Our solutions produce greater efficiency and liquidity across asset classes and markets.
Our vision is to create a one-stop, vertically integrated capital markets trading platform for consumer assets. As a first step, we developed a next-generation, proprietary LOS that drives fast, transparent and homogeneous loan origination. We have since paired this LOS with a loan distribution marketplace, Figure Connect, to enable access to a broad and growing pool of capital markets partners. Additionally, we created DART, our registry technology built on Provenance Blockchain, to provide certainty and transparency in asset ownership.
Our foundation for our differentiated infrastructure has been in the HELOC market. We entered the market through our own Figure-branded strategy, which we utilize to originate loans directly to borrowers, and have subsequently developed a Partner-branded strategy through which mortgage originators, servicers, banks, wholesale brokers, and credit unions can use our technology to originate and distribute their own loans. We facilitated approximately $5 billion in loans in 2024, up 50% from 2023, accumulating more than $14 billion in cumulative originations since the product was launched in late 2018 to March 31, 2025 and achieving the #1 market share in the non-bank HELOC lending market in 2024, as reported by Home Equity Lending News.
For the three months ended March 31, 2025, HELOC originations through our LOS utilization of Figure Connect and sales of loans contributed to 71% of our revenue and 72% of Adjusted Net Revenue including 14% from transactions via Figure Connect, and Servicing and Interest Income Revenue contributed the remaining 27%. All of our loan originations are recorded on Provenance Blockchain, which also starts the process of record keeping on traditional analog systems.
We have since developed and extended our infrastructure into additional use cases, including launching Figure Exchange, developing an ATS, and issuing the YLDS stablecoin. Going forward, we believe our infrastructure is portable across a broad array of activities on our roadmap, ultimately allowing us to deliver powerful synergies across our vertically integrated platform. Our Ecosystem Volume experienced a compound annual growth rate of 86% from the year ended December 31, 2020 to the year ended December 31, 2024. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics” for the definition of Ecosystem Volume and how we calculate it.

Proprietary Loan Origination System
In July 2018, we launched our proprietary LOS, which uses modern technology to help deliver efficiency, speed and lower costs at each stage of the loan origination process. Leveraging automated valuation models (“AVMs”), digital title and lien matching, and digital income verification via data aggregators, we are able to offer HELOC loan approval in as little as five minutes and funding in as few as five days (median of 11 days during the three months ended March 31, 2025). In the three months ended March 31, 2025, 86% of the loans we facilitated were fully automated from the start of the application to the underwriting stage of the loan process.
In contrast to legacy lending infrastructure, our LOS is built upon a differentiated technology stack that digitizes key aspects of underwriting, including credit, income, and property. Our underwriting process is streamlined through a fully digital and paperless user interface that is simple, fast, and offers a superior user experience. Our operational processes reduce the work effort and error rate of applications and provide greater transparency and functionality for end-customers and partners. By deploying our modern LOS, we believe we are the first company to develop and offer a consumer-friendly HELOC product that can compete with unsecured personal loan alternatives and cash-out mortgage refinance products.
Our LOS excels in handling secured asset classes, such as HELOCs and mortgages, due to its robust infrastructure for data capture and verification. These capabilities are enhanced by data immutability and process compliance, as all loans and related data are recorded on a public blockchain, Provenance Blockchain. Our LOS also extends well to unsecured loans, such as personal loans and credit lines, given the automated underwriting that swiftly assesses borrower creditworthiness.
We have reduced the time from HELOC application to funding from an industry average of approximately 42 days, according to industry sources, to a median of 11 days for the three months ended March 31, 2025.
Our typical end-customers for HELOCs are homeowners with high creditworthiness, as seen through an average FICO score of 749 and average income of approximately $187,000 for originations during the year ended December 31, 2024. Our customer base values financial products that reflect their strong financial standing. We provide a HELOC product that is fast and convenient to our end-customers, and is an alternative to taking out personal loans or holding credit card balances. During the quarter ended March 31, 2025, 14% of the total principal amount of loans originated via our LOS were first-lien.

We deploy our LOS through two strategies:
•Partner-branded: Our partners are mortgage originators, servicers, banks, wholesale brokers, and credit unions. These partners use our consumer-facing application portal, which is branded in the partner’s name and provides homogeneous automated underwriting, loan-decisioning software, and loan closing tools. The offering is used by both retail and wholesale lenders. Our lending and distribution platform is designed to support the diverse business models of our network of lending partners.
Partner-branded loan originations have grown from $37 million for the last twelve months ended March 31, 2022 to approximately $4 billion for the last twelve months ended March 31, 2025. For the three months ended March 31, 2025, Partner-branded loans comprised 77% of our total loan originations.
Our network of partners has grown from four partners as of December 31, 2021, to 153 as of March 31, 2025, with our top 10 partners contributing 54% and 52% of our origination volume for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively. Our top 10 partners are medium to large non-bank finance companies in the mortgage industry. They are concentrated in the United States, with some having a nationwide presence and others focusing on specific regional markets.
•Figure-branded: We utilize the Figure-branded strategy to launch new asset classes through our LOS, which enables us to prove demand and product efficacy and validate results of upgrades and modifications.
As we refined our HELOC product, we worked quickly to develop a proof of concept through Figure-branded loans, with origination volume for Figure-branded loans growing from $309 million for the last twelve months ended March 31, 2019 to approximately $2 billion for the last twelve months ended March 31, 2025. For the three months ended March 31, 2025, Figure-branded loans comprised 23% of our total loan originations.
A number of our partners are not licensed to originate mortgage loans in each state, and as such, rely on our Figure-branded strategy. Over time, as these partners generate sufficient Figure-branded volume, it becomes a worthwhile investment for them to obtain required lending licenses, which enables them to shift to Partner-branded strategies and take control over their origination funnel.
Our LOS ensures a uniform underwriting process that helps generate standardized assets with enhanced transparency around collateral composition. As a result, loans originated through our LOS, both Partner-branded and Figure-branded, are highly attractive for loan purchasers and investors. In comparison, with bespoke non-conforming loans, investors can pick and choose, which makes it a long process that is difficult for originators and investors. Figure maintains high quality through its disciplined underwriting process, which automates credit decisions across 28 different criteria. As of March 31, 2025, Figure’s originated loans had loss rates of less than 1% of volume.
Figure Connect
In June 2024, we launched Figure Connect. Figure Connect is our custom-built marketplace platform that facilitates buying and selling of standardized assets that are originated through our LOS. These transactions utilize uniform underwriting, common documentation (such as loan agreements and credit policies), standardized representations and warranties, and are automatically recorded on Provenance Blockchain. Figure Connect enhances liquidity for loans originated through our LOS. Additional tools such as Portfolio Manager, which provide private credit loan purchasers seamless visibility into the current performance of their loans, foster further adoption and participation in our ecosystem. For the first 10 months since we launched Figure Connect in June 2024 to March 2025, approximately $260 million of loan volume was traded.

Sellers of loans transacted on Figure Connect pay a fee for utilizing our technology for origination, as well as a fulfillment fee associated with the execution of loan sales on our platform. Our pricing structure and unit economics are designed to further incentivize customers to transact on Figure Connect, as revenue received has historically exceeded costs incurred by a margin of at least 2%. This margin calculation is comprised of target revenue to the originator (origination fees and gain on sale of loans) and fees that the originator pays for the utilization of the Figure Connect marketplace.
In February 2025, we formed a joint venture with Sixth Street Partners, which is designed to be a consistent loan buyer within the Figure Connect ecosystem. We refer to this joint venture and its activities as a “Guarantor Vehicle.” The Guarantor Vehicle has been initially capitalized with $200 million. Our aim with Figure Connect is to enhance liquidity for loans originated on our LOS, and we believe the Guarantor Vehicle will significantly advance this goal.
Digital Asset Registry Technologies
In April 2024, we launched DART, our lien and eNote registry technology that is built on Provenance Blockchain for originators and investors to manage and track the ownership of loans as they move throughout the capital markets. DART addresses a significant market pain point in the mortgage industry—the complexities associated with manual assignments and systems, such as the Mortgage Electronic Registration Systems (“MERS”). DART effectively “listens” to the immutable activity on Provenance Blockchain and automatically updates loan ownership information accordingly. Thus, by integrating this service into our proprietary technology platform, lenders can originate, pledge, and sell loans using Figure's secure technological framework, which includes the on-chain DART monitoring service, to ensure the efficient transfer of assets.
For the quarter ended March 31, 2025, 71% of loans originated through our LOS (including both Figure-branded and Partner-branded) were boarded onto DART, up from 2% for the year ended December 31, 2024.
Figure Exchange
In August 2024, we launched Figure Exchange, our real-time digital asset exchange that supports the efficient trading of various tokens including leading digital assets (e.g. BTC, ETH). Figure Exchange matches buyers and sellers, allowing for bilateral, self-settling and self-clearing trades that remove counterparty and settlement risk. In its first eight months since launch, Figure Exchange facilitated the trading of $962 million in volume without meaningful marketing efforts, of which $213 million was in the three months ended March 31, 2025.

The central tenet of Figure Exchange is to provide users with a one-stop shop for trading, lending, and borrowing across a wide variety of digital assets. With this goal in mind, our offering stands out from our competitors’ offerings due to:
•Democratized Prime: A pillar of our value proposition is the Democratized Prime offering, which disrupts the traditional prime brokerage infrastructure by allowing users to lend their assets or excess cash into the ecosystem at a market-clearing rate. Democratized Prime is a marketplace for asset lenders and borrowers to meet. It allows lenders to earn a yield on digital assets such as Bitcoin, and it provides borrowers access to these assets at a market-clearing rate. There is no intermediary, and instead pricing is set every hour by a Dutch-style auction. This structure allows users to not only capture incremental value from assets that they already hold but also to optimize allocation because the user can choose the most appropriate and efficient pool for their unique use case. We launched Democratized Prime in November 2024, and as of March 31, 2025, it had approximately $0.8 million in assets under management. The applicable fees and associated revenue for Democratized Prime is 50 basis points and are paid by the borrower. As of March 31, 2025, Democratized Prime had not generated revenue as we have provided the initial assets to support the platform while we build out funding distribution.
•Decentralized Custody: Contrary to our regulated competitors that rely on centralized custody, Figure Exchange implements multi-party computation (“MPC”) wallets. These MPC wallets, in combination with the self-custody wallets on Provenance Blockchain held by every user of the platform, ensure customers of Figure Exchange maintain full control and agency over their assets. This approach ensures a security-perfected interest akin to self-custody for non-native assets, effectively delivering a compliant decentralized exchange. See “Business—Our Solutions—Figure Exchange—Decentralized Custody” for more information on MPC wallets.
•Digital Asset Cross-Collateralization: Inherently linked to our Democratized Prime offering is the ability our customers are expected to have to cross-collateralize their assets for their borrowing needs, as our on-chain platform allows for the streamlining of margin trading across multiple assets, reducing friction and minimizing each customer’s specific liquidity needs. This feature is not yet operational but we anticipate that it will be available to our users by the end of 2025.
•Access to Digital and Real-World Assets: The real world assets purchased by our deep and liquid capital marketplace can only be originated with our exclusive tokenization infrastructure. Our position as a leading HELOC originator and funding platform, coupled with our capabilities as a real-time digital asset exchange and yield-bearing stablecoin issuer, is difficult to replicate. We believe this unique combination will enable us to attract partner issuers, originators and asset owners who will use our solutions to tokenize and sell real-world assets in a manner that competitors may not be able to match. As our asset offering available for trading on Figure

Exchange increases, the attractiveness of trading on our platform expands as we build towards the ultimate goal of becoming “the exchange for everything.”
We rely on Figure Exchange and our ATS as the technology and infrastructure that allow customers to trade digitally native securities and tokenized real-world assets. Figure Exchange and our ATS are designed to comply with all U.S. regulations relevant to them as a regulated Money Services Business that holds Money Transmission Licenses, and as a U.S. Broker Dealer with authority to operate an ATS, respectively. Outside of the United States, through our subsidiaries, Figure holds several crypto licenses, including a virtual asset service provider (“VASP”) registration in both the Cayman Islands and Ireland, and a securities investment business license in the Cayman Islands.
YLDS
In February 2025, we launched YLDS, a groundbreaking interest-bearing transferable stablecoin that is both native to a public blockchain, Provenance Blockchain, and a security registered with the SEC. As of March 31, 2025, YLDS outstanding stood at approximately $3 million. While YLDS is currently fully operational and generates revenues, given it is a recently launched product, its revenue recorded in interest income for the quarter ending March 31, 2025 was approximately $4.0 thousand. We anticipate revenues from YLDS to grow as adoption increases. See “Prospectus Summary—Our Growth Strategy.”
Our subsidiary, Figure Certificate Company (“FCC”), is registered with the SEC under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a face-amount certificate company. FCC’s interest-bearing debt securities (the "Figure Certificates") are registered with the SEC. YLDS are the Figure Certificates’ corresponding digital representation.
Built on Provenance Blockchain, YLDS offers investors a more stable and secure digital asset. It is backed by cash and cash equivalents, akin to prime money market funds. Since inception, YLDS has paid a constant interest rate of SOFR minus 0.50%. Transactions can be conducted 24 hours a day, seven days a week using U.S. dollars and other stablecoins on Figure Exchange, with the option to off-ramp to fiat during U.S. banking hours.
YLDS has many use cases. Benefiting from its status as a security, YLDS can be used as yielding collateral for institutions, which can also be utilized for trade settlement, payments, or cross-border remittances. Our goal is for YLDS to become the de-facto currency of Figure Exchange fungible with cash and transferable 24 hours a day, every day of the year. Furthermore, we believe that third-party interest in using YLDS has the potential to displace traditional money movement, particularly in DeFi, payments, and other applications such as collateral as we begin to mint YLDS on other Layer 1 blockchains.
Customers can buy YLDS from or sell it back to FCC. However, FCC is not permitted to hold digital assets like USDC and USDT. Consequently, purchases and redemptions of YLDS using USDC and USDT are facilitated by Figure Payments Corporation, which handles the sending and receiving of these digital currencies. Additionally, we are in the process of seeking approval to use YLDS as a settlement currency for digital asset trades, such as BTC. In the meantime, Figure Exchange and Figure Payments Corporation make it possible to buy BTC with YLDS by first swapping USD for YLDS and then using YLDS to buy BTC. This process allows YLDS holders to use YLDS as a form of payment when purchasing BTC.
Market Opportunity
Our technology solutions are applicable to a broad range of lending and capital markets activities that are experiencing important trends and market dynamics. We target specific focus areas where we can address friction points and improve efficiency and liquidity by leveraging blockchain-based technology solutions. We consider our addressable market to be the volume of loans that can be originated using our LOS as well as the volume that can be transacted on our marketplaces for loans and digital assets. When taken together, we estimate that our addressable market today represents an approximately $130 billion dollar opportunity, as described in further detail below.

Origination and Distribution Marketplace
Our LOS platform and marketplace are set to displace legacy loan origination and delivery technology across consumer asset classes. While the home equity market is where we demonstrated proof of concept, we see the ability to deliver more streamlined financing solutions across other consumer assets. Our Figure Connect marketplace disintermediates the loan delivery process. Rather than relying on one-to-one transactions for distribution and trading, our marketplace facilitates interactions among multiple parties simultaneously, effectively transforming direct exchanges into a comprehensive marketplace on our platform for discovering prices. Similar to our LOS, our Figure Connect marketplace is expandable to broader consumer loan assets.
For example, Figure Connect currently supports assets originating within the Figure ecosystem, including DSCR and crypto-backed loans, with potential expansion to auto loans, personal loans and student loans. In the near future, we anticipate that Figure Connect will accommodate consumer loan asset sales from third-party originators, broadening the range of consumer loan assets available on our platform, such as residential transition loans and auto loans. To facilitate this expansion, we are developing a layer to enable non-Figure LOS originators to integrate their loans into our ecosystem and granting them access to Portfolio Manager. Additionally, our validator layer will ensure the integrity of third-party loans by verifying that they meet underwriting criteria, including validating the decision logic and the underlying input data used in credit decisions.
Our estimated total addressable market for our LOS and Figure Connect marketplace represents a $80 billion annual revenue opportunity. This is based on approximately $2 trillion of annual originations across consumer asset classes, including HELOCs, mortgage refinance, personal, credit card, and auto, according to the February 2025 - Equifax U.S. National Consumer Credit Trends Report - Originations and MBA, and an assumed take rate of approximately 4% based on our targeted pricing and our historical take rate revenue comprised of ecosystem and technology fees, origination fees, gain on sale, and capitalized servicing rights on a per volume basis. According to the Federal Reserve, the United States currently has approximately $35 trillion in outstanding home equity as of January 1, 2025.
Tokenization and Trading
Tokenization is the process by which real-world assets are digitally represented on a blockchain, enabling ownership of an underlying asset through ownership of a token. Our platform’s technology and infrastructure, particularly through Figure Exchange, allows for the trading of native digital assets and tokens. We believe that the market opportunity for tokenized securities is as large as the existing securities market and that the transition, once it begins, will happen quickly.
According to forecasts from industry sources, the asset tokenization opportunity is expected to expand to $16 trillion by 2030. These forecasts reveal a significant opportunity with tokenization, where Figure has a first-mover advantage. With an assumed take rate of 0.5%, based on the pricing that we plan to implement, the revenue opportunity could be over $80 billion.
Peer to Peer Transferable Stablecoins
We view the market opportunity of stablecoins as encapsulating elements of the global monetary supply. By removing layers of the current legacy systems, we believe the market opportunity is large. According to forecasts from Citigroup, the stablecoin market could reach $5 trillion by 2030. With an assumed take rate of 0.5%, based on the pricing of the Figure Certificates issued by our subsidiary, FCC, this revenue opportunity could be as large as $25 billion.
Our Strengths
Our innovative blockchain-enabled technology platform provides meaningful value-add for our users, including consumers, origination partners and loan buyers, and securitization investors. We have several competitive advantages that have enabled our continued success and differentiate us from existing solutions.
Faster end-to-end solution with operational efficiencies that drive cost-savings
We believe that our technology innovation has revolutionized the loan origination process from application through approval to funding. Our 100% online application coupled with our 100% digital origination solution, leverages blockchain technology, AVMs, e-notaries, digital income/ID verification, artificial intelligence during document review and digital lien matching. Our differentiated technology has enabled us to reduce the average HELOC time from application to funding by approximately 75%. We fund as quickly as five days, with a median of 11 days, as compared to an industry average of approximately 42 days, according to industry sources.
By streamlining and automating the loan origination process, we have drastically reduced the cost to originate. For the year ended December 31, 2024, we had an average cost per loan of $730. This represents cost-savings of over 93% compared to an industry average cost of $11,230 to originate a mortgage for the quarter ended December 31, 2024, according to MBA.
Our origination partners have validated our strong value proposition through recurring use. 93% of the number of origination partners who accounted for 97% of the partner branded LOS volume in 2023 remained on the platform in 2024. Furthermore, we experienced 185% net volume retention in 2024. We are not only retaining our origination partners but also enabling them to continuously expand usage and volume.
Homogeneous underwriting with immutable, transparent access to asset ownership information
Our LOS employs fully automated pre-programmed rules, including the underwriting guidelines and credit policy embedded in our technology, to make lending decisions. We have nearly fully eliminated the impact of human error from our origination processes and the quality of loans originated on our platform, which helps provide a high degree of certainty to the credit quality of the loans originated using our technology. We believe this results in a homogeneous population of loans that are underwritten to consistent, well-defined rules using the same scalable processes and technology. Credit losses of loans underwritten through our LOS have consistently remained approximately 1% or less, well below the 6% rating agencies typically assume for securitizations of similar loan products. Along with the Guarantor Vehicle, we believe that this homogeneity fuels the success of our marketplace.
Our third-party review expenses are also reduced by as much at 80% as compared to a sample of 2025 securitizations, which had 100% of their loan pool reviewed versus 20% for Figure. As the broader industry continues to experience rising costs, the value proposition of Figure’s automated, cost-efficient solution will continue to differentiate us and attract new origination partners.
Through Provenance Blockchain, we provide loan buyers and securitization investors access to an immutable source of information on ownership at origination and the subsequent transfer history of assets. The use of blockchain enables diligence, monitoring and reporting of loan title, providing transparency of ownership in a matter of nanoseconds.
Facilitating access to incremental capital
Our LOS removes friction in the supply and demand of capital, connecting origination partners with several sources of funding capital. On one side, origination partners utilize our lending platform to fund homogeneous investor-appealing assets in a cost-efficient and transparent way. On the other side, Figure Connect enables origination partners to access multiple sources of institutional funding through a single-window system. This two-sided marketplace facilitates deeper liquidity, giving originators access to funding sources, and in turn increases their capacity to fund more origination growth. This ultimately unlocks access to incremental resources for the end-borrower and creates higher certainty and reliability of capital markets execution.
The liquidity in the marketplace is further enhanced by the presence of our Guarantor Vehicle, which with $200 million in recyclable equity and through the use of leverage, is expected to translate into billions of dollars of committed financing. In the last twelve months ended March 31, 2025, 17 institutional investors transacted approximately $4 billion in volume with loan originators through our LOS.
Modular tech stack expandable across asset classes
Our technology architecture is designed to support each of our solutions such that these solutions can scale and serve new use cases seamlessly and efficiently. Similarly, our digital platform is designed to scale efficiently by leveraging our existing solutions for the origination of other lending products.
For Figure Connect, our custom-built marketplace, we offer a streamlined experience for trading, hedging, forward sales and access to rated securitizations.
Proactive regulatory compliance as a source of competitive advantage
Strict regulatory compliance has always been at the forefront of our strategy in a nascent industry where some others have looked to exploit regulatory vagueness and ambiguity. This proactive approach to legal adherence has allowed Figure to build a regulatory and licensing infrastructure that is currently comprised of more than 180 lending and servicing licenses, 48 money transmitter licenses, a broker-dealer license, an ATS, VASP licenses in Ireland and the Cayman Islands, a virtual currency license in Louisiana, in addition to multiple additional license applications in our pipeline. We believe that our regulatory moat, which uniquely combines lending licenses, a number of digital asset-related licenses, and an ATS, with years in the making, delays the feasibility of potential new entrants to be able to compete in the full spectrum of solutions that we are able to offer.
Strong culture with visionary leadership team that has redefined the industry before
We believe our highly experienced leadership team and our culture of creativity and innovation give us a long-term, sustainable competitive advantage. We have been built since day one to address industry inefficiencies and challenges that our founders and leadership observed over decades in on-the-ground, decision-making roles at financial technology and financial services firms, including in the lending and mortgage value chain as well as in blockchain technology.
Our team has a demonstrated track record of re-inventing legacy financial products and services as technology-first, efficient, and low-cost platforms, in segments ranging from student and personal loans and traditional mortgages to the crypto economy. The expertise our team has built across markets and functional areas—with an average of over 20 years of experience at market leaders including SoFi, Blockchain.com, Brex, and OneMain Financial—empowers us in our daily pursuit of introducing more innovative and efficient technology and business models into our ecosystem. We are deeply committed to disrupting and driving efficiency in traditional financial services with proprietary technology, to create value for consumers, our origination partners, loan buyers, and securitization investors across our ecosystem, and we believe our team is well positioned to deliver on this mission.
Our Growth Strategy
We firmly believe that developing cutting-edge technology is a core competency that allows for future growth. As such, we have made a significant investment in technology, engineering and modern processes to establish a flexible and expandable capital markets platform that supports end-to-end asset origination to trading. Our first line of code was written in 2018 and 34% of our headcount is in technology and product departments as of March 31, 2025.

We believe this will allow us to systematically expand transaction volume and enter different markets across the financial ecosystem where the application of blockchain technology can improve efficiency and liquidity.
Onboard New Origination Partners and Increase Penetration with Existing Partners
We believe that increasing the number of origination partners using our LOS and growing adoption of Figure Connect will significantly contribute to our future growth.
We have successfully added over 153 partners since inception, with 76 of those added over the last twelve months ended March 31, 2025. We see a substantial opportunity to further grow our number of partners. In the six months period from October 1, 2024 to March 31, 2025, we onboarded seven origination partners to Figure Connect, evidencing growth of partnerships beyond Figure-branded originations.
With the success we have shown to date, our marketing team will continue to target servicers, banks, credit unions, and other mortgage originators, offering them a turnkey solution to replace legacy offerings. Our technology is easily onboarded by partners and, once in place, enables them to bring a new offering to the market quickly. The end-applicant experience and efficiency of our LOS coupled with the liquidity access that Figure Connect provides will continue to attract new origination partners.
Add Incremental Products and Markets
We have a proven track record of innovating and delivering new products through our platform. From inception to the quarter ended March 31, 2025, over $14 billion of loans were originated using our automated underwriting process on our LOS. Our technology was first used to originate 1st and 2nd lien HELOC products and has been expanded to underwrite and originate loans secured by digital assets. We believe our performance across different products within the home equity market serves as a testament to the quality of our platform, the diversity and depth of our acquisition strategies, and our ability to rapidly enter, innovate, and become a category leader in a market.
For example, our LOS has been adapted to originate DSCR loans to provide greater flexibility for borrowers seeking to finance rental properties. This caters to the growing demand for rental properties and the increased popularity of DSCR loans. Additionally, we have the infrastructure in place to originate personal loans and student loans, and we believe we can effectively scale in these markets. Adding new loan products will allow us to generate volume across different market and rate environments, as well as bolster our servicing portfolio. Furthermore, we anticipate that the introduction of additional products will enhance our trading offerings. As these products gain mass adoption, we expect an increase in both buyer demand and liquidity, contributing to the overall expansion of the market.
Expand Figure Connect Volume
Figure Connect enables the trading of assets originated via our LOS. Since launch in June 2024 to March 2025, approximately $1 billion of loans were traded on Figure Connect. With ample room for growth, we have identified the following initiatives as avenues for expanding Figure Connect transaction volume:
•Onboarding new loan buyers: With 23 new investors onboarded to the marketplace since launch in June 2024, we believe we can continue to increase the number of participants on Figure Connect, significantly contributing to the overall growth of transaction activity.
•Increase marketplace liquidity: We are looking to expand or replicate initiatives such as our joint venture with Sixth Street Partners, which grants our origination partners the option to sell their production to a Guarantor Vehicle, offering them consistent execution and improved pricing, which ultimately drives Figure Connect volume through increased liquidity.

•Inclusion of third-party homogeneous assets, enabled by artificial intelligence: We are introducing a Figure Certified program that employs proprietary technology and artificial intelligence to validate assets originated by third parties outside of our platform against our LOS underwriting guidelines, such that we can confidently tokenize the loans on the Provenance Blockchain and also support the sale of those assets via Figure Connect. Figure Certified loans would be allowed to transact in Figure Connect, increasing the scope of our marketplace beyond our LOS originated assets without losing the benefits of homogeneous collateral. We are targeting a launch of the Figure Certified program by the fourth quarter of 2025.
•Development of new products and related markets: As our LOS offering broadens to other consumer credit loans and digital assets, Figure Connect has the necessary infrastructure to support originators in selling asset production to investors with certainty of execution. Within this ecosystem, we envision the development of a forward market linked to underlying asset production, similar to the operation of TBA securities in the Fannie Mae and Freddie Mac loan trading market. However, unlike Fannie Mae and Freddie Mac, which benefit from regulatory exemptions, we could face regulatory hurdles, primarily stemming from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). These hurdles may include various filing requirements, the requirement for rating agencies to maintain a public data room before issuing a rating, and limitations on providing full guarantees on TBA securities’ collateral, restricting our ability to guarantee more than 10% of the collateral.
We expect Figure Connect to be the venue for market making and trading of this related market where Figure loan originators will be able to sell forward their collateral production into future securitizations, thereby mitigating interest rate risk. The related securities, backed by blockchain native assets, including TBAs and bonds issued in securitizations, are expected to trade seamlessly on Figure Exchange.
Launch Additional Products and Capabilities on Figure Exchange
Figure Exchange technology is applicable to a broad range of products, including securities backed by tokenized real-world assets. We plan to add tokenized real-world assets to our ATS to increase participants and volume. For example, in the future we plan to grant Figure Exchange customers access to private company equity offered for secondary trading and bankruptcy claims created on-chain, effectively providing liquidity in these illiquid markets. To conduct an offering of secondary shares via our ATS, the customer would tokenize the applicable shares in the capitalization table (i.e., tokens would be minted representing the percentage of equity owned by each shareholder). Those tokens, because they represent securities, could trade on the ATS and effectively support secondary trading. A similar process would support the trading of bankruptcy claims—a bankruptcy estate could tokenize bankruptcy claims on the Provenance Blockchain by minting tokens representing those claims and since these claims are not securities, they would trade on the Figure Exchange. While we plan to offer access to private company equity for secondary trading and bankruptcy claims created on-chain in the future, we currently do not offer access to such products and do not have an established timeline for when these features will be supported. As the spectrum of listed digital assets increases on Figure Exchange, the benefits of our Democratized Prime offering will become more noticeable, fostering heightened disintermediated trading activity and further unlocking growth and liquidity.
Drive YLDS Adoption
We plan to build out an institutional sales team that is focused on encouraging usage of YLDS by asset managers, fintechs, banks, market makers, exchanges, and other financial market participants. Additionally, we will target retail users via social media outreach, paid ads and other online marketing channels. We believe that the custody and settlement advantages provided by Provenance Blockchain, combined with the credit quality and yield-product nature of the underlying assets that back YLDS, will prove to be a compelling value proposition for users and accelerate adoption. To drive initial adoption, Figure offers lower prices to early institutional buyers.

Innovate on Technology Stack
Continuous innovation in our technology stack is a critical lever for our future growth. We expect to continue to introduce new products and services, and to develop new capabilities that will streamline underwriting, enhance loan registration, and optimize trading efficiency and portfolio monitoring. Technology has allowed us to pursue multiple avenues of expansion today, and we want to continue to invest into it to drive future innovations, executing on what we see as a substantial runway for growth.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. The following is a summary of the principal risks we face:
•We have a history of losses, we may not be able to maintain profitability in the future, and there is no assurance that our revenue and business model will be successful.
•If we fail to effectively manage our growth, our business, financial condition, and results of operations could be adversely affected.
•Substantially all of our revenue is derived from our HELOC product, and we are thus particularly susceptible to fluctuations in the HELOC market. Our current product offerings may also not be sufficiently broad to attract and retain partners.
•Our success and ability to develop our lending business depend on retaining and expanding our reach through both our Figure-branded and Partner-branded strategies. If we or our partners fail to add new borrowers or customers, as applicable, our business, financial condition, and results of operations could be adversely affected.
•If loans originated by us or through our platform and purchased by us do not perform, or significantly underperform, we may incur financial losses on the loans we hold on our balance sheet, which could adversely affect our business, financial condition, and results of operations, as well as result in the loss of confidence of our funding sources.
•Increases in borrower default rates on loans could make us and our loans less attractive to loan purchasers, lenders under warehouse credit facilities and investors in securitizations, which may adversely affect our access to financing and our business, financial condition, and results of operations.

•Our HELOCs and other loans we make, such as digital assets-secured personal loans, are subject to federal, state and local laws that regulate various aspects of lending, including disclosures, interest rates and other charges, and if we exceed applicable limitations on interest, loan charges, and other fees or fail to provide required disclosures, our business, financial condition, and results of operations could be significantly adversely affected, including but not limited to, through litigation (including damages), investigation, enforcement and other regulatory and legal action and penalties.
•If a court or regulator determines that our HELOCs cannot be characterized as a fixed-rate extension of “open-end credit” under the Truth in Lending Act (“TILA”) or state law, we would be subject to the more prescriptive closed-end mortgage laws and rules, as well as laws and rules applicable to variable-rate HELOCs, which would have a material adverse effect on our business, financial condition, and results of operations.
•A particular digital asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a digital asset or product offering, or if the regulatory framework with respect to digital assets changes, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.
•Depositing and withdrawing digital assets into and from Figure Exchange involve risks, which could result in loss of customer assets, customer disputes and other liabilities, and adversely impact our business, financial condition, and results of operations.
•Our business is significantly impacted by interest rates. Changes in prevailing interest rates or U.S. monetary policies that affect interest rates could adversely affect our business, financial condition, and results of operations.
•Technology disruptions or failures in, and cyberattacks or other breaches or incidents relating to, our operational, security or fraud-detection systems or infrastructure, or those of third parties with whom we do business, could disrupt our business, cause legal or reputational harm, and adversely affect our business, financial condition, and results of operations.
•Our business, financial condition, and results of operations could be adversely affected if we fail to adequately maintain, protect and enforce our intellectual property and proprietary rights or face allegations that our product offerings or conduct infringes on the intellectual property rights of third parties.
•We are subject to or facilitate compliance with a variety of federal, state, and local laws, including those related to lending and mortgages, money transmission, consumer protection, financial services and loan financings.
•Our marketing practices involving relationships with third parties may expose us to risks of alleged Real Estate Settlement Procedures Act (the “RESPA”) violations.
•We hold state licenses that result in substantial costs, including licensing fees and compliance costs, and our business, financial condition, and results of operations would be adversely affected if our licenses were impaired as a result of noncompliance with those requirements.
•Litigation, regulatory actions, and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses.
•Our compliance and risk management policies, procedures and techniques may not be sufficient to identify all of the financial, legal, regulatory, and other risks to which we are exposed, and failure to identify and address such risks could adversely affect our business, financial condition, and results of operations.
•Changes in applicable laws and regulations, as well as changes in government enforcement policies and priorities, could materially increase our operating costs and negatively impact our ability to offer certain products or the terms and conditions upon which they are offered, and ability to compete, which could have a material adverse effect on our business, financial condition, and results of operations.
•We have identified material weaknesses in our internal control over financial reporting. If we fail to remedy these material weaknesses, experience additional material weaknesses in the future or otherwise fail to continue to design, implement and maintain effective internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us, and, as a result, the value of our Class A common stock.
•The dual-class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our common stock prior to the completion of this offering, which will limit your ability to affect the outcome of key transactions, including a change in control, and it may depress the trading price of our Class A common stock.
•The market price of our Class A common stock may be volatile, and you could lose all or part of your investment.
Our Risk Factors are not guarantees that no such conditions exist as of the date of this prospectus and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.
Organizational History
The legacy business of the “Figure” group was conducted through FT and its subsidiaries. FT was formed in 2018 and FLC was a wholly-owned subsidiary of FT from its formation in 2018 until the Separation. On January 25, 2024 and March 18, 2024, respectively, in connection with and to effectuate the Separation, FT created each of FMH and FTI as direct wholly-owned subsidiaries of FT. Following the formation of these entities, we completed the Separation through a series of steps, which resulted in, (i) FLC being the sole owner of certain lending-related intellectual property and commercial contracts that were previously owned by FT, (ii) FTI becoming a holding company whose principal assets were the shares it held in FLC, (iii) FMH becoming a separate company, and (iv) FT being a wholly-owned subsidiary of FMH.
In connection with the Separation, we also entered into certain other agreements to provide a framework for our relationship with FMH after the Separation. For additional information, see the section titled “Certain Relationships and Related Party Transactions.”
Additionally, in connection with the Separation, we assumed the 2018 Equity Incentive Plan, as amended, of FT (the “2018 Plan”), and all awards outstanding thereunder which we terminated as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part. However, each award outstanding under the 2018 Plan continues to be governed by the terms and conditions of the 2018 Plan following the effectiveness of the registration statement of which this prospectus forms a part. For additional information, see the section titled “Executive Compensation—2018 Equity Incentive Plan.”
On April 28, 2025, FTI converted from a Delaware corporation to a Nevada corporation.

On           , 2025, we completed a series of transactions to effectuate the Recombination, which included:
•FTI creating a new subsidiary named Figure Merger Sub, Inc., a Nevada corporation (“FMS”), as a wholly-owned subsidiary of FTI; and
•FMS merging with and into FMH, with FMH surviving the merger as a wholly-owned subsidiary of FTI.
As a result of the Recombination, (i) FTI is a holding company with its principal assets consisting of shares in FLC and FMH, (ii) FTI is the sole shareholder of FLC and FMH, (iii) FMH is a wholly-owned subsidiary of FTI, and (iv) FTI operates and controls all of the business and affairs of FLC, FMH, and their direct and indirect subsidiaries.
The simplified diagram below depicts our organizational structure following the Recombination and after giving effect to this offering.

For additional information, see the sections titled “Risk Factors—Risks Related to the Recombination” and “Certain Relationships and Related Party Transactions.”
Channels for Disclosure of Information
Investors, the media, and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls, and webcasts.
The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. However, information disclosed through these channels does not constitute part of this prospectus and is not incorporated by reference herein.
We intend to post any updates to the list of disclosure channels through which we will announce information on the investor relations page on our website.
Corporate Information
FTI is the issuer of the Class A common stock offered by this prospectus. FTI was formed and incorporated in the State of Delaware on March 18, 2024. On April 28, 2025, FTI converted to a Nevada corporation. Our principal executive offices are located at 5 Bryant Park, 34th Floor, New York, NY 10018. Our telephone number is (917) 789 8049. Our website is https://www.figure.com. Information contained on, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.
We use Figure, the Figure logo, and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or an endorsement or sponsorship of, any other entity.
Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As such, we may take advantage of reduced disclosure and other requirements otherwise generally applicable to public companies, including:
•presentation of only two years of audited financial statements and related financial disclosure;
•exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
•exemption from compliance with the requirement of the Public Company Accounting Oversight Board, regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•reduced disclosure about our executive compensation arrangements; and
•exemption from the requirement to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have at least $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.
As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations, and we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period for complying with new or revised accounting standards until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
For additional information, see the section titled “Risk Factors—Risks Related to Ownership of Our Securities—We are an ‘emerging growth company,’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.”

THE OFFERING

Class A common stock offered by us	shares.

Underwriters’ option to purchase additional shares of Class A common stock from us	shares.

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding immediately after this offering	shares.

Total Class A common stock and Class B common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, facilitate future access to the public equity markets by us, our employees, and our stockholders, and increase our visibility in the marketplace. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. For additional information, see the section titled “Use of Proceeds.”

Voting rights	Each share of our Class A common stock will be entitled to one vote per share.
Each share of our Class B common stock will be entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated articles of incorporation. Immediately following the completion of this offering, Michael Cagney, our co-founder and member of our board of directors, and his permitted transferees, will hold          shares of Class B common stock representing approximately          % of the voting power of our outstanding capital stock, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock. For additional information, see the section titled “Description of Capital Stock.”

Risk factors
See the section titled “Risk Factors” beginning on page 28 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Controlled Company	Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of . For additional information, see the section titled “Management—Controlled Company.”

Proposed trading symbol	“FIGR”
The total number of shares of our Class A common stock and Class B common stock that will be outstanding immediately prior to this offering is based on        shares of our Class A common stock and           shares of our Class B common stock outstanding as of      , 2025, and reflects:
•          shares of redeemable convertible preferred stock that will automatically convert into           shares of common stock immediately prior to the completion of this offering (the “Capital Stock Conversion”);
•the filing and effectiveness of our amended and restated articles of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering and will effect the reclassification of our common stock into Class A common stock (the “Reclassification”);
•          shares of our Class A common stock outstanding, which number of shares excludes the shares being exchanged in the Class B Stock Exchange described below; and
•          shares of our Class B common stock, which reflect shares of our Class A common stock outstanding beneficially owned by Mr. Cagney and Ms. Ou as of           , that will be exchanged for an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering pursuant to the terms of certain exchange agreements (the “Class B Stock Exchange”).
The total number of shares of Class A common stock and Class B common stock that will be outstanding immediately after this offering is based on          shares of our Class A common stock and           shares of our Class B common stock outstanding as of          , 2025, and after giving effect to the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange, excludes:
•          shares of Class A common stock issuable upon the exercise of outstanding options as of           , 2025, with a weighted-average exercise price of $           per share;

•Restricted stock units (“RSUs”) covering                shares of Class A common stock as of                2025, which are issuable upon satisfaction of service-based and liquidity-based vesting conditions;
•          shares of Class A common stock reserved for future issuance under our 2025 Incentive Award Plan (the “2025 Plan”), which will become effective on the day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any shares of Class A common stock that become available pursuant to provisions in the 2025 Plan that automatically increase the share reserve under the 2025 Plan; and
•          shares of Class A common stock reserved for future issuance under our Employee Stock Purchase Plan (the “ESPP”), which will become effective on the day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any shares of Class A common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP.
For additional information, see the section titled “Executive Compensation—Equity Compensation Plans.”
Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:
•the completion of the Recombination;
•the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange, which will occur immediately prior to the completion of this offering;
•no exercise of outstanding options described above; and
•no exercise of the underwriters’ option to purchase additional shares.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables set forth summary recast consolidated financial and other data for the three months ended March 31, 2025 and for the year ended December 31, 2024 reflect the combined consolidated statements of FTI and FMH, whereas the comparative information for the three months ended March 31, 2024 and for the year ended December 31, 2023, respectively, reflect the consolidated financial statements of the previous parent company, FT, prior to the Separation. The consolidated statements of operations and cash flows data for the three months ended March 31, 2025 and 2024, and the consolidated balance sheet data as of March 31, 2025, are derived from the unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations and cash flows data for the years ended December 31, 2024 and 2023, and the consolidated balance sheet data as of December 31, 2024, are derived from the audited consolidated financial statements and related notes included elsewhere in this prospectus.
The Recombination by which FMH became a wholly-owned subsidiary of FTI was accounted for as a reorganization of entities under the common control of Michael Cagney. As a result, the consolidated financial statements of FTI recognize the assets and liabilities received in connection with the transaction at their historical carrying amounts. As required under GAAP, the financial statements of FTI reflect the retrospective consolidation of FMH to give effect to the Recombination.
You should read this data together with the consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	For the Three Months Ended March 31,		For the Year Ended December 31,
($ in thousands)	2025	2024	2024	2023
Net revenue:
Ecosystem and technology fees	$15,613	$6,055	$28,314	$10,628
Servicing fees	7,191	5,694	25,245	18,620
Interest income	16,606	9,578	48,207	48,155
Origination fees	12,477	15,797	64,867	58,546
Gain on sale of loans, net	32,023	24,466	140,353	50,343
Gain on servicing asset, net	326	13,539	32,637	22,083
Other revenue	274	135	1,262	1,174
Total net revenue	84,510	75,264	340,885	209,549
Expenses:
General and administrative	18,840	44,722	104,251	58,794
Technology and product development	17,416	15,031	62,657	49,154
Operations and processing	12,678	10,878	44,452	38,930
Sales and marketing	14,967	12,354	55,657	52,761
Interest expense	10,972	14,704	56,415	49,200
Other expense	1,565	1,420	8,218	10,148
Total expenses	76,438	99,109	331,650	258,987
Operating income (loss)	8,072	(23,845)	9,235	(49,438)
Other income (expense), net	(7,455)	(4,640)	12,857	(2,903)

Income (loss) before income taxes	617	(28,485)	22,092	(52,341)
Income tax provision (benefit)	1,230	(24)	2,177	102
Net income (loss)	(613)	(28,461)	19,915	(52,443)
Net income (loss) attributable to noncontrolling interests in consolidated subsidiaries	207	1,482	2,701	(4,508)
Net income (loss) attributable to FTI	$(820)	$(29,943)	$17,214	$(47,935)
Pro forma net income (loss) attributable to FTI, per share(1)
Basic
Diluted
Weighted-average shares used in computing pro forma net income (loss) attributable to FTI, per share(1)
Basic
Diluted
________________
(1)The pro forma net income (loss) attributable to FTI, per share and the weighted-average shares used in computing pro forma net income (loss) attributable to FTI, per share give effect to (i) the Capital Stock Conversion, (ii) the Reclassification, and (iii) the Class B Stock Exchange, as if each such event had occurred at the beginning of the period.

Consolidated Balance Sheet Data:

	As of March 31, 2025
($ in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
Cash and cash equivalents	$332,024
Loans held for sale, at fair value	530,525
Marketable securities, at fair value	187,807
Digital assets	4,195
Loan servicing asset, at fair value	88,823
Total assets	1,354,181
Payables to third-party loan owners	263,915
Debt	418,063
Debt, long term	191,670
Total liabilities	985,651
Total stockholder’s equity	368,530
_______________
(1)The pro forma consolidated balance sheet data gives effect to (i) the Capital Stock Conversion, (ii) the Reclassification, and (iii) the Class B Stock Exchange, as if each such event had occurred on December 31, 2024.
(2)Reflects, on a pro forma as adjusted basis, the pro forma adjustments described in footnote (1) above and the issuance and sale by us of shares of Class A common stock in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholder’s equity by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholder’s equity by approximately $     million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering.
Key Operating Metrics and Non-GAAP Financial Measures
We review a number of operating and financial metrics, including the following key metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. The following table sets forth the key performance measures that we use to evaluate our business for the three months ended March 31, 2025 and 2024 and for the years ended December 31, 2024 and 2023:

	For the Three Months Ended March 31,		For the Years Ended December 31,
($ in thousands)	2025	2024	2024	2023
Ecosystem Volume(1)	$1,577,709	$1,191,917	$5,879,148	$3,368,859
LOS Volume(1)	1,353,718	1,191,917	5,100,236	3,368,859
Crypto-Backed Loan Volume(1)	11,417	—	28,225	—
Exchange Volume(1)	212,574	—	750,687	—
Figure Connect Volume(1)	253,467	—	8,144	—
Net Revenue	84,510	75,264	340,885	209,549
Net Income (Loss)	(613)	(28,461)	19,915	(52,443)
Adjusted Net Revenue(2)	89,213	69,972	339,182	214,168
Adjusted EBITDA(2)	30,589	11,523	101,443	(12,370)
_______________
(1)See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics” for definitions and further information about why and how we calculate Ecosystem Volume, LOS Volume, Crypto-Backed Loan Volume, Exchange Volume, and Figure Connect Volume.
(2)See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a description of Adjusted Net Revenue and Adjusted EBITDA and a reconciliation of such non-GAAP financial measures to certain directly comparable financial measures calculated in accordance with GAAP.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our business, results of operations, financial condition, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment. The risks and uncertainties described below are not guarantees that no such conditions exist as of the date of this prospectus and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.
Business, Financial, and Operational Risks
We have a history of losses, we may not be able to maintain profitability in the future, and there is no assurance that our revenue and business model will be successful.
We have a history of net losses. We expect our costs will increase over time, and while we had net income of $20 million for the year ended December 31, 2024, we may continue to generate losses in the future as we invest significant additional funds towards growing our business and operating as a public company. Such losses may fluctuate significantly from quarter to quarter.
We have expended and expect to continue to expend substantial financial and other resources on product development, including investments in our product, engineering, data, and design teams and the development of new products and new functionality for our existing products and our platform; our technology infrastructure, including systems architecture, management tools, scalability, availability, performance, security, and disaster recovery measures; our sales, marketing, and partner management organizations; acquisitions or strategic investments; and general administration, including legal and accounting expenses. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business.
Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flows on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, and results of operations could be adversely affected.
If we fail to effectively manage our growth, our business, financial condition, and results of operations could be adversely affected.
We have grown rapidly since our inception and expect to continue to experience rapid growth in the future. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. We have made, and intend to continue to make, substantial investments in our technology, customer service, risk, sales, and marketing infrastructure. Our ability to manage our growth effectively and to integrate new technologies, personnel, and strategic acquisitions and priorities into our existing business will require us to continue to expand our operational and financial infrastructure and retain, attract, train, motivate, and manage key employees. Continued growth could strain our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, recruit, train, and retain highly skilled personnel, and maintain customer and brand satisfaction.
Additionally, if we do not effectively manage the growth of our business and operations, the quality of our platform and the efficiency of our operations could suffer, which could adversely affect our growth, business, financial condition, and results of operations.

Our revenue growth rate and financial performance in prior years may not be indicative of future performance.
We have grown rapidly in the past, and our historical revenue growth rate and financial performance may not be indicative of our future performance. Our revenue for any previous quarterly or annual periods should not be relied upon as an indication of our revenue or revenue growth in future periods. Our future growth will be impacted by, among other things: adverse macroeconomic conditions; changing interest rates; our ability to deploy alternative loan products, including in response to changing conditions in the HELOC market; market acceptance of our online lending products, including our HELOC product, digital assets-secured personal loan product, and new product offerings; our ability to meet demand for funding; sales of loans held on our balance sheet at a loss; our ability to successfully finance and sell our loans; growth in our network of partners; increasing competition; credit market volatility; increasing regulatory costs and challenges; prices of digital assets and volume of transactions conducted on Figure Exchange; and our failure to capitalize on growth opportunities.
Our limited operating history makes it difficult to evaluate our current business and prospects and may increase the risk of your investment.
We have experienced rapid growth in recent years. Our limited operating history may make it difficult to evaluate our business and prospects, including our ability to plan for and model future growth. We face numerous challenges to our success, including our ability to:
•accurately forecast our revenue or volume, and to plan our operating expenses;
•develop and maintain a scalable, high-performance technology infrastructure that can efficiently and reliably process an increased number of HELOC originations and other product offerings, as well as the deployment of new features and services;
•maintain or increase the volume of HELOC originations and other product offerings, such as our digital assets-secured personal loan product, enabled through our platform;
•enter into and maintain existing relationships with our network of partners;
•successfully attract new customers to our platform;
•successfully identify, negotiate, execute, and integrate strategic acquisitions and partnerships;
•successfully compete with current and future competitors;
•successfully build our brand and protect our reputation from negative publicity;
•increase the effectiveness of our marketing strategies;
•successfully adjust our proprietary technology, products, and services in a timely manner in response to changing macroeconomic conditions and fluctuations in the credit market;
•successfully introduce new products and services;
•adapt to rapidly evolving trends in the way our consumers and our network of partners interact with technology;
•comply with and successfully adapt to complex and evolving regulatory environments;
•protect against fraud and online theft;
•avoid interruptions or disruptions in our service;

•effectively secure and maintain the confidentiality of the information received, accessed, stored, provided, used, and otherwise processed across our systems and our third-party vendors;
•successfully obtain and maintain funding and liquidity to support continued growth and general corporate purposes;
•attract, integrate, and retain qualified employees; and
•effectively manage growth in our personnel and operations.
We also face risks from the underperformance of any assets we have originated and/or serviced to date, which include HELOCs, personal loans, student loans, and closed-end mortgages, as well as risks from the future underperformance of any assets we originate. In addition, the price of digital assets and associated demand for buying, selling, and trading digital assets have historically been subject to significant volatility. There is no assurance that any supported digital asset will maintain its value or that there will be meaningful levels of trading activity.
If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. Our inability to accurately evaluate our business and prospects could adversely affect our business, financial condition, and results of operations.
Substantially all of our revenue is derived from our HELOC product, and we are thus particularly susceptible to fluctuations in the HELOC market. Our current product offerings may also not be sufficiently broad to attract and retain partners.
While we plan to continue to invest in developing additional loan product offerings, the vast majority of our revenue is currently derived from our HELOC product. A wide variety of factors could impact the market for HELOCs, including macroeconomic conditions, competition, regulatory developments, and other developments in the credit market. Our success will depend in part on the continued demand for HELOCs, and if such demand does not experience further growth or grows more slowly than we expect, our business, financial condition, and results of operations could be adversely affected.
In addition, our partners may in the future seek commercial relationships with competitors that are able to offer them a broader array of credit products. Over time, in order to preserve and expand our relationships with our existing partners and expand our network of partners, it may become increasingly important for us to be able to offer a wider variety of products than we currently provide. We are also susceptible to competitors that may be able to provide more competitive pricing than we can, or intentionally underprice their loan products, even if such pricing practices lead to losses. Such practices by competitors would negatively affect the overall demand for HELOCs facilitated by our technology.
Failure to accurately predict demand or growth with respect to our existing and new product offerings could adversely affect our business, financial condition, and results of operations. Moreover, our existing or new product offerings may be less profitable than we expect, increase our costs, decrease our operating margins, or take longer than anticipated to achieve target margins. Further, our development efforts with respect to new product offerings could distract management from current operations and could divert capital and other resources from our existing business. In addition, the profile of potential borrowers using our new product offerings may not be as attractive as the profile of the borrowers that we currently serve, which may lead to higher levels of delinquencies or defaults than we have historically experienced. If we do not realize the expected benefits of our investments, our business, financial condition, and results of operations could be adversely affected.

Our success and ability to develop our lending business depend on retaining and expanding our reach through both our Figure-branded and Partner-branded strategies. If we or our partners fail to add new customers, our business, financial condition, and results of operations could be adversely affected.
The current model for our lending business is primarily based on our ability to enable our partners to originate, and our borrowers to obtain, HELOCs using our technology in a seamless, timely, and hassle-free transaction that funds quickly. We have experienced significant growth in recent years; however, we may not be able to continue to grow our business, and our network of partners and our consumer base could shrink over time.
Our ability to attract borrowers, and in turn attract partners to offer our products to their customers, depends, in large part, on our ability to continue to provide, and be perceived as providing, seamless and superior customer experiences and expeditious funding. In order to maintain this ability and perception, we may be required to incur costs related to improving our platform capabilities and customer service, increasing our marketing and advertising spend, as well as reducing the interest rates on our loan products either more or more quickly than our competitors, any of which could result in lower revenues or lower profitability.
We may not be able to promote awareness of our Figure-branded products and achieve widespread market acceptance of our business model to increase access to our platform. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition, and we may continue to do so in the future. If any of our marketing channels become less effective, or if the cost of these channels were to significantly increase, we may not be able to attract new borrowers in a cost-effective manner or convert prospective borrowers into borrowers. Additionally, changes in the way third-party platforms operate, including changes in our participation on such platforms, could make the maintenance and promotion of our products and services more expensive or more difficult. Further, there is no assurance that any of these actions will achieve their desired effect. If we fail to remain competitive on customer experience or pricing, our business, financial condition, and results of operations could be adversely affected.
Our business depends, in part, on the success of our Partner-branded strategies and our network of partners being able to deliver our products, and our ability to grow our business depends on our ability to continue our relationships with our network of partners.
We are dependent upon our partners and their use of our Partner-branded offerings. If we are not able to retain our existing partners or expand our network of partners in a cost-effective manner, or if our partners fail to maintain their utilization of our products and services, we will not be able to continue to grow our business. Our ability to retain and grow our relationships with our partners depends on their willingness to work with us. The attractiveness of our platform to partners depends upon, among other things: our brand and reputation, the amount of fees that we charge, our ability to adapt to our customers’ needs and implement technological changes, our ability to sustain our value proposition to our partners, products and services offered by competitors, and our ability to perform under and maintain our agreements with partners. Our partners do not have any long-term contractual financial commitments to us, and there are de minimis fixed fees in our contracts with partners. Therefore, our partners may cease their use of our platform at any time without incurring any material termination charges.
Further, any downturn in the financial services industry, a disruption or significant change in the capital markets, including government-sponsored enterprise involvement in the purchase and securitization of similar lending products, or change in interest rates may cause our partners to end or reduce their relationship with us. Our partners have no obligation to use our platform and generally only pay us when they use it. As a result, our partners may, at any time, seek to renegotiate pricing or other contract terms that are less favorable to us or otherwise ask to modify their agreement terms in a manner that is cost prohibitive to us. Our relationships with partners may decline or fluctuate as a result of a number of factors, including the attractiveness of our products to their customers, the value of originating products on our platform compared to the origination of other similar products, their satisfaction with our pricing or our platform, or their ability to continue their operations or spending levels. In addition, our partners’ regulators may require that they terminate or otherwise limit their business with us, or impose regulatory pressure limiting their ability to do business with us. If any of our partners were to stop working with us, suspend, limit, or cease their operations, successfully renegotiate less favorable pricing terms with us, or otherwise terminate their relationships with us, the number of loans and other transactions enabled through our platform could decrease and our business, financial condition, and results of operations could be adversely affected.
We could in the future have disagreements or disputes with any of our partners, which could negatively impact or threaten our relationship with them. In our agreements with partners, we make representations, warranties, and covenants concerning our compliance with certain procedures and guidelines related to laws and regulations applicable to the services to be provided by us to our partners. If those representations and warranties are not accurate when made or if we fail to perform a covenant, we may be liable for any resulting damages, including potentially any losses associated with impacted transactions, and our reputation and ability to continue to attract partners could be adversely affected. Additionally, our partners may engage in mergers, acquisitions, or consolidations with each other, our competitors, or third parties, any of which could be disruptive to our existing and prospective partner relationships.
If we are unable to maintain existing relationships partners and develop new customer relationships with financial institutions to expand our network of partners for any reason, our business, financial condition, and results of operations could be adversely affected.
We have significant partner concentration, with a limited number of partners accounting for a substantial portion of our loan originations.
We derive a significant portion of our loan origination volume from our major partners. Our top 10 partners contributed 54% and 52% of our origination volume for the three months ended March 31, 2025, and the year ended December 31, 2024, respectively. Relying heavily on a limited number of partners for a large percentage of total loan origination presents inherent risks. We cannot predict the future volume of loan originations from these partners. If any of our largest partners reduce their loan origination volume or terminate their relationship with us, it could materially and negatively impact our revenues, results of operations, and financial condition. To mitigate these risks, we are actively working to expand our partner base and reduce reliance on a few significant partners. However, there is no assurance of success in these efforts, and our financial performance may continue to be significantly influenced by our major partners.
Our growth depends, in part, on the success of our strategic relationships to attract potential customers for our HELOC products on other products, and our ability to grow our business depends on our ability to continue these relationships.
We depend on a number of strategic relationships to attract additional customers to our products. For example, through a number of strategic relationships, we purchase leads or otherwise advertise (e.g., on the provider’s website and/or via e-mail, or in the provider’s retail stores), on a non-exclusive basis, to consumers who may view the content and/or be customers of the lead or advertising platform providers. In some cases, we may offer consumers incentives to obtain HELOCs from us based on the consumers’ status as an enrollee or customer of a particular advertising platform. These incentives include gift cards to major retailers, offered to consumers upon the completion of specific tasks, such as securing a funded loan or completing a survey. These gift cards have no cash value and are not redeemable for interests in our company or our affiliates.
Identifying strategic partners, and negotiating and documenting relationships with them, requires significant time and resources. In addition, there is significant competition to develop relationships with these strategic partners, and our competitors may be effective in providing incentives to favor their products or platforms or to prevent or reduce our ability to advertise our offerings and our platform to consumers. If we are unsuccessful in maintaining our relationships with strategic partners and identifying new strategic partners and establishing relationships with them in a timely manner, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations may be materially and adversely affected. Additionally, certain of our relationships may require extensive time and resources to establish and, once established, would require time and resources to terminate and unwind. To minimize any disruption associated with such a termination, certain of our relationships include transition service and wind-down periods. We cannot guarantee we will be successful in establishing these relationships or, if necessary, terminating and unwinding these relationships, and establishing or terminating these relationships could require substantial time and attention from our management team. Additionally, we cannot assure you that we will be able to successfully replace a terminated relationship with a new relationship. If we are unable to effectively manage our strategic partner relationships, this could materially and adversely affect our business, financial condition, and results of operations.
We are also subject to legal and regulatory risks associated with these relationships, including changes in law or interpretations of law that could result in increased scrutiny of these relationships, require restructuring of these relationships, and/or diminish the value of these relationships.
If we do not compete effectively in our target markets, our business, financial condition, and results of operations could be adversely affected.
The consumer lending market is highly competitive and increasingly dynamic as emerging technologies continue to enter into the lending ecosystem. With the introduction of new technologies and the influx of new entrants, competition may persist and intensify in the future, which could have an adverse effect on our business, financial condition, and results of operations.
Our inability to compete effectively could result in reduced loan volumes, reduced average size of loans facilitated on our platform, reduced fees, increased marketing and customer acquisition costs, or the failure of our platform to achieve or maintain more widespread market acceptance, any of which could adversely affect our business, financial condition, and results of operations.
Consumer lending is a vast and competitive market, and we compete to varying degrees with all other sources of consumer credit, which can include banks, non-bank lenders, including retail-based lenders, and other financial technology lending platforms. Although HELOCs often have more attractive interest rates than credit card debt, we compete with the convenience and ubiquity that credit cards represent. Many of our competitors operate with different business models, have different funding sources, have different cost structures or regulatory obligations, or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, economic, technological, and other developments, including utilizing new data sources or credit models.
We may also face competition from banks or companies that have not previously competed in the consumer lending market, including companies with access to vast amounts of consumer-related information that could be used in the development of their own credit risk models. Our current or potential competitors may be better at developing new products due to their large and experienced data science and engineering teams, who are able to respond more quickly to new technologies. Many of our current or potential competitors have significantly more resources, such as financial, technical, and marketing resources, than we do and may be able to devote greater resources to the development, promotion, sale, and support of their platforms and distribution channels.
We face competition in areas such as compliance capabilities, commercial financing terms, costs of capital, interest rates, fees (and other financing terms) available to our partners’ customers, approval rates, model efficiency, speed, simplicity of loan origination, ease-of-use, marketing expertise, service levels, products and services, technological capabilities and integration, customer experience, brand and reputation, and terms available to our base of loan purchasers on the secondary market. Our competitors may also have longer operating histories, lower commercial financing costs or costs of capital, more extensive customer bases, more diversified products and customer bases, operational efficiencies, more versatile or extensive technology platforms, greater brand recognition and brand loyalty, broader customer relationships in Figure-branded and Partner-branded channels, more extensive and/or more diversified base of loan purchasers on the secondary market than we have, greater capacity to fund loans through their balance sheets, and more products and services than we have. Furthermore, our existing and potential competitors may decide to modify their pricing and business models to compete more directly with us. Our ability to compete will also be affected by our ability to provide our partners with a commensurate or more extensive suite of loan technologies than those offered by our competitors. In addition, current or potential competitors, including financial technology lending platforms and existing or potential partners, may also acquire or form strategic alliances with one another, which could result in our competitors being able to offer more competitive loan terms due to their access to lower-cost capital. Such acquisitions or strategic alliances among our competitors or potential competitors could also make our competitors more adaptable to a rapidly evolving regulatory environment.
To remain competitive, we may need to increase our regulatory compliance expenditures or our ability to compete could be adversely affected.
In addition, the digital asset industry is highly innovative, rapidly evolving, and characterized by significant competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition for Figure Exchange to further intensify in the future as existing and new competitors introduce new products or enhance existing products. We compete against a number of companies operating both within the United States and abroad, and both those that focus on traditional financial services and those that focus on digital asset-based services. Our current and contemplated competitors fall into the following categories:
•companies focused on the digital asset market, including (i) direct competitors with Figure Exchange who are also required to adhere to the same or similar local regulations as us and (ii) competitors who are not subject to or do not adhere to the same local rules and regulations as us or who operate in jurisdictions with less stringent local rules and regulations. As a result, many of our competitors are potentially able to more quickly adapt to trends, support a greater number of digital assets, and develop new digital asset-based products and services due to their different standard of regulatory compliance or scrutiny;
•traditional financial technology and brokerage firms that have entered the digital asset market in recent years and offer overlapping features targeted at our customers; and
•digital asset-focused companies and traditional financial incumbents that offer point or siloed solutions specifically targeted at institutional customers.
Further, the recent change in administration may lead to a more favorable federal regulatory environment for digital assets, which may encourage more traditional financial institutions to enter the digital asset industry. Such financial institutions may have significantly greater financial, technical, marketing and other resources than we do, which may allow them to more efficiently identify and capitalize upon opportunities and trends, transition and adapt their products and services, and devote greater resources to marketing and advertising, all of which could adversely affect our ability to compete effectively.
As noted above, our competition to date for Figure Exchange includes companies, in particular those located outside the United States, who are not required to or do not comply with the same regulatory compliance standards as us or who are subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions, as well as DeFi protocols, each of which also may be subject to less stringent regulatory and compliance requirements, or none at all. The business models of such competitors rely on or benefit from being unregulated or only regulated in a small number of lower compliance jurisdictions, whilst also offering their products in highly regulated jurisdictions, including the

United States, without necessarily complying with the relevant regulatory requirements in such jurisdictions.
To date, and although there have been a small number of enforcement actions by U.S. and foreign regulators against such offshore platforms, developers of DeFi protocols, many of these competitors have been able to operate from offshore while offering large numbers of products and services to consumers, including in the United States, Europe, and other highly regulated jurisdictions, without complying with the relevant licensing and other requirements in these jurisdictions, and seemingly without penalty. Due to our regulated status in several jurisdictions and our commitment to legal and regulatory compliance, we have not been able to offer many popular products and services, including products and services that our unregulated or less regulated competitors are able to offer to a group that includes many of our customers, or expand our offerings to new jurisdictions where we are currently not allowed to offer products, which may adversely impact our business, financial condition, and results of operations.
In recent years, we have also expended significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate. Such costs have increased as we expanded our products and services that we offer. We expect to continue to incur significant costs to satisfy our legal and compliance obligations, which our unregulated or less regulated competitors have not had to and will not incur.
Additionally, due to the broad nature of our products and services, we also compete with, and expect additional competition from, digital and mobile payment companies and other traditional financial services companies.
Many innovative start-up companies and larger companies have made, and continue to make, significant investments in research and development in digital asset markets, and we expect these companies to continue to develop similar or superior products and technologies that compete with Figure Exchange. Further, more traditional financial and non-financial services businesses may choose to offer digital asset-based services in the future as the industry gains adoption. Our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources.
Our existing competitors for Figure Exchange have, and our potential competitors are expected to have, various competitive advantages over us, such as:
•the ability to offer products and services globally. Incumbents were able to operate while jurisdictions worked to develop local legislation and had the resources to pursue licenses around the global simultaneously;
•the ability to offer certain products and services that we do not support or offer on our platform (due to constraints from regulatory authorities, our banking partners, and other factors) such as tokens that constitute securities or derivative instruments under U.S. or foreign laws;
•greater name recognition, longer operating histories, larger customer bases, and larger market shares;
•larger sales and marketing budgets and organizations;
•more established marketing, banking, financial, and compliance relationships;
•greater customer support resources;
•greater resources to make acquisitions;
•larger and more mature intellectual property portfolios;
•greater number of applicable licenses or similar authorizations; and

•operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings.
If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition, and results of operations could be adversely affected.
We expect to introduce and develop new products and services, and if these products or services are not successful or we are unable to manage the related risks, our business, financial condition, and results of operations could be adversely affected.
We are continuing to invest in the development of new products and services. For example, we launched Figure Exchange in March 2024, Figure Connect in June 2024, and YLDS in February 2025. New initiatives are inherently unpredictable and risky, as each involves unproven business strategies, new regulatory requirements, and new financial products and services with which we, and in some cases our customers, may have limited or no prior development or operating experience.
We cannot be sure that we will be able to develop, commercially market, and achieve market acceptance of any new products and services, including Figure Exchange, Figure Connect, and YLDS. In addition, our investment of resources to develop new products and services may either be insufficient or result in expenses that are excessive in light of revenue actually derived from these new products and services. It is also possible that such investment of resources may need to be delayed or deferred.
Furthermore, failure to accurately predict demand or growth with respect to our new products and services could have an adverse impact on our reputation and business, and our new products and services may be less profitable than we expect, increase our costs, decrease our operating margins, or take longer than anticipated to achieve target margins. For example, if the profile of borrowers using any new products and services is different from that of those currently served by our HELOC product or other loan products, our proprietary algorithms may not be able to accurately evaluate the credit risk of such borrowers, and our partners and loan purchasers in our loan funding programs may in turn experience higher levels of delinquencies or defaults.
In addition, our recently launched products Figure Connect, Figure Exchange and YLDS have increased our regulatory compliance obligations and increased our costs. Any new products or services may raise new and potentially complex regulatory compliance obligations, which would increase our costs and may cause us to change our business in unexpected ways. Further, our development efforts with respect to these initiatives could distract management from current operations and will divert capital and other resources from our existing business.
We may also have difficulty with securing adequate funding for any such new loan products and services originated on our platform, and if we are unable to do so, our ability to develop and grow these new offerings and services will be impaired. If we are unable to effectively manage the foregoing risks, our business, financial condition, and results of operations could be adversely affected.
If we cannot keep pace with rapid digital asset industry changes to provide new and innovative products and services, the use of our products and services, and consequently our net revenue, could decline, which could adversely impact our business, financial condition, and results of operations.
The digital asset industry has been characterized by many rapid, significant, and disruptive products and services in recent years. These include decentralized applications, DeFi, yield farming, non-fungible tokens, play-to-earn games, lending, staking, token wrapping, governance tokens, innovative programs to attract customers such as transaction fee mining programs, initiatives to attract traders such as trading competitions, airdrops and giveaways, staking reward programs, “layer 2” blockchain networks, and novel digital asset fundraising and distribution schemes, such as “initial exchange offerings.” We expect new digital asset products, services, and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that we currently provide or utilize. For example, disruptive technologies such as generative artificial intelligence (“AI”) may fundamentally alter the use of our products or services in unpredictable ways. We cannot predict the effects of new services and technologies on our business. However, our ability to grow our customer base and net revenue will depend heavily on our ability to innovate and create successful new products and services, both independently and in conjunction with third-party developers. In particular, developing and incorporating new products and services into our business may require substantial expenditures, take considerable time, and ultimately may not be successful. Any new products or services could fail to attract customers, generate revenue, or perform or integrate well with third-party applications and platforms. In addition, our ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law and regulatory expectations, constraints by our banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain customers, including large, institutional, high-frequency, and high-volume traders. As a result, we expect to incur significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If we are unable to do so in a timely or cost-effective manner, our business and our ability to successfully compete, to retain existing customers, and to attract new customers may be adversely affected.
Negative publicity and unfavorable media coverage could adversely affect our business, financial condition, and results of operations.
Negative publicity about us, our partners, the financial services technology industry, or the digital assets industry, including with respect to the transparency, fairness, user experience, quality, reliability, and the security of our platform, effectiveness of our credit decisioning or scoring models, effectiveness of our collection efforts, changes to our platform, loss of access to data related to assets and trades recorded on Provenance Blockchain due to causes such as fraudulent or accidental transactions, technology failures or disruptions, security breaches or incidents, our ability to grow our customer base at a rate expected by the market, our ability to effectively manage and resolve customer complaints, our ability to manage customer accounts in compliance with regulatory requirements which may not be clear, our or our partners’ privacy, data and security practices, use of loan proceeds by certain borrowers or other companies in our industry for illegal purposes, litigation, regulatory activity, misconduct by our employees, partners or wholesale brokers, vendors, other service providers, or others in the financial services technology industry, and the experience of our customers or our partners and their customers with our platform or services, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our reputation and cause disruptions to our platform. Any such reputational harm could further affect the behavior of our customers and partners, including their willingness to use our platform, which could adversely affect our business, financial condition, and results of operations.
We rely on our management team and will require additional key personnel to grow our business, and the loss of key management members or key employees, or an inability to hire key personnel, could adversely affect our business, financial condition, and results of operations.
We believe our success has depended, and continues to depend, on the efforts and talents of our senior management, who have significant experience in the financial services and technology industries, are responsible for our core competencies, and would be difficult to replace. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In connection with the Recombination, we plan to appoint additional members to our board of directors. Our future success will depend, in part, on the ability of our new executives and board members to quickly expand their knowledge of our operations, which will be critical to their ability to make informed decisions about our business and strategies, particularly given the competitive environment in which we operate.

Certain of the companies against which we compete for experienced talent have greater financial and other resources, different risk profiles, longer histories in the industry, and greater ability to provide valuable cash or stock incentives to potential recruits than we do. Competition for this experienced talent is strong and our failure to attract, train, retain, and motivate such additional executives and board members could hinder or delay our strategic planning and execution, as well as adversely affect our ability to attract and retain other experienced and talented employees. The transition of our board of directors and senior management team as a result of the Recombination may compromise our ability to compete effectively.
In addition, the loss of any of our senior management or key employees could adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all, and our other employees may be required to take on additional responsibilities. Furthermore, many candidates evaluate year-over-year stock growth trends for a sense of the potential long-term value of their proposed stock awards or have recently begun to discount the value of growth stocks on the whole. Volatility in the market price of our Class A common stock could harm our ability to attract and retain talent. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition, and results of operations could be adversely affected.
Our business is subject to the risks of natural disasters, power outages, telecommunications failures, public health crises and similar events, and to interruptions by human-made problems such as war, terrorism, cyberattacks and other actions, which may impact the demand for our products or our customers’ ability to repay their loans.
Events beyond our control may damage our ability to maintain our platform and provide services to our customers. Such events include, but are not limited to, hurricanes, earthquakes, fires, floods, and other natural disasters, pandemics, power outages, telecommunications failures, and similar events. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility we use without adequate notice for financial or other reasons, or if there are other unanticipated problems at our leased facilities. Because we rely heavily on our servers, computer and communications systems, and the internet to conduct our business and provide high-quality service to our customers, disruptions could harm our ability to effectively run our business. Moreover, our customers, including partners, and other service providers face similar risks, which could directly or indirectly impact our business, financial condition, and results of operations. We currently use Google Cloud Platform (“GCP”). While other providers are available, we would be unable to switch instantly to another system in the event of failure to access GCP. This means that an outage of GCP could result in our system being unavailable for a significant period of time. Terrorism, cyberattacks, and other criminal, tortious, or unintentional actions could also give rise to significant disruptions to our operations. In addition, the long-term effects of climate change on the global economy and in particular our industry are unclear; however, we recognize that there are inherent climate-related risks wherever business is conducted. For example, our offices may be vulnerable to the adverse effects of climate change. We are headquartered in New York, New York and have additional offices located in Charlotte, North Carolina, San Francisco, California, and Reno, Nevada, regions that are prone to events such as seismic activity and/or severe weather and that have experienced and may continue to experience climate-related events and at an increasing rate. Examples include drought and water scarcity, warmer temperatures, wildfires, and air quality impacts and power shutoffs associated with wildfire prevention. The increasing intensity of drought throughout California and annual periods of wildfire danger increase the probability of planned power outages. In addition, acts of war and other armed conflicts, disruptions in global trade, travel restrictions, quarantines, terrorism, and other civil, political, and geopolitical unrest could cause disruptions in our business and lead to interruptions, delays, or loss of critical data.

Although we maintain a disaster response plan and insurance, such events could disrupt our business, the business of our customers or third-party suppliers, and may cause us to experience losses and additional costs to maintain and resume operations. Our business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures or other disruptions. Comparable natural and other risks may reduce demand for our products or cause our customers to suffer significant losses and/or incur significant disruption in their respective operations, which may affect their ability to satisfy their obligations to us. All of the foregoing could adversely affect our business, financial condition, and results of operations.
The use of blockchain technology in the primary and secondary loan markets is still in relatively early stages of growth, and if these markets do not continue to accept our blockchain-supported platform, or if these markets accept our platform more slowly than we expect, or if the markets for our platform fail to grow as large as we expect, our business, financial condition, and results of operations could be adversely affected.
Use of, and reliance on, blockchain technology in the lending industry is still at an early stage among participants, and we do not know whether financial services firms will continue to use our platform in the future, or whether the primary and secondary loan markets will change in ways we do not anticipate. Many financial services firms have invested substantial personnel and financial resources in legacy software, and these institutions may be reluctant, unwilling, or unable to adapt their existing systems to our platform. Furthermore, these financial services firms may be reluctant, unwilling, or unable to use our software due to various concerns, such as their familiarity with blockchain technology, the security of their data, the reliability of the delivery model, and uncertainty as to the regulatory treatment of blockchain technology. These concerns or other considerations may cause current and prospective counterparties to choose alternative products or firms, which could adversely affect our business, financial condition, and results of operations. Our future success also depends on our ability to sell additional products, services, and functionality to our current and prospective partners, as well as to facilitate distribution of those products effectively into the capital markets. As we create new products and services and enhance our existing products and services, these applications and enhancements may not be attractive to customers, partners, or counterparties, or we may encounter difficulties in achieving interoperability between our new products and services and our existing products and services. In addition, promoting and selling new and enhanced products and platform and processing functionality may require increasingly costly sales and marketing efforts, and if customers and our partners choose not to adopt this functionality, our business, financial condition, and results of operations could be adversely affected.
The future development and growth of the digital asset market is subject to a variety of factors that are difficult to predict and evaluate. If the digital asset market does not grow as we expect, our business, financial condition, and results of operations could be adversely affected.
Digital assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. Digital assets are a new asset class that, as of yet, have not been widely adopted, particularly by institutional investors and corporate securities issuers. Figure Exchange will rely on the acceptance and use by such investors and issuers of digital assets to create demand for our products and services. Though we believe that the anticipated benefits of digital assets will create such demand, there can be no assurance that this will occur, or if it does occur, that it will be in the near term.
In addition, different digital assets and digital asset networks are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while the Ethereum network was designed to be a smart contract and decentralized application platform. Many other digital asset networks—ranging from cloud computing to tokenized securities networks—have only recently been established or begun to emerge. The further growth and development of any digital assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer, and usage of digital assets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:
•many digital asset networks have limited operating histories and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective digital assets and underlying blockchain networks, any of which could adversely affect their respective digital assets;
•many digital asset networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce software bugs, security risks, or adversely affect the respective digital asset networks;
•several large networks, including Bitcoin and Ethereum, are developing new features to address fundamental speed, scalability, and energy usage issues. If these issues are not successfully addressed, or are unable to receive widespread adoption, the underlying digital assets could be adversely affected;
•security issues, software bugs, and software errors have been identified with many digital assets and their underlying blockchain networks or protocols, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some digital assets, such as when creators of certain digital asset networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a digital asset could adversely affect its price, security, liquidity, and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a digital asset network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value;
•the emergence of quantum computing and its potential for shortening the time required by governments, criminals, and unauthorized third parties to factor and derive the very large seed numbers (e.g., private keys) associated with current public key cryptography poses a future risk to current approaches to blockchain cryptography that protect many digital assets from theft or loss;
•the development of new technologies for mining, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks, lead to increased liquid supply of digital assets, and reduce a digital asset’s price and attractiveness;
•if rewards and transaction fees for miners or validators on any particular digital asset network are not sufficiently high to attract and retain miners or validators, a digital asset network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack;
•if the costs of electricity, environmental restrictions, and regulations make it uneconomic for miners to operate or maintain blockchain networks, the overall security and efficiency of digital asset networks may be adversely affected, potentially impacting their reliability and attractiveness to users and investors;
•many digital assets have concentrated ownership or an “admin key,” allowing a small group of holders to have significant or unilateral control and potentially collusive influence over key decisions relating to their digital asset networks, such as governance decision and protocol changes, which could impact the market price of such digital assets;
•the governance of many decentralized blockchain networks and protocols is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular digital asset network or protocols, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network or protocol’s utility and ability to respond to challenges and grow;
•many digital asset networks and protocols are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective digital assets;
•digital assets have only recently become selectively accepted as a means of payment by retail and commercial outlets, and use of digital assets by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to (i) process funds for digital asset transactions; (ii) process wire transfers to or from digital asset exchanges, digital asset-related companies, and service providers; or (iii) maintain accounts for persons or entities transacting in digital assets. As a result, the prices of various digital assets are largely determined by speculators, miners and validators, thus contributing to price volatility, which makes retailers less likely to accept digital assets as a form of payment in the future;
•banks may choose to not provide or cease providing banking services to businesses that provide digital asset-related services or that accept digital assets as payment, which could harm our banking infrastructure, limit us from operating in certain jurisdictions or limit product or service offerings, dampen liquidity in the market, and damage public perception of digital assets generally or any one digital asset in particular and their or our utility as a payment system. These actions could decrease the price of digital assets generally or individually;
•there is a lack of liquid markets in certain digital assets, and these markets are subject to possible manipulation;
•certain digital assets have concentrated ownership, and large sales or distributions by significant holders of such digital assets, or “whales,” could have an adverse effect on the market price of such digital assets;
•the characteristics of digital assets have been, and may in the future continue to be, exploited to facilitate illegal activity such as fraud, money laundering, tax evasion, and ransomware scams;
•governments, quasi-government and other regulatory bodies may impose additional regulation on digital assets and blockchain technology, and the regulatory environment for digital assets is changing and unpredictable;
•consumer demographics, public tastes and preferences, and general economic conditions may change and affect the acceptance and popularity of digital assets; and
•forks of digital assets may occur at any time. A fork can lead to a disruption of networks and our information and technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to assets being unavailable for a period of time or temporary or even permanent loss of assets.
Various other technical issues have also been uncovered from time to time that have or could have resulted in disabled functionalities, exposure of certain users’ personal information, theft of users’ assets, and other negative consequences, and which required resolution with the attention and efforts of their global miner, user, and development communities. If any such risks or other risks materialize, and in particular if they are not resolved, the development and growth of digital assets may be significantly affected and, as a result, our business, financial condition, and results of operations could be adversely affected.

Many participants in the financial industry (including regulators) and other industries may oppose the development of products and services that utilize blockchain technology. The market participants who oppose such products and services may include entities with significantly greater resources, including financial resources and political influence, than we have. Our ability to operate and achieve our commercial goals could be adversely affected by any actions of any such market participants that result in additional regulatory requirements, legal challenges or other activities that make it more difficult for us to operate.
The blockchain industry as a whole has been characterized by rapid changes and innovations and is constantly evolving. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain technology and digital assets may adversely impact our business, financial condition, and results of operations.
We may need additional capital, and we cannot be certain that additional financing will be available on favorable terms, or at all.
Historically, we have funded our operations and capital expenditures primarily through direct and indirect contributions from FT, cash generated from our operations, and debt financing for capital purchases. Although we currently anticipate that our existing cash and cash equivalents will be sufficient to meet our cash needs for at least the next 12 months, our anticipated cash needs may be greater than our resources and we may require additional financing. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity or equity-linked securities, those securities may have rights, preferences, or privileges senior to the rights of our Class A common stock, and our stockholders may experience dilution. If we raise additional funds by incurring indebtedness, then we may be subject to increased fixed payment obligations and could be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely affect our ability to conduct our business. Any future indebtedness we may incur may result in terms that could be unfavorable to our investors.
To the extent that we seek to grow through future acquisitions or other strategic investments or alliances, we may not be able to do so effectively.
We may in the future seek to grow our business by exploring potential acquisitions or other strategic investments or alliances. However, we may not be successful in identifying businesses or opportunities that meet our acquisition or expansion criteria. In addition, even if a potential acquisition target or other strategic investment opportunity is identified, we may not be successful in completing such acquisition or integrating such new business or other investment. We may face significant competition for acquisition and other strategic investment opportunities from other well-capitalized companies that have greater financial resources and access to debt and equity capital to secure such acquisitions or investments than we do. As a result of such competition, we may be unable to acquire certain assets or businesses or take advantage of other strategic investment opportunities that we deem attractive, the purchase price for a given strategic opportunity may be significantly elevated, or certain other terms or circumstances may be substantially more onerous. Moreover, we are subject to regulatory risk in connection with potential acquisitions or other strategic investments or alliances, including changes in law or interpretations of law that could result in increased scrutiny, require restructuring, and/or diminish the value of these acquisitions, investments, or alliances. There can be no assurance that we will be able to manage our expanding operations, including from acquisitions, investments, or alliances, and any failure to do so could adversely affect our business, financial condition, and results of operations.

Loan Specific Risks
If loans originated by us or through our platform and purchased by us do not perform, or significantly underperform, we may incur financial losses on the loans we hold on our balance sheet, which could adversely affect our business, financial condition, and results of operations, as well as result in the loss of confidence of our funding sources.
We retain a significant amount of loans on our balance sheet funded through warehouse credit facilities. Of the $531 million of loans on our balance sheet as of March 31, 2025, $423 million, or 80%, of these loans were funded through our warehouse credit facilities. Of the $396 million of loans on our balance sheet as of December 31, 2024, $305 million, or 77%, of these loans were funded through our warehouse credit facilities. For these loans and any future loans originated by us or loans originated by our partners using our technology and purchased by us that may be held for investment on our balance sheet, we bear the entire credit risk in the event of customer default. An increase in customer defaults on the HELOCs held on our balance sheet could have an adverse effect on our business given that a substantial percentage of such loans have liens with greater priority than those we hold. As of March 31, 2025 and December 31, 2024, we did not hold the first lien on 94% and 91%, respectively, of the HELOCs on our balance sheet. In addition, non-performance, or even significant underperformance, of the loan receivables that we own could have an adverse effect on our business, financial condition, and results of operations.
Digital assets-secured personal loans are subject to the volatility of the digital assets markets. Significant fluctuations in the value of the digital assets securing the loans can trigger margin calls, requiring borrowers to provide additional collateral or make payments. Failure to meet margin calls can result in the liquidation of the borrower’s digital assets, potentially leading to financial losses and borrower dissatisfaction.
Additionally, our funding model relies on a variety of funding arrangements, including warehouse credit facilities, term securitizations, and whole loan sales. Any significant underperformance of the loans facilitated through our platform may adversely impact our relationship with such funding sources and result in their loss of confidence in us, which could lead to the termination of our existing funding arrangements and adversely affect our business, financial condition, and results of operations.
Increases in borrower default rates on loans could make us and our loans less attractive to loan purchasers, lenders under warehouse credit facilities and investors in securitizations, which may adversely affect our access to financing and our business, financial condition, and results of operations.
Increases in borrower default rates, due to deteriorating economic conditions or other factors, could make us and our loans less attractive to our existing or prospective funding sources, including loan purchasers on the secondary market, securitization investors and lenders under debt warehousing facilities. The volatility of digital assets markets could exacerbate default risks on digital assets-secured personal loans, as significant fluctuations in collateral value may lead to borrower defaults or margin calls that are unmet, resulting in forced liquidations. These factors could further impact the attractiveness of our loans to existing or prospective funding sources. If our existing funding sources do not achieve their desired financial returns or if they suffer losses, they or prospective funding sources may increase the cost of providing future financing or refuse to provide future financing or purchase loans on terms acceptable to us or at all.
Our HELOC securitizations are non-recourse to us and are collateralized by the pool of our HELOCs pledged to the relevant securitization issuer. If the loans securing our securitizations fail to perform as expected, rating agencies may place our bonds on watch or change their ratings on (or their ratings methodology for) the bonds issued by our securitization trusts. Our loan performance and any actions taken by the rating agencies could result in the lenders under our warehouse credit facilities, the institutional investors who purchase our loans, the investors in our securitizations who purchase securities backed by our loans, or future lenders, loan purchasers on the secondary market or securitization investors in similar arrangements, increasing the cost of providing future financing or refusing to provide future financing or purchase loans on terms acceptable to us or at all.
While we are able to temporarily hold loans on our balance sheet upon an increase in borrower default rates, a substantial increase in the volume of borrower defaults would negatively impact our financial condition. Consequently, if we were to be unable to arrange new or alternative methods of financing on favorable terms, we may have to curtail or cease our origination of loans, which would adversely affect our business, financial condition, and results of operations.
Our HELOCs and other loans we make, such as digital assets-secured personal loans, are subject to federal, state and local laws that regulate various aspects of lending, including disclosures, interest rates and other charges, and if we exceed applicable limitations on interest, loan charges, and other fees or fail to provide required disclosures, our business, financial condition, and results of operations could be significantly adversely affected, including but not limited to, through litigation (including damages), investigation, enforcement and other regulatory and legal action and penalties.
Our HELOCs and other loans we make, such as digital assets-secured personal loans, are subject to applicable federal, state and local laws that regulate, among other things, interest rates and other charges, require specific disclosures, regulate specific practices, and require licensing of various participants in the transaction. In addition, other federal, state and local laws, public policy, and general principles of equity relating to the protection of consumers, unfair, deceptive, and abusive practices, and debt collection practices apply to the origination, ownership, servicing, or collection of the HELOCs and other loans we make.
Title V of the Depository Institutions Deregulation and Monetary Control Act of 1980 (“Title V”, “DIDMCA”), section 501, generally preempts state usury limitations on certain loans, mortgages, credit sales, or advances secured by a first lien on residential real property made after March 31, 1980. The Office of the Comptroller of the Currency (the “OCC”), as successor to the Federal Home Loan Bank Board, was authorized to issue rules and regulations implementing Title V. While the statute authorized states to reimpose interest rate limits by adopting legislation or a constitutional provision before April 1, 1983, only fifteen states have done so. Even where Title V has not been so rejected, states retain the authority to limit certain other loan charges and other aspects of extending credit. Certain states have taken action to reimpose interest rate limits and/or limit these other loan charges or regulate other aspects of loans. Importantly, to the extent that a HELOC is secured by a subordinate lien on the related property, that HELOC will not qualify for preemption of state usury laws under Title V, as preemption under section 501 of Title V generally applies only to first liens. Further, as a non-depository lender, we do not directly qualify for the interest rate preemption authority available to federally chartered or state-chartered banks under federal banking law (e.g., under section 85 of the National Bank Act, which applies to national banks, or section 521 of DIDMCA, which applies to state-chartered banks and has been the subject to recent state opt-out legislation and court challenges). As a result, our HELOCs and other loans we make may be subject to applicable state and local law limitations, including with respect to interest rates, loan charges, and other fees.
If we were to charge interest, fees, or other amounts that exceed applicable limitations, fail to deliver required disclosures to borrowers, or otherwise fail to comply with applicable federal, state, and local laws, the HELOCs or other loans we make, such as digital assets-secured personal loans, could be deemed unenforceable, in whole or in part. We might be unable to collect all or part of the principal, interest, or other amounts incurred by the customer, the customer could be entitled to refunds of amounts previously paid, and our securitization trusts and related entities, and any of their respective assignees, could be subject to litigation (including damages), investigation, enforcement and other regulatory and legal action and penalties. These consequences could adversely affect our business, financial condition, and results of operations. Unfavorable changes in state and local laws regulating lending, including interest rates and other charges, particularly in the states in which we have a high concentration of loan originations, could also adversely affect our business, financial condition, and results of operations.
If a court or regulator determines that our HELOCs cannot be characterized as a fixed-rate extension of “open-end credit” under the TILA or state law, we would be subject to the more prescriptive closed-end mortgage laws and rules, as well as laws and rules applicable to variable-rate HELOCs, which would have a material adverse effect on our business, financial condition, and results of operations.
Our HELOCs are characterized as “open-end credit” for purposes of the TILA because we contemplate that they will be used for repeated draws. However, it is possible that a court or regulator could recharacterize our HELOCs as closed-end credit. In such case, the HELOCs would be subject not only to TILA and Regulation Z’s ability to repay requirements, but also to a variety of other federal and state regulatory requirements that otherwise would not apply, including the TILA-RESPA Integrated Disclosure Rule, which was promulgated by the Consumer Financial Protection Bureau (the “CFPB”) and requires integrated loan estimate and closing disclosure forms to be provided to borrowers of closed-end mortgage loans, and the Loan Originator Compensation Rule, which was also promulgated by the CFPB and prohibits the payment to or receipt by loan originators of compensation that is based on a term of a closed-end consumer credit transaction secured by a dwelling or based on a proxy for such a term. In addition to TILA and Regulation Z, state laws may separately impose ability to repay requirements or other substantive restrictions, including under state licensing, mortgage lending, mortgage servicing, and usury laws, on closed-end mortgage loans that our HELOCs may not satisfy if they were to be re-characterized as extensions of closed-end credit.
The proceeds of each of our HELOCs are fully drawn at account opening, with borrowers having the ability to take additional draws as the initial and any subsequent draws are repaid. Draw periods on the HELOCs generally last between two and five years after origination. Additionally, each draw (including the initial draw) is amortized from the draw date to the maturity date, and the interest rate for each draw is fixed, with the rate for draws after the initial draw being set based on a designated index and margin. The foregoing characteristics could potentially lead to scrutiny regarding whether the HELOCs may be “closed-end” or variable-rate credit. Accordingly, there can be no guarantee that a court or regulator would not determine that the HELOCs constitute an extension of closed-end credit. To the extent that a HELOC is recharacterized as closed-end credit or the originator of such HELOC is found to have structured the HELOC as open-end credit for the purpose of evading otherwise applicable regulatory requirements, all or part of the principal of or interest on the HELOC may not be collectable, the HELOC may be able to be rescinded by the borrower, the borrower may be entitled to a refund of amounts previously paid and we, our securitization trusts and related entities, and any of their respective assignees could be subject to litigation (including damages), investigation, enforcement and other regulatory and legal action and penalties. In addition, each draw (including the initial draw) is amortized from the draw date to the maturity date, and the interest rate for each draw is fixed, with the rate for draws after the initial draw being set based on a designated index and margin. Because the rate applicable to each draw does not vary after the draw is made, we originate our HELOCs in compliance with legal requirements applicable to fixed-rate HELOCs, which, in certain cases, may differ from the legal requirements that apply to variable-rate HELOCs. If a court or regulator were to recharacterize our HELOCs as a variable-rate HELOC, the HELOC may be able to be rescinded by the borrower, the borrower may be entitled to a refund of amounts previously paid and we, our securitization trusts and related entities, and any of their respective assignees could be subject to litigation (including damages), investigation, enforcement and other regulatory and legal action and penalties. Any such recharacterization of the HELOCs as either closed-end credit or variable-rate credit would affect all of the HELOCs that we have originated to date and would have a material adverse effect on our business, financial condition, and results of operations.

Borrowers may prepay a loan at any time without penalty, which could reduce our servicing fees and deter our partners and loan purchasers from investing in our loans.
A borrower may decide to prepay all or a portion of the remaining principal amount on a loan at any time without penalty. If the entire or a significant portion of the remaining unpaid principal amount of a loan is prepaid, we would not receive a servicing fee, or we would receive a significantly lower servicing fee associated with such prepaid loan. Prepayments may occur for a variety of reasons, including if interest rates decrease after a loan is made. If a significant volume of prepayments occurs, the amount of our servicing fees would decline, which could adversely affect our business, financial condition, and results of operations. Our models are designed to predict prepayment rates. However, if there is a significant volume of prepayments that our models do not accurately predict, returns targeted by our partners and loan purchasers in our loan funding programs would be adversely affected, and our ability to attract new partners and loan purchasers in our loan funding programs would be negatively affected.
The management and security of digital assets collateral presents risk of potential loss of the collateral and attendant legal and reputational consequences.
We rely on third-party custodial service providers to hold the digital asset collateral we receive in respect of digital asset-secured personal loans. At present, we entrust the collateral for digital asset-secured loans to Anchorage Digital Bank National Association (“Anchorage”), a qualified custodian. Anchorage is chartered and regulated by the Office of the Comptroller of the Currency. Our relationship with Anchorage is governed by a Master Custody Service Agreement. When we issue a digital asset-secured personal loan to a customer, we establish a new order form with Anchorage to manage the collateral associated with the loan. These agreements generally have a fixed one-year term and automatically renew for additional one-year terms unless either party terminates the agreement at least 30 days before the end of the then current term. Anchorage is entitled to an annual fee based on the size of the collateral. While Anchorage is a federally regulated entity, we remain exposed to various risks as a result of our reliance on a third-party custodian to manage and hold the collateral in respect of our digital asset-secured loans. There are inherent risks associated with the security and management of digital assets, and we are therefore exposed to risks of loss stemming from the operational and cybersecurity systems and controls of such custodians. For example, cybersecurity threats or operational errors experienced by such custodians could result in the loss or compromise of some or all of the digital asset collateral they hold on our behalf. Were such a loss to occur, there is no guarantee that we would have full recourse against such custodian for the value of the collateral lost and we could be left in an unsecured position with respect to our digital asset loans. Moreover, such an event may also result in us incurring liability to return equivalent collateral to our borrowers. Such incidents could expose us to significant legal disputes and damage our reputation, potentially leading to financial losses and a loss of trust from our customers and investors.
Declines in the value of the collateral for our digital assets-secured loans can lead to margin calls, affecting borrowers’ ability to manage their loans, exposes us to the financial, legal, and reputational risks associated with potential system failures, data inaccuracies, and cybersecurity threats, and potentially leading to financial losses for us.
Our digital assets-secured personal loans are structured with fixed interest rates and fees based on the loans’ initial loan-to-value ratios. If the value of the digital assets collateral decreases significantly, the loan-to-value ratio can rise, triggering a margin call, which requires borrowers to either add more collateral or make payments to restore the loan-to-value ratio to its original level. Failure to meet margin calls can result in the liquidation of the borrower’s digital assets, potentially leading to financial losses for us if the collateral is insufficient to repay the borrower’s debt and borrower dissatisfaction.

Reliance on technology for digital assets-secured loans exposes us to the financial, legal, and reputational risks associated with potential system failures, data inaccuracies, and cybersecurity threats.
Our management of digital assets-secured loans is heavily dependent on advanced technology systems, including real-time pricing of collateral. This reliance introduces several risks, such as system failures that could disrupt loan processing and management, data inaccuracies that might lead to incorrect assessments of collateral value or borrower status, and cybersecurity threats that could compromise sensitive information. These vulnerabilities could adversely affect our operations, lead to financial losses, and impact our reputation and ability to retain and attract customers.
Our loan underwriting processes rely on automation and on data from third-party vendors, and, if that data is inaccurate or if the technology supporting that automation fails or is deployed incorrectly, our business may suffer losses due to poor loan performance or loss of customers or loan purchasers on the secondary market.
Our origination platform relies on automation to process data we receive from third-party vendors in connection with the underwriting process. Third-party vendors provide the data used by our platform to verify the creditworthiness of potential borrowers. This data may include, but is not limited to, (i) certain applicant depository accounts, (ii) payroll information from providers, (iii) tax return information, when provided, or (iv) other documents uploaded by the applicant. For loans underwritten based on the borrower’s income, we underwrite each loan based on the lower of the stated income amount provided by the borrower and the verified income amount, but the third-party data may be inaccurate, or our algorithms may not account for certain scenarios, resulting in the overstatement of such applicant’s income during the underwriting process. If we fail to adequately predict the creditworthiness of borrowers due to the design of our models or programming or other errors, and we do not detect and account for such errors, or any of the other components of our credit decision process fails, we may experience higher than forecasted loan losses. We also rely on data we receive from third-party vendors about lien data and value of the collateral. If this information is incorrect, we may experience higher than forecasted loan losses and may not be able to attract and retain our partners. Any of the foregoing could result in sub-optimally priced loans, incorrect approvals or denials of loans, or higher than expected loan losses, which in turn could adversely affect our ability to attract new borrowers, partners and loan purchasers to our platform, increase the number of our loans or maintain or increase the average size of loans facilitated on our platform.
Our models also target and optimize other aspects of the lending process, such as customer acquisition, fraud detection, default timing, loan stacking, prepayment timing, and fee optimization, and our continued improvements to such models have allowed us to facilitate loans inexpensively and virtually instantly, with a high degree of borrower satisfaction and an insignificant impact on loan performance. However, such applications of our models may prove to be less predictive than we expect, or than they have been in the past, for a variety of reasons, including inaccurate assumptions or other errors made in constructing such models, incorrect interpretations of the results of such models, and failure to timely update model assumptions and parameters. Additionally, such models may not be able to effectively account for matters that are inherently difficult to predict and beyond our control, such as macroeconomic conditions, credit market volatility, interest rate fluctuations, and digital assets market volatility, which often involve complex interactions between a number of dependent and independent variables and factors. Material errors or inaccuracies in our data and/or models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition, and results of operations.
If we do not make accurate credit and pricing decisions or effectively forecast our loss rates, our business, financial condition, and results of operations could be adversely affected.
In making a decision whether to extend credit to prospective customers, we rely upon data, including data obtained from third parties, to assess our ability to extend credit within our risk appetite and overall risk level to determine lending exposure and loan pricing. If the decision components, rapidly deteriorating macroeconomic conditions or analytics are either unstable, biased, or missing key pieces of information, the wrong decisions will be made, which will negatively affect our business. If our credit decisioning strategy fails to adequately predict the creditworthiness of our borrowers, including a failure to predict a borrower’s true credit risk profile and ability to repay their loan, higher than expected loss rates will impact the fair value of our loans. Additionally, if any portion of the information pertaining to the prospective borrower is false, inaccurate, or incomplete, and our systems did not detect such falsities, inaccuracies, or incompleteness, or any of the other components of our credit decision process fails, we may experience higher than forecasted losses, including losses attributable to fraud. Furthermore, we rely on credit reporting agencies to obtain credit reports and other information in making underwriting and pricing decisions. If one of these third parties experiences an outage, if we are unable to access the third-party data used in our decision strategy, or if our access to such data is limited for any reason, our ability to originate loans may be reduced and our volume may suffer. We may also be unable to accurately evaluate potential borrowers or effectively predict credit losses inherent in our loan portfolio, which could adversely affect our business, financial condition, and results of operations.
Additionally, if we make errors in the development, validation, or implementation of any of the underwriting models or tools that we use for the loans securing our debt warehouses or included in securitization transactions or whole loan sales, such loans may experience higher delinquencies and losses, which would negatively impact our debt warehouse financing terms and future securitization and whole loan sale transactions.
We rely upon the accuracy and completeness of information about borrowers, and any misrepresented information or fraud could adversely affect our financial condition and reputation.
We use a combination of our own proprietary technology and third-party systems to determine if a loan applicant is creditworthy, and to detect and prevent fraud, including borrower identity theft. We are unable, however, to prevent every instance of fraud that may be engaged in by our borrowers and any loan broker or originator that misrepresents facts about a loan, including the information contained in the loan application. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to the acquisition or closing of the loan, the value of the loan could be significantly lower than expected, resulting in a loan being approved in circumstances where it would not have been had we been provided with accurate data. A loan subject to a material misrepresentation is typically unsalable or subject to repurchase if it is sold before detection of the misrepresentation. In addition, it is often difficult to collect monetary losses that we may have suffered as a result of persons or entities making a misrepresentation.
The technology and other controls and processes we created to help us identify misrepresented information in our LOS were designed to obtain reasonable, not absolute, assurance that such information is identified and addressed appropriately. Accordingly, such controls may fail to detect all misrepresented information in our LOS.
High-profile fraudulent activity also could negatively impact our brand and reputation, which could impact our business. In addition, certain fraudulent activity could lead to regulatory intervention and/or increased oversight, which could increase our costs and adversely affect our business, financial condition, and results of operations.
While we take precautions to prevent borrower identity fraud, our borrowers have been, and may again be, subject to identity fraud, which may adversely affect the performance of the loans facilitated through our platform.
Identity theft and the related provision of false identifying information is the most prevalent form of fraud that we encounter. There is a risk of fraudulent activity associated with our platform, borrowers, partners, and third-party vendors that handle borrower information. While we take precautions to prevent borrower identity fraud, our resources, technologies, and fraud prevention tools may be insufficient to accurately detect and prevent fraud. We have been, and may again be, obligated to repurchase loans facilitated through our platform in certain cases of confirmed identity theft, and the level of fraud-related charge-offs on the loans facilitated through our platform could be adversely affected if fraudulent activity were to significantly increase. We bear the risk of borrower fraud in a transaction involving borrower identity fraud, and we generally have no recourse to collect the amount owed by the borrower. High-profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our borrowers and partners, and could materially and adversely affect our business, financial condition, and results of operations.
Our underwriting may not accurately predict the likelihood of default for all loans, which could result in substantial losses that adversely affect our business, financial condition, and results of operations.
We originate HELOCs and other loans according to our internal guidelines using our proprietary technology. Our underwriting guidelines may not always correlate with, or accurately predict, creditworthiness or the underlying loan defaults. A borrower’s ability to repay their loan could be adversely impacted by numerous factors, including a change in the borrower’s employment, financial condition, or other negative local or macroeconomic conditions. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in the value of the collateral for the loan.
In addition, some of the loans we originate have been, and in the future could be, made to self-employed borrowers, or to borrowers who do not live in the home subject to a HELOC. For example, during the three months ended March 31, 2025, 9% of the total principal amount of the loans we originated were made to borrowers who do not live in the home subject to the HELOC they obtained. Loans to such borrowers may be higher-risk because the borrower may be more likely to default on their loans, and/or abandon the property in a default, either of which could increase our financial exposure. Further, the volatility of digital assets markets could exacerbate default risks on our digital assets-secured personal loans, as significant fluctuations in collateral value may lead to borrower defaults or margin calls that are unmet, resulting in forced liquidations.
The above-referenced loans may be more expensive to service because they require more frequent interaction with borrowers and greater monitoring and oversight. Additionally, these higher-risk loans may be subject to increased scrutiny by state and federal regulators and lead to higher compliance and regulatory costs, which could result in a further increase in servicing costs. We may not be able to pass along any of the additional expenses we incur in servicing these higher-risk loans to investors. The greater cost of servicing higher-risk loans could adversely affect our business, financial condition, and results of operations.
The unique features of our LOS, including reliance on online notaries, AVMs, and lien data may expose us to a greater risk of loss, which could harm our partners and investor relationships and our business, financial condition, and results of operations.
Certain aspects of our LOS, including our reliance on remote online notaries (in place of in-person notaries), AVMs (in place of appraisals or other valuation methods), and lien data (in place of title searches and title insurance), may expose us to a greater risk of loss, which could harm our partners and investor relationships and our business, financial condition, and results of operations. For example, during the origination process in 2024, 59% of the security instruments associated with our loans were notarized by remote online notaries located in Nevada. In states and localities whose laws or recording processes do not support the use of our remote notaries, we use a traditional, in-person notary who notarizes electronically signed closing documents. Currently, the majority of states support the use of our remote online notaries for security instruments securing liens on real property, although not every county in those states accept for recording security instruments that are notarized by remote online notarization. As of December 31, 2024, we used our remote online notaries to notarize security instruments in 63% of all of the counties where we record security instruments, and 83% of all of the counties where we have recorded security instruments allow electronic recording of security instruments (whether we use a remote online notary or an in-person notary). Most often, the remote online notary is not located in the same state where the property being financed is located. The use of out-of-state remote online notaries to notarize security instruments is a new concept that, to our knowledge, has not been tested in court. If a court concluded that the out-of-state remote online notary was ineffective, this could result in the loss of the security interest in the related mortgaged property, or losses in respect of the related loan, and we could be required to alter our closing process, which would increase the cost and time to close a loan in such jurisdiction.
Our reliance on AVMs for valuations of the properties securing our HELOCs could result in loans being undercollateralized, which could increase the risk of default and reduce our recovery in the event of a foreclosure. In addition, our reliance on lien data in lieu of title searches and title insurance in our origination process also exposes us to a greater risk of loss in the event that we underestimate or do not account for liens on the loan collateral. If our partners or investors do not accept these aspects of our origination process, we may be required to alter our processes, which would increase the cost and reduce the speed of our product.
Additionally, errors or inaccuracies in our LOS could result in any person exposed to the credit risk of our HELOCs or other loans we make—whether it be us, our partners, or investors in our loan funding programs—experiencing higher than expected losses or lower than desired returns, which could impair our ability to retain existing or attract new partners and investors to participate in our loan funding programs, reduce the number, or limit the types, of loans that partners and investors are willing to fund, and limit our ability to increase commitments under our repurchase warehouses and other debt facilities. Any of these circumstances could reduce the number of our HELOCs and other loans we make, harm our ability to maintain a diverse and robust loan funding program, and adversely affect our business, financial condition, and results of operations.
We primarily utilize a gain-on-sale origination model and, consequently, our business is affected by the cost and availability of funding in the capital markets.
In addition to proceeds from the issuance of preferred stock, historically we have funded our operations and capital expenditures through sales of our loans, secured warehouse credit facilities, and securitizations. We primarily utilize a gain-on-sale origination model and, consequently, our earnings and financial condition are dependent on the price we can obtain for our HELOCs in the capital markets, which has been and may be negatively impacted by the combination of rising interest rates and longer periods during which we hold the loans on our balance sheet. These capital markets risks may be partially mitigated by the availability of other corporate cash to temporarily hold the loans on our balance sheet. However, corporate cash has not historically been our primary source of funding and can be impacted by a number of factors. Our ability to obtain financing in the capital markets depends, among other things, on our development efforts, business plans, operating performance, lending activities, and the condition of the capital markets at the time we seek financing. The capital markets have recently and from time to time experienced periods of significant volatility, including volatility driven by the COVID-19 pandemic, rising inflation, the war in Ukraine, and the Israel-Hamas conflict, among other things. This volatility can dramatically and adversely affect financing costs when compared to historical norms or make funding unavailable. Additional factors that could make financing more expensive or unavailable to us include, but are not limited to, financial losses, events that have an adverse impact on our reputation, lawsuits challenging our business practices, adverse regulatory changes, changes in the activities of our business partners, loan performance, events that have an adverse impact on the financial services industry generally, counterparty availability, negative credit rating actions with respect to our rated securities, corporate and regulatory actions, interest rate changes, general economic conditions, including changing expectations for inflation and deflation, and the legal, regulatory and tax environments governing funding transactions, including existing or future securitization transactions. If financing is difficult, expensive, or unavailable, our business, financial condition, and results of operations could be adversely affected.

We rely on our warehouse credit facilities to fund loans, including HELOCs, and otherwise operate our business. If one or more of such facilities is terminated or otherwise becomes unavailable for us to use, we may be unable to find replacement financing at commercially favorable terms, or at all, which could adversely affect our business.
We require a significant amount of short-term funding capacity for HELOCs and other loans we originate, and our business model is to fund substantially all of the loans we close on a short-term basis primarily under our warehouse credit facilities (as well as from our operations for any amounts not advanced by warehouse lenders). As of December 31, 2024, the aggregate borrowing limit on our warehouse credit facilities, including REIT, was $1.4 billion. During the three months ended March 31, 2025, our average utilization rate of the warehouse credit facilities, excluding REIT, as each was available throughout the year was 22%.
Loan production activities generally require short-term liquidity in excess of amounts generated by our operations. The HELOCs we produce are typically financed through one of our warehouse credit facilities before being sold to a loan purchaser. We operate an originate-to-sell model and therefore sell the vast majority of the loans we originate. We originate all loans using cash on our balance sheet and then immediately finance each loan through our warehouse credit facilities, with the exception of a very small percentage of loans that are instead immediately sold to a third-party purchaser. For the years ended December 31, 2024 and 2023, we received $4 billion and $2 billion from the sale of loans and $456 million and $818 million from securitizations, respectively. Our borrowings are generally repaid with the proceeds we receive from loan sales, and delays or failures in the loan sales could have a material adverse effect on our liquidity and our ability to repay existing borrowings or obtain additional funds. We are currently, and may in the future continue to be, dependent upon a handful of warehouse lenders to provide the primary funding facilities for our loans. While there are other lenders that participate in these types of warehouse facilities that could serve as future sources of warehouse borrowings, engaging with such other lenders and consummating new warehouse credit facilities may be time consuming, which could cause us to need to slow our origination activities if our current facilities were to become unavailable.
Consistent with industry practice, our existing warehouse credit facilities generally require periodic renewal. If any of our warehouse credit facilities are terminated or are not renewed or are not honored, we may be unable to find replacement financing on favorable terms, or at all, and we might not be able to originate an acceptable or sustainable volume of loans, which would have a material adverse effect on our business. Additionally, as our business continues to expand, we may need additional warehouse funding capacity for the loans we originate. There can be no assurance that we will be able to obtain additional warehouse funding capacity on favorable terms, on a timely basis, or at all.
If we fail to meet or satisfy any of the financial or other covenants included in our warehouse credit facilities, we would be in default under one or more of these facilities, and our lenders could elect to declare all amounts outstanding under the facilities to be immediately due and payable, enforce their interests against loans pledged under such facilities, and restrict our ability to make additional borrowings. Certain of these facilities also contain cross-default provisions. These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which could adversely affect our business, financial condition, and results of operations. We have in the past not complied with, and in the future may be unable to comply with, certain financial and other covenants included in our warehouse credit facilities.
In addition, our agreements with our warehouse lenders may contain various concentration limits and triggers, including limits related to excess spread. A breach of such limits or other similar terms of such agreements could result in an inability to place loans in the relevant warehouse credit facilities and require us to pursue other forms of financing. If we are unable to find replacement financing on favorable terms, or at all, our operations could be adversely affected.

Our securitizations, whole loan sales, and warehouse credit facilities expose us to certain risks, and we can provide no assurance that we will be able to access the securitization markets, continue our whole loan sales, renew our existing warehouse credit facilities, or obtain new warehouse credit facilities in the future. This may result in a reduction in our HELOC funding capital or require us to seek more costly financing for our platform.
As of March 31, 2025, we have facilitated 13 securitizations of HELOCs for a total issuance of over $4 billion. We may in the future facilitate or sponsor additional securitizations of HELOCs originated by us or our partners using our platform to allow certain of our partners, loan purchasers, and ourselves to liquidate such loans through the asset-backed securities markets.
In our sponsored or co-sponsored securitizations, we sell and convey pools of HELOCs to Variable Interest Entities (“VIEs”). Each securitization VIE issues notes and/or certificates pursuant to the terms of indentures and trust agreements, or in the case of the warehouse credit facilities, we or the applicable warehouse VIE borrows money from lenders pursuant to master repurchase agreements. The securities issued by the securitization VIEs in asset-backed securitization transactions are secured by static pools of HELOCs originated using our platform, including the underlying documentation with respect to such HELOCs and the security interest in the related encumbered property with respect to such HELOCs, and all proceeds thereof. These securitizations are not cross-collateralized with any other financing transaction. In exchange for the sale of a portion of a given pool of HELOCs to the securitization VIE, we and/or our loan purchasers and certain partners who contribute loans to the securitization receive cash and/or securities representing debt of and/or equity interests in such securitization VIE, which are the proceeds from the sale of the securities. The equity interests in the securitization VIEs are residual interests in that they entitle the equity owners of such securitization VIEs, including us if we are an equity owner in the relevant transaction, to a certain proportion of the residual cash flows, if any, from the loans and to any assets remaining in such securitization VIEs. As a result of challenging credit and liquidity conditions, the value of the subordinated securities we or other transaction participants retain in such securitization VIEs might be reduced or, in some cases, eliminated.
We also fund certain loans on our balance sheet with warehouse credit facilities from banks or non-bank lenders, or by selling loans to our warehouse credit facility VIEs, which loan sales are partially financed with associated warehouse credit facilities from banks or non-bank lenders. The warehouse credit facilities are each secured by pools of HELOCs originated using our platform and owned by the applicable VIE or us, including the underlying documentation with respect to such HELOCs and the security interest in the related encumbered property with respect to such HELOCs, and all proceeds thereof. The pools of HELOCs that secure our warehouse credit facilities are separate and independent from each other and none of our financing facilities are cross-collateralized. In addition, we have implemented and maintain an interest rate hedging program designed to reduce our exposure to changes in prevailing interest rates. However, there can be no assurance that the program will be successful in eliminating all or some interest rate risks. See the sections titled “—Risks Related to Market and Interest Rates—Our loan financing and selling strategy exposes us to interest rate volatility risk” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Warehouse Credit Facilities” for more information.
During periods of financial disruption and economic uncertainty, such as the financial crisis that began in 2008, the beginning of the COVID-19 pandemic in early 2020, and periods of significant market volatility driven by rapidly rising interest and inflation rates and recessionary concerns in 2022 and 2023, the securitization market has been constrained. These conditions can limit access to capital and increase the cost of securitization. Given the potential for continued economic challenges, such as geopolitical tensions, supply chain disruptions, and evolving monetary policies, the securitization market could experience further constraints in the future. Notably, in times of economic distress, creditors may desire to reduce consumers’ credit limits and thereby their ability to continue making draws on their HELOCs, but the TILA’s implementing regulation, Regulation Z, limits their ability to do so unless certain specified circumstances are present, such as the value of the security property declining significantly below its appraised value for purposes of the HELOC. This limitation may further drive constraints in the securitization market. In addition, other matters, such as (i) accounting standards applicable to securitization transactions and (ii) capital and leverage requirements applicable to banks and other regulated financial institutions holding asset-backed securities, could result in decreased institutional investor demand for securities issued through our securitization transactions, or increased competition from other institutions that undertake securitization transactions. In addition, compliance with certain regulatory requirements, including the Dodd-Frank Act, the Investment Company Act, and the so-called “Volcker Rule,” may affect the type of securitizations that we are able to complete.
If it is not possible or economical for us to securitize loans in the future, we may need to seek alternative financing to support our loan funding programs and to meet our existing debt obligations. Such funding may not be available on commercially reasonable terms, or at all. If the cost of such loan funding mechanisms were to be higher than that of our securitizations, the fair value of the loans would likely be reduced, which would negatively impact our results of operations. If we are unable to access such financing, our ability to originate loans and our business, financial condition, and results of operations could be adversely affected.
The gain on sale and related servicing fees generated by our whole loan sales, and the servicing fees based on sales of asset-backed securities, represent a substantial portion of our earnings. For the year ended December 31, 2024, we recognized gain on sale of our whole loan sales of $103 million and servicing fees of $25 million for the same period. While we have in the past recognized losses on the sale of loan and asset-backed securities, excluding losses incurred on repurchases and charge-offs, such losses have historically been minimal and, as of December 31, 2024, represented 1% of all loans originated since inception. However, we cannot be certain that losses in the future will not materially and adversely impact our business. As we hold more loans on our balance sheet or hold loans for longer periods while interest rates rise, our business, financial condition, and results of operations could be adversely affected, including further reductions in revenue.
We cannot assure you that our loan purchasers will continue to purchase loans or securities, either through whole loan sales or asset-backed securities, or that loan purchasers will continue to purchase loans in transactions that generate the same spreads and/or fees that we have historically obtained. Factors that may affect loan purchaser demand for loans include:
•competition in the whole loan sales and securitization markets where we compete with loan originators and other issuers who can sell either larger loan portfolios or loans, or securitize or sell loan portfolios (which may include loans originated by us or our partners using our platform, on a commingled basis or otherwise) that have characteristics, pricing and terms that may be perceived to be more desirable to certain loan purchasers on the secondary market than those offered in loans originated by us or by our partners using our platform (and purchased by us and/or contributed to asset-based securitization transactions that we facilitate);
•the extent to which servicing fees and other expenses increase due to delinquencies or defaults may reduce overall net return on purchased pools of HELOCs;
•the actual or perceived credit performance and loan grade and term mix of the portfolios of loans offered for sale;
•the loan purchasers’ sector and company investment diversification requirements and strategies;
•higher-yield investment opportunities at a risk profile deemed similar to our sold loan portfolios;
•customer prepayment behavior within the underlying pools;
•regulatory or investment practices related to maintaining net asset value, mark-to-market and similar metrics surrounding pools of purchased HELOCs; and

•the ability of our loan purchasers to access funding and liquidity channels, including warehouse financing and securitization markets, on terms they find acceptable to deliver an appropriate return net of funding costs, as well as general economic conditions and market trends, such as increasing interest rates, that affect the appetite for loan financing investments.
Though certain of our current loan purchasers have committed to minimum purchase volumes, these commitments are generally for short periods of less than six months. We impose a breakage fee on certain of our loan purchasers in the event of failure to satisfy their commitment during the related commitment period, but the loan purchasers may choose to pay the breakage fee by purchasing HELOCs instead of satisfying their loan commitment volume.
Potential loan purchasers in our loan funding programs may also demand a lower price on our loans and loan financing products during periods of economic slowdown or recession to compensate for any increased risks. A reduction in the sale price of the loans and loan financing products we sell would negatively impact our revenues, operations, and returns. For example, as interest rates have increased, loan purchasers on the secondary market have reduced the prices they are willing to pay to purchase certain loans we hold, which had been originated during an earlier, lower interest rate environment, and which negatively impacted our revenue. Any sustained decline in demand for loans or loan financing products, or any increase in delinquencies, defaults or losses that result from economic downturns, may also reduce the price we receive on future loan sales.
In connection with our loan funding programs, we make representations and warranties concerning the loans sold, and if such representations and warranties are not accurate when made, we could be required to repurchase the applicable loans or indemnify the purchaser.
In connection with our loan funding programs, including direct sales, warehouse financings, and asset-backed securitizations, we make numerous representations and warranties concerning the characteristics of the HELOCs and other loans sold and transferred under such transactions, including, among other things, representations and warranties that the loans were originated and serviced in compliance with applicable law and with our credit risk origination policy and servicing guidelines and that each loan was originated by us without any fraud or misrepresentation on our part or, to our knowledge, on the part of the customer or any other person. If those representations and warranties are not accurate when made and are not timely cured or incurable, we may be required to repurchase the underlying loans, replace the affected loans with other loans or make a loss of value payment, as the case may be. Failure to repurchase such loans could constitute a default, an event of default, or a termination event under the agreements governing our various loan funding programs and could require us to indemnify certain financing parties. Through December 31, 2024, we repurchased an immaterial number of HELOCs that we or our partners originated as a result of inaccurate representations and warranties. While only a small number of HELOCs have been historically repurchased by us, there can be no assurance that we would have adequate cash or other qualifying assets available to make such repurchases if and when required. Such repurchases could be limited in scope, relating to small pools of HELOCs, or significant in scope, across multiple pools of HELOCs. If we were required to make such repurchases and if we do not have adequate liquidity to fund such repurchases, our business, financial condition, and results of operations could be adversely affected.
In addition to loan level representations and warranties, our agreements with the lenders and investors on our securitizations and warehouse credit facilities contain a number of corporate financial covenants and early payment triggers and performance covenants. These facilities are the primary funding sources available to support the maintenance and growth of our business, and our liquidity would be adversely affected by our inability to comply with the various covenants and other specified requirements set forth in our agreements with our lenders and investors, which could result in the early amortization, default and/or acceleration of our existing facilities. Such covenants and requirements include financial covenants, and other events. For a description of these covenants, requirements, and events, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations.”

During an early amortization period or upon the occurrence of a termination event or an event of default, principal collections from the loans in our asset-backed facilities would be applied to repay principal under such facilities rather than be available to fund newly originated loans. Upon the occurrence of a termination event or an event of default under any of our warehouse facilities or indentures that govern our securitizations, the applicable lenders or noteholders could accelerate the related debt and, in the case of most of our warehouse lenders, terminate the related facility. If we were unable to repay the amounts due and payable under such facilities and securitizations, the applicable lenders and noteholders could seek remedies, including against the collateral pledged under such facilities and by the securitization trust. An acceleration of the debt under certain facilities could also lead to a default under other facilities due to cross-default and cross-acceleration provisions.
An early amortization event or event of default would negatively impact our liquidity, including our ability to originate new loans, and require us to rely on alternative funding sources, which might increase our funding costs or which might not be available when needed. If we were unable to arrange new or alternative methods of financing on favorable terms, we might have to hold loans on our balance sheet in an amount that may negatively impact our financial condition, or curtail or cease the origination of loans, which could impair our growth, and, in each case, adversely affect our business, financial condition, and results of operations, which in turn could adversely affect our ability to meet our obligations under our facilities.
Risks Related to Digital Assets
A particular digital asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a digital asset or product offering, or if the regulatory framework with respect to digital assets changes, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.
The SEC and its staff have taken the position that a range of digital assets, products and services fall within the definition of a “security” under the U.S. federal securities laws. Despite the SEC being the principal federal securities law regulator in the United States, whether or not an asset, product or service is a security or the offering thereof constitutes a securities offering under federal securities laws currently depends on the application of various judicial precedents interpreting the definition of a “security” under the U.S. federal securities laws. To date, the principal legal test that has been applied in analyzing the application of the U.S. federal securities laws to a given digital asset, product or service is the test set forth in the 1946 Supreme Court case SEC v. W.J. Howey Co. for identifying an “investment contract” that constitutes a “security.” In certain contexts, especially in the context of digital asset yield and earn offerings, the SEC and private plaintiffs have also invoked the test in the 1990 Supreme Court case Reves v. Ernst & Young for identifying a “note” that constitutes a “security.” The application of these and other relevant judicial precedents requires a highly complex, fact-driven analysis. Accordingly, whether any given digital asset, product or service may ultimately be deemed to be a security is uncertain and difficult to predict notwithstanding the conclusions of the SEC or any conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset, product or service could be deemed a “security” or “securities offering” under applicable laws. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.
With limited exception, the SEC and its staff generally do not provide advance guidance of the status of any particular digital asset, product or service as a security or the offering or sale thereof as a securities offering. For example, the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019. The SEC staff has also issued certain no-action letters and has brought various enforcement actions and entered into settlements with numerous digital asset economy participants alleging that certain digital assets or digital asset related products or services constituted a securities offering. However, these statements, framework and settled enforcement actions are not rules or regulations of the SEC, and are not binding on the SEC or courts. For instance, on April 5, 2025, then-acting SEC Chair Mark Uyeda announced that the SEC is conducting a review of the April 2019 digital asset security framework and other related guidance issued between 2019 and 2022 to determine whether to rescind or modify such guidance. There is therefore no certainty as to whether particular digital assets, products or services are securities or whether the offering of any such digital assets, products or services constitutes a securities offering or implicates a security offering, in each case under the U.S. federal securities laws. Moreover, the SEC and the Commodity Futures Trading Commission (the “CFTC”) and their senior officials have, at times, taken conflicting positions in public statements and enforcement actions as to whether a particular digital asset is a security. Furthermore, the views of the SEC and its staff in this area have evolved over time, and, at times, have appeared contradictory.
Additionally, the Securities Act does not preempt U.S. state law with respect to determining whether a digital asset, product or service is a security. Each state has the right to enforce its own securities laws and may ultimately determine that a digital asset, product or service is a security even if the SEC has elected not to pursue enforcement or it or its staff have given assurances that it would not do so, or a digital asset, product or service is otherwise excluded from the meaning of a security at the federal level.
It is also possible that the recent change in administration and the resulting composition of the SEC could substantially impact the views or approach to enforcement by the SEC and its staff. For example, on February 4, 2025, SEC Commissioner Hester Pierce further elaborated on some of the priorities for the SEC’s newly founded crypto task force, which include: determining the status of digital assets, as well as digital assets lending and staking products, under the federal securities laws; identifying the scope of the SEC’s jurisdiction through no-action relief; providing temporary prospective and retroactive relief for coin offerings for which the issuing entity provides certain information and agrees not to contest the SEC’s jurisdiction in the event of fraud allegations; modifying existing paths to registration, such as Regulation A and Regulation Crowdfunding; updating the special-purpose broker-dealer no-action statement to, among other things, cover broker-dealers that are custodians of digital asset securities alongside digital assets that are not securities; developing a framework within which investment advisers can have custody of client digital assets themselves or with a third party; approving self-regulatory organization proposed rule changes to list new types of digital assets exchange-traded products, including to allow for staking and in-kind creations and redemptions; revising clearing agency and transfer agent rules to allow for the tokenization of securities and other uses of blockchain technology; and facilitating cross-border experimentation. Additionally, in the first and second quarters of 2025, the SEC consented to the dismissal of certain ongoing civil enforcement actions and the closing of investigations into certain entities in the digital asset industry. During the same period, the SEC’s Division of Corporation Finance also issued a statement regarding meme coins and the circumstances under which the staff would not view such assets as securities, which was followed by additional statements at the end of the first quarter and in the second quarter of 2025 providing guidance surrounding the applicability of the securities laws with regard to topics such as Proof-of-Work (“PoW”) Mining Activities, certain stablecoins, Proof-of-Stake (“PoS”) consensus mechanisms, and digital asset-related disclosures in securities offering and registration statements. The SEC also hosted a series of five roundtables between March and June of 2025 on topics relating to defining the security status of digital assets, tailoring regulation for digital asset trading, custody of digital assets, tokenization, and DeFi. Further, the U.S. Department of Justice issued a memorandum in April 2025 indicating that it will prioritize cases related to the use of digital assets in crimes of fraud, terrorism, drugs and human trafficking, organized crime, hacking and gang financing, and that other cases related to digital assets will have less priority.
The classification of a digital asset, product, or service as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing, as applicable, of such assets, products, or services. For example, a digital asset, product, or service that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets, products, or services that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an ATS in compliance with the SEC’s rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Subject to certain exceptions and exclusions, companies may be deemed investment companies, subject to registration as such, if: (a) they are engaged in the business of investing, reinvesting, or trading in securities; or (b) if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on a consolidated basis. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.
We have policies and procedures to analyze whether each digital asset that we seek to facilitate trading of on Figure Exchange, as well as our products and services, could be deemed to be a “security” under applicable laws. Our policies and procedures do not constitute a legal standard, but rather represent our company-developed model, which we use to make a risk-based assessment regarding the likelihood that a particular digital asset, product, or service could be deemed a “security” under applicable laws. There is no guarantee that our application of these policies and procedures will be effective in assessing the regulatory categorization of any given digital asset, and the SEC, state regulatory authorities, private plaintiffs, or a court applying applicable securities laws may reach a conclusion at odds with our ultimate assessment.
Although we have an SEC-registered broker-dealer subsidiary, Figure Securities, Inc. (“Figure Securities”), we facilitate most trading activity in digital assets in the United States through our money transmitter subsidiary, Figure Payments Corporation. Because Figure Payments Corporation is not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATS (or foreign equivalents), we only permit it to facilitate trading of those digital assets, and offer products and services, for which we determine there are reasonably strong arguments to conclude that the digital asset, product, or service should not be classified as a security. We believe that our process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance on digital assets, products, and services and to facilitate informed risk-based business judgment. We recognize that the application of securities laws to the specific facts and circumstances of digital assets, products, and services may be complex and subject to change, and that a listing determination does not guarantee any conclusion under the U.S. federal, state, or foreign securities laws. Regardless of our conclusions, we could in the future be subject to legal or regulatory action in the event the SEC or a state or foreign regulatory authority were to assert, or a court were to determine, that a supported digital asset, product, or service offered, sold, or traded on Figure Exchange or a product or service that we offer as a non-security is later deemed a “security” under applicable laws. There can be no assurance that we will properly characterize over time any given digital asset, product, or service offering as a security or non-security, or that the SEC, state, foreign regulatory authority, or a court having final determinative authority on the topic, if the question was presented to it, would agree with our assessment. We expect our risk assessment policies and procedures to continuously evolve to take into account case law, legislative developments, facts, and developments in technology.
If an applicable regulatory authority or a court, in either case having final determinative authority on the topic, were to determine that a supported digital asset, product or service currently offered, sold, or traded on Figure Exchange is a security, we would not be able to offer such digital asset for trading, or product or service on Figure Exchange, until we are able to do so in a compliant manner. A determination by the SEC, a state or foreign regulatory authority, or a court that an asset that we currently support for trading on Figure Exchange, or product or service that we offer on Figure Exchange, constitutes a security may result in us removing that digital asset from or ceasing to offer that product or service on Figure Exchange, and may also result in us determining that it is advisable to remove assets from Figure Exchange, or to cease offering products and services on Figure Exchange, that have similar characteristics to the asset, product or service that was alleged or determined to be a security. Alternatively, we may determine not to remove a particular digital asset from Figure Exchange or to continue to offer a product or service on Figure Exchange even if the SEC or another regulator alleges that the digital asset, product or service is a security, pending a final judicial determination as to that digital asset, product or service’s proper characterization, and the fact that we waited for a final judicial determination would generally not preclude penalties or sanctions against us for our having previously made Figure Exchange available for trading that digital asset or offering that product or service on Figure Exchange without registering as a national securities exchange or ATS; as a broker-dealer or investment company; or the tokens that we may issue as securities. As such, we could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset, product or service in compliance with the registration requirements, or for acting as a broker, dealer, national securities exchange, clearing agency, or investment company without appropriate registration or an available exemption or exclusion. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded such supported digital asset on Figure Exchange and suffered trading losses could also seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease facilitating transactions in the supported digital asset other than via our licensed subsidiaries, which could negatively impact our business, operating results, and financial condition. Additionally, the SEC has brought and may in the future bring enforcement actions against other digital asset market participants and their product offerings and services that may cause us to modify or discontinue a product offering or service on Figure Exchange. If we were to modify or discontinue any product offering or service or remove any assets from trading on Figure Exchange for any reason, our decision may be unpopular with users, may reduce our ability to attract and retain customers (especially if similar products, services or such assets continue to be offered or traded on unregulated exchanges, which includes many of our competitors), and may adversely affect our business, operating results, and financial condition.
Further, if Bitcoin, Ether, stablecoins or any other supported digital asset is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported digital asset. For instance, all transactions in such supported digital asset may have to be registered with the SEC or other foreign authority, or else be conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the network on which such supported digital asset is utilized may be required to be regulated or registered as a securities intermediary in one or more different capacities, and thus subject to applicable rules, which could effectively render the network impracticable or inoperable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such supported digital asset to be traded, cleared, settled, and custodied as compared to other digital assets that are not considered to be securities. Specifically, even if transactions in a digital asset were registered with the SEC or conducted in accordance with an exemption from registration, the current intermediary-based framework for securities trading, clearance and settlement is not consistent with the operations of the digital asset market. For example, under current SEC guidance, digital assets that are securities cannot be held on behalf of customers by broker-dealers that also support activity in traditional securities, and the SEC has not permitted public permissionless blockchain-based clearance and settlement systems for securities. While we are not engaged in the business of investing, reinvesting, or trading in securities, if our holdings of digital assets that are deemed securities exceed 40% of our total assets (exclusive of government securities and cash items) on a consolidated basis, we could be deemed an investment company.
Beyond the United States, several foreign jurisdictions, including jurisdictions where our international operations are located, have taken a broad-based approach to classifying digital assets, products and services as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain digital assets, products or services may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets, products or services as “securities.”

Due to unfamiliarity and some negative publicity associated with digital asset platforms, confidence or interest in digital asset platforms may decline.
Digital asset platforms are relatively new. Some of our competitors are unlicensed, unregulated, operate without supervision by any governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. As a result, customers and the general public may lose confidence or interest in digital asset platforms, including regulated platforms like ours.
Since the inception of the digital asset economy, numerous digital asset platforms have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, insolvency, and security breaches. In many of these instances, customers of these platforms were not compensated or made whole for their losses. Platforms like ours are appealing targets for hackers and malware, and may also be targets of regulatory enforcement actions. In addition, there have been reports that a significant amount of the apparent digital asset trading volume on digital asset platforms may be inflated or otherwise fabricated and false in nature, with a specific focus on unregulated platforms located outside the United States. Such reports may indicate that the market for digital asset platform activities is significantly smaller than otherwise understood.
Negative perception, a lack of stability and standardized regulation in the digital asset market, and the closure or temporary shutdown of digital asset platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by customers, may continue to reduce confidence or interest in the digital asset economy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could have an adverse impact on our business and our customers’ perception of us, including decreased use of Figure Exchange and loss of customer demand for our products and services.
Depositing and withdrawing digital assets into and from Figure Exchange involve risks, which could result in loss of customer assets, customer disputes and other liabilities, and adversely impact our business, financial condition, and results of operations.
In order to own, transfer and use a digital asset on its underlying blockchain network, a person must have a private and public key pair associated with a network address, commonly referred to as a “wallet.” Each wallet is associated with a unique “public key” and “private key” pair, each of which is a string of alphanumerical characters. In addition, some digital asset networks require additional information to be provided in connection with any transfer of digital assets to or from Figure Exchange. A number of errors can occur in the process of depositing or withdrawing digital assets into or from Figure Exchange, such as typos, mistakes, or the failure to include the information required by the blockchain network. Alternatively, a user may unintentionally transfer digital assets to a wallet address that the user does not own, control or hold the private keys to. A malicious actor may also take over our customer’s account due to security problems outside of our control, such as malware in the customer’s browser or other account theft/takeover scenarios on the customer side. In addition, each wallet address is generally only compatible with the underlying blockchain network on which it is created. For instance, a Bitcoin wallet address can only be used to send and receive Bitcoins. If any Ether or other digital assets are sent to a Bitcoin wallet address, or if any of the foregoing errors occur, all of the customer’s sent digital assets will be permanently and irretrievably lost with no means of recovery. We have encountered and expect to continue to encounter similar incidents with our customers. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business, financial condition, and results of operations.
We have not experienced excessive redemptions or withdrawals, or prolonged suspended redemptions or withdrawals, of digital assets to date. However, similar to traditional financial institutions, we may experience temporary process-related withdrawal delays. For example, we, and traditional financial institutions, may experience such delays if there is a significant volume of withdrawal requests that is vastly beyond anticipated levels. This does not mean we cannot or will not satisfy withdrawals, but this may mean a temporary delay in satisfying withdrawal requests. To the extent we have process-related delays, even if brief or due to blockchain network congestion or heightened redemption activity, and even within the terms of an applicable user agreement or otherwise communicated by us, we may experience increased customer complaints and damage to our brand and reputation and face additional regulatory scrutiny, any of which could adversely affect our business.
Our failure to safeguard and manage our and our customers’ fiat currencies and digital assets could adversely impact our business, financial condition, and results of operations.
We hold fiat currencies and safeguard digital assets on behalf of our customers. Our expanding number of regulated entities will rely on an increasing number of hot and cold wallets, as well as an increasing number of omnibus bank accounts, which heightens the complexity of our operations, including fiat and blockchain reconciliations and the maintenance of our internal ledger and related accounting procedures. With respect to digital assets, we also rely on MPC based wallets, which rely on cryptographic protocols which require the holders of multiple, partial private key shares to agree in order to sign and authorize wallet transactions and activities. Sub-custodial arrangements among our various regulated entities adds to the operational complexity of our international operations. Delays, errors, or failures in these operations could result in investigations, regulatory and enforcement actions, or litigation, and adversely impact our business, financial condition, and results of operations. Our subsidiary Figure Equity Solutions, Inc., which is registered with the SEC as a transfer agent, serves as the record keeper and the manager of the master policyholder record for YLDS and any digital securities traded on our ATS. For its private funds, Figure Markets has an agreement with a third-party fund administrator that handles the accounting for those funds. Figure Equity Solutions, Inc., maintains transaction information, such as wallet address, asset balance, ownership percentage, number of shares or units, and date of purchase, on the blockchain and personal information, such as the investor’s name, address and other contact information, tax identification number, and other identifying or non-public information, off-chain within Figure Equity Solutions Inc.’s proprietary systems. DART is part of a dual registry for real property records. DART Collateral Manager LLC acts as the trustee for platform-originated loans. DART Portfolio Manager LLC facilitates and documents subsequent transfers. DART monitors all DART Portfolio Manager LLC transactions and automatically updates the DART registry with real-time control changes. All DART records are stored on-chain and security interests reflected on the DART registry are recognized by Figure Connect participants via their assent to uniform DART Participation Rules. Our internal accounting team performs a fiat reconciliation, at a minimum, once quarterly to reconcile incoming wires, with automated checks also existing to reconcile security entitlements to digital assets held by customers Products that rely on off-chain systems or records include records of ownership filed with local recorder of deeds offices throughout the United States for real-estate secured loans, including HELOCs and DSCR loans, and the filing of UCC-1 financing statements with secretaries of state, where applicable, for digital assets-backed secured personal loans. All other records should be considered to be on-chain, with reconciliation performed automatically, in real time based on changes made by the owner or controller of the asset in Portfolio Manager, impacting the information available on the blockchain.
Our ability to manage and accurately safeguard our customers’ assets requires a high level of internal controls. As our business continues to grow and we expand our product and service offerings, we must continue to strengthen our associated internal controls and ensure that our third-party service providers do the same. Our success and the success of our offerings requires significant public confidence in our ability to properly manage customers’ balances and handle large and growing transaction volumes and amounts of customer funds. Any failure by us to maintain the necessary controls or to manage customer digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm or significant financial losses, lead customers to discontinue or reduce their use of our products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition. For example, on February 21, 2025, Bybit, a digital asset exchange based in Dubai, suffered an exploit resulting in the loss of over $1.4 billion in digital assets from cold wallets used by Bybit to hold digital assets on the Ethereum network. While understanding of the precise nature and cause of the exploit continues to evolve, current analyses suggest potential involvement of state actors, social engineering attacks, and sophisticated exploits of vulnerabilities in the web interface utilized by Bybit to initiate transactions out of multi-signature cold wallets operated by Bybit.
We deposit, transfer, and have custody of customer cash and digital assets in multiple jurisdictions. In each instance, we are required to safeguard customers’ assets using bank-level security standards applicable to our hot and cold wallet and storage systems, as well as our financial management systems related to such custodial functions. Our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees, service providers, or others acting contrary to our policies could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, or misuse customer digital assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time.
We also hold fiat currency and digital assets for administrative and operating purposes. While we take steps to segregate such assets from our user assets, any failure to properly safeguard, manage, or account for these funds could result in financial losses, regulatory scrutiny, reputational harm, or legal liability.
A temporary or permanent blockchain “fork” to any supported digital asset could adversely affect our business.
Blockchain protocols, including Bitcoin and Ethereum, are open source. Any user can download the software, modify it, and then propose that Bitcoin, Ethereum, or other blockchain protocol users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners or validators consent to the modification, the change is implemented and the Bitcoin, Ethereum or other blockchain networks, as applicable, remain uninterrupted. However, if less than a substantial majority of users and miners or validators consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin, Ethereum, or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s digital asset lacking interchangeability.
Both Bitcoin and Ethereum protocols have been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold, Ethereum Classic, EthereumPoW, and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked digital assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, and which results in further confusion to customers as to the nature of assets they hold on platforms. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, Ether, or any of their forked alternatives. For example, in September 2022, the Ethereum Network successfully completed its Merge, moving from a PoW model to a Proof-of-Stake (“PoS”) model. EthereumPoW miners who disagreed with the new consensus mechanism forked the network, which resulted in the EthereumPoW network (“ETHW”). ETHW was driven by a small but vocal group of miners who wished to hold onto revenue as Ethereum switched to PoS. The vast majority of token holder votes preferred the new PoS consensus method. There was no material impact on the Ethereum network as a result of the fork. All Ether holders also became owners of ETHW tokens as a result of the fork. However, not all liquidity providers were able to trade the new token, and the ETHW token almost immediately lost most of its value.
Furthermore, forks can lead to new security concerns. For instance, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ether through at least October 2016, resulting in significant losses to some digital asset platforms. Similar replay attacks occurred in connection with the Bitcoin Cash and Bitcoin Cash SV network split in November 2018. Another possible result of a fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, and thereby making digital assets that rely on PoW more susceptible to attack, as has occurred with Ethereum Classic.
We do not believe we are required to support any fork or provide the benefit of any forked digital asset to our customers. However, we may in the future be subject to claims by customers arguing that they are entitled to receive certain forked digital assets by virtue of digital assets that they currently hold. If any customers succeed on a claim that they are entitled to receive the benefits of a forked digital asset that we do not or are unable to support, we may be required to pay significant damages, fines or other fees to compensate customers for their losses.
A fork can also divert investors from the supported digital asset to new assets on the fork that are not supported by Figure Exchange. We may not be able to support the forked digital assets for technical, legal, or other reasons. This can adversely impact the trading volume on Figure Exchange.
Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork.
From time to time, we may encounter technical issues in connection with the integration of supported digital assets and changes and upgrades to their underlying networks, which could adversely affect our business.
In order to support a digital asset, a variety of front and back-end technical and development work is required to integrate such supported digital asset with our existing technical infrastructure. For certain digital assets, a significant amount of development work is required and there is no guarantee that we will be able to integrate successfully with any existing or future digital asset. In addition, such integration may introduce software errors or weaknesses into Figure Exchange, including our existing infrastructure. Even if such integration is initially successful, any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions, or security weaknesses to Figure Exchange. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such digital asset, and Figure Exchange and technical infrastructure may be affected, all of which could adversely impact our business.
If miners or validators of any supported digital asset demand high transaction fees, our business, financial condition, and results of operations may be adversely affected.
Customers incur transaction fees when they send certain digital assets from their FMH account to a non-FMH account. In addition, we pay transaction fees when we move digital assets for various operational purposes, for which we do not charge our customers. Such fees have been and may continue to be unpredictable, and may vary depending on a range of factors including activity levels on the relevant blockchain network and parameters specified by the governance processes of the relevant blockchain network. In addition, for PoW and PoS networks, if the block rewards for miners or validators on any blockchain network are not sufficiently high to incentivize miners or validators, miners or validators may demand higher transaction fees, or reject low transaction fees and force users to pay higher fees, which could adversely affect our business, financial condition and results of operations.
Future developments regarding the treatment of digital assets for U.S. and foreign tax purposes could adversely impact our business, financial condition, and results of operations.
Due to the new and evolving nature of digital assets and the absence of comprehensive legal and tax guidance with respect to digital asset products and transactions, many significant aspects of the U.S. and foreign tax treatment of transactions involving digital assets, such as the purchase and sale of digital assets on Figure Exchange, as well as the provision of staking rewards and other digital asset incentives and rewards products, are uncertain, and it is unclear whether, when and what guidance may be issued in the future on the treatment of digital asset transactions for U.S. and foreign tax purposes.
In 2014, the U.S. Internal Revenue Service (the “IRS”) released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency is “property,” is not “currency” for purposes of the rules relating to foreign currency gain or loss, and may be held as a capital asset. From time to time, the IRS has released other notices and rulings relating to the tax treatment of virtual currency or digital assets reflecting the IRS’s position on certain issues. The IRS has not addressed many other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions.
There continues to be uncertainty with respect to the timing, character and amount of income inclusions for various digital asset transactions including, but not limited to lending and borrowing digital assets, and other digital asset incentives and products that we offer. Although we believe our treatment of digital asset transactions for federal income tax purposes is consistent with existing positions from the IRS and/or existing U.S. federal income tax principles, because of the rapidly evolving nature of digital asset innovations and the increasing variety and complexity of digital asset transactions and products, it is possible the IRS and various U.S. states may disagree with our treatment of certain digital asset offerings for U.S. tax purposes, which could adversely affect our customers and the vitality of our business. Similar uncertainties exist in the foreign markets in which we operate with respect to direct and indirect taxes, and these uncertainties and potential adverse interpretations of tax law could impact the amount of tax we and our non-U.S. customers are required to pay, and the vitality of our platforms outside of the United States.
There can be no assurance that the IRS, the U.S. state revenue agencies, local U.S. tax authorities or foreign tax authorities, will not alter their respective positions with respect to digital assets in the future or that a court would uphold the treatment set forth in existing positions. It also is unclear what additional tax authority positions, regulations, or legislation may be issued in the future on the treatment of existing digital asset transactions and future digital asset innovations under U.S. federal, U.S. state or local, or foreign tax law. Any such developments could result in adverse tax consequences for holders of digital assets and could have an adverse effect on the value of digital assets and the broader digital asset markets. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty with respect to the treatment of digital assets for U.S. and foreign tax purposes. The uncertainty regarding tax treatment of digital asset transactions impacts our customers, and could impact our business, both domestically and abroad.
Our tax information reporting obligations with respect to digital asset transactions are subject to change.
Although we believe we are compliant with U.S. tax reporting and withholding requirements with respect to our customers’ digital asset transactions, the exact scope and application of such requirements, including but not limited to U.S. onboarding requirements through IRS Forms W-9 and W-8, backup withholding, non-resident alien withholding, and IRS Form 1099 and IRS Form 1042-S reporting obligations, is not entirely clear for all of the digital asset transactions that we facilitate. In November 2021, the U.S. Congress passed the Infrastructure Investment and Jobs Act, providing that brokers (which appear to include exchanges such as Figure Exchange) would be responsible for reporting to the

IRS the transactions of their customers in digital assets, including transfers to other exchanges or non-exchanges. In June 2024, the U.S. Treasury Department and the IRS released final regulations and issued other administrative guidance on tax information reporting for digital assets (the “Final Regulations”). The Final Regulations introduce new rules related to our tax reporting and withholding obligations on our customer transactions in ways that differ from our existing compliance protocols, and there can be no assurance that we will have proper records to ensure compliance for certain legacy customers or transactions. The Final Regulations will require us to invest substantially in new compliance measures. If the IRS determines that we are not in compliance with our tax reporting or withholding requirements with respect to customer digital asset transactions, we may be exposed to significant taxes and penalties, which could adversely affect our business, financial condition and results of operations. The Final Regulations will require us to invest substantially in new compliance measures and may require significant retroactive compliance efforts, which also could adversely affect our business, financial condition, and results of operations.
Similarly, it is likely that new rules for reporting digital assets under the global “common reporting standard” as well as the “crypto-asset reporting framework” will be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure. Such rules are under discussion by the member and observer states of the Organization for Economic Cooperation and Development and by the European Commission on behalf of the member states of the European Union. These new rules may give rise to potential liabilities or disclosure requirements for prior customer arrangements and new rules that affect how we onboard our customers and report their transactions to taxing authorities. Additionally, the European Union has issued directives, commonly referred to as the Central Electronic System of Payment information, requiring payment service providers in the European Union to report certain cross-border transactions to taxing authorities on a quarterly basis beginning in January 2024. Any actual or perceived failure by us to comply with the above or any other emerging tax regulations that apply to our operations could harm our business.
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies on certain topics. If financial accounting standards undergo significant changes, our results of operations could fluctuate.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls and many companies’ accounting policies are being subjected to heightened scrutiny by regulators and the public. Further, there has been limited precedent for the financial accounting of digital assets and related valuation and revenue recognition. Moreover, a change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. For example, in December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles-Goodwill and Other-Crypto Assets (ASU 2023-08): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which represents a significant change in how entities that hold digital assets will account for certain of those holdings. Previously, digital assets held were accounted for as intangible assets with indefinite useful lives, which required us to measure digital assets at cost less impairment. Effective as of January 1, 2024, we adopted ASU 2023-08, which requires us to measure digital assets held at fair value at each reporting date, with fair value gains and losses recognized through net income. Fair value gains and losses can increase the volatility of our net income, especially if the underlying digital asset market is volatile. Additionally, on March 31, 2022, the staff of the SEC issued Staff Accounting Bulletin No. 121 (“SAB 121”), which represented a significant change regarding how a company safeguarding digital assets held for its platform users reports such digital assets on its balance sheet and required retrospective application as of January 1, 2022. In January 2025, the staff of the SEC issued SAB No. 122 (“SAB 122”), which rescinds the previously issued interpretive guidance included within SAB 121. We have adopted SAB 122 as of December 31, 2024 on a retrospective basis.

Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and may retroactively affect previously reported results and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, financial condition, and results of operations.
Our strategy and focus on delivering high-quality, compliant, easy-to-use, and secure digital assets-related financial services may not maximize short-term or medium-term financial results.
We have taken, and expect to continue to take, actions that we believe are in the best interests of our customers and the long-term interests of our business, even if those actions do not necessarily maximize short-term or medium-term results. These include expending significant managerial, technical, and legal efforts on complying with laws and regulations that are applicable to our products and services and ensuring that our products are secure. We also focus on driving long-term engagement with our customers through innovation and developing new products and technologies. These decisions may not be consistent with the short-term and medium-term expectations of our stockholders and may not produce the long-term benefits that we expect, which could have an adverse effect on our business, financial condition, and results of operations.
Banking relationships in the digital asset space have been difficult to obtain and maintain in the recent regulatory climate. Loss of a critical banking or insurance relationship could adversely impact our business, financial condition, and results of operations.
We rely on bank relationships to provide banking rails for our platform. Given the industry in which we operate, our banking partners may view us as a higher risk customer for purposes of their AML programs, notwithstanding the fact that the subsidiaries through which we operate hold all required licenses for their current activities.
We may face difficulty establishing or maintaining banking relationships due to instability in the global banking system, increasing regulatory uncertainty and scrutiny, or our banking partners’ policies. The loss of banking partners or the imposition of operational restrictions by banking partners and the inability for us to utilize other redundant financial institutions may result in a disruption of business activity as well as regulatory risks. In addition, as a result of the myriad of regulations, the risks of digital assets generally, the adverse reputational impact of widely publicized negative events (such as FTX Trading Ltd.’s collapse) on our industry, implicit or explicit pressure from banking regulators and supervisors, or in the event of an adverse outcome of any SEC litigation, financial institutions in the United States and globally may decide to not provide, or be prohibited from providing, account, custody, or other financial services to us or the digital asset industry generally.
If the financial institutions we rely on face bank resolution or failure, limit or stop their digital asset activities, or if banking access for digital asset participants is restricted in a certain country, it could lead to temporary delays or unavailability of critical services in that country. This may affect our operations, reduce the availability of vendors or quality of services available to us or our customers, and cause a general disruption in the digital asset industry, potentially reducing activity on our platform, which may adversely impact our business, financial condition, and results of operations. Furthermore, the interruption or termination of certain of our banking relationships may lead to non-compliance with regulatory licenses that we maintain and could subject us to litigation (including damages), investigation, enforcement and other regulatory and legal action and penalties.
We also rely on insurance carriers to insure customer losses resulting from a breach of our physical security, cybersecurity, or by employee or third-party theft. Our ability to maintain such insurance is subject to the insurance carriers’ ongoing underwriting criteria and our inability to obtain and maintain appropriate insurance coverage could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory scrutiny.

We currently support, and expect to continue to support, certain smart contract-based digital assets. If the underlying smart contracts for these digital assets do not operate as expected, or if the fundamental premise of smart contract acceptance or function shifts, our business, financial condition, and results of operations could be adversely affected.
We currently support, and expect to continue to support, various digital assets that represent units of value on smart contracts deployed on a third-party blockchain. Smart contracts are programs that can store, automatically execute and transfer value, or conduct other operations when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming and design can have damaging effects. For instance, in April 2018, a batch overflow bug was found in many Ethereum-based ERC-20-compatible smart contract tokens that allowed hackers to create a large number of smart contract tokens, causing multiple digital asset platforms worldwide to shut down ERC-20-compatible token trading. Similarly, in March 2020, a design flaw in the MakerDAO smart contract caused forced liquidations of digital assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited digital assets into the smart contract. If any such vulnerabilities or flaws come to fruition, smart contract-based digital assets, including those held by our customers on Figure Exchange, may suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, or lose liquidity over a short period of time.
In some cases, smart contracts can be controlled by one or more admin keys or users with special privileges, or “super-users.” These users have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of reserves, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super-user or group of core members unilaterally makes adverse changes to a smart contract, the design, functionality, features and value of the smart contract and its related digital assets may be harmed.
In addition, digital assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable or irrecoverable. Super-users that have control over these smart contracts can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super-user privileges of a smart contract, or if a smart contract’s super users or core community members take actions that adversely affect the smart contract, our users who hold and transact in the affected digital assets may experience decreased functionality and value of the applicable digital assets, up to and including a total loss of the value of such digital assets. Although we do not control these smart contracts, any such events could cause users to seek damages against us for their losses, result in reputational damage to us, or in other ways adversely impact our business, financial condition, and results of operations.
We rely on external financial and tax advisors to provide us with accurate advice, which may be wrong or inaccurate. We may not be able to onboard external financial or tax advisors with the right skill sets and experience in the blockchain technology and digital assets industry and may not be able to maintain the services of external auditors.
Due to the complexity and novelty of the law, regulations, and accounting standards relevant to blockchain technology and the digital assets industry, from time to time we rely on external financial and tax advisors to provide us with accurate advice. However, as the industry is relatively new, the interpretation of the applicable laws, regulations and accounting standards by our external advisors may be different from that of government authorities and may be wrong or inaccurate.

As there is a limited pool of suitably qualified financial and tax advisors with sufficient expertise in digital assets and blockchain technology, we may not be able to onboard external advisors with the right skill sets and experience. We may incur increased costs in obtaining external financial and tax advice from advisors with the appropriate level of quality and expertise.
The redemption risk, pricing risk, and regulatory risk associated with stablecoins may adversely affect our business, financial condition, and results of operations.
Stablecoins are digital assets designed to minimize price volatility. A stablecoin is designed to track the price of an underlying asset such as fiat currency or an exchange-traded commodity. We currently support and use certain stablecoins in our business lines, and our wholly-owned subsidiary, FCC, recently launched YLDS, an interest-bearing transferable stablecoin.
Stablecoins have a unique risk associated with redemption of the token for the underlying asset and divergence between the intended redemption rate of the stablecoin and secondary market trading prices. The underlying assets are often invested into perceived “safe” investments such as U.S. Treasury securities. However, there is no guarantee that the underlying assets are put into instruments that are as safe as they may be perceived to be. There is a risk that the assets may not be redeemable at the 1:1 redemption ratio (i.e., one U.S. dollar for one stablecoin) if an issue occurs with the underlying asset. The issuers of stablecoins may also not be able to provide sufficient underlying assets to back the stablecoins. Moreover, even if marketed or intended to be redeemable with the stablecoin issuer at a 1:1 ratio, there is no guarantee that a stablecoin will trade in the secondary market at or close to such redemption value. In this regard, various market factors, including factors including trade liquidity and sentiment and perception regarding a stablecoin and its backing with underlying assets, may result in a stablecoin trading in the secondary markets at a value other than (or “depegging” from) a 1:1 value with the U.S. dollar. For example, the USDC stablecoin issued by Circle temporarily depegged and traded at a secondary price below one U.S. dollar in March 2023 in the context of the collapse of Silicon Valley Bank due to concerns that some of the funds backing USDC were held in deposits with Silicon Valley Bank.
In addition, the regulatory treatment of fiat-backed stablecoins is highly uncertain. The resale of such stablecoins may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, anti-money laundering, commodities, securities, sanctions, and other laws and regulations in the various jurisdictions relevant to our business. The risks associated with stablecoins may adversely affect interest in and demand for the products and services we seek to offer, and subject us to additional regulatory uncertainties, which may result in enforcement actions, litigation, significant costs being incurred, fines, and other penalties, as well as adversely affect our business, financial condition, and results of operations.
A significant amount of the trading volume on Figure Exchange is derived from a relatively small number of customers, and the loss of these customers, or a reduction in their trading volume, could have an adverse effect on our business, financial condition, and results of operations.
A relatively small number of institutional market makers and high-transaction volume customers account for a significant amount of the trading volume on Figure Exchange. For example, our top seven customers accounted for 96% and 99% of the trading volume on Figure Exchange during the three months ended March 31, 2025 and the year ended December 31, 2024, respectively. We expect significant trading volume and revenue attributable to these customers for the foreseeable future. As a result, a loss of these users, or a reduction in their trading volume, and our inability to replace these users with other users, could have an adverse effect on our business, financial condition, and results of operations.

Revenue from Figure Exchange is concentrated in a limited number of areas, particularly transactions in Bitcoin, Ether, and HASH. If revenue from these areas declines and is not replaced by new trading in other digital assets or demand for other products and services, our business, financial condition, and results of operations could be adversely affected.
While we support a diverse portfolio of products and services, our revenue from Figure Exchange is concentrated in transactions in Bitcoin, Ether, and HASH (the native digital asset of the Provenance Blockchain). During 2022 and 2023, the value of Bitcoin, Ether, and other digital assets declined steeply. While the value of many digital assets recovered in 2024, they fell significantly again during the first quarter of 2025. If the value of these digital assets does not continue to increase or declines in the future, our business, financial condition, and results of operations could be adversely affected. As such, in addition to the factors impacting the broader digital asset industry described herein, our revenue may be adversely affected if the markets for Bitcoin, Ether, or HASH deteriorate or if their prices decline, including because of the following factors:
•the reduction in mining rewards of Bitcoin, including block reward halving events, which are events that occur after a specific period of time and reduces the block reward earned by miners;
•public sentiment related to the actual or perceived environmental impact of blockchain technology and related activities, including environmental concerns raised by private individuals and governmental actors related to the energy resources consumed in the Bitcoin mining process;
•disruptions, hacks, forks, attacks by malicious actors who control a significant portion of the networks’ hash rate through double spend or 51% attacks, and similar incidents affecting the Bitcoin or Ethereum networks;
•forks resulting in the creation of and divergence into multiple separate networks, such as Bitcoin Cash and Ethereum Classic;
•informal governance led by Bitcoin and Ethereum core developers that leads to revisions to the underlying source code or inactions that prevent network scaling, and which evolves over time largely based on self-determined participation, which may result in new changes or updates that affect their speed, security, usability, or value;
•the ability for Bitcoin and Ethereum Networks to resolve significant scaling challenges and increase the volume and speed of transactions;
•transaction congestion and fees associated with processing transactions on the Bitcoin and Ethereum networks;
•the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of Nakamoto’s Bitcoin;
•developments in mathematics, technology, digital computing, algebraic geometry, and quantum computing that could result in the cryptography which is used by Bitcoin and Ethereum Networks becoming insecure or ineffective;
•adverse legal proceedings or regulatory enforcement actions, judgments, or settlements impacting digital asset industry participants;
•regulatory, legislative, or other compulsory or informal restrictions or limitations on Bitcoin and Ethereum lending, mining, or staking activities;
•liquidity and credit risk issues experienced by other digital asset platforms and other participants of the digital asset industry; and

•laws and regulations affecting the Bitcoin and Ethereum Networks or access to these networks, including a determination that either Bitcoin, Ether, or HASH constitutes a security or other regulated financial instrument under the laws of any jurisdiction.
Risks Related to Third Parties
We sell a significant percentage of our loans to a concentrated number of loan purchasers on the secondary market, and the loss of one or more significant purchasers could adversely affect our business, financial condition, and results of operations.
While we continue to diversify and add more loan purchasers, we currently sell a significant percentage of our loans to a concentrated number of loan purchasers. For example, our top three loan purchasers in 2024 collectively accounted for 38% of our loan sale volume, and individually accounted for 15%, 14%, and 10%, or $660 million, $618 million, and $427 million, respectively. Our top three loan purchasers in 2023 collectively accounted for approximately 60% of our loan sale volume, and individually accounting for 27%, 21%, and 12% of our loan volume, or $889 million, $664 million, and $388 million, respectively. These values do not include loans sold in Figure Securitizations, which totaled $456 million in 2024 and $818 million in 2023. We continue to diversify our loan purchaser ecosystem by adding new buyers in addition to securitizing loans. There are inherent risks whenever a large percentage of a business is concentrated with a limited number of parties. It is not possible for us to predict the future level of demand for our loans by these or other purchasers. In addition, purchases of our loans by these purchasers have historically fluctuated and may continue to fluctuate based on a number of factors, some of which may be outside of our control, including economic conditions, government-sponsored enterprise involvement in the purchase and securitization of similar lending products, the availability of alternative investments, changes in the terms of the loans, loans offered by competitors, prevailing interest rates, and a change in business plan, liquidity or strategy by the purchaser. If any of these purchasers significantly reduces the dollar amount of the loans it purchases from us, we may be unable to sell those loans to another purchaser on favorable terms or at all, which may require us to reduce originations or hold additional loans on our balance sheet and may reduce our flexibility in making financing decisions. In addition, the loss of one or more of our significant loan purchasers could increase the volatility of the mark-to-market methodology we use to determine the fair value of the loans we hold on our balance sheet, which could adversely affect our business, financial condition, and results of operations.
Our counterparties may terminate our servicing rights pursuant to servicing agreements under which we conduct servicing activities.
Our business depends in part on our ability to effectively service loans in accordance with the terms of our servicing agreements with third parties. Additionally, we contract with subservicers to service certain loans, while retaining ultimate responsibility and liability to our counterparties for the subservicer’s performance. Our servicing agreements generally include provisions that allow our counterparties to terminate our servicing rights under certain conditions, which may include non-compliance with financial obligations, breach of contractual terms, or failure to adhere to legal and regulatory requirements. Moreover, these agreements generally allow our counterparties to terminate and transfer our servicing rights at their discretion at any time, which they may choose to do based on preferential relationships with other servicers, changes to their operations, or general dissatisfaction with our or a subservicer’s performance. In the event of termination of our servicing rights, we may be required to transfer our servicing rights to a successor servicer on short notice and without compensation. A large number of requested transfers to a successor servicer could disrupt our operations. If we were to have our servicing rights terminated on a material portion of our servicing portfolio, this could adversely affect our business, financial condition, and results of operations.

Failure of vendors to perform their contractual agreements embedded in our products and services and our failure to effectively oversee vendor operations could adversely affect our business, financial condition, and results of operations.
We contract with vendors and service providers who perform services for us or to whom select functions are delegated and integrated into our processes. In some cases, third-party vendors are one of a limited number of sources. These service providers are critical to our maintaining a high level of automation on our platform; without certain vendors, we would experience disruption to our LOS that could prevent our platform from originating loans until we identify and integrate a replacement vendor. In addition to vendors that are integrated into our LOS, such as credit reporting agencies and residential property and consumer data providers, we rely on vendors for key information technology tasks, including maintenance of system availability, cybersecurity, and data integrity. For example, we use the following capabilities of GCP: infrastructure and scalability resources, security measures, a high-performance network that supports system availability by minimizing latency and providing reliable connectivity, and data storage, protection, privacy, and integrity. We utilize a variety of other vendors to detect and defend against malicious activity and threats. Our arrangements with vendors and service providers have in the past and may in the future disrupt or degrade our operations if they fail to satisfy their obligations to us or if they were to stop providing services to us either on a temporary or permanent basis. We may be unable to replace these vendors and service providers in a timely and efficient manner, on similar terms, or at all. In addition, our vendors and service providers may fail to operate in compliance with applicable laws, regulations, and rules. Despite our efforts to monitor our vendors and service providers with which we transact business, there is no guarantee that they will comply with their contractual obligations as agreed to or applicable laws and regulations. Failure to maintain an effective vendor oversight program and monitor our vendors’ compliance with applicable laws could result in fines, penalties or other liability for errors and omissions by these vendors and service providers, which could adversely affect our business, financial condition, and results of operations.
Risks Related to Market and Interest Rates
Our business is significantly impacted by interest rates. Changes in prevailing interest rates or U.S. monetary policies that affect interest rates could adversely affect our business, financial condition, and results of operations.
Interest rate fluctuations have a significant effect on our results of operations and cash flows. Our financial performance is directly affected by changes in prevailing interest rates, which may subject our financial performance to substantial volatility. We are particularly affected by the policies of the U.S. Federal Reserve, which influence interest rates and impact the size of the loan production market. In 2021, the U.S. Federal Reserve ended its quantitative easing program and started its balance sheet reduction plan. The U.S. Federal Reserve’s balance sheet consists of U.S. Treasury securities and mortgage-backed securities issued by Fannie Mae, Freddie Mac, and Ginnie Mae. Recently, the U.S. Federal Reserve has increased significantly its primary policy rate, which has and may continue to result in increased interest rates in the future. Since HELOC origination volumes tend to increase in rising interest rate environments and decrease in decreasing rate environments, we are exposed to cyclical changes as a result of shifts in interest rates. Fluctuations in interest rates significantly impact every aspect of our operations:
•Increases in interest rates beginning in April 2021 led to a sizable reduction of the refinance market as fewer customers are incentivized to refinance their loans, which has had a positive effect on revenues from our HELOCs, as this product has become more attractive to customers. While our borrowing costs have also risen as benchmark rates increased, this increase in costs has had a minimal effect on our business given we increase rates on our HELOCs as rates rise. In general, we benchmark our HELOC rates to spreads relative to alternative benchmarks in order to minimize the effect of interest rate moves, and we have been successful in passing those changes onto customers without affecting volume. We expect our borrowing costs to increase to the extent interest rates increase; at the same time, we expect our borrowing costs to come down over time relative to benchmark rates as our product matures and our financing partners become more comfortable with our HELOCs. If interest rates were to fall significantly from current levels, we would expect a compression in the market for HELOCs.
•The interest rates associated with our digital assets-secured personal loans are fixed based on initial loan-to-value ratios, but fluctuations in market interest rates can influence borrower demand and the attractiveness of these loans.
•The market value of a loan held for sale generally declines as interest rates rise. Changes in interest rates between origination and sale of the loan can expose us to loan losses.
•Changes in interest rates are also a key driver of the revenue we receive from the value of servicing rights. Historically, the value of servicing rights has increased when interest rates rise as higher interest rates lead to decreased prepayment rates, and has decreased when interest rates decline as lower interest rates lead to increased prepayment rates. As a result, decreases in interest rates could adversely affect our business, financial condition, and results of operations.
•Higher interest rates also lead to higher payment obligations by our borrowers to us and to their creditors under mortgage, credit card, and other consumer and merchant loans, which might reduce our borrowers’ ability to satisfy their obligations to us, including failing to pay for securities purchased, meet minimum credit card payments, deliver securities sold, or meet margin calls, and therefore lead to increased delinquencies, charge-offs, and allowances for loan and interest receivables, which could have an adverse effect on our net income. Fluctuations in interest rates could adversely impact our borrowers’ general spending levels and ability and willingness to invest and spend through our platform.
Our business, financial condition, and results of operations could be adversely affected by the financial markets, digital asset markets, fiscal, monetary, and regulatory policies, and economic conditions generally.
Our business, financial condition, and results of operations are directly affected by elements beyond our control, including general economic, political, social and health conditions in the United States and in countries abroad. These elements can arise suddenly, and the full impact can remain unknown or result in adverse effects, including, but not limited to, extreme volatility in credit, equity, foreign currency and digital asset markets, changes to buying patterns of our customers and prospective customers or reductions in the credit quality of our customers.
In particular, markets in the United States or abroad have been and may in the future be affected by the level and volatility of interest rates, availability and market conditions of financing, recessionary pressures, inflation, supply chain disruptions, consumer spending, employment levels, labor shortages, federal government shutdowns, developments related to the U.S. federal debt ceiling, energy prices, home prices, commercial property values, bankruptcies, a default by a significant market participant or class of counterparties, market volatility, liquidity of the global financial markets, the growth of global trade and commerce, exchange rates, trade policies, the availability and cost of capital and credit, disruption of communication, transportation, or energy infrastructure, and investor sentiment and confidence. Additionally, global markets have been and may in the future be adversely affected by the current or anticipated impact of climate change, extreme weather events or natural disasters, the emergence or continuation of widespread health emergencies or pandemics, cyberattacks or campaigns, military conflict, terrorism, or other geopolitical events which may affect our results of operations. For example, although we do not have operations in Ukraine, Russia, Israel, or Iran, the ongoing wars in Ukraine and Israel have led and could in the future lead to macroeconomic effects, including volatility in commodity prices and the supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, as well as an increase in cyberattacks and espionage. Also, any sudden or prolonged market downturn in the United States or abroad, as a result of the above factors or otherwise, could adversely affect our business, financial condition, and results of operations, including our capital and liquidity levels.
Significant downturns in the securities markets or in general economic and political conditions may also impair customers’ ability to refinance or sell their residential properties, which may contribute to higher delinquency and default rates. Customers seeking to avoid increased monthly payments by refinancing may no longer be able to find available replacement loans if prevailing underwriting standards are more stringent. Despite recent home price appreciation in certain markets, home price depreciation experienced to date, and any further price depreciation, may also leave customers with insufficient equity in their homes to permit them to refinance. These events could cause customers to default on their mortgage loans and other debts, including HELOCs and other loans we offer. In addition, such significant downturns may cause funding and liquidity concerns for our current and prospective partners, reducing their adoption and use of our Partner-branded products. Conversely, significant upturns in the securities markets or in general economic and political conditions may cause individuals to be less proactive in seeking ways to improve the returns on their trading or investment decisions and, thus, decrease the demand for our products and services. Any of these changes could cause our future performance to be uncertain or unpredictable, and could adversely affect our business, financial condition, and results of operations. In addition, a prolonged weakness in the U.S. equity markets or a general extended economic downturn could cause our customers or partners to incur losses, which in turn could cause our brand and reputation to suffer. If our reputation is harmed, the willingness of our existing customers or partners and potential new customers or partners to do business with us could be negatively impacted, which would adversely affect our business, financial condition, and results of operations.
Evolving laws, regulatory policies, and political priorities at the federal and state levels, both domestically and internationally, present ongoing risks to economic activity, our customers and partners, our counterparties and our earnings and operations. Evolving areas include, but are not limited to, financial and digital asset regulation, taxation, international trade, fiscal policy, climate change, health care, and data privacy. For example, changes, or proposed changes, to certain U.S. trade and international investment policies, particularly with important trading partners (including China and the European Union) have in recent years negatively impacted financial markets and could have negative implications in the future. Geopolitical instability, including actions taken by other countries, particularly China and Russia, to restrict the activities of businesses, or engage in acts of aggression, could also negatively affect financial markets. An escalation of these or other tensions could lead to further measures that adversely affect financial markets, disrupt world trade and commerce, and lead to trade retaliation, including through the use of duties and tariffs, foreign exchange measures or the large-scale sale of U.S. Treasury securities.
Any of these developments could adversely affect our business, financial condition, and results of operations, as well as our customers and partners, the value of our loan portfolios, our level of charge-offs and provision for credit losses, our capital levels, and our liquidity.
Figure Exchange’s results of operations have and will fluctuate, including due to the highly volatile nature of digital assets.
Figure Exchange’s results of operations are dependent on digital assets and the broader digital asset economy. Due to the highly volatile nature of the digital asset economy and the prices of digital assets, which have experienced and continue to experience significant volatility, our results of operations could fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader digital asset economy. Our results of operations may fluctuate as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:
•our dependence on offerings that are dependent on digital asset trading activity, including trading volume and the prevailing trading prices for digital assets, whose trading prices and volume can be highly volatile;

•our ability to attract, maintain, and grow our customer base and engage our customers;
•changes in the legislative or regulatory environment, or actions by U.S. or foreign governments or regulators, including fines, orders, or consent decrees;
•regulatory changes or scrutiny that impact our ability to offer certain products or services;
•increased regulatory certainty, which could lead to greater competition from traditional financial services firms and other competitors with broader access to financial resources;
•our ability to continue to diversify and grow our revenue;
•pricing for or temporary suspensions of our products and services;
•investments we make in the development of products and services as well as technology offered to our developers, international expansion, and sales and marketing;
•adding digital assets to, or removing digital assets from, our platform;
•our ability to establish and maintain partnerships, collaborations, joint ventures, or strategic alliances with third parties;
•market conditions of, and overall sentiment towards, the digital asset economy;
•macroeconomic conditions, including interest rates, inflation and instability in the global banking system;
•adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;
•the development and introduction of new products and services by our competitors;
•our ability to control costs, including our operating expenses incurred to grow and expand our operations and to remain competitive;
•system failure, outages or interruptions, including with respect to Figure Exchange and third-party digital asset networks;
•our lack of control over decentralized or third-party blockchains and networks that may experience downtime, cyberattacks, critical failures, errors, bugs, corrupted files, data losses, or other similar software failures, outages, breaches, and losses;
•real or perceived improper unauthorized use of, disclosure of, or access to confidential, proprietary, personal, or sensitive data;
•breaches of security or privacy; and
•our ability to attract and retain talent.
As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the digital asset economy, period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our results of operations in one or more future quarters may fall below the expectations of securities analysts and investors.

Our loan financing and selling strategy exposes us to interest rate volatility risk.
Borrowings under our warehouse credit facilities are at variable rates of interest, which exposes us to interest rate risk. Interest rates may fluctuate significantly during the period between loan origination and the securitization or sale of such loans, which can increase or decrease the spread between the rate at which we originated loans and the current market price for such loans. For the three months ended March 31, 2025, the weighted average time between the date of origination to the date of sale on our loan originations was approximately 24 business days. The weighted average number of days from origination to securitization was approximately 53 business days for the same period. Volatile interest rate environments can lead to volatility in our results of operations. As interest rates increase, we may need to sell our loans at a loss, and our debt service obligations on certain of our variable-rate indebtedness will also increase, which could adversely affect our business, financial condition, and results of operations.
We have implemented and maintain an interest rate hedging program designed to reduce our exposure to changes in prevailing interest rates. However, there can be no assurance that the program will be successful in eliminating all or some interest rate risks described above. If we fail to effectively manage this risk amidst competitive pressures and changing economic conditions, our business, financial condition, and results of operations could be adversely affected.
Information Technology and Data Risks
Technology disruptions or failures in, and cyberattacks or other breaches or incidents relating to, our operational, security or fraud-detection systems or infrastructure, or those of third parties with whom we do business, could disrupt our business, cause legal or reputational harm, and adversely affect our business, financial condition, and results of operations.
We are dependent on the secure, efficient, and uninterrupted operation of our technology infrastructure, including computer systems, related software applications, data centers, and Provenance Blockchain, as well as those of certain third parties.
Our websites and computer/telecommunication networks must accommodate a high volume of traffic and deliver frequently updated information, the accuracy and timeliness of which is critical to our business. Our technology must provide a loan application experience and product offerings that equal or exceed the experience provided by our competitors. We have in the past and may in the future experience service disruptions and failures caused by system, network or software failures, fire, power loss, telecommunications failures, including those of internet service providers, team member misconduct or other malfeasance, human error, denial of service or information, security breaches or incidents, cyberattacks, including computer hackers, ransomware, computer viruses and disabling devices, malicious or destructive code, acts of terrorism or war, physical or electronic break-ins, or other events, disruptions, or intrusions, as well as natural disasters, health pandemics, and other similar events.
In particular, cybersecurity risks for lenders have significantly increased in recent years. We, our clients, loan applicants, third-party service providers, regulators, and other third parties have been subject to, and are likely to continue to be the target of, cyberattacks and other means of perpetuating security breaches and incidents that threaten the confidentiality, integrity and availability of our IT systems and Confidential Information (as defined below). These cyberattacks and other means could include computer viruses, malicious or destructive code, phishing and other social engineering attacks, credential stuffing and other brute force attacks, ransomware, denial of service or information, and improper access by team members or third-party vendors or other security breaches that could result in the loss, unavailability, destruction or unauthorized release, access to, gathering, monitoring, use, or other processing of our or our customers’ data, our intellectual property, or confidential, proprietary, or sensitive business information (collectively, “Confidential Information”), or otherwise materially disrupt our or our clients’ and loan applicants’ or other third parties’ network or systems access or use, or other business operations. We and our third-party service providers have experienced certain security breaches and incidents, and have previously experienced service disruptions, and we cannot be sure that we will not experience interruptions or delays in our service, or cyberattacks or other security breaches or incidents, in the future. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, and to prevent or detect security breaches and incidents, we cannot assure you that such measures will be successful, that we will be able to anticipate or detect all cyberattacks or compromises, breaches, or incidents, that we will be able to react to cyberattacks or compromises, breaches, or incidents in a timely manner, or that our remediation efforts will be successful. While we generally perform cybersecurity due diligence on our key third-party service providers, we do not control our service providers and our ability to monitor their cybersecurity practices is limited. We face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our IT systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. Cyberattacks are expected to evolve and accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including artificial intelligence—that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our systems, confidential information or business. Additionally, geopolitical tensions and events such as the wars in Ukraine and Israel may increase the risk of cyberattacks. Any failure to prevent or mitigate security breaches and incidents and unauthorized access to or disclosure or other processing of data, including personal information, content, or payment information from our customers, could result in the loss, destruction, unavailability, modification, disclosure, or other unauthorized use or other processing of such data. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and confidential information. Furthermore, given the nature of complex systems, software and services like ours, and the scanning tools that we deploy across our networks and products, we regularly identify and track security vulnerabilities. We are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor. We may incur significant costs in connection with remediation efforts and other actions in connection with actual or suspected compromises, breaches, or incidents, including the costs of notifying applicable regulators and affected users, offering credit monitoring services, or upgrading or replacing our cybersecurity systems, frameworks, and protocols. We may also incur negative publicity or significant legal and financial exposure, including regulatory investigations and other proceedings, private claims, demands, litigation, and other proceedings, higher transaction fees, and damages, fines, penalties, and other liabilities as a result of any actual or perceived cyberattack, compromise or breach of, or incident impacting, our systems or cybersecurity, or the systems and cybersecurity of our third-party providers. Any of the foregoing could adversely affect our business, financial condition, and results of operations.
Although we may have contractual protections with our third-party service providers that process personal information or other confidential information on our behalf, these provisions may not be sufficient to adequately protect us from any liabilities and losses relating to any cyberattack, compromise, or other security breach or incident these service providers may suffer, and we may be unable to enforce any such contractual protections. Further, with respect to any security breach suffered by a third-party service provider, we may not receive timely notice of or sufficient information about the breach or be able to exert any meaningful control or influence over how and when the breach is addressed.
While our insurance policies include liability coverage for certain of these matters, subject to retention amounts that could be substantial, if we experience a significant security breach or incident, we could be subject to liability or other damages that exceed our insurance coverage, and we cannot be certain that such insurance policies will continue to be available to us on economically reasonable and acceptable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, financial condition, and results of operations.
We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage, interrupt, or otherwise disrupt the third-party resources or services we use. Any prolonged service degradation or disruption affecting our platform could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise adversely affect our business, financial condition, and results of operations.
Our platform is accessed by many customers and prospective customers, often at the same time. As our customer base and range of product offerings continue to expand, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services. Any service disruption affecting our platform could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise adversely affect our business, financial condition, and results of operations.
Additionally, the technology and other controls and processes we have created to help us identify misrepresented information in our loan production operations were designed to obtain reasonable, not absolute, assurance that such information is identified and addressed appropriately. Accordingly, such controls may not have detected, and may fail in the future to detect, all misrepresented information in our operations.
If our operations are disrupted or otherwise negatively affected by a technology disruption or failure, this could result in customer dissatisfaction and damage to our reputation and brand, and adversely affect our business, financial condition, and results of operations. We do not carry business interruption insurance sufficient to compensate us for all losses that may result from interruptions in our service as a result of systems disruptions, failures, or similar events.
The collection, processing, use, storage, sharing, disclosure, and transmission of personal information could give rise to liabilities as a result of federal, state and international laws and regulations, as well as our failure to adhere to the privacy and data security practices that we articulate to our customers.
We collect, store, use, share, disclose, transmit, and otherwise process a large volume of personal and other non-public data, including from and about current, past, and prospective customers, as well as our employees and business contacts. We also depend on a number of third-party vendors in relation to the operation of our business, a number of which process such personal information and other non-public data on our behalf. There are federal, state, and foreign laws, rules and regulations regarding privacy, data security and the collection, use, storage, protection, sharing, disclosure, transmission, and other processing of personal information and non-public data, many of which currently and may in the future apply to our business. These requirements, and their application, interpretation and amendment are constantly evolving. It is also possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of information and business operations, which could ultimately hinder our ability to grow our business by extracting value from our data assets. Additionally, many states continue to enact legislation on matters of data privacy, information security, cybersecurity, security breaches, and security breach notification requirements.

For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (as amended, the “CCPA”), grants comprehensive rights to consumers with respect to data privacy in California. The CCPA, among other things, entitles California residents to several rights, including the right to know how their personal information is being collected, used, disclosed, sold or shared, to access or request the deletion or correction of their personal information, to opt out of the sharing or sale of their personal information, and to limit the use of their sensitive personal information. The CCPA also established the California Privacy Protection Agency to oversee and enforce these requirements. Most of the personal information collected, processed, and disclosed by us is subject to the Gramm-Leach-Bliley Act (the “GLBA”) (and certain state analogs in California, Vermont, and North Dakota) and thus is exempt from the CCPA, except for consumers’ private right of action in the event of a data breach. However, personal information that falls outside the purview of the GLBA, such as business-to-business data, employee information, and web analytics, is subject to the CCPA and its regulations.
The CCPA has prompted several proposals for new federal and state-level privacy legislation. Numerous states have enacted privacy laws similar to but distinct from the CCPA that have gone or are going into effect, which creates a patchwork of overlapping but different state laws. For example, Virginia, Colorado, Utah, and Connecticut each passed laws similar to but different from the CCPA that took effect in 2023; Florida, Montana, Oregon, and Texas enacted similar laws that went into effect in 2024; Tennessee, Delaware, New Jersey, Iowa, Maryland, Minnesota, Nebraska and New Hampshire have enacted similar laws that have gone or are anticipated to go into effect in 2025; and Indiana, Kentucky, and Rhode Island have enacted similar laws that are anticipated to go into effect in 2026. In addition, all 50 states have laws that require the provision of notification for security breaches of personal information to affected individuals, state officers or others. We cannot predict the full impact of the CCPA and other evolving legislation relating to privacy or cybersecurity on our business, financial condition, and results of operations, but such impact is potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.
Moreover, we are subject to certain U.S. State laws regarding the processing of biometric identifiers, including the Illinois Biometric Information Privacy Act (“BIPA”), which applies to the collection and use of “biometric identifiers” and “biometric information” which include finger and face prints. A business required to comply with BIPA is not permitted to sell, lease, trade or otherwise profit from biometric identifiers or biometric information it collects, and is also under obligations to have a written policy with respect to the retention and destruction of all biometric identifiers and biometric information; ensure that it informs the subject of the collection and the purpose of the collection and obtains consent for such collection; and obtain consent for any disclosure of biometric identifiers or biometric information. Individuals are afforded a private right of action under BIPA and may recover statutory damages and reasonable attorneys’ fees and costs. Several class action lawsuits have been brought under BIPA, as the statute is broad and still being interpreted by the courts.
In the United States, at the federal level, we are subject to various rules and regulations with respect to privacy, data protection and cybersecurity, including the GLBA, the FCRA (as defined below), the GLBA Safeguards Rule, and those promulgated under the authority of the Federal Trade Commission (the “FTC”), which regulates unfair or deceptive acts or practices, and the CFPB, which enforces federal consumer financial laws. The GLBA, together with related regulations issued by the CFPB, restrict the collection, storage, use, disclosure, and other processing of certain personal information by financial services providers. Such regulations also require lenders and other financial institutions to provide notice to individuals of privacy practices and provide individuals with certain rights to prevent the use and disclosure of certain non-public or otherwise legally protected information. Among other obligations, the FCRA, along with its implementing regulations, limit the use and disclosure of consumer report information, which is broadly defined. CFPB guidance also imposes requirements for the safeguarding and proper destruction of personal information through the issuance of data security expectations. Pursuant to its rulemaking authority under the GLBA, in 2023, the FTC updated its Standards for Safeguarding Customer Information, setting new, minimum standards for certain financial institutions’

information security programs. These rules impose prescriptive requirements on lenders and other financial institutions relating to such programs, including in relation to accountability and oversight, performing risk assessments, encryption standards, and access controls. Additionally, in October 2024, the CFPB finalized a new rule relating to the use and storage of data by lenders and other financial service providers, including regarding data portability, which became effective in January 2025, but which may be subject to reconsideration by the CFPB under the current administration. The U.S. Congress also has considered, and may in the future consider, various proposals for privacy, data protection, and cybersecurity legislation. Additionally, in July 2023, the SEC adopted new cybersecurity disclosure rules for public companies that require the disclosure of certain information about cybersecurity risk management (including the corporate board’s role in overseeing cybersecurity risks, management’s role and expertise in assessing and managing cybersecurity risks, and processes for assessing, identifying and managing cybersecurity risks) in annual reports. These cybersecurity disclosure rules also require the disclosure of material cybersecurity incidents in a Current Report on Form 8-K, generally within four days of determining an incident is material. We will be subject to such annual report disclosure requirements starting with our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and we will be subject to such Form 8-K after the consummation of this offering.
Additionally, we are considered a “user” of consumer reports provided by consumer reporting agencies (“CRAs”) under the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act (as amended, the “FCRA”). The FCRA regulates the use and sharing of consumer information collected by CRAs that bear on a consumer's credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics, or mode of living which is used or expected to be used or collected in whole or in part for the purpose of serving as a factor in establishing the consumer's eligibility for certain benefits (e.g., credit, employment, etc.), and imposes specific obligations on CRAs, “furnishers” of information to CRAs, and “users” of consumer reports. Such obligations may include restricting the sharing of information contained in a consumer report, providing consumers with an adverse action notice when such reports (or information therein) are used to make an adverse decision or take an adverse action against a consumer, and, in the context of completing employee background checks, providing a notice containing certain disclosures to the consumer and obtaining their consent. As a “user,” we must have a permissible purpose to access a consumer report, such as for credit evaluation or employment background checks. The FCRA also grants consumers specific rights, including the right to know what is in their file, request a credit score (linked to certain types of consumer reports), dispute incomplete or inaccurate information, limit prescreened offers of credit and insurance, place a fraud alert, and obtain a security freeze. Noncompliance with the FCRA can lead to civil and criminal penalties, and the FCRA permits consumers to bring a private right of action for certain violations of the FCRA.
Laws, regulations, and standards covering marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet may be or become applicable to our business, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Telephone Consumer Protection Act (the “TCPA”), the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), and similar state consumer protection and communication privacy laws, such as California’s Invasion of Privacy Act.
We send short message service, or SMS, text messages to customers. The actual or perceived improper sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws such as the TCPA, which imposes significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. Federal or state regulatory authorities or private litigants may claim that the notices and disclosures we provide, form of consents we obtain, or our SMS texting practices are not adequate or violate applicable law. This may in the future result in civil claims against us, which could be costly to litigate, whether or not they have merit, and could expose us to substantial statutory damages, costly settlements, or reputational risk.

We also send marketing messages via email and are subject to the CAN-SPAM Act. The CAN-SPAM Act imposes certain obligations regarding the content of emails and providing opt-outs (with the corresponding requirement to honor such opt-outs promptly). While we strive to ensure that all of our marketing communications comply with the requirements set forth in the CAN-SPAM Act, any violations could result in the FTC and/or state regulators/attorneys general seeking civil penalties against us.
Outside of the United States, certain foreign jurisdictions, including the European Union, have adopted onerous laws and regulations relating to data protection and cybersecurity, including the General Data Protection Regulation (”GDPR”), which may apply to our collection, use, transfer and other processing of personal information and impose significant security related obligations. The GDPR is wide-ranging in scope and imposes numerous obligations on companies that process personal data regarding individuals who are located in the European Economic Area (“EEA”) or conduct certain other processing activities connected to the EEA, including requiring that data controllers and processors maintain a record of their data processing and policies and requiring that certain measures (including contractual requirements) are put in place when engaging third-party processors. The GDPR also grants certain individuals various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction, and objection. In addition, following the withdrawal of the United Kingdom from the European Union, the U.K. Data Protection Act 2018 (“UK GDPR”) applies to the processing of personal data that takes place in the United Kingdom and includes broadly parallel obligations to those set forth in the GDPR. Any violation of data or security laws, including the GDPR and UK GDPR, or other legal obligations could have an adverse effect on our business and result in substantial fines and penalties. Actual or perceived contraventions may also lead to civil claims including representative actions and other class action type litigation, potentially amounting to significant compensation or damages liabilities, as well as associated costs and reputational harm.
We may also be subject to complex and evolving requirements with respect to cross-border transfers of personal data out of foreign jurisdictions. The GDPR and UK GDPR place restrictions on the transfer of personal data from the European Union and the United Kingdom, as applicable, to certain third countries (including the United States), and the mechanisms to comply with such obligations are also in considerable flux and may lead to greater operational burdens, costs and compliance risks. Certain legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States, which will affect us if we begin to transfer personal data from the EEA to other jurisdictions. In July 2023, the European Commission adopted an adequacy decision in relation to the new EU-U.S. Data Privacy Framework (“EU-U.S. DPF”), rendering the EU-U.S. DPF effective as a GDPR transfer mechanism for personal data transferred from the EEA to the United States by participating United States entities. However, the EU-U.S. DPF adequacy decisions do not foreclose future legal challenges and the ongoing legal uncertainty with respect to international data transfers may increase our costs and our ability to efficiently process personal data from the EEA. Other data transfer mechanisms such as the standard contractual clauses approved by the European Commission have faced challenges in European courts, may require additional risk analysis and supplemental measures to be used, and may be challenged, suspended or invalidated. Additionally, in October 2023, a UK-U.S. Data Bridge came into force to facilitate transfers of personal data from the United Kingdom to the United States; however, this too may in the future be challenged, suspended or invalidated. Loss of our ability to lawfully transfer personal data out of the EEA and United Kingdom to the United States or any other jurisdictions may require us to increase our data processing capabilities in the EEA and/or United Kingdom at significant expense. If we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we perform our operations or provide our services, the geographical location or segregation of our relevant systems and operations and adversely affect our financial results. These international laws, rules and regulations may apply not only to us, but also to our partners, vendors or other third-party service providers that store or otherwise process personal data on our behalf, such as information technology vendors, and any of the foregoing limitations could impact our ability to work with such partners, vendors or other third-party service providers in certain jurisdictions. The regulatory framework for privacy and data protection, both in the United States and worldwide, is rapidly evolving and, as a result, implementation standards and enforcement practices are likely to continue to evolve for the foreseeable future. We anticipate additional states and foreign jurisdictions continuing to propose, and in certain cases, to enact, laws relating to privacy, information security, and cybersecurity. The U.S. federal government also has proposed federal privacy legislation. Such proposed legislation or U.S. federal privacy legislation, if enacted, may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.
Additionally, we may be bound by contractual requirements applicable to our collection, use, storage, sharing, disclosure, transmission, and other processing of various types of data, including personal information, and may be bound or asserted to be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters. Furthermore, we make and have made statements, including in our online privacy policy and website, regarding our privacy, information security, and data security practices, which must accurately describe our privacy and cybersecurity practices and procedures.
Any failure or perceived failure by us or any third parties we engage or do business with to comply with laws, rules, regulations, industry standards, contractual requirements, our public or other statements, or other actual or asserted obligations to which we or such third parties are or may become subject, relating to privacy, information security and cybersecurity, may result in significant liability, adverse publicity, inability to process data and investigations, proceedings and other legal actions against us by governmental entities, and private claims, demands, and litigation. Any such action or other matter could be expensive to defend, may require the expenditure of substantial legal and other costs and substantial time and resources, may result in fines, penalties, or other liabilities, and likely would damage our reputation and adversely affect our business, financial condition, and results of operations. If either we, or the third-party service providers with which we share customer data or that otherwise process personal information on our behalf, are unable to address privacy concerns, even if unfounded, or to comply with applicable laws and regulations, such conditions could result in additional costs and liability, harm our reputation, and adversely affect our business, financial condition, and results of operations.
Further, in view of new or modified laws or regulations, as well as industry standards, contractual obligations or other obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our services, and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new features could be limited. Privacy and cybersecurity concerns, whether valid or invalid, may inhibit the use and growth of our platform.
Any significant system interruption or delays could result in a potential loss of customers and adversely affect us and our ability to provide services, which could adversely affect our business, financial condition, and results of operations.
We rely on affiliate and third-party computer systems, broadband, and other communications systems and service providers in connection with the provision of services generally. In addition, we also rely on third-party service providers, including credit bureaus, to obtain the data used by our platform to verify the creditworthiness of potential customers. Any failures, interruptions, outages, or delays in our or our affiliates’ systems and infrastructures, or the systems and infrastructures of the third-party service providers we use, or deterioration in the performance of these systems and infrastructures, including as a result of inadequate or failed technology or processes, unplanned or unsuccessful updates to technology, sudden increases in transaction volume, human errors, fraud or other misconduct, energy or similar infrastructure outages, disruptions in communications networks or systems, natural disasters, catastrophic events, pandemics, acts of terrorism, political or social unrest, external or internal security breaches, acts of vandalism, cyberattacks such as computer viruses and malware, misplaced or lost data or breakdowns in business continuity plans, could impair our ability to provide services and process transactions. We may in the future experience system interruptions caused by outages or other deterioration in service that make some or all systems or data unavailable or prevent us from efficiently providing services.
We outsource our cloud infrastructure to GCP, which hosts our products and software, and therefore are vulnerable to service interruptions at GCP, which could impact the ability of customers to access our services at any time, without interruption or degradation of performance. We do not have control over the operations of the facilities of GCP that we use. GCP may terminate its service agreements with us at its convenience at any time. In the event that the GCP service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access or lose access to our facilities and services, as well as delays and additional expense in arranging new facilities and services. Further, to the extent that the systems or infrastructure of third-party service providers are involved, we may have little or no knowledge, control or influence over how and when failures or delays are addressed, if at all. We may also incur significant costs for using an alternative cloud infrastructure provider or taking other actions in preparation for, or in reaction to, events that damage the GCP services it uses. We primarily rely on GCP for cloud infrastructure, and any disruption of or interference with our use of GCP could adversely affect our business, financial condition, and results of operations. Additionally, if we fail to comply with our obligations under the GCP service agreements or other agreements with our third-party service providers or if we are unable to renew such agreements on reasonable terms (or at all), our operations could be disrupted, which could adversely affect our business, financial condition, and results of operations. Any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business, financial condition, and results of operations.
If our technology suffers from errors or attacks, our business operations could be negatively affected, which may have an adverse effect on our business, financial condition, and results of operations.
We rely on software that is highly complex; and it may contain undetected errors or vulnerabilities and may not function properly. The software underlying the services offered by our platform may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been used in a production environment to deliver products and services. This technology may malfunction because of internal problems, cyberattacks or security breaches or incidents, or our inability to successfully develop the technology. Any real or perceived errors, failures, bugs, or other vulnerabilities discovered in the relevant computer code could adversely affect our business, financial condition, and results of operations.
Any significant system interruption or delays could result in a potential loss of customers and adversely impact our ability to provide our products and services to customers. We rely on affiliate and third-party computer systems, broadband, and other communications systems and service providers in connection with the provision of services generally. Any interruptions, outages, or delays in any of these systems and infrastructure and third-party systems that we use, or deterioration in the performance of these systems and infrastructure, could impair our ability to provide services and process transactions. We may in the future experience system interruptions caused by outages that make some or all systems or data unavailable or prevent us from efficiently providing services. Any of these events could adversely affect our business, financial condition, and results of operations.
Our use of blockchain technology, artificial intelligence, machine learning and other similar tools could adversely affect our products and services, harm our reputation, or cause us to incur liability resulting from harm to individuals or violation of laws and regulations or contracts to which we are a party.
We use blockchain technology, machine learning, and artificial intelligence throughout our business. For example, we use machine learning to help us with data analysis, marketing, and customer support. The use of such tools may enhance legal, operational, regulatory, technological, and related contractual risks as the technologies underlying such tools and their use cases are subject to a variety of laws and regulations, and in recent years, use of these technologies has come under increased regulatory scrutiny. These include intellectual property, privacy, data protection and cybersecurity, consumer protection, competition and equal opportunity laws, with significant uncertainty regarding many of these laws’ and regulations’ interpretation and enforcement. For example, our use of machine learning and artificial intelligence in decision-making processes, such as credit assessments, could pose risks of non-compliance with fair lending laws at both the federal and state levels. At the federal level, this includes the Equal Credit Opportunity Act (the “ECOA”) and the Fair Housing Act, which prohibit creditors and other persons from engaging in lending practices that discriminate against individuals based on certain prohibited bases. Additionally, there is an increasing movement toward states regulating artificial intelligence, which may create a patchwork of potentially conflicting compliance obligations that can be difficult to manage for companies that operate on a nationwide basis. Any failure to comply with laws such as these could result in significant legal and financial consequences.
As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies, and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability. In particular, if we do not have sufficient rights to use the data or intellectual property on which our blockchain technology, machine learning, and artificial intelligence tools rely, or if such technologies are trained or reliant on inaccurate, incomplete, biased or otherwise poor quality data, we may incur liability through the violation of applicable laws or third-party privacy, intellectual property or other rights or the breach of contracts to which we are a party, or the performance of our products and services could suffer. Additionally, our reliance on machine learning and artificial intelligence tools could pose ethical concerns, which could have negative implications for our organization and could harm our reputation. Moreover, any content created by us using generative artificial intelligence tools, including software, may not be subject to copyright protection, which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. We also may voluntarily comply with, or have it asserted that we must comply with, industry standards, codes of conduct, or other actual or asserted obligations relating to these tools and their use cases. Any failure or perceived failure by us to comply with laws, rules, regulations, industry standards, contractual requirements, or other actual or asserted obligations to which we are or may become subject, may result in significant liability, adverse publicity, inability to process data, investigations, proceedings and other legal actions against us by governmental entities, and private claims, demands, and litigation. Any such action or other matter could be expensive to defend, may require the expenditure of substantial legal and other costs and substantial time and resources, may result in fines, penalties, or other liabilities, and could damage our reputation and adversely affect our business, financial condition, and results of operations.
As the regulatory framework for blockchain technology, machine learning technology, artificial intelligence and online platforms evolves, our business, financial condition, and results of operations may be adversely affected. The regulatory framework for blockchain technology, machine learning technology, artificial intelligence, and automated decision-making is evolving, including with respect to the financial services sector. It is possible that new laws and regulations will be adopted in the United States or applicable non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our platform and the way in which we use blockchain technology, artificial intelligence, and machine learning technology. For example, the European Union has passed laws and regulations regulating digital services such as certain online platforms and marketplaces, and similarly, the European Union’s Artificial Intelligence Act, which establishes broad obligations for the development and use of AI-based technologies made available in the European Union based on their potential risks and level of impact, came into force on August 1, 2024. In addition, in the United States, the Trump administration rescinded an executive order relating to the safe and secure development of AI technologies that was previously implemented by the Biden administration. The Trump administration then issued a new executive order that, among other things, requires certain agencies to develop and submit to the president action plans to “sustain and enhance America’s global AI dominance,” and to specifically review and, if possible, rescind rulemaking taken pursuant to the rescinded Biden executive order. Thus, the Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to AI technologies, or may implement new executive orders and/or other rule-making relating to AI technologies in the future. Any such changes at the federal level, together with state-level laws regulating AI technologies that entered into force or are expected to enter into force in 2025, could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition, and results of operations.
Risks Related to Our Intellectual Property
Our business, financial condition, and results of operations could be adversely affected if we fail to adequately maintain, protect and enforce our intellectual property and proprietary rights or face allegations that our product offerings or conduct infringes on the intellectual property rights of third parties.
Trademarks, trade secrets, and other intellectual property and proprietary rights are important to our success and our competitive position. We rely on, or may rely on in the future, a combination of trademark, trade secret, patent, and other intellectual property laws, as well as confidentiality procedures and contractual provisions, to establish and protect our intellectual property and proprietary rights. Such means may afford only limited protection of our intellectual property and may not prevent our competitors or other third parties from independently developing products, services, and technology similar to or duplicative of our products and services. These measures may also not prevent misappropriation, infringement, reverse engineering or other violation of intellectual property or proprietary rights owned or licensed by us, particularly in foreign countries where laws or enforcement practices may not protect our proprietary rights as fully as in the United States. In addition, current or departing employees may attempt to misappropriate trade secrets or other proprietary or confidential information in a manner that may be difficult to detect, or to prove in a court action undertaken to remedy the misappropriation. Furthermore, confidentiality procedures and contractual provisions can be difficult or costly to enforce and, even if successfully enforced, may not be entirely effective. In addition, we cannot guarantee that we have entered into confidentiality agreements or intellectual property assignment agreements with all employees, partners, independent contractors, consultants, or other third parties that have or may have had access to our trade secrets or other proprietary or confidential information, or developed intellectual property on our behalf. Additionally, such agreements may be breached or adequate remedies may not be available in the event of an unauthorized access, use or disclosure of our trade secrets, other proprietary or confidential information, or other intellectual property.
Our success depends in large part on the strength of our brands. We rely on our trademarks, service marks, domain names, and logos to protect and market our brands, to build and maintain brand loyalty and recognition, and to generate goodwill. In addition to relying on common law protections, we have registered or applied to register many of these trademarks. While we have registered our material trademarks in many of our significant markets, we have not registered all of our trademarks in all of the jurisdictions in which we currently conduct or intend to conduct business. Further, if we seek to register these trademarks, we cannot be sure that our attempts will be successful, and any applications for trademark registration could be challenged or opposed by third parties. In the event that our trademarks are successfully challenged and we fail to register or lose the rights to use those trademarks, our ability to protect such trademarks may be diminished and we could be forced to rebrand our products and services, requiring us to devote resources to advertising and marketing new brands.
In order to protect our intellectual property rights, we may be required to spend significant resources. Monitoring for unauthorized use of our intellectual property rights is difficult and costly. Even in cases where we seek patent protection, there is no assurance that our patent application(s) will be successful, or that any resulting patents will effectively protect every significant feature of our technology. In addition, any patents issued to us may be challenged, invalidated, held unenforceable or circumvented in litigation or other proceedings, including re-examination, inter partes review, post-grant review, covered business method review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions, and such intellectual property rights may be lost or no longer provide us meaningful competitive advantages. Further, we may not be able to timely or successfully apply for a patent or otherwise secure our intellectual property. Any litigation brought to protect and enforce our intellectual property rights could be costly and time consuming, result in the diversion of time and attention of our management team, and may not be successful or could result in the impairment or loss of portions of our intellectual property. Furthermore, attempts to enforce our intellectual property rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates, or narrows the scope of, our rights, in whole or in part. Our failure to secure, maintain, protect, and/or enforce our intellectual property rights could adversely affect our business, financial condition, and results of operations.
Our success and ability to compete also depends in part on our ability to operate without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of third parties. We may, in the future, encounter disputes from time to time concerning intellectual property rights of others, including our competitors, and we may not prevail in these disputes. Third parties may raise claims against us alleging infringement, misappropriation, or other violations of their intellectual property rights, including trademarks, copyrights, patents, or trade secrets. We may not be aware of whether our products or services, or products and services we license from third parties, infringe or will infringe existing or future patents or other intellectual property rights of others. In addition, there can be no assurance that one or more of our competitors who have developed competing technologies or our other competitors will not be granted patents for their technology and allege that we have infringed such patents. Some third-party intellectual property rights may be broad, and it may not be possible for us to conduct our operations in such a way as to avoid all alleged infringements, misappropriations, or other violations of such intellectual property rights. In addition, former employers of our current, former, or future employees or contractors may assert claims that such employees or contractors have improperly disclosed to us or misappropriated the confidential or proprietary information of these former employers. Litigation may be necessary to defend against alleged infringement or misappropriation of proprietary rights, or determine the validity and scope of proprietary rights claimed by others. Such disputes or litigation could be costly, time consuming and could result in the diversion of time and attention of our management team, and the resolution of any such disputes or litigation is difficult to predict.
Future litigation may also involve non-practicing entities or other intellectual property owners who have no relevant product offerings or revenue and against whom our ownership of intellectual property may therefore provide little or no deterrence or protection. An assertion of an intellectual property infringement, misappropriation or other claim against us, regardless of the merit or resolution of such claim, may be costly, result in adverse judgments, result in settlement on unfavorable terms or cause us to spend significant amounts of time and attention of our management team and technical personnel to defend, even if we ultimately prevail, and we may have to pay significant monetary damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property (temporarily or permanently), cease providing certain product offerings or incur significant license, royalty or technology development expense, or suffer harm to our brand, any of which could adversely affect our business, financial condition, and results of operations. In addition, although in some cases a third party may have agreed to indemnify us for such infringement, misappropriation or other violation, such indemnifying party may refuse or be unable to uphold its contractual obligations, or such indemnification may not sufficiently cover the potential claims, which may be significant. In other cases, our insurance may not cover potential claims of this type adequately or at all.
An adverse determination in any intellectual property claim could require us to pay damages (compensatory or punitive) and/or temporarily or permanently stop using our technologies, trademarks, copyrighted works and other material found to be in violation of another party’s rights and could prevent us from licensing our technologies to others unless we enter into royalty or licensing arrangements with the prevailing party or are able to redesign our product offerings and processes to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our product offerings in a way that would avoid any such limitation. In addition, such claims, or resulting damages or injunctions, may result in negative publicity about us, which could adversely affect our reputation.
Any successful infringement or other intellectual property claim made against us or our failure to develop non-infringing technology or obtain a license to the rights to the intellectual property of others on commercially reasonable terms could adversely affect our reputation and business, financial condition, and results of operations.
One or more of our competitors, or other third parties, may obtain patents or other protections covering technology competitive with or critical to the operation of our products, services, and technology.
A number of organizations are or may be working to develop systems using technologies that may be competitive with our technology, including blockchain-related technologies. Some or all of these organizations, including organizations that may have technology similar to ours, may have greater technological expertise, experience with blockchain technologies and financial resources than we have, and many of them may have been or may be attempting to patent technologies that may be competitive with or similar to our technology, or attempting to reverse engineer our technology. For example, various applications of blockchain technologies may individually or in combination be the subject of a U.S. or foreign patent application.
We may ultimately compete with other companies or organizations, which could negatively impact our products and technology, including our loan servicing and information management software, and may prevent the further development of our products and technology entirely. For example, if one or more other persons, companies or organizations has or obtains a valid patent covering technology critical to our products or technology, we may be unwilling or unable to license the patent on commercially reasonable terms or at all. As a result, it could become difficult for our products or technology to operate, which could adversely affect our business, financial condition, and results of operations.
Our software contains third-party open source software components, which could subject our proprietary software to general release, restrict our ability to sell our products and subject us to possible litigation, claims or proceedings.
Our software contains software modules licensed to us by third-party authors under “open source” licenses, including in connection with Provenance Blockchain. Open source software, such as Apache Kafka (event store and stream-processing) and Google Protocol Buffers (structured data serialization), is critical to the operation of our system and is foundational to our system’s code base. Some open source licenses contain requirements that users who distribute proprietary software containing or linked to open source software publicly make available all or part of the source code for such proprietary software (or modifications or derivative works it creates of the open source code) under the same open source license, which could include proprietary source code. In such cases, the open source software license may also restrict us from charging fees to licensees for their use of our software. If we combine our proprietary software with such open source software in a certain manner or if the license terms for the open source software that we incorporate change, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of product sales for our business. In addition, failure to comply with our company policies on information technology and intellectual property may create a risk of public disclosure of our confidential, proprietary, or sensitive information, such as source code or business plans, when using certain publicly available or open source software programs that train their models with information provided by users, such as generative artificial intelligence or other software utilizing learning models. In addition to risks related to license requirements, the use of open source software can lead to greater technical and legal risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or contractual protections regarding infringement or controls on the origin of the software or quality of the code, including the existence of security vulnerabilities. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business.
Although we monitor our use of open source software to avoid subjecting our software to conditions we do not intend, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. The terms of many open source licenses have not been interpreted by U.S. courts or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot assure you that our processes for controlling our use of open source software in our products will be effective. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and, if we are found to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer our products, to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, and results of operations.
Regulatory, Tax and Other Legal Risks
We are subject to or facilitate compliance with a variety of federal, state, and local laws, including those related to lending and mortgages, money transmission, consumer protection and loan financings.
We must comply with regulatory regimes or facilitate compliance with regulatory regimes on our own behalf and on behalf of our partners, which are independently subject to federal and/or state oversight by financial services regulators. These regimes include, but are not limited to, those applicable to the marketing of services, consumer credit transactions, mortgage lending, loan servicing and collection activities, money transmission and virtual currency transactions, the purchase and sale of whole loans and other related transactions, and data privacy. It is possible that regulators or governmental authorities could promulgate rulemakings and bring enforcement actions that adversely affect our business and the business of our partners. These regulators and governmental authorities may augment requirements that apply to lending or other transactions facilitated by our platform, or impose new programs and restrictions, or otherwise revise or create new regulatory requirements that apply to us or our partners, impacting our business, financial condition, and results of operations. The evolving regulatory landscape around financial services and financial technology providers, including the use of artificial intelligence in financial services, also presents potential challenges.
At the federal level, there remains considerable uncertainty as to the current status and future plans for regulations and enforcement activities that may apply to us or our partners. In particular, the status of the CFPB, and the areas of focus or priorities of the CFPB under current or future leadership, are uncertain. On February 7, 2025, the Acting Director of the CFPB instructed all CFPB staff to pause new rulemaking, enforcement investigations, public communications, litigation efforts, and other work, unless such activities are expressly approved by the Acting Director or required by law. However, there is no guarantee that the activities of the CFPB, in whole or in part, will remain suspended, for example because several cases have been brought to challenge various aspects of the suspension and the administration has nominated a new Director whose appointment is subject to Senate confirmation. In addition, even if the activities of the CFPB remain suspended or significantly restrained, some or all state and local regulators or other agencies with authority to administer and enforce laws that apply to us may increase or enhance their regulation, supervision, and enforcement activities with respect to us and other providers of financial services.
Certain federal and state laws generally regulate interest rates and other charges on loans, including mortgage loans, and require specific disclosures. In addition, other federal and state laws may apply to the origination, servicing and collection of loans originated on our platform, money transmission and virtual currency transactions, and the purchase and sale of whole loans or asset-backed securitizations. In particular, certain laws, regulations, and rules that may be applicable to us and/or our partners include:
•state lending laws and regulations that require certain parties to hold licenses or other government approvals or make filings regarding the loans we originate or service, or impose requirements related to loan disclosures and terms, fees and interest rates, credit discrimination, credit reporting, servicemember relief, debt collection, repossession, unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, and conduct in connection with data breaches;
•TILA, including the Home Equity and Ownership Protection Act, and Regulation Z promulgated thereunder and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions, require creditors to comply with certain lending practice restrictions, and may limit the ability of a creditor to impose certain loan terms, take certain actions, or change the terms of a HELOC or other loans we make after origination;
•the RESPA and Regulation X promulgated thereunder, which require certain disclosures to be made to the borrower at application and closing, prohibit giving or accepting any fee, kickback, or other thing of value for the referral of real estate settlement services or accepting a portion or split of a settlement fee other than as fair market value for services actually provided, place limitations on affiliated business arrangements, and require mortgage servicers to comply with certain servicing practice obligations, including with respect to escrow account administration and maintenance;
•the Fair Housing Act (the “FHA”), the ECOA and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discouraging or discriminating against credit applicants on a prohibited basis, including race, color, sex, age, religion, national origin, family status, disability, and marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;
•the Home Mortgage Disclosure Act (the “HMDA”) and Regulation C promulgated thereunder, which require financial institutions to maintain, report, and publicly disclose loan-level information about their mortgage lending activity in order to help determine whether financial institutions are serving the housing needs of their communities, assist public officials in distributing public-sector investment so as to attract private investment to areas where it is needed, and assist in the enforcement of fair lending and anti-discrimination laws;
•the Fair Credit Reporting Act (the “FCRA”) and Regulation V promulgated thereunder, which impose certain obligations on users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining consumer reports, marketing using consumer reports, taking adverse action based on consumer report information, addressing risks of identity theft and fraud and protecting the privacy and security of consumer reports and consumer report information;
•the Fair Debt Collection Practices Act (the “FDCPA”), which provides guidelines and limitations on the conduct of certain debt collectors in connection with the collection of consumer debts, including limits on certain communications with third parties, notice and debt validation requirements, and prohibitions on threatening, harassing, or abusive conduct in the course of debt collection, as well as similar state laws that may apply more broadly to both third-party debt collectors and creditors who collect their own debts;
•the Consumer Financial Protection Act, enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which (among other things) created the CFPB and gave it broad rulemaking authority over certain enumerated consumer financial laws and supervisory and enforcement jurisdiction over mortgage originators and servicers, and prohibits any unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service;
•Section 5 of the Federal Trade Commission Act (the “FTC Act”), which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive, or abusive acts or practices in connection with any consumer financial product or service, as well as analogous state laws prohibiting unfair, deceptive, or abusive acts or practices;
•state and federal laws and regulations relating to privacy and cybersecurity, including the GLBA and Regulation P promulgated thereunder, which limit financial institutions’ disclosure of non-public personal information, require certain privacy notices, and mandate safeguarding personal borrower information;
•Secure and Fair Enforcement for Mortgage Licensing Act, which imposes state licensing requirements on mortgage loan originators.
•the federal bankruptcy code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;
•the Servicemembers Civil Relief Act (the “SCRA”), which allows military members to suspend or postpone certain civil obligations, requires creditors to reduce the interest rate to 6.0% on loans incurred before a servicemember entered active duty, and imposes certain obligations and restrictions on the enforcement of loans to servicemembers, including limitations on foreclosure or repossession of property securing certain loans, so that military members can focus on their duties;
•the Military Lending Act (the “MLA”), which provides disclosure requirements, limits the rate of interest and non-interest charges, imposes substantive conduct obligations and prohibitions on certain behavior and contractual terms relating to loans made to covered borrowers, which include both servicemembers and their dependents;
•the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts, including disclosure and authorization requirements in connection with preauthorized (recurring) electronic fund transfers for loan payments;
•the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Telemarketing Sales Rule and analogous state laws, which impose various restrictions on marketing conducted through the use of email, telephone, fax, or text message;
•the Bank Secrecy Act (the “BSA”), as amended by the USA PATRIOT Act, and the regulations promulgated thereunder, relate to compliance with anti-money laundering and counter-terrorist financing laws. They require us, as a money services business, broker-dealer, loan or finance company, and/or other regulated entity, to, among other things, develop, implement and maintain an anti-money laundering program, report suspicious activities and transactions to the Financial Crimes Enforcement Network (the “FinCEN”), comply with certain reporting and recordkeeping requirements, and collect and maintain information about customers. Additionally, state laws and regulations govern money transmission, money services, and virtual currency activity, some of which require certain parties to hold licenses or other government approvals and may otherwise place restrictions or obligations on the operation of our business;
•the regulations promulgated by the Office of Foreign Assets Control (the “OFAC”) under the U.S. Department of the U.S. Treasury related to the administration and enforcement of sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system;
•federal, state, and self-regulatory organization securities rules and laws, including, among others, the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and the Investment Company Act, the rules and regulations adopted under those laws, including those adopted by FINRA, and similar state laws and regulations, which govern how we offer, sell, and transact in our loan financing products;
•other federal, state and local laws and regulations covering areas similar to the laws and regulations discussed above, including many state and local laws and regulations that cover similar areas as the federal laws discussed above; and
•the other laws and regulatory regimes described in the section titled “Business—Government Regulation.”
In addition, various federal, state, and local laws have been enacted to discourage predatory lending practices. The federal Home Ownership and Equity Protection Act amends TILA to prohibit certain provisions in mortgage loans with rates or origination costs exceeding prescribed levels, and requires certain disclosures prior to origination. Some states have enacted similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. Failure to comply with these laws, to the extent applicable to any of the HELOCs, could subject us to monetary penalties and could result in the voiding or rescission of the affected HELOCs.
We may not always have been, and may not always be, in compliance with these and other applicable laws, regulations, and rules. Compliance with these requirements is costly, time consuming and limits our operational flexibility. Additionally, the U.S. Congress, states, regulatory agencies, and local municipalities, could further regulate the consumer financial services industry (and other financial services, including services provided to small businesses) in ways that make it more difficult or costly for us to offer our platform and related services or facilitate the origination of loans for our partners. The laws and regulations applicable to our activities are often subject to changes that could severely limit the operations of our business model. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial institutions or financial services providers could impact the manner in which we conduct our business. The regulatory environment in which financial institutions and financial services providers operate has become increasingly complex, and following the financial crisis that began in 2008, supervisory efforts to apply relevant laws, regulations, and policies have become more intense. Additionally, states are increasingly introducing and, in some cases, passing laws that restrict interest rates and annual percentage rates (the “APR”) on loans similar to those made on our platform. For example, in late 2020, California created a “mini-CFPB,” which could increase its oversight over consumer financial services providers and strengthen the consumer protection authority of state regulators to enforce laws related to debt collection and unfair, deceptive, or abusive acts and practices. Voter referendums on restrictions on interest rates and/or APRs also have been introduced and, in some cases, passed. If such legislation or bills were to be propagated, or state or federal regulators seek to restrict regulated financial institutions such as our partners from engaging in business with us in certain ways, our partners’ ability to originate loans in certain states could be greatly reduced, and as a result, our business, financial condition, and results of operations could be adversely affected.
Where applicable, we seek to comply with state mortgage originator, loan broker, credit service organization, small loan, finance lender, servicing, collection, money transmission, money services, virtual currency, and similar laws and regulations. Nevertheless, if we are found not to comply with applicable laws, we could lose one or more of our licenses or authorizations, become subject to greater scrutiny by state regulatory agencies, face other sanctions or be required to obtain a license, which may adversely affect our ability to continue to facilitate loans, perform our servicing obligations, or make our platform available to customers in particular states, potentially harming our business. Further, failure to comply with the laws and regulatory requirements applicable to our business and operations may, among other things, limit our ability to collect all or part of the principal of or interest on loans originated by us or our partners using our platform that we purchase, and may limit our ability to foreclose on properties securing such loans or otherwise limit our recovery. In addition, non-compliance could subject us to, for example, loan repurchase obligations, rescission rights held either by customers or by investors in securities offerings, litigation (including class action lawsuits, civil and criminal liability, and damages), and investigation, enforcement and other regulatory and legal action and penalties, such as revocation of required licenses, administrative enforcement actions, and regulatory sanctions, all of which could adversely affect our business, financial condition, and results of operations.
We generally represent to our partners that our platform for these purposes, including documents, calculations, and disclosures generated therein, and our partners’ use of the platform, complies with applicable law and regulations, including, but not limited to, TILA, RESPA, and the regulations promulgated thereunder. However, these laws and regulations are subject to interpretation by various regulators and courts and interpretations may change or evolve over time. If a regulator or court determines that some significant aspect of our platform does not comply with applicable law, our partners may cease use of our platform, which would adversely affect our business. For example, if a regulator determines that compensation paid to a wholesale broker that brokers loans to us via our Partner-branded solutions is not reasonably related to the value of the goods or services actually provided by the wholesale broker, as required by RESPA, or if a court determines that a loan sale by a partner to us is not a bona fide secondary market transaction under RESPA, partners may perceive use of our platform as noncompliant with applicable law and discontinue such use, or we could be required to cease offering or change the nature of our Partner-branded offerings. We charge partners an implementation fee, which we may delay charging or which we may waive if the partner originates a minimum number of loans through our platform. If a court or regulator determines that waiving or delaying charging the implementation fee does not represent the fair market value of using the platform, as required by RESPA, we could be required to cease offering or change the nature of our Partner-branded offerings. Further, we could be required to repurchase non-compliant loans or indemnify partners for losses related to regulatory compliance, or be required to pay regulatory fines or be subject to litigation (including damages), investigation, enforcement and other regulatory and legal action and penalties, all of which could adversely affect our business, financial condition, and results of operations.
The SEC oversees the activities of Figure Investment Advisors, LLC (“FIA”), as a registered investment adviser under the Advisers Act, and FCC, as a registered investment company under the Investment Company Act. FCC received an exemptive order from the SEC pursuant to Section 28(c) of the Investment Company Act that allows FCC to custody reserves maintained with respect to the face-amount certificates that FCC issues with one or more banks as defined in Section 2(a)(5) of the Investment Company Act, subject to various conditions, including among others that any such custodian will maintain such reserves in compliance with Section 17(f) of the Investment Company Act and is authorized to cure any default by FCC with respect to the face-amount certificates by liquidating all or a portion of such reserves. In addition, private funds managed by FIA rely on one or more exemptions from registration under the Investment Company Act and are subject to various requirements under such exemptions. Failure to comply with the SEC’s exemptive order or the Investment Company Act could expose FCC, any other fund managed by FIA and/or FIA to various legal and regulatory consequences, including investigations, fines or other regulatory sanctions, any of which could have a material adverse effect on our business and harm our reputation. In particular, non-compliance with the conditions of the SEC’s exemptive order could negate the ability of FCC to continue to rely thereon, rendering FCC to be out of compliance with Section 28(c) of the Investment Company Act, which could materially limit or effectively terminate FCC’s ability to conduct its business operations. Furthermore, non-compliance with the SEC’s exemptive order could result in the SEC bringing an enforcement action against FCC or FIA and/or expose FCC or FIA to claims, proceedings or actions for failure to comply with applicable federal securities laws.

Moreover, each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel or restrict, permissions to carry on particular activities. A failure to comply with the obligations imposed by the Advisers Act could result in investigations, sanctions, restrictions on our activities or the activities of our personnel and in reputational damage. We are involved regularly in trading activities that implicate a broad number of U.S. and foreign securities and tax law regimes, including laws governing trading on inside information, market manipulation and a broad number of technical trading requirements that implicate fundamental market regulation policies. Violation of these laws could result in severe restrictions on our activities and damage to our reputation and as a result, impact our funds and our funds’ investments. There can be no assurance that any form of regulation or market constraints would prevent certain other market actors from engaging in fraud, market manipulation, market abuse or improper influence in the future. In these situations, any such fraud, market manipulation, market abuse or improper influence by such market actors could have a material adverse effect on our funds and their investments. Moreover, there can be no assurance that any redress would be available to, or would be practical for, the funds to pursue with respect to any such fraud, market manipulation, market abuse or improper influence.
Compliance with existing and new regulations subjects us to significant costs, and our failure to comply with applicable laws or regulations, including labor and employment laws, could result in fines, censure, suspensions of personnel or other sanctions, including revocation of the registration of our relevant subsidiaries under applicable regulatory regimes. Most of the regulations to which our businesses are subject are designed primarily to protect investors in our funds and their investments and to ensure the integrity of the financial markets. They are not designed to protect our stockholders. If a sanction is imposed against us, one of our subsidiaries or our personnel by a regulator, even for a small monetary amount, the costs incurred in responding to such matters could be material, and adverse publicity related to the sanction could harm our reputation, which in turn could have a material adverse effect on our businesses in a number of ways and which could make it harder for us to raise new funds and could discourage others from doing business with us.
Our marketing practices involving relationships with third parties may expose us to risks of alleged RESPA violations.
Because our business relies on strategic relationships with third parties, it is particularly important that we comply with RESPA. RESPA prohibits the giving or accepting of any “thing of value” in exchange for referrals of settlement service business related to federally related mortgage loans. Historically, the CFPB has interpreted “thing of value” broadly, including payments, commissions, gifts, and other benefits, though the current administration has issued no RESPA interpretations or guidance to date.
Our marketing practices involving relationships with third parties have the potential to expose us to risks of non-compliance with RESPA and its implementing Regulation X, which could result in significant legal and financial consequences. For example, placing signage or advertising in third parties’ retail locations, or having e-mails sent to third parties’ customers, to promote our HELOC offerings, depending on the circumstances, could generate scrutiny. A regulator or private litigant potentially could assert that these activities involve the third parties referring settlement service business (HELOC business) to us and, if referrals are determined to exist and we are determined to pay any “thing of value” in exchange for such referrals, a RESPA violation could be found. Failure to comply with RESPA could result in substantial penalties, including fines and reputational damage, which could adversely affect our business, financial condition, and results of operations.
Our acceptance of various payment methods exposes us to evolving rules, regulations, and compliance requirements. Non-compliance may adversely affect our business, financial condition and results of operations.
We accept payments using a variety of methods, including debit cards, ACH, wires, PayPal, Apple Pay, Google Pay, Cubix, Plaid Direct Payments, bank transfers, and FAST transfers. Acceptance of these payment options subjects us to rules, regulations, contractual obligations, and compliance requirements, including payment card association operating rules, certification requirements and operations guidelines, data security standards, and rules governing electronic funds transfers. These requirements may change over time or be reinterpreted, making compliance more difficult or costly. Although no system can completely prevent theft, we have security countermeasures in place to reduce the potential for fraud and theft by criminals. If we fail to comply with applicable rules and regulations, we may be subject to fines or higher transaction fees and may lose our ability to accept online payments or other payment card transactions. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.
Our failure to comply with financial services regulatory obligations could damage our reputation, result in regulatory action against us, and adversely affect our business.
The securities industry is heavily regulated. Our subsidiary FIA is registered with the SEC as an investment adviser and is subject to the requirements and regulations of the Advisers Act. FIA in turn manages FCC, which is registered as an investment company under the Investment Company Act. Our subsidiary Figure Securities is registered with the SEC and 53 U.S. states and jurisdictions as a broker-dealer, is a member of FINRA and operates an ATS under the brand “Figure ATS,” which is subject to the requirements and regulations of the Exchange Act and FINRA rules. Our subsidiary Figure Equity Solutions, Inc. is registered with the SEC as a transfer agent and is subject to the requirements and regulations of the Exchange Act. The regulations to which broker-dealers, ATSs, transfer agents, and registered investment advisers are subject are extensive and evolving over time and subject us to periodic examination by such regulators. The level of financial regulation by the SEC, FINRA, and state securities commissions has generally increased in recent years. In light of this, we expect increased compliance costs and to be subject to additional potential liabilities. Failure to comply with the obligations imposed by the Advisers Act, Investment Company Act, Exchange Act, FINRA, or state rules, including recordkeeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, could result in examinations, investigations, sanctions, and reputational damage, and could have a material adverse effect on our business, financial condition, and results of operations. Our ability to comply with all applicable laws and rules is largely dependent on our internal systems to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. Further, each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of the services we provide, including the authority to grant, and in specific circumstances to cancel or restrict, permissions to carry on such activities. The termination or material limitation of any such permit would likely have a material adverse effect on our ability to carry out our business operations. In addition, some of the restrictions and rules applicable to our subsidiaries could adversely affect and limit some of our business plans of other parts of our business.
In addition, many other aspects of our businesses involve financial services that are heavily regulated. Among other entities in our structure, our subsidiary Figure Payments Corporation (which offers a stored value product and facilitates transactions involving digital assets) is a registered money services business at the federal level and licensed money transmitter and virtual currency business in various states and other jurisdictions, our subsidiary Figure Lending LLC (“FL LLC”) is licensed to engage in lending (including mortgages and personal loans), servicing, brokering, debt collection, and other related activities in various states and other jurisdictions, our subsidiary Figure Markets Credit, Inc. (which offers digital asset-backed personal loans and facilitates digital asset trading) is licensed to engage in lending and other related activities in various states and other jurisdictions, and each is subject to significant regulatory and legal requirements in connection therewith. These requirements include, among others, compliance with anti-money laundering laws, consumer protection laws, and data privacy regulations. As such, we expect increased compliance costs and to be subject to additional potential liabilities. Failure to comply with the obligations imposed by the foregoing regulatory regimes, including licensing, recordkeeping, advertising, disclosure, and operating requirements (including interest and fee limitations), could result in examinations, investigations, litigation, enforcement actions, sanctions, and reputational damage, and could have a material adverse effect on our business, financial condition, and results of operations. The legal and regulatory landscape for our products is particularly complex, and our ability to comply with all applicable laws and rules is largely dependent on our internal systems to ensure compliance, as well as our ability to attract and retain qualified compliance personnel with specialized knowledge. Furthermore, evolving regulations and increased scrutiny from regulators may require us to adapt our practices continuously. In addition, some of the restrictions and rules applicable to our subsidiaries could adversely affect and limit some of our business plans of other parts of our business.
If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our businesses as contemplated and could have a material adverse effect on our businesses.
An issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an applicable exception or exemption:
•it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities;
•it is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or
•it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.
We believe that we are engaged primarily in the business of building and operating a technology platform that applies blockchain technology to support vertically-integrated marketplaces across the consumer credit and cryptocurrency and digital asset markets and not primarily in the business of investing, reinvesting or trading in securities. We hold ourselves out as a firm that is building and operating a technology platform that applies blockchain technology to support vertically-integrated marketplaces across the consumer credit and cryptocurrency and digital asset markets and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we are an “orthodox” investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Further, although our managed investment company, FCC, engages in the business of issuing face-amount certificates of the installment type, we do not ourselves engage in such activities or have any such certificates outstanding. However, our subsidiaries could acquire a significant number of investment securities, and we expect to make investments in other investment securities from time to time. We monitor these holdings regularly to confirm our continued compliance with the 40% test described in the third bullet point above. The need to comply with this 40% test may cause us to (i) restrict our business and subsidiaries with respect to the assets in which we can invest and/or the types of securities we may issue, (ii) sell investment securities, including on unfavorable terms, (iii) acquire assets or businesses that could change the nature of our business, or (iv) potentially take other actions that may be viewed as adverse by the holders of our common stock, in order to ensure conformity with exceptions provided by, and rules and regulations promulgated under, the Investment Company Act.
We own, indirectly through wholly-owned subsidiaries, general partner or similar interests (collectively, “general partner interests”) in our funds which entitle us to receive performance fees in the form of incentive allocations. In addition, FIA is entitled to receive management fees pursuant to investment management agreements with our funds. We believe that these general partner interests and investment management agreement receivables are neither securities nor investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% test in Section 3(a)(1)(C) of the Investment Company Act as described in the third bullet point above. In addition, we believe we are not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. If anything were to happen that would cause us to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on capital structure, the ability to transact business with affiliates and the ability to compensate senior employees, could make it impractical for us to continue our businesses as currently conducted, impair the agreements and arrangements between and among us, our affiliates and subsidiaries, our funds and our senior managers, or any combination thereof, and have a material adverse effect on our businesses, financial condition and results of operations. In addition, we may be required to limit the amount of investments that we make as a principal, potentially divest of our investments or otherwise conduct our businesses in a manner that does not subject us to the registration and other requirements of the Investment Company Act.
Our business model and structure give rise to certain conflicts of interest, which if not appropriately addressed, could result in violations of fiduciary duties to our clients.
We have adopted policies, processes and practices reasonably designed to address and manage conflicts of interest relating to the operation of our business, such as our compliance manual and code of ethics that we have adopted pursuant to the Advisers Act, which include our policies and guidelines relating to allocation of investments and expenses. Many of our policies and guidelines are set forth and/or summarized in our Form ADV, which is available to our investors. If we determine in good faith judgment that a matter constitutes an actual conflict of interest, these policies, practices and processes guide us to take such actions as we determine in good faith may be necessary or appropriate to ameliorate the conflict. These procedures may include, by way of example: obtaining written client consent for effecting principal transactions, specific procedures for handling cross transactions among advisory clients, including disclosures required to be made to such clients, and procedures for handling conflicts of interest arising in connection with proxy voting. Furthermore, the Investment Company Act, and the rules thereunder and the interpretations of such provisions, by the SEC and its staff place significant limitations on joint transactions between a registered investment company and certain affiliates of the adviser. FIA and FCC have adopted policies and procedures to address such conflicts of interest.
The digital asset economy is novel. As a result, policymakers are just beginning to consider what a regulatory regime for digital assets would look like and the elements that would serve as the foundation for such a regime. This less developed consideration of digital assets may harm our ability to effectively react to proposed legislation and regulation of digital assets or digital asset platforms adverse to our business.
As digital assets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies, and public advocacy groups have been examining the operations of digital asset networks, users, and platforms, with a focus on how digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold digital assets for users. Many of these entities have called for heightened regulatory oversight and have issued consumer advisories describing the risks posed by digital assets to users and investors. For instance, in September 2022, the White House published a fact sheet described as the first-ever “Comprehensive Framework for Responsible Development of Digital Assets,” which encouraged “agencies to issue guidance and rules to address current and emergent risks in the digital asset ecosystem.”
More recently, in January 2025, President Trump issued an executive order on “Strengthening American Leadership in Digital Financial Technology.” Among other things, this executive order establishes a President’s Working Group on Digital Asset Markets, which is required to propose a federal regulatory framework governing the issuance and operation of digital assets in the United States. In addition, there are various legislative proposals under consideration by the U.S. Congress, including digital asset market structure bills and bills with respect to stablecoin issuance. For example, the Guiding and Establishing National Innovation for U.S. Stablecoins Act (or “GENIUS Act”), which would adopt a federal legislative framework for U.S. dollar backed stablecoins (including to address permissible issuers and reserve requirements), recently passed the Senate and will now be considered by the House of Representatives. We cannot predict whether or in what form such legislative or regulatory proposals will be enacted, nor can we fully assess or predict in advance the ultimate impact of any proposed legislation, implementing regulations, or regulatory actions on our business, financial condition, and results of operations.
Competitors, including traditional financial services industry members, have spent years cultivating professional relationships with relevant policymakers on behalf of their industry so that those policymakers may understand that industry, the current legal landscape affecting that industry, and the specific policy proposals that could be implemented in order to responsibly develop that industry. The lobbyists working for these competitors have similarly spent years developing and working to implement strategies to advance these industries. Members of the digital asset economy have started to engage policymakers directly and with the help of external advisors and lobbyists. However, this work is in a relatively nascent stage. As a result, new laws and regulations may be proposed and adopted in the United States and internationally, or existing laws and regulations may be interpreted in new ways, that harm the digital asset economy or digital asset platforms, which could adversely impact our business.
Our failure to comply with trade compliance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.
Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition, and results of operations. Our interactions with the digital assets and the blockchain may expose us to entities on OFAC’s Specially Designated Nationals and Blocked Persons (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. We also may not be adequately capable of determining the ultimate identity of the persons with whom we transact.
If we do not obtain and maintain the appropriate state licenses, we will not be allowed to produce or service loans or provide other services in some states, which could materially and adversely affect our business, financial condition, results of operations, and prospects.
Our operations are subject to regulation, supervision and licensing under various U.S. federal, state and local statutes, ordinances and regulations. In most states in which we operate, a regulatory agency regulates and enforces laws relating to companies, such as us, engaged in loan origination and servicing, money transmission, virtual currency activities, and other related activities. These rules and regulations, which vary from state-to-state, generally provide for entity-level licensing, including as a mortgage or consumer lender, loan or mortgage broker, loan or mortgage servicer, debt collector or collection agency, third-party default specialist, money transmitter, or virtual currency business, as applicable, as well as licensure for certain individuals involved in the foregoing businesses. They also may include requirements as to the form and content of contracts and other documentation, team member hiring and background checks requirements, restrictions on origination, brokering and collection practices, limitations on fees and charges, disclosure and record-keeping requirements, and requirements related to protection of borrowers’ or customers’ rights. The existing regulations to which we are subject may be challenging and costly to comply with, and future legislation and changes in existing regulation may significantly increase our compliance costs or reduce the amount of fees we may charge. The rapidly evolving legal and regulatory environment for digital assets poses additional challenges, as new legislation and regulations or changes in enforcement priorities could impact our operations and business model. Our failure to obtain and maintain required regulatory licenses and our failure to comply with such licenses and related regulations could materially and adversely affect our business. Changes in law or regulatory or enforcement frameworks could make our business cost-prohibitive in the affected state or states and could materially and adversely affect our business.
We must comply with requirements to report to the state regulators certain changes to our business; for instance, the maintenance of certain state licenses requires the submission of information regarding and the approval of control persons of the licensed entity which, depending on applicable state law, may include, for example, persons with a direct or indirect ownership interest of 10% or more of the outstanding interests or voting power of our company or a particular entity within our structure. A failure to provide timely notice of, and obtain prior approval for, certain business changes (such as changes in control) can raise significant risks in certain states, such as suspension or revocation of licenses in such states, prevention from engaging in the applicable regulated activity covered by such licenses (including, for example, originating and servicing loans) in such states, imposition of administrative fines, penalties, or enforcement actions or civil and/or criminal penalties, and negative impact to our operations and growth prospects. Any of the foregoing consequences could adversely impact our business in such state, be reportable to other regulatory authorities or contract counterparties, and negatively impact our business, relationship, eligibility, or standing with such other regulatory authorities or counterparties. While we endeavor at all times to maintain all licenses and registrations applicable to the activities in which we engage, there is a risk that the state licensing agencies may require advance notifications or approvals for business changes that we cannot provide or satisfy, or that they may interpret the licensing requirements in a manner that differs from the published statutes, regulations, or guidance or our interpretation of such.
If we enter new markets or engage in new business activities, we may be required to comply with new laws, regulations and licensing requirements. As part of licensing requirements, we are typically required to designate individual licensees of record. We cannot ensure that we are, and will always remain, in full compliance with all relevant licensing laws and regulations, including because interpretation of those laws and regulations may change over time, and we may be subject to fines or penalties, including license suspension or revocation, for any non-compliance. If in the future a state agency were to determine that we are required to obtain additional licenses in that state in order to transact business, or if we lose an existing license or are otherwise found to be in violation of a law or regulation, our business operations in that state may be suspended, enjoined, or restricted until we obtain the license or otherwise remedy the compliance issue. Such findings also could subject us to reputational risks.
We hold state licenses that result in substantial costs, including licensing fees and compliance costs, and our business, financial condition, and results of operations would be adversely affected if our licenses were impaired as a result of noncompliance with those requirements.
We currently hold state licenses in connection with our lending and servicing, money transmission, virtual currency, and other related activities. For as long as we engage in such regulated activities, we must comply with certain state licensing requirements, pay applicable licensing fees, and comply with varying compliance obligations that may be applicable in all the states and territories in which we operate, as well as the District of Columbia. Changes in licensing laws may result in increased disclosure requirements, higher fees, or the imposition of other conditions to licensing that we may be unable to meet. In most, if not all, of the states in which we operate, regulatory agencies regulate and enforce laws relating to loan originators, brokers, servicers, collection agencies, money transmitters, virtual currency businesses, and similar financial services activities. We are subject to periodic examinations by state and other regulators in the jurisdictions in which we conduct business, which can result in increased administrative costs, obligations to issue refunds to customers for certain fees collected by us, substantial penalties due to compliance errors, revocations of licenses, or other impairments in our ability to do business. Fines and penalties incurred in one jurisdiction may trigger investigations or other actions by regulators in other jurisdictions.
As a result of the Recombination, we are required to re-apply for our required licenses. While we are in the process of seeking these approvals, we cannot guarantee that we will be able to obtain or maintain all required licenses and permits. If we change or expand our business activities, we may be required to obtain additional licenses before engaging in those activities. If we apply for a new license, a regulator may determine that we were required to do so at an earlier point in time, and as a result, may impose penalties or refuse to issue the license, which could require us to modify or limit our activities in the relevant state. In addition, obtaining the required new license will subject us to additional licensing fees, which may be substantial.
States may also expand or otherwise modify their current laws or regulations, and we may not be able to comply with such updated laws or regulations or maintain all requisite licenses and permits in such states or our costs of compliance with and maintenance of such licenses or permits may materially increase.
In addition, states that currently do not extensively regulate our business may later choose to do so in the future and, if such states so act, we may not be able to obtain or maintain all requisite licenses and permits, which could require us to modify or limit our activities in the relevant state or states.
Failure to satisfy these and other regulatory requirements could result in a default under our warehouse credit facilities, other financial arrangements and/or servicing agreements and, thereby, adversely affect our business, financial condition, and results of operations.
Litigation, regulatory actions, and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses.
Our business is subject to increased risks of litigation and regulatory actions due to several factors and from various sources, including the highly regulated nature of the financial services industry and the focus of state and federal enforcement agencies on this sector. The evolving regulatory landscape, with heightened scrutiny and enforcement, further exacerbates these risks.
From time to time, we are involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies and other self-regulatory organizations, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to significant fines, penalties, obligations to change our business practices and other requirements resulting in increased expenses and diminished earnings, in the event of negative findings arising from these reviews. Our involvement in any such matter also could cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.
In addition, a number of participants in the financial services industry have been the subject of: (i) putative class action lawsuits; (ii) state attorney general actions and other state regulatory actions; (iii) federal regulatory enforcement actions, including, among others, actions relating to alleged unfair, deceptive or abusive acts or practices; (iv) violations of state licensing, money transmission, and lending laws, including, for example, state laws limiting interest rates and fees; (v) actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases; and (vi) allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing mortgage and other consumer loans, money transmission, money services and virtual currency, and other similar financial services. In addition, as a financial services company, errors in performing settlement functions, including clerical, technological, and other errors related to the handling of funds could lead to censures, fines, or other sanctions imposed by applicable regulatory authorities as well as losses and liabilities in related lawsuits and proceedings brought by transaction counterparties and others.
The regulatory environment, increased regulatory compliance efforts, and enhanced regulatory enforcement result in significant operational and compliance costs and may prevent us from providing certain products and services. There can be no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, may have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under federal consumer financial services statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities. Even if certain regulatory requirements are reduced or eliminated, there can be no assurance that the uncertainty created by such changes will not affect how we conduct our business and, in turn, have a material adverse effect on our business.
In addition, from time to time, through our operational and compliance controls, we identify compliance and other issues that require us to make operational changes and, depending on the nature of the issue, may result in financial remediation to impacted customers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of customers impacted, and could generate litigation or regulatory investigations that subject us to additional risk. For additional information, see the section titled “Business—Legal Proceedings.”
Our compliance and risk management policies, procedures and techniques may not be sufficient to identify all of the financial, legal, regulatory, and other risks to which we are exposed, and failure to identify and address such risks could adversely affect our business, financial condition, and results of operations.
We are exposed to a wide range of financial, legal, regulatory, and other risks, and our compliance and risk management policies, procedures, and techniques may be insufficient to identify and address all such risks. For example, the majority of our revenues are generated from the recognition of gain on sale from our HELOC product sold into the secondary market, which involves financial risk. If we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as, through our compliance management system, operational, legal, and regulatory risks related to our business, assets, and liabilities, we could incur substantial losses and our business operations could be materially disrupted. We are also subject to repurchase liabilities for loans sold into the secondary market to the extent the loans are non-compliant, which require us to remediate the loans once repurchased and incur additional costs through remediation. These repurchase liabilities can create more risk on our balance sheet and increase our exposure to losses.
We also are subject to various laws, regulations, and rules that are not industry-specific, including employment laws, health and safety laws, environmental laws and other federal, state, and local laws, regulations, and rules in the jurisdictions in which we operate. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified or identify additional risks to which we may become subject in the future. Development of our business operations may also result in exposure to risks to which we have not previously been exposed or may increase our exposure to certain types of risks, and we may not effectively identify, manage, monitor, and mitigate these risks as our business activities change or increase.

Changes in applicable laws and regulations, as well as changes in government enforcement policies and priorities, could materially increase our operating costs and negatively impact our ability to offer certain products or the terms and conditions upon which they are offered, and ability to compete, which could have a material adverse effect on our business, financial condition, and results of operations.
Financial services regulation is constantly evolving, and changes in laws, regulations, their interpretations and regulator’s enforcement priorities may have a materially adverse impact on our ability to operate as currently planned, and cause us to incur significant expense in order to ensure compliance. Federal and state financial services regulators actively enforce existing laws, regulations, and rules and are increasing their scrutiny of legal and regulatory compliance risk management. This dynamic regulatory environment complicates business planning and may require adjustments to our business model, potentially adversely impacting our business, financial condition, and results of operations.
Legislative proposals impacting financial services companies are frequently introduced in the U.S. Congress and state legislatures. Enactment of such proposals could substantially and unpredictably alter our operating environment. In addition, federal and state regulators have the authority to promulgate or change regulations with comparable effects. We cannot predict whether any such legislative or regulatory proposals will be enacted , nor can we fully assess the ultimate impact of any enacted legislation, implementing regulations, or regulatory actions on our business, financial condition, and results of operations.
In recent periods, there have been a number of enforcement actions within the financial services industry. In addition, the current U.S. administration has enacted, and is expected to continue seeking to enact, changes to numerous areas of law and regulations currently in effect. Any such changes could significantly impact our business. Specific legislative and regulatory proposals discussed during election campaigns and recent public statements that might have a material impact include, without limitation, changes to trade agreements, immigration policy, import and export regulations, tariffs and customs duties, energy regulations, income tax regulations and the federal tax code, public company reporting requirements, and antitrust enforcement. Changes in federal policy are subject to further uncertainty, as changes may be implemented at regulatory agencies over time through policy and personnel changes, which lead to changes involving the level of oversight and focus on the financial services industry or the tax rates paid by corporate entities. The nature, timing and economic effects of potential changes to the current legal and regulatory framework affecting financial institutions under the current presidential administration remain highly uncertain.
New laws, regulations, policy changes, shifts in enforcement priorities, or reassessments of existing practices applicable to our business could adversely impact our profitability, limit our ability to continue existing or pursuit of new business activities, necessitate changes to our business practices, affect retention of key personnel, or expose us to additional costs (including increased compliance costs and/or customer remediation expenses). Adapting to these changes may require us to invest significant resources and devote significant management attention to make any necessary changes, and could adversely affect our business, financial condition, and results of operations.
The CFPB historically has been active in its monitoring of the loan production and servicing sectors. New or revised rules and regulations and more stringent enforcement of existing rules and regulations by the CFPB could result in increased compliance costs, enforcement actions, fines, penalties, and the inherent reputational harm that results from such actions. Additionally, a pause in CFPB rulemaking and enforcement activity also could result in uncertainty regarding the risk of certain business activities and the potential for future liability arising out of such activities, along with the potential for heightened state-level activity.
The CFPB, which commenced operations in July 2011, has broad authority to create and modify regulations under certain enumerated federal consumer financial protection laws and regulations, such as the TILA and Regulation Z, the RESPA and Regulation X, the ECOA and Regulation B, the FCRA and

Regulation V, the Electronic Funds Transfer Act and Regulation E, among other laws and regulations, and to enforce compliance with those laws. The CFPB supervises non-depository mortgage brokers, mortgage originators, and mortgage servicers, as well as banks, thrifts, and credit unions with assets over $10 billion, and it supervises and examines certain of our partners. Further, the CFPB is charged with the examination and supervision of certain participants in the consumer financial services market, including non-depository mortgage originators and servicers, and larger participants in other areas of financial services. The fact that we are subject to the CFPB’s supervisory authority as a non-depository mortgage originator and servicer generally increases the level of regulatory scrutiny over our business practices. The CFPB is also authorized to prohibit unfair, deceptive, or abusive acts or practices through its rulemaking, supervisory and enforcement authority. To assist in its enforcement, the CFPB has maintained an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including our loan products. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus. The CFPB may also request reports concerning our organization, business conduct, markets and activities and conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to our customers.
There has been uncertainty about the future of the CFPB and how its strategies and priorities, including in both its examination and enforcement processes, would impact our business, financial condition, and our results of operations going forward. In recent years, this uncertainty has included the examination and enforcement priorities of the previous director of the CFPB under the Biden administration, which included safeguarding against algorithmic bias. In addition, evolving views regarding the use of alternative variables and machine learning in assessing credit risk, which the CFPB identified previously as a regulatory focus, could result in the CFPB taking actions that result in requirements to alter or cease offering affected financial products and services, making them less attractive and restricting our ability to offer them. The CFPB could also implement rules that restrict our effectiveness in servicing our financial products.
With the current administration, the CFPB’s influence is continuing to evolve, with uncertainty regarding the agency’s role going forward. Current CFPB leadership recently indicated that the agency will not draw additional funds from the Federal Reserve, instructed CFPB employees to cease all enforcement, investigations, supervision, rulemaking, and other activities that are not either expressly approved by the Acting Director or are expressly required by law, and proposed significant workforce reductions. While some executive branch staff and lawmakers have called for the complete elimination of the CFPB, the leadership slated to head the CFPB (subject to Senate confirmation) suggests the possibility of the agency continuing to exist with, perhaps, reduced or modified supervision and enforcement priorities. While there is the potential for a reduction in CFPB enforcement over the term of the current administration, this is not certain, and the laws and regulations the agency is charged with implementing will not be eliminated absent legislative or agency action, and in many cases have long limitations periods, meaning that the risks associated with non-compliance or alleged non-compliance may continue to exist after the current administration’s term has ended.
The current administration also has appointed or is expected to nominate or appoint leadership at other federal agencies such as the FTC, the OCC, and the Federal Deposit Insurance Corporation (“FDIC”). It is possible that these regulators could promulgate rulemakings and bring enforcement actions that adversely affect our business and/or the business of our partners. An actual or perceived reduction in federal oversight has the potential to lead to a more fragmented regulatory environment, with state financial regulators and attorneys general—particularly in “blue” states (e.g., California with its Department of Financial Protection and Innovation), but likely also in at least some “red” states—potentially becoming more strident in response to retrenchment at the federal level. Federal retrenchment also carries the risk of the various states interpreting federal consumer financial protection laws differently, while also enforcing their unique state law regimes (including, in some cases, state laws that deem federal law violations to be state law violations, as well), further complicating the compliance burden for regulated entities. Additionally, the long statutes of limitation contained in some federal laws and regulations mean that past conduct may still be subject to enforcement by governmental agencies or litigation involving private plaintiffs in the future, particularly to the extent existing laws and regulations continue to be in effect, notwithstanding any pauses or reduction in federal enforcement that may occur during the Trump administration. Although we have committed resources to enhancing our compliance programs, future actions by the CFPB or other regulators against us, our partners or our competitors could discourage the use of our services or those of our partners, which could result in reputational harm, a loss of customers, or loan purchasers in our loan funding programs, or discourage the use of our or their services and adversely affect our business, financial condition, and results of operations. If the CFPB changes regulations that were adopted in the past by other regulators and transferred to the CFPB by the Dodd-Frank Act, or modifies through supervision or enforcement past regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs and litigation exposure could increase materially, or we may be unable to offer our products in their current form without significant changes to our underwriting, loan origination, or other practices. This is particularly true with respect to the application of the Equal Credit Opportunity Act and Regulation B to credit risk models that rely upon alternative variables and machine learning, an area of law where regulatory guidance is currently uncertain and still evolving, and for which there are not well-established regulatory norms for establishing compliance.
Our compliance and operational costs and litigation exposure could increase if and when the CFPB or another federal or state agency amends or finalizes any proposed regulations, or if the CFPB or other federal or state regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner that is different or stricter than previous interpretations. Further, if future federal or state regulatory or legislative restrictions or prohibitions are imposed that affect our ability to offer certain of our products or that require us to make significant changes to our business practices, and if we are unable to develop compliant alternatives with acceptable returns, these restrictions or prohibitions could have a material adverse effect on our business. Our business, financial condition, and results of operations could also be affected if the CFPB, or another regulator, were to issue a consent decree or other similar order against us.
Our origination and servicing policies and procedures, as well as other policies and procedures covering certain aspects of our business, are subject to examination by our regulators, and the results of these examinations may require substantial financial resources to remediate or make changes to our business practices.
We are examined by numerous regulatory agencies, including in connection with our activities as a non-depository loan originator and servicer, money transmitter, broker-dealer and ATS, investment adviser, and transfer agent, for compliance with federal, state and local laws, rules, and guidelines. It is possible that any of these regulators will inquire about our practices, policies, or procedures relating to our regulated activities and require us to revise them in the future. The occurrence of one or more of the foregoing events or a determination by any court or regulatory agency that our practices, policies and procedures do not comply with applicable law could lead to downgrades by one or more rating agencies of the bonds issued by our securitization trusts, a transfer of our servicing responsibilities, increased delinquencies on the loans we service, other adverse impacts, or any combination of these events. Such a determination could also require us to modify our servicing standards or our practices, policies, or procedures relating to our regulated activities.
We are also supervised by regulatory agencies under state law. State attorneys general, state licensing regulators, and state and local consumer protection offices have authority to investigate consumer complaints and commence investigations and other formal and informal proceedings regarding our operations and activities. In addition, we are subject to periodic reviews and audits by state financial regulators, various investors, non-agency securitization trustees, repurchase warehouse facility providers, and others. A determination of our failure to comply with applicable law or other relevant requirements could lead to enforcement action, administrative fines and penalties, or other administrative action, which may adversely affect our business, financial condition, and results of operations.

The regulatory regime governing blockchain technologies is uncertain, and new regulations or policies may alter our business practices with respect to blockchain or could adversely impact our business.
The use of blockchain technology, including in the primary and secondary loan markets, is still in relatively early stages of growth. Regulation of blockchain-related activities remains uncertain and will continue to evolve. As blockchain technology has grown in popularity, federal and state agencies are increasingly taking an interest in, and in certain cases regulating or commencing litigation or enforcement actions based on, its use and operation, and our activities with respect to blockchain may be restricted or curtailed.
The laws and regulations to which we are subject, including those pertaining to blockchain-related activities, are rapidly evolving and increasing in scope. There has been guidance, reports, and public statements issued by federal and state financial regulators regarding the legal permissibility of, and supervisory considerations relating to, financial institutions engaging in blockchain-related activities. We continue to monitor these developments closely and seek to ensure that our blockchain-related activities conform with applicable requirements. However, if we are found to not comply with such requirements, we could be subject to administrative enforcement actions, lawsuits, civil and criminal penalties, and other legal and reputational harm, which could adversely affect our business, financial condition, and results of operations.
The characterization of HASH as a security may subject us to operational changes, litigation, and significant liability under applicable securities laws, which could have a material adverse effect on our business, financial condition, and results of operations.
In May 2021, FT launched Provenance Blockchain 2.0 and concurrently created and sold HASH to facilitate the creation of the blockchain. Because we operate our business and use Provenance Blockchain on the basis that HASH is not characterized as a “security” for purposes of U.S. federal or state securities laws, the classification of HASH as a security would have wide-ranging implications for the regulatory obligations that flow from the offer, sale and trading of HASH. A digital asset that is deemed to be a security in the United States may only be offered or sold pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration under the Securities Act, and persons that effect transactions in, that record or match transactions, or provide a trading venue for, digital assets that are securities in the United States may be subject to registration with the SEC as a “broker,” “dealer,” “exchange,” “transfer agent” or “clearing agency,” as applicable.
We utilize Provenance Blockchain as a recordkeeping source, and Provenance Blockchain relies on HASH to function. Participants incur certain “gas” fees in connection with their use of Provenance Blockchain, which are paid in the form of HASH. If HASH were characterized as a security, Provenance Blockchain in its current form would be inoperable or impracticable for our purposes. As a result, the characterization of HASH as a security would likely require us to move our blockchain-related activities to a new blockchain or continue to rely entirely on traditional documentary processes to record asset originations and transfers of ownership, as complying with applicable securities regulations may render the Provenance Blockchain in its current form inoperable or impracticable for the purposes for which we use it. While we currently maintain traditional documentary processes to record asset originations and transfers, the additional recording of such originations and transfers on Provenance Blockchain is expected to present significant operational advantages in the future that we believe will contribute to our growth and improve our results of operations over time. If HASH were to be deemed a security and Provenance Blockchain were to become inoperable or impractical for our purposes, we may be required to move our blockchain-related activities to a new blockchain, which would require additional resources and costs.
As a result of the failure to comply with applicable securities law requirements if HASH were deemed a security, FT could also face regulatory fines, enforcement actions and litigation. FLC, as an affiliate of FT at the time HASH was created and sold, could become a party to such litigation and enforcement actions and may be subject to liability as a successor to FT. FT may also be subject to claims that it violated U.S. federal or state securities laws, including but not limited to Section 5 of the Securities Act, and may be obligated to pay rescissionary payments or damages in connection with such claims (including to holders of HASH). As an entity that was formerly affiliated with the founder and promoter of Provenance Blockchain, FLC could also become subject to claims of aiding and abetting violations of U.S. federal or state securities laws in furtherance of the blockchain-related activities conducted by FT. Any such operational changes, litigation, enforcement actions, or securities law liability could have a material adverse effect on our business, financial condition, and results of operations.
Our use of Provenance Blockchain subjects us to reputational risk that could adversely affect our business, and the failure to maintain blockchain-related activities in our operations could have a significant adverse effect on our growth, the operational and cost efficiencies anticipated from the use of our platform, and the marketability of our platform.
If Provenance Blockchain is associated with any illicit activity, our reputation, as a prominent user of the blockchain, could be adversely affected, which could adversely affect our business, financial condition, and results of operations. Because Provenance Blockchain is a public and permissionless blockchain, users can interact directly with a market-making smart contract or on-chain trading mechanism to exchange one type of asset for another without any centralized intermediary. Due to this lack of centralized control or governing bodies, and considering other factors, including the speed with which transactions can be conducted on a blockchain, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain transactions, the encryption technology that anonymizes these transactions, and the fact that blockchain-based assets have no physical form, blockchain-based assets are potentially susceptible to use in illegal activity such as fraud, money laundering, tax evasion, and other types of cybercrime. Digital asset platforms have been shut down or experienced losses of assets placed on the platform as a result of cybercrime, and any such event is likely to result in the complete loss of assets placed on such a platform. Any negative news or regulatory events associated with Provenance Blockchain could raise questions from our investors and cause reputational harm to us.
If we are unable to use the Provenance Blockchain or if we believe that reputational harm may result from our use of Provenance Blockchain, we may also be required to move our blockchain-related activities to a new blockchain. While Figure Connect, DART, Figure Exchange and YLDS rely on the use of blockchain technology, our LOS does not rely on the use of blockchain technology, and all asset originations and transfers of ownership in our LOS are recorded through traditional documentary processes in accordance with state and local requirements. In addition to such processes, the information associated with the origination of an asset and any subsequent transfers of such asset are recorded with a unique hash value on Provenance Blockchain, which is generated by using a cryptographic algorithm and provides a secure, immutable record of data provenance, as any alteration in the data would result in a different hash, signaling tampering. While we maintain traditional documentation to record asset ownership and transfer, we believe that the additional recording of assets using blockchain technology presents significant operational advantages that will contribute to our growth and the improvement of our results of operations over time. If we experience reputational issues with Provenance Blockchain and are unable to move our blockchain-related activities to a new blockchain, the failure to implement such activities on a new blockchain could have a significant adverse effect on our growth, the operational and cost efficiencies anticipated from the use of our platform, and the marketability of our platform.
Challenges to DART could materially and adversely affect our business, financial condition, and results of operations.
DART, which we developed, is an electronic registry that tracks servicing rights and ownership of loans in the United States. We have used in the past, and currently use, DART as a lien and eNote registry system. As of March 31, 2025, 71 entities have executed agreements to participate in DART as an originator, secured party/financier, loan buyer, servicer, and/or custodian. In March 2024, we began making DART available for use by select partners, and, as of March 31, 2025, there were 11,801 loans that relied on DART as a registry. DART is part of a dual registry for real property records. DART Collateral Manager LLC acts as the trustee for platform-originated loans. DART Portfolio Manager LLC facilitates and documents subsequent transfers. DART monitors all DART Portfolio Manager LLC transactions and automatically updates the DART registry with real-time control changes. All DART records are stored on-chain and security interests reflected on the DART registry are recognized by Figure Connect participants via their assent to uniform DART Participation Rules. Although we have conducted analyses and surveys of applicable state and federal statutory law, case law, regulations, and regulatory guidance to determine that DART, in conjunction with the dual registry process explained above, constitutes a valid and effective lien and electronic note registry, if the use of DART were found not valid or effective, we could be obligated, or choose, to take remedial actions and may be subject to additional costs or losses. If this were to occur, as well as any failures to apply prudent and effective process controls in our use of DART and to comply with legal and other requirements in the foreclosure process, it could pose operational, reputational, and legal risks that could materially and adversely affect our business, financial condition, and results of operations.
Regulatory agencies and consumer advocacy groups have been aggressive in asserting claims that the practices of lenders and loan servicers result in a disparate impact on or unfair treatment of protected classes. We could suffer reputational damage and could be fined or otherwise penalized if our practices are found to have a discriminatory effect or to be unfair.
Anti-discrimination statutes, such as the Fair Housing Act and the Equal Credit Opportunity Act, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion, and national origin. Various U.S. federal regulatory agencies and departments, including the U.S. Department of Justice and the CFPB, have previously taken the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor is not permitted to consider in making credit decisions (i.e., creditor or servicing practices that have a disproportionate negative effect on a protected class of individuals).
These regulatory agencies, as well as consumer advocacy groups and plaintiffs’ attorneys have focused on “disparate impact” claims, and the U.S. Supreme Court confirmed that the “disparate impact” theory applies to cases brought under the Fair Housing Act. Although it is still unclear whether the “disparate impact” theory applies under the Equal Credit Opportunity Act, some regulatory agencies and private plaintiffs may continue to apply it to both the Fair Housing Act and the Equal Credit Opportunity Act in the context of mortgage lending and servicing. To the extent that the “disparate impact” theory continues to apply, we may be faced with significant administrative burdens in attempting to comply and potential liability for failures to comply.
Additionally, in March 2022, the CFPB announced that, in the course of examining companies’ compliance with consumer protection rules, the CFPB will scrutinize discriminatory conduct that violates the federal prohibition against unfair practices, indicating that certain discriminatory practices may trigger liability under the Consumer Financial Protection Act, which prohibits unfair, deceptive and abusive acts and practices, regardless of whether liability is triggered under the Equal Credit Opportunity Act. The CFPB stated that discrimination may meet the standard for “unfairness” regardless of whether it was intentional. Although a federal court subsequently vacated the CFPB’s updates to its examination manual that directed examiners to cite discriminatory conduct as a potential unfair practice, the CFPB appealed this ruling under the previous administration. On April 30, 2025, the CFPB and the plaintiffs in the litigation regarding the CFPB’s updates to its examination manual filed a joint stipulation to dismiss the appeal with the United States Court of Appeals for the Fifth Circuit.
Under the current administration, the CFPB’s and other federal agencies’ influence and emphasis on fair lending matters can be expected to evolve. Nevertheless, to the extent the Equal Credit Opportunity Act and the Fair Housing Act remain law, even if there is reduced rulemaking and enforcement of these laws, we will continue to be subject to their limitations, meaning that the risks associated with non-compliance or alleged non-compliance will continue to exist.

In addition to reputational harm, violations of the Equal Credit Opportunity Act and the Fair Housing Act can result in actual damages, punitive damages, injunctive or equitable relief, attorneys’ fees, and civil money penalties. The CFPB can seek several remedies under the Consumer Financial Protection Act including, but not limited to, rescission or reformation of contracts, refunds of money, restitution, disgorgement, payment of damages, and civil money penalties.
Further, the previous administration was focused on preventing discrimination in the residential home valuation process. For example, in February 2022, the CFPB and seven other federal agencies sent a joint letter to The Appraisal Foundation (“TAF”) emphasizing that discrimination prohibitions under the Fair Housing Act and the Equal Credit Opportunity Act extend to appraisals, and the CFPB released an outline of possible options for future rulemaking to prevent algorithmic bias in automated home valuation models. In March 2022, HUD delivered to President Biden an Interagency Task Force on Property Appraisal and Valuation Equity Action Plan (“PAVE”), which, among other things, describes efforts the task force—which includes 13 federal agencies—plans to take to reduce racial bias in home appraisals. In February 2023, the CFPB, HUD, and other federal regulators submitted a joint letter to TAF urging TAF to further revise its draft Ethics Rule for appraisers to include a detailed statement of federal prohibitions against discrimination under the Fair Housing Act and the Equal Credit Opportunity Act. In March 2023, the U.S. Department of Justice and the CFPB filed a statement of interest in a federal court appraisal bias case, asserting that a lender violates both the Fair Housing Act and the Equal Credit Opportunity Act “if it relies on an appraisal that it knows or should know to be discriminatory.” However, with the current administration, the PAVE task force’s website recently was taken down, apparently in connection with the administration’s efforts to end government Diversity, Equity, and Inclusion (“DEI”) initiatives, which may signal, but does not confirm, the potential for reduced or differing focus on preventing discrimination in the residential home valuation process. However, even if the federal agency emphasis on these issues changes, state regulatory authorities could become more strident in response to the federal-level retrenchment, potentially by implementing new legislation, regulations, or guidance, or initiating enforcement aimed at preventing discrimination in the residential home valuation process. Changes to home valuation rules and expectations could obligate us to modify our valuation-related processes and practices. If we are unable to make the necessary adjustments, our reputation could be harmed, our business could be adversely affected, and we could be subject to liability under various laws, such as the Fair Housing Act, Equal Credit Opportunity Act, the Consumer Financial Protection Act, and similar state laws.
Certain transactions in digital assets may constitute “retail commodity transactions” subject to regulation by the CFTC as futures contracts. If digital asset transactions we facilitate are deemed to be such retail commodity transactions, we would be subject to additional regulatory requirements, licenses and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.
Any transaction in a commodity, including a digital asset commodity, entered into with or offered to retail investors using leverage, margin, or other financing arrangements (a “retail commodity transaction”) is subject to CFTC regulation as a futures contract unless such transaction results in actual delivery within 28 days. For these purposes, a retail investor means a person who is not an “eligible contract participant” for CFTC regulatory purposes. The meaning of “actual delivery” has been the subject of commentary and litigation, and in 2020, the CFTC adopted interpretive guidance addressing the “actual delivery” of a digital asset. In addition to trading in existing digital assets such as Bitcoin or Ether on a leveraged or financed basis, based on recent CFTC enforcement actions, these retail commodity transaction rules may also be implicated by certain digital assets, such as “leverage tokens,” that feature or are designed to offer inherent leveraged exposure to some other digital asset.
We currently and have previously offered leveraged or margined trading in digital assets as part of our Figure Markets business, but such offering is limited to (i) U.S. customers who are “eligible contract participants” and (ii) international customers. However, there is no guarantee that the steps we take to verify U.S. customer “eligible contract participant” status and exclude U.S. retail customers from accessing this offering will be effective. In the event such steps are not effective, or other digital asset transactions that we facilitate or facilitated are deemed retail commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight, and we could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations. The CFTC has previously brought enforcement actions against entities engaged in retail commodity transactions without appropriate registrations, as well as recent enforcement settled orders against developers of decentralized platforms.
Particular digital assets or transactions therein could be deemed “commodity interests” (e.g., futures, options, swaps) or security-based swaps subject to regulation by the CFTC or SEC, respectively. If a digital asset that we facilitate trading in is deemed a commodity interest or a security-based swap, we would be subject to additional regulatory requirements, registrations and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.
As noted above, commodity interests transactions, as such term is defined by CFTC rules and regulations, include futures, options, swaps, and other derivatives on an underlying commodity, are subject to plenary regulation and supervisory oversight by the CFTC, including rules requiring the registration of entities engaged in, and platforms offering, certain exchange and intermediary functions in respect of commodity interest transactions. This CFTC regulatory and supervisory authority extends to commodity interest transactions involving any digital asset commodity, such as digital asset futures contracts and swaps and other transactions that are based on current and future prices of digital assets and indices of digital assets. To the extent that a digital asset in which we facilitate or facilitated trading or transactions in a digital asset which we facilitate or facilitated are deemed to fall within the definition of a commodity interest, including pursuant to subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight and could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations as an exchange (for example, as a designated contract market for trading futures or options on futures, or as a swaps execution facility for trading swaps) or as a registered intermediary (for example, as a futures commission merchant or introducing broker). Such actions could result in injunctions, cease and desist orders, civil monetary penalties, fines, disgorgement, and reputational harm. The CFTC has previously brought enforcement actions against entities engaged in digital asset activities for failure to obtain appropriate exchange, execution facility and intermediary registrations.
Furthermore, the CFTC and the SEC have jointly adopted regulations defining “swaps” and “security-based swaps.” Security-based swaps include swaps based on single securities and narrow-based indices of securities. If a digital asset is deemed to be a security, certain transactions referencing that digital asset could constitute a security-based swap. A digital asset or transaction therein that is based on or references a security or index of securities, whether or not such securities are themselves digital assets, could also constitute a security-based swap. To the extent that a digital asset in which we facilitate or have facilitated trading or transactions in a digital asset which we facilitate or have facilitated are deemed to fall within the definition of a security-based swap, including pursuant to subsequent rulemaking or guidance by the CFTC or SEC, we may be subject to additional regulatory requirements and oversight by the SEC and could be subject to judicial or administrative sanctions if we do not or did not a relevant time possess appropriate registrations as an exchange (for example, as a security-based swaps execution facility) or as a registered intermediary (for example, as a security-based swap dealer or broker-dealer). This could result in injunctions, cease and desist orders, civil monetary penalties, fines, disgorgement, and reputational harm.
The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Act, the listing requirements of                    and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming, or costly, and increase demand on our systems and resources, especially once we are no longer an “emerging growth company,” as defined in the JOBS Act. For additional information, see the section titled “—Risks Related to Ownership of Our Securities —We are an ‘emerging growth company,’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.
Our executive officers have limited experience in dealing with the increasingly complex laws pertaining to public companies, which may increase the amount of their time devoted to these activities and result in less time being devoted to the management and growth of the business. We continue to evaluate whether we have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. We may expand our employee base and hire additional employees to support our operations as a public company, which may in the future cause our operating costs to increase. For additional information, see the section titled “—Regulatory, Tax and Other Legal Risks—If we fail to establish and maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our Class A common stock may decline.”
Being a public company will also make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage, incur substantially higher costs to obtain coverage or only obtain coverage with a significant deductible. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit committee and compensation committee.
In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. Evolving laws, regulations, and standards could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations and standards or our efforts differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business, financial condition, and results of operations could be adversely affected.
We have identified material weaknesses in our internal control over financial reporting. If we fail to remedy these material weaknesses, experience additional material weaknesses in the future or otherwise fail to continue to design, implement and maintain effective internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.
As a result of becoming a public company, we will be required, under the rules and regulations of the SEC regarding compliance with Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our second Annual Report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
To comply with the requirements of being a reporting company under the Exchange Act, including performing the evaluation needed to comply with Section 404, we will need to implement additional internal control over financial reporting, including but not limited to controls over relevant information systems, and hire additional accounting and finance staff. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We have spent and expect to continue to spend significant time and resources designing, evaluating and testing our accounting procedures and internal controls. Prior to this offering, we have never been required to test our internal control over financial reporting within a specified period. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.
As of December 31, 2024, the following material weaknesses existed:
•we did not design or maintain an effective control environment commensurate with our financial reporting requirements; specifically, we did not maintain adequate resources in the accounting and finance functions with requisite knowledge, skills, and experience to accurately apply GAAP; and
•we did not design and maintain effective risk assessment and monitoring; specifically, we did not maintain adequate accounting function personnel to perform appropriate identification of risk points, and to design, implement, and monitor the effectiveness of internal controls addressing the risk points identified.
These material weaknesses contributed to several additional material weaknesses. Specifically, we did not (i) design and maintain controls over technical accounting transactions to achieve adequate and timely analysis, (ii) effectively review manual aspects of recording loan assets to ensure that they were properly reflected on our balance sheet, or (iii) adequately review deliverables from management’s valuation specialists.
We have not identified a material misstatement to our financial statements resulting from the material weaknesses described above. Nevertheless, we recognize that each of the material weaknesses described above could result in misstatements to substantially all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.
We are in the process of implementing a plan to remediate the material weaknesses described above. Our remediation plan includes the hiring of additional accounting and financial reporting personnel and implementing additional policies, procedures and controls, all of which have and will continue to cause us to incur additional costs. When we are satisfied the internal control over financial reporting associated with the material weaknesses has been effectively designed and operated within our Company for a sufficient period of time, we will determine if we have remediated our material weaknesses. We have not been required to provide a management assessment of internal control over financial reporting under the rules and regulations of the SEC regarding compliance with Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”). It is possible that if we had a Section 404(a) assessment, additional material weaknesses may have been identified. Additionally, our registered independent public accounting firm has not been engaged to perform an audit of our internal control over financial reporting.
In the future, it is possible that additional material weaknesses may be identified that we may be unable to remedy before the requisite deadline for those reports. Our ability to comply with the annual internal control over financial reporting requirements will depend on the effectiveness of our financial reporting and relevant information systems and controls across our Company. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our results of operations and cause us to fail to meet our financial reporting obligations or result in material misstatements in our consolidated financial statements, which could adversely affect our business and reduce our stock price.
If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
Changes in tax laws and examinations by tax authorities could have a material adverse effect on our business, financial condition, and results of operations.
We are subject to taxes in the United States under federal, state, and local jurisdictions in which we operate. The governing tax laws and applicable tax rates vary by jurisdiction and are subject to change and interpretation.
We may be subject to examination in the future, by U.S. federal, state and local, and non-U.S. authorities on income, employment, sales, and other tax matters. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority would not have a material adverse effect on our business, financial condition, and results of operations. Various tax authorities may disagree with tax positions we take, and if any such tax authorities were to successfully challenge one or more of our tax positions, the results could materially adversely affect our business, financial condition, and results of operations. Further, the ultimate amount of tax payable in a given financial statement period may be impacted by sudden or unforeseen changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. The determination of our overall provision for income and other taxes is inherently uncertain as it requires significant judgment around complex transactions and calculations. As a result, fluctuations in our ultimate tax obligations may differ materially from amounts recorded in our financial statements and could materially adversely affect our business, financial condition, and results of operations in the periods for which such determination is made.
In the United States, the Trump administration has indicated the intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped, and we are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. In addition, the Trump administration has indicated that the United States may impose retaliatory measures with respect to jurisdictions that have or are likely to put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.
Our ability to use our deferred tax assets to offset future taxable income may be subject to certain limitations, which could adversely affect our result of operations.
As of December 31, 2024, a full valuation allowance has been recorded against our deferred tax assets to reflect the amount of such assets that is not more likely than not to be realized. Our net deferred tax assets are primarily related to net operating loss carryforwards (“NOLs”). We assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. Certain of our deferred tax assets may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.
We may also be limited in the portion of NOLs that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. For the year ended December 31, 2024, we had accumulated NOLs for U.S. federal and state tax purposes of approximately $60 million. Under current law, U.S. federal NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely, but the deductibility of such NOLs is limited to 80.0% of current year taxable income beginning after December 31, 2020. Therefore, a lack or insufficiency of future taxable income would adversely affect our ability to utilize NOLs. In addition, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is generally subject to limitations on its ability to utilize its pre-change NOLs and certain credit and capital loss carryforwards to offset future taxable income. A Section 382 ownership change generally occurs if one or more stockholders or groups of stockholders who own at least 5.0% of our capital stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Future changes in our stock ownership, including changes as a result of this offering and future offerings, as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382 of the Code.
We will continue to assess the realizability of our deferred tax assets in the future. Future adjustments in our valuation allowance may be required, which may have a material impact on our quarterly and annual results of operations.
Tax authorities may successfully assert that we should have collected or in the future should collect sales and use, gross receipts, value added, digital services or similar taxes and may successfully impose additional obligations on us, and any such assessments or obligations could adversely affect our business, financial condition, and results of operations.
The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, digital services tax, business tax, gross receipts tax, and other similar taxes, to businesses such as ours is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business.
We may face various indirect tax audits in various U.S. jurisdictions, and tax authorities may raise questions about or challenge or disagree with our calculation, reporting, or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit taxes and interest, and could impose associated penalties and fees. For example, following the U.S. Supreme Court decision in South Dakota v. Wayfair Inc., certain states have adopted, or begun to enforce, laws that may require the calculation, collection and remittance of taxes on sales in their jurisdictions, even if we do not have a physical presence in such jurisdictions. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, and could harm our business, financial condition, and results of operations. If these liabilities exceed such reserves, our financial condition will be harmed.
As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements, and any such difference may adversely impact our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our business, financial condition, and results of operations.
Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business, financial condition, and results of operations. The Trump administration has stated its intention to impose new or increased tariff rates on goods imported into the United States, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Any changes or potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely and materially affect our business, financial condition, and results of operations.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our business, financial condition, and results of operations could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our business, financial condition, and results of operations could be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to the determination of the prepayment rates, discount rates, default rates, and servicing rates (as applicable) used in determining the fair value adjustments for loans held for sale, held for investment and servicing assets, to the valuation allowance for deferred tax assets, fair value of warrants, and stock-based compensation, including the fair value of the related common stock and employee awards determined by dividend rate, interest rate, market volatility, and expected term of the respective awards, employee-related costs and other inputs for capitalized internal use software and the related useful life for amortization, and whether or not to consolidate a variable interest entity.
Changes in accounting principles generally accepted in the United States may cause financial reporting fluctuations and could adversely affect our results of operations.
Generally accepted accounting principles in the United States are subject to interpretation by the FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant impact on our reported results of operations. Additionally, the adoption of new or revised accounting principles may require that we make significant changes to our systems, processes, and controls, which could negatively affect our results of operations.
Failure to comply with anti-bribery, anti-corruption and other similar laws could subject us to penalties and other adverse consequences.
We are subject to the Foreign Corrupt Practices Act (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201 and other anti-bribery and anti-corruption laws in the United States, and in the future, countries outside of the United States where we may conduct our activities. Anti-corruption and anti-bribery laws prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage.
We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that all of our employees, agents, representatives, business partners or third-party intermediaries will not take actions in violation of applicable law for which we may be ultimately held responsible.
These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.
Any allegations or violations of the FCPA or other applicable anti-bribery and anti-corruption laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, and results of operations. Responding to any investigation or action will likely result in a material diversion of management’s attention and resources and significant defense costs and other professional fees.
Figure is required to comply with laws related to anti-money laundering and counter-terrorist financing.
We are subject to various anti-money laundering and counter-terrorist financing laws, including the BSA in the United States, and similar laws and regulations abroad, which can vary greatly. In the United States, the BSA requires us to, among other things, develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, the BSA requires us to comply with certain customer due diligence requirements as part of our anti-money laundering obligations, including developing risk-based policies, procedures, and internal controls reasonably designed to verify a customer’s identity. Many states and other countries impose similar and, in some cases, more stringent requirements related to anti-money laundering and counter-terrorist financing. Anti-money laundering regulations are constantly evolving and vary from jurisdiction-to-jurisdiction. We strive to continuously monitor our compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements. Any violation of applicable anti-money laundering or counter-terrorist financing laws could result in whistleblower complaints, adverse media coverage, investigations, and severe criminal or civil sanctions, any of which could have a materially adverse effect on our reputation, business, financial performance, and results of operations. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
Risks Related to the Recombination
Federal and state fraudulent transfer laws and Nevada corporate law may permit a court to void the Recombination, which would adversely affect our financial condition and our results of operations.
In connection with the Recombination, we are undertaking several restructuring transactions, which may be subject to challenge under federal and state fraudulent conveyance and transfer laws as well as under Nevada corporate law, even after the Recombination has been completed. Under applicable laws, any transaction, contribution, or distribution contemplated as part of the Recombination could be voided as a fraudulent transfer or conveyance if, among other things, the transferor received less than reasonably equivalent value or fair consideration in return for, and was insolvent or rendered insolvent by reason of, the transfer.

We cannot be certain as to the standards a court would use to determine whether any entity involved in the Recombination was insolvent at the relevant time. In general, however, a court would look at various facts and circumstances related to the entity in question, including evaluation of whether:
•the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair market value of all of its assets;
•the present fair market value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
•it could pay its debts as they become due in the usual course of business.
If a court were to find that any transaction, contribution, or distribution involved in the Recombination was a fraudulent transfer or conveyance, the court could void the transaction, contribution, or distribution. In addition, the distribution could also be voided if a court were to find that it is not a lawful distribution under Nevada corporate law. The resulting complications, costs, and expenses of either finding would materially adversely affect our business, financial condition, and results of operations.
We may experience difficulties in reintegrating the operations of FMH back into our business or we may experience challenges in realizing expected benefits of the Recombination.
On                       , 2025, we recombined with FMH through a series of transactions and FMH became a wholly-owned subsidiary of FTI. The success of the Recombination will depend in part on our ability to realize the anticipated business opportunities from recombining the operations of FMH with our business in an efficient and effective manner. The reintegration process could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies or inconsistencies in standards, controls, IT systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the Recombination, and could harm our financial performance. If we are unable to successfully or timely reintegrate the operations of FMH with our business, we may incur unanticipated liabilities and be unable to realize the revenue growth, synergies and other anticipated benefits resulting from the Recombination, and our business, results of operations and financial condition could be materially and adversely affected.
Furthermore, the reintegration of FMH may divert management’s time and resources from our core business and disrupt our operations. We may incur significant costs in the reintegration of FMH and may not achieve cost synergies and other benefits sufficient to offset the costs of the Recombination. Moreover, even if we were successful in reintegrating FMH, expected synergies or cost savings may not materialize, resulting in lower-than-expected benefits to us from the Recombination. We may spend time and money on projects that do not increase our revenue. All of the above risks could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.
We may be subject to notice and approval requirements that are implicated by the Recombination and with which we may not be able to comply with.
We must comply with requirements to report to, and in some circumstances obtain advance approval from, our regulators for certain changes to our business; for instance, the maintenance of certain state licenses requires the submission of information regarding and the approval of direct or indirect owners, or other control persons, of the licensed entity which, depending on applicable state law, may include, for example, persons with a direct or indirect ownership interest of 10% or more of the outstanding interests or voting power of our company or a particular entity within our structure. Undergoing a qualifying change in control also may, in certain circumstances, require one or more of our licensed entities to re-apply for a license from a state regulator. Moreover, our subsidiary Figure Securities is a member of FINRA and is subject to change in ownership or control regulations as a result. FINRA’s Rule 1017 generally requires that any member of FINRA file a continuing membership application (“CMA”) for approval of any change in ownership that would result in one person or entity directly or indirectly owning or controlling 25% or more of member firm’s equity capital. Such a CMA must be filed at least 30 days prior to effecting a change and the full approval process under Rule 1017 can take six months or more to complete. In the event FINRA requires a CMA in connection with the Recombination, there can be no assurance that FINRA will ultimately approve the CMA. A denial of the CMA could prevent or delay the completion of the Recombination or result in an unwinding of the Recombination or Figure Securities withdrawing its broker-dealer registration.
The Recombination may implicate such requirements, adding another layer of complexity and potential delay to the Recombination, and there is a risk that some of our regulators may require advance notifications or approvals in connection with the Recombination that we cannot provide or satisfy. A failure to provide timely notice of, or obtain prior approval for, certain business changes (such as the Recombination) can raise significant risks in certain jurisdictions, such as suspension or revocation of licenses in such jurisdictions, prevention from engaging in the applicable regulated activity covered by such licenses (including, for example, originating and servicing loans) in such jurisdictions, imposition of administrative fines, penalties, or enforcement actions or civil and/or criminal penalties, and negative impact to our operations and growth prospects. Any of the foregoing consequences could adversely impact our business in such jurisdiction, be reportable to other regulatory authorities or contract counterparties, and negatively impact our business, relationship, eligibility, or standing with such other regulatory authorities or counterparties.
Risks Related to Ownership of Our Securities
The dual-class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our common stock prior to the completion of this offering, which will limit your ability to affect the outcome of key transactions, including a change in control, and it may depress the trading price of our Class A common stock.
Immediately prior to the completion of this offering, we will effect the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange. As a result, our Class B common stock will have ten votes per share and our Class A common stock, which is the stock we are offering by means of this prospectus, will have one vote per share, and shares of our Class A common stock held by Mr. Cagney and his permitted transferees will be exchanged for an equivalent number of shares of our Class B common stock. Immediately following the completion of this offering, Michael Cagney, our co-founder and member of our board of directors, and his permitted transferees, will hold                    shares of Class B common stock representing approximately                    % of the voting power of our outstanding capital stock, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, Mr. Cagney and Ms. Ou will control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all of our assets or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.
This control may also adversely affect the market price of our Class A common stock. For example, certain index providers have in the past imposed restrictions on including companies with multiple-class share structures in certain of their indexes. Because of our dual-class structure, we will likely be excluded from certain of these indexes, where applicable, and we cannot assure you that other stock indexes will not take similar actions. Under these policies, our dual-class capital structure would make us ineligible for inclusion in certain indexes, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indexes would not invest in our stock. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
We do not know whether an active market will develop for our Class A common stock or what the market price of our Class A common stock will be, and, as a result, it may be difficult for you to sell your shares of our Class A common stock.
We intend to apply to list our Class A common stock on                    under the symbol “FIGR.” However, prior to this offering, there has been no prior public trading market for our Class A common stock. We cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares.
The market price of our Class A common stock may be volatile, and you could lose all or part of your investment.
The initial public offering price of our Class A common stock will be determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the trading price of our Class A common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:
•price and volume fluctuations in the overall stock market from time to time;
•volatility in the trading prices and trading volumes of technology stocks;
•a reduction in the availability of HELOC funding and liquidity from loan purchasers on the secondary market and the capital markets;
•volatility in prices of digital assets and volume of transactions conducted on Figure Exchange;
•quarterly fluctuations in demand for the loans we facilitate through our platform;
•changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
•announcements by us or our competitors of new products, features or services;
•actual or perceived security breaches or other security incidents;
•developments or disputes concerning our intellectual property or other proprietary rights;
•announced or completed acquisitions of businesses, services, or technologies by us or our competitors;
•any actual or anticipated changes in the financial projections we may provide to the public or our failure to meet those projections;
•sales of shares of our Class A common stock by us or our stockholders;
•the recruitment or departure of key personnel;
•the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•rumors and market speculation involving us or other companies in our industry;
•changes in prevailing interest rates and other macroeconomic conditions;
•fluctuations in the trading volume of our shares or the size of our public float;
•actual or anticipated changes or fluctuations in our results of operations;
•actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;
•failure of securities analysts to maintain coverage of us, changes in actual or future expectations of investors or securities analysts or our failure to meet these estimates or the expectations of investors;
•litigation involving us, our industry or both;
•governmental or regulatory actions or audits;
•regulatory or legal developments in the United States and other countries;
•general economic conditions and trends;
•announcement or expectation of additional financing efforts;
•expiration of market stand-off or lock-up agreements; and
•changes in accounting standards, policies, guidelines, interpretations, or principles.
The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have an adverse impact on the market price of our Class A common stock.
In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
Our quarterly results are likely to fluctuate and as a result may adversely affect the trading price of our Class A common stock.
Our quarterly results of operations have historically varied from period to period, and we expect that our results of operations will continue to vary significantly in the future, and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, the results for any one quarter are not necessarily an accurate indication of future performance. Our quarterly financial results may fluctuate due to a variety of factors, many of which are outside of our control. Factors that may cause fluctuations in our quarterly financial results include:
•general economic conditions, including economic slowdowns, recessions, interest rate changes, inflation, and the tightening of credit markets;
•our ability to attract and retain partners in a cost-effective manner;
•our cost of borrowing money and access to loan funding sources;
•our ability to attract new partners and loan purchasers of our loan funding programs;
•our ability to maintain relationships with existing partners and loan purchasers of our loan funding programs;

•our ability to maintain or increase loan volumes, and the channels through which the loans, partners and loan funding are sourced;
•our ability to maintain effective relationships with market affiliates or drive volume from other marketing sources from which prospective customers access our website;
•changes in financial services firms’ behavior with respect to blockchain technology;
•our ability to identify and prevent fraudulent activity and the impact of fraud prevention measures;
•changes in the fair value of assets and liabilities on our balance sheet;
•the timing and success of new products and services;
•the effectiveness of our direct marketing and other marketing channels;
•the amount and timing of operating expenses related to maintaining and expanding our business, operations, and infrastructure, including acquiring new and maintaining existing partners and loan purchasers on the secondary market and attracting customers to our platform;
•the number and extent of prepayments of loans facilitated on our platform;
•network outages or actual or perceived security breaches or incidents;
•our involvement in litigation or regulatory enforcement efforts (or the threat thereof) or those that impact our industry generally;
•the length of the onboarding process related to acquisitions of new partners;
•changes in laws and regulations that impact our business;
•our ability to protect, maintain and enforce our intellectual property; and
•changes in the competitive dynamics of our industry, including consolidation among competitors or the development of competitive products by larger, well-funded incumbents.
If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business, or our market, or if they adversely change their recommendations regarding our Class A common stock, the trading price or trading volume of our Class A common stock could decline.
The trading market for our Class A common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If one or more securities analysts initiate research with an unfavorable rating or downgrade our Class A common stock, provide a more favorable recommendation about our competitors, or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which in turn could cause the price and trading volume of our Class A common stock to decline.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section of this prospectus titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition, and results of operations. Pending their use, we may invest our net proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our Class A common stock.
We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have at least $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company.
Among other things, our reliance on the extended transition period means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect to not provide you with certain information, including certain financial information and certain information regarding the compensation of our executive officers, that we would otherwise be required to provide in filings we make with the SEC, which may make it more difficult for investors, and securities analysts to evaluate our company. As a result, investor confidence in our company and the market price of our Class A common stock could be adversely affected. Further, we cannot predict if investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less-active trading market for our Class A common stock and our stock price may be more volatile.

We have elected to take advantage of the “controlled company” exemption to the corporate governance rules for                    -listed companies, which could make our Class A common stock less attractive to some investors or otherwise adversely affect our stock price.
As long as Mr. Cagney continues to control a majority of the voting power of our outstanding voting stock, we will be a controlled company within the meaning of the listing rules of                    . Because we qualify as a “controlled company,” we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. In light of our status as a controlled company, in the future we could elect not to have a majority of our board of directors be independent or not to have a compensation committee or nominating and corporate governance committee. Accordingly, should the interests of our management and Mr. Cagney differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for                    -listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise adversely affect our stock price.
Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress the price of our Class A common stock.
Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could have an adverse effect on our stock price and could impair our ability to raise capital through the sale of additional stock. In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock. Issuing additional shares of our Class A common stock, Class B common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both.
Based on               shares of our Class A common stock outstanding and                shares of our Class B common stock outstanding (after giving effect to the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange) as of            , 2025, we will have              shares of our Class A common stock and                shares of our Class B common stock outstanding after this offering. Of the              shares of Class A common stock outstanding,                are “restricted securities,” as that term is defined under Rule 144 of the Securities Act. The holders of these “restricted securities” are entitled to dispose of their shares pursuant to (i) the applicable holding period, volume, and other restrictions of Rule 144 or (ii) another exemption from registration under the Securities Act. Additional sales of a substantial number of our shares of Class A common stock in the public market, or the perception that sales could occur, could have a material adverse effect on the price of our Class A common stock. We have filed a registration statement under the Securities Act registering           shares of our Class A common stock reserved for issuance under the 2025 Plan and our ESPP. On April 28, 2025, in connection with our conversion from a Delaware corporation to a Nevada corporation, we entered into the Investors’ Rights Agreement (as defined herein), pursuant to which certain holders of our redeemable convertible preferred stock and common stock are entitled to demand the registration of certain or all of our Class A common stock that such persons beneficially own or their convertible preferred stock is convertible into. See the section titled “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement.”
We do not intend to pay cash dividends on our common stock for the foreseeable future.
We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend on obtaining regulatory approvals, if required, our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant.

Our amended and restated bylaws will designate a state or federal court located within the State of Nevada as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.
Our articles of incorporation and bylaws will provide that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, will be the sole and exclusive forum for any actions, suits or proceedings, whether civil, administrative or investigative, including: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of Nevada Revised Statutes (“NRS”) Chapters 78 or 92A or any provision of our articles of incorporation or bylaws; (iv) to interpret, apply, enforce or determine the validity of our articles of incorporation and bylaws; or (v) asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our articles of incorporation and bylaws will further provide that, in the event that the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction over any such action, suit or proceeding, then any other state district court located in the State of Nevada will be the sole and exclusive forum therefor and in the event that no state district court in the State of Nevada has jurisdiction over any such action, suit or proceeding, then a federal court located within the State of Nevada will be the sole and exclusive forum therefor.
Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Any person or entity purchasing or otherwise acquiring, holding, or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Nevada law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders or other employees, which may discourage such lawsuits against us or our current or former directors, officers, stockholders or other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations promulgated thereunder as a result of our exclusive forum provisions.
Although NRS 78.046 permits the articles of incorporation or bylaws of a Nevada corporation to require, to the extent not inconsistent with any applicable jurisdictional requirements and the laws of the United States, that any, all or certain actions must be brought solely or exclusively in a specified court, it is possible that a court of law could rule that this provision is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our amended and restated articles of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such action in other jurisdictions, all of which could harm our business, financial condition, and results of operations.

Nevada law and provisions in our amended and restated articles of incorporation and bylaws might delay, discourage, or prevent a change of control of our company or changes in our management, thereby depressing the market price of our Class A common stock.
Our status as a Nevada corporation and the anti-takeover provisions of the NRS may discourage, delay or prevent a change of control by prohibiting us from engaging in a business combination with an interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated articles of incorporation and bylaws will contain provisions that may make the acquisition of our company more difficult or delay or prevent a change of control or changes in our management. Among other things, these provisions will:
•establish a dual-class common stock structure, with differing voting rights;
•authorize our board of directors to issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;
•from and after such time as Mr. Cagney, our co-founder and member of our board of directors, no longer beneficially owns more than 50% of the voting power of our capital stock, permit only the board of directors to establish the number of directors and fill vacancies on the board;
•from and after such time as Mr. Cagney, our co-founder and member of our board of directors, no longer beneficially owns more than 50% of the voting power of our capital stock, establish that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms;
•provide that our directors may only be removed for cause;
•from and after such time as Mr. Cagney, our co-founder and member of our board of directors, no longer beneficially owns more than 50% of the voting power of our capital stock, permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;
•require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;
•not elect to have cumulative voting in the election of directors;
•from and after such time as Mr. Cagney, our co-founder and member of our board of directors, no longer beneficially owns more than 50% of the voting power of our capital stock, prohibit stockholders from calling a special meeting of stockholders; and
•from and after such time as Mr. Cagney, our co-founder and member of our board of directors, no longer beneficially owns more than 50% of the voting power of our capital stock, require a super-majority vote of stockholders to amend some of the provisions described above.
These provisions, alone or together, could delay, discourage, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests, make it more difficult for stockholders to elect directors of their choosing and cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

A change of control of our company could result in an assignment of our investment advisory agreements and the termination of the investment management agreement in place with FCC.
Under the Advisers Act, each of the investment advisory agreements for the private funds we manage must provide that it may not be assigned without the consent of the particular fund or other client, and each investment advisory agreement in place between FIA and any registered investment companies we manage will automatically terminate upon an assignment thereof by FIA. An assignment occurs for purposes of the Advisers Act if, among other things, the current control parties transfer a controlling stake or a third party otherwise acquires a controlling stake in the investment adviser. For example, if a third party acquired a sufficient number of shares to be able, alone or with others, to control the appointment of directors and other matters submitted to our stockholders for a vote, there could be deemed an indirect change of control of FIA, and thus an assignment (within the meaning of the Advisers Act) of the investment advisory agreements for the private funds we manage and automatic termination of the investment management agreement with FCC. If such an assignment occurs, we cannot be certain that we will be able to obtain the necessary consents from our private funds or enter into a new agreement with our registered funds, which could cause us to lose the management fees and performance fees we earn from such funds.
You may be diluted by the future issuance of additional common stock in connection with our equity incentive plans, acquisitions or otherwise.
Under Nevada law and our amended and restated articles of incorporation, our board of directors will have the authority to issue up to                shares of authorized but unissued Class A common stock and                shares of authorized but unissued Class B common stock, as well as rights relating to such common stock, for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved                shares of Class A common stock for issuance under our 2025 Plan subject to adjustment in certain events. Any Class A common stock that we issue, including under our 2025 Plan or other equity incentive plans that we may adopt in the future, could dilute the percentage ownership held by the investors in our Class A common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:
•our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, ability to determine reserves, and ability to remain profitable;
•the risks associated with our business, including the risks associated with loan repurchases, customer loan defaults, prepayments, and underwriting, originating, and servicing loans;
•our ability to maintain, expand, and enter into new relationships with partners and loan purchasers on the secondary market, and our ability to broaden our network of partners;
•our ability to successfully execute our business and growth strategy;
•the demand for our products and services and our ability to expand our product offerings;
•partners, customer and loan purchaser acceptance of our blockchain-supported platform;
•anticipated trends, growth rates, and challenges in our business, the cryptoeconomy, the price, and market capitalization of digital assets and in the markets in which we operate;
•the impact of changes in prevailing interest rates or U.S. monetary policies on our business, financial condition and results of operations;
•the impact of natural disasters, power outages, telecommunications failures, public health crises, and similar events, and interruptions by human-made problems such as war, terrorism, cyberattacks, and other actions, on global capital and financial markets, general economic conditions in the United States, and our business, financial conditions and results of operations;
•our ability to successfully compete with companies that are currently in, or may in the future enter, the markets in which we operate;
•our ability to design, maintain, and refine our models to timely and accurately process data with respect to creditworthiness, prepayment rates, customer acquisition, fraud detection, customer default, loan stacking, prepayment timing, and fee optimization, among other things;
•our expectations regarding the effects of, and our ability to successfully adapt to and comply with, complex and evolving regulatory and legal environments, including those related to lending and mortgages, money transmission, consumer protection and loan financings, digital assets, tax, privacy, data protection, information security, blockchain technology, machine learning, and artificial intelligence;
•the impact of and our ability to protect against increasingly sophisticated fraudulent borrowing and online theft;
•our and our third parties’ abilities to maintain the security and availability of our platforms, and the impacts of potential information technology, cybersecurity, or data security breaches;
•our ability to maintain, protect and enforce our intellectual property;

•the sufficiency of our cash, cash equivalents, and marketable securities to meet our liquidity needs;
•our ability to successfully obtain and maintain funding and liquidity to support our operations, including through our warehouse credit facilities, for loan originations, continued growth, and general corporate purposes;
•our ability to attract, integrate, and retain key personnel and qualified employees;
•loss of our key management;
•Mr. Cagney’s control over us;
•our ability to successfully build our brand and protect our reputation from negative publicity;
•the increased expenses associated with being a public company;
•our ability to remediate material weaknesses in our internal controls over financial reporting;
•our ability to operate effectively as an independent, publicly traded company and achieve the benefits we expect from the Recombination;
•risks associated with ownership of our securities; and
•our anticipated uses of the net proceeds from this offering.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, results of operations, financial condition, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. You should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY, AND OTHER DATA
This prospectus contains estimates and information concerning our industry, including the size of the markets in which we participate, that are based on various third-party sources, industry publications and reports, as well as our own internal information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates and information. The markets in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these sources, publications, and reports.
Certain information in the text of this prospectus is contained in an independent industry publication and publicly-available reports, as well as third-party sources, including:
•Citigroup Global Markets Inc, “Money, Tokens, and Games: Blockchain’s Next Billion Users and Trillions in Value,” March 2023.
•CoinGecko, “2024 Annual Crypto Industry Report,” January 23, 2025.
•CoinGecko, “Crypto Trading Volumes Reached $18.83T in 2024, Still Below 2021’s $25.21T Peak,” February 12, 2025.
•CoinGecko, “Stablecoins by Market Capitalization.”
•CoinGecko, “Yield-Bearing Stablecoins by Market Capitalization.”
•Equifax Inc., “U.S. National Consumer Credit Trends Report - Originations,” February 2025, data as of January 2025.
•Home Equity Lending News LLC, “Biggest U.S. HELOC Lenders See Non-Bank Ascension,” April 14, 2025.
•Mortgage Bankers Association, “IMBs Report Production Losses in Fourth Quarter of 2024,” March 2025.
•Mortgage Bankers Association, “MBA Mortgage Finance Forecast,” March 20, 2025.
•RWA.xyz, “Global Market Overview,” April 2025.
•RWA.xyz, “Tokenized Private Credit,” June 2025.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $               million, based upon the assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us will be approximately $               million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $               million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $               million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our use of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, facilitate future access to the public equity markets by us, our employees, and our stockholders, and increase our visibility in the lending ecosystem. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.
Because we expect to use the net proceeds to us from this offering for working capital and other general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering. As of the date of this prospectus, we intend to invest the net proceeds that are not used as described above in capital-preservation investments, including short-term interest-bearing debt instruments or bank deposits.

DIVIDEND POLICY
FTI has never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends or make other distributions will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors that our board of directors may deem relevant, our results of operations, financial condition, contractual restrictions, and capital requirements. Our future ability to pay cash dividends and make other distributions on our capital stock may be limited by any future debt instruments or preferred securities.

CAPITALIZATION
The following table summarizes our cash and cash equivalents, as well as our capitalization, as of               , 2025:
•on an actual basis;
•on a pro forma basis to give effect to (i) the Capital Stock Conversion, (ii) the Reclassification, and (iii) the Class B Stock Exchange, as if each such event had occurred on               , 2025; and
•on a pro forma as adjusted basis to reflect (i) the pro forma adjustments set forth above and (ii) the issuance and sale by us of                shares of Class A common stock in this offering at the assumed initial public offering price of $               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of , 2025
(in thousands, except share data)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$
Secured borrowings
Funding debt, net of unamortized issuance costs
Stockholders’ equity (deficit):
Preferred stock, par value $ per share, shares authorized, shares issued and outstanding, pro forma as adjusted
Common stock, par value $0.00001 per share, shares authorized, shares issued and outstanding, historical and pro forma as adjusted
Class A common stock, $ par value per share, shares authorized, shares issued and outstanding, pro forma as adjusted
Class B common stock, $ par value per share, shares authorized, shares issued and outstanding, pro forma as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity
Total capitalization	$
_______________
(1)Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, accumulated deficit, total stockholders’ equity, and total capitalization by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our cash and cash equivalents, additional paid-in capital, accumulated deficit, total stockholders’ equity, and total capitalization by approximately

$                million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.
If the underwriters’ option to purchase additional shares is exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, accumulated deficit, total stockholders’ equity, and total capitalization and shares outstanding as of               , 2025 would be $                 million, $              million, $                 million, $                 million and                , respectively.
The pro forma and pro forma as adjusted columns in the table above are based on                  shares of our Class A common stock and                  shares of our Class B common stock outstanding as of               , 2025, and after giving effect to Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange, excludes:
•                shares of Class A common stock issuable upon the exercise of outstanding options as of                 , with a weighted-average exercise price of $                 per share;
•RSUs covering                shares of Class A common stock as of                , 2025, which are issuable upon satisfaction of service-based and liquidity-based vesting conditions;
•                shares of Class A common stock reserved for future issuance under our 2025 Plan, which will become effective on the day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any shares of Class A common stock that become available pursuant to provisions in the 2025 Plan that automatically increase the share reserve under the 2025 Plan; and
•                shares of Class A common stock reserved for future issuance under our ESPP, which will become effective on the day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any shares of Class A common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP.
For additional information, see the section titled “Executive Compensation—Equity Compensation Plans.”

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of               , 2025 was $                million, or $                per share. Our pro forma net tangible book value as of               , 2025 was $                 million, or $                 per share, based on the total number of shares of our common stock outstanding as of               , 2025 after giving effect to Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange.
After giving effect to the sale by us of                 shares of our Class A common stock in this offering at the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value to give effect to this offering as of               , 2025 would have been $                million, or $                 per share. This represents an immediate increase in pro forma net tangible book value of $                 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $                 per share to investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of , 2025	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of , 2025
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of Class A common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution in pro forma net tangible book value per share to investors in this offering		$
Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share immediately after this offering by approximately $                , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of Class A common stock in this offering by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value immediately after this offering by approximately $                 per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of Class A common stock in this offering by $                 per share, assuming

the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option in full to purchase                 additional shares of Class A common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $                 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $                 per share and the dilution in pro forma net tangible book value to new investors purchasing Class A common stock in this offering would be $                 per share.
The following table presents, on a pro forma as adjusted basis to give effect to the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange, and this offering, as of               , 2025, the differences between the existing stockholders and the investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us and the average price per share paid or to be paid to us at the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering		%		%	$
Investors participating in this offering
Total		%		%	$
Each $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by investors participating in this offering and the total consideration paid by all stockholders by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, total consideration paid by investors participating in this offering and total consideration paid by all stockholders, by approximately $                 million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The table above assumes no exercise of the underwriters’ option to purchase                 additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the total number of shares of our common stock held by existing stockholders would be reduced to                 % of the total number of shares of our common stock outstanding after this offering, and the total number of shares of common stock held by investors participating in this offering would be increased to                 % of the total number of shares outstanding after this offering.
The total number of shares of Class A common stock and Class B common stock that will be outstanding immediately after this offering is based on            shares of our Class A common stock and                 shares of our Class B common stock outstanding as of               , 2025, and after giving effect to the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange, excludes:
•               shares of Class A common stock issuable upon the exercise of outstanding options as of                 , with a weighted-average exercise price of $                 per share;

•RSUs covering                shares of Class A common stock as of                , 2025, which are issuable upon satisfaction of service-based and liquidity-based vesting conditions;
•              shares of Class A common stock reserved for future issuance under our 2025 Plan, which will become effective on the day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any shares of Class A common stock that become available pursuant to provisions in the 2025 Plan that automatically increase the share reserve under the 2025 Plan; and
•               shares of Class A common stock reserved for future issuance under our ESPP, which will become effective on the day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any shares of Class A common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP.
For additional information, see the section titled “Executive Compensation—Equity Compensation Plans.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. U.S. Dollars appearing in tables are presented in thousands unless otherwise indicated.
Business Overview
Figure is building the future of capital markets using blockchain-based technology.
Figure’s proprietary technology powers next-generation lending, trading and investing activities in areas such as consumer credit and digital assets. Our application of the blockchain ledger allows us to better serve our end-customers, improve speed and efficiency, and enhance standardization and liquidity. Using our technology, we continue to develop dynamic, vertically-integrated marketplaces across the approximately $2 trillion consumer credit market and the rapidly growing approximately $3 trillion cryptocurrency and digital asset market. As a result, Figure has grown quickly and profitably, with net loss of $1 million and Adjusted EBITDA of $31 million, for the three months ended March 31, 2025, and accumulated deficit of $322 million and total stockholders’ equity of $369 million, as of March 31, 2025, and net income of $20 million and Adjusted EBITDA of $101 million, for the year ended December 31, 2024, and accumulated deficit of $321 million and total stockholders’ equity of $363 million, as of December 31, 2024.
The infrastructure supporting capital markets today is fragmented and operates on legacy systems which employ antiquated processes for loan approvals and transaction processing. This creates process and cost inefficiencies in serving consumer credit markets and limits the development of alternative marketplaces. Furthermore, the manual elements underpinning the records of ownership and transfer of financial and real assets constrain liquidity, maintain elevated costs, and are error-prone.
Figure aims to address these challenges by using blockchain-based technology to innovate beyond legacy processes. We built a transformative, scaled and fast growing technology platform that displaces trust with truth in the financial ecosystem. Our platform also supports legacy systems, and our goal is to shift customer adoption towards blockchain-based solutions. Furthermore, our technology significantly reduces complexity and increases speed for market participants across the application, underwriting, funding and subsequent capital markets processes. Using our LOS, the time it takes to fund a home equity loan from application has been reduced to a median of 11 days from an industry average of approximately 42 days (based on data from industry sources) as of March 31, 2025. Additionally, the average production cost per loan was reduced to approximately $730 for the year ended December 31, 2024 from a mortgage industry average of $11,230 for the quarter ended December 31, 2024, according to the MBA. This is a result of our entirely automated application process that takes as little as five minutes to complete and as few as five days to fund. Our platform automates income verification and offers customers the ability to redraw without incurring closing or out-of-pocket costs. Additionally, our platform employs an automatic valuation model, replacing the traditional, time-consuming appraisal process, and utilizes a digital lien matching process instead of the traditional analog title search. It also facilitates remote closings, including remote notaries, in jurisdictions where permitted by applicable laws. Importantly, we have brought a liquid capital market for loans behind this low cost, automated and blockchain-based origination engine.

Our technology enables the immutable recording of all assets and their key information on Provenance Blockchain. Provenance Blockchain, an independent Layer 1 blockchain, provides the scale, security, speed and cost structure to facilitate activity across the broad financial services landscape as a record of truth for assets. Using loans as an example, this authenticity record provides a validation mechanism to support the traditional, off-chain processes we use for tracking and monitoring loan transactions. This record provides verified information regarding the chain of ownership for all of the loans originated on our platform. Adoption of our technology has scaled significantly with every asset passing through Figure’s system being recorded on Provenance Blockchain and accumulating over $50 billion in both real-world and digital asset transactions from our launch in late 2018 to March 31, 2025. According to data from RWA.xyz, our real-world assets total value locked is approximately $10 billion as of June 1, 2025 and our share of tokenized private credit is approximately 75% based on the value of outstanding loans originated as of June 18, 2025. Further, 71% of loans originated through our LOS, which include loans originated by Figure as well as by our partners, for the quarter ended March 31, 2025 utilized our DART platform, our lien and eNote registry that is built on Provenance Blockchain, compared to only 2% of loan originations for the year ended December 31, 2024. Of loans originated by our partners utilizing the Figure LOS (including wholesale (brokered) transactions), 65% utilized the DART Figure LOS and 49% utilized the DART platform. We pay a minimal amount in the form of HASH for our use of the Provenance Blockchain.
We began addressing the consumer credit market in 2018 with our Figure-branded product, which catered to direct-to-consumer home equity loans. We then expanded further through Partner-branded strategies, in which a growing number of partners use our technology to independently originate home equity loans. For the quarter ended March 31, 2025, we facilitated over $1 billion of home equity lending, representing an increase of 14% compared to the quarter ended March 31, 2024. For the year ended December 31, 2024, we facilitated approximately $5 billion of home equity lending, representing an increase of 51% compared to the year ended December 31, 2023, and a compound annual growth rate of 83% since March 31, 2021. As of March 31, 2025 we had onboarded a total of 153 partners.
Our relationship with our partners is based on our partners’ right to use our solutions. Once a partner is approved and onboarded, the partner enters into a contractual agreement with us for the right to use our LOS and Figure Connect marketplace in exchange for fees. These agreements typically have a fixed term with auto-renewals unless notice is given to terminate, are non-exclusive and do not obligate our partners to use our solutions.
In June 2024, we launched Figure Connect, an electronic marketplace that employs blockchain technology, to directly connect sellers and buyers of loans. During the 10 months from launch in June 2024 to March 2025, approximately $260 million in HELOC volume was transacted on Figure Connect by third parties and 23 total marketplace participants (across loan originators, buyers and investors) were onboarded as of March 31, 2025.
With our technology applicable to the broader capital markets, we are expanding beyond our foundational solutions by developing trading and investing products. One example is Figure Exchange, a digital asset marketplace that provides customers advantages for crypto-trading, such as cross-asset collateralization for margin lending. Another example is YLDS, a groundbreaking interest-bearing peer-to-peer transferable stablecoin that is both native to a public blockchain and a security registered with the SEC. YLDS has many use cases resulting from its status as a security, including yielding collateral for institutions, cross-border payments and serving as the de-facto currency of Figure Exchange.
We believe that we have established a regulatory and licensing apparatus which sets us apart from our competitors and enables us to continue expanding our diverse product offering. We currently have more than 180 lending and servicing licenses, 48 money transmitter licenses, and are an SEC-registered broker-dealer with authority to operate an ATS, which operations are conducted in accordance with SEC and FINRA rules and regulations.

We generate revenue from the volume transacted on our marketplaces and through the use of our proprietary technology. We earn volume-based fees from partners and users who utilize our technology solutions to transact in our ecosystem. Within this usage-based model, we target positive unit economics in each of our solutions. In addition to our growing stream of ecosystem and technology fees, we also earn origination, gain on sale, and servicing revenue from assets generated through our LOS.
We have grown quickly in a capital-efficient manner since our founding, and more recently have achieved strong and growing profitability. For the three months ended March 31, 2025 and 2024, we generated net revenue of $84.5 million and $75.3 million, respectively, Adjusted Net Revenue of $88.8 million and $70.0 million, respectively, net loss of $0.6 million and $28.5 million, respectively, and Adjusted EBITDA of $30.6 million and $11.5 million, respectively. As of March 31, 2025 and 2024, we had accumulated deficit of $321.7 million and $368.0 million, respectively, and total stockholders’ equity of $368.5 million and $271.9 million, respectively. For the years ended December 31, 2024 and 2023, we generated net revenue of $340.9 million and $209.5 million, respectively, Adjusted Net Revenue of $339.1 million and $214.2 million, respectively, net income of $19.9 million and net loss of $52.4 million, respectively, and Adjusted EBITDA of $101.4 million and $(12.4) million, respectively. As of December 31, 2024 and 2023, we had accumulated deficit of $320.9 million and $338.1 million, respectively, and total stockholders’ equity of $363.4 million and $222.4 million. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of Adjusted Net Revenue and Adjusted EBITDA and a reconciliation of such non-GAAP financial measures to our most directly comparable financial measures calculated and presented in accordance with GAAP.

Key Operating Metrics
We review several key performance measures, discussed below, to evaluate our business and results, measure performance, identify trends, formulate plans, and make strategic decisions. We believe that the presentation of such metrics is useful to our investors and counterparties because they are used to measure and model the performance of companies similar to us using similar metrics.
The following table sets forth key performance measures that we use to evaluate our business for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023:

	For the Three Months Ended March 31,		For the Years Ended December 31,
($ in thousands)	2025	2024	2024	2023
Ecosystem Volume(1)	$1,577,709	$1,191,917	$5,879,148	$3,368,859
LOS Volume(2)	1,353,718	1,191,917	5,100,236	3,368,859
Crypto-Backed Loan Volume(3)	11,417	—	28,225	—
Exchange Volume(4)	212,574	—	750,687	—
Figure Connect Volume(5)	253,467	—	8,144	—
Net Revenue	84,510	75,264	340,885	209,549
Net Income (Loss)	(613)	(28,461)	19,915	(52,443)
Adjusted Net Revenue(6)	89,213	69,972	339,182	214,168
Adjusted EBITDA(6)	30,589	11,523	101,443	(12,370)
_______________
(1)Ecosystem Volume consists of LOS Volume, Crypto-Backed Loan Volume, and Exchange Volume.
(2)We define LOS Volume as the total U.S. dollar equivalent value of originations of HELOCs, DSCR, and Mortgage IO on our LOS. We believe this measure is an indication of our scale and represents a potential revenue opportunity from the technology used for consumer credit loan originations.
(3)We define Crypto-Backed Loan Volume as the total U.S. dollar equivalent value of originations of crypto-backed loans. We believe this measure is an indication of our scale and represents a potential revenue opportunity from the technology used for digital asset loan originations.
(4)We define Exchange Volume as the total U.S. dollar equivalent value of matched trades transacted between a buyer and seller through Figure Exchange, including YLDS trading. We believe this measure is an indication of our scale and represents a potential opportunity for our stablecoin offering.
(5)We define Figure Connect Volume as the total U.S. dollar equivalent value of LOS Volume transacted between a buyer and seller through our platform. We believe this measure is a reflection of the underlying growth of our Figure Connect ecosystem.
(6)For definitions of Adjusted Net Revenue and Adjusted EBITDA and reconciliations to our most directly comparable financial measures calculated and presented in accordance with GAAP, see “—Non-GAAP Financial Measures.”
Trends and Other Factors Affecting Our Performance
Market and Competitive Factors
Currently, our revenue is substantially derived from our HELOC product offering and from our LOS technology offering. The HELOC market is supported by positive trends across the housing market, largely from growing home equity balances and a mortgage borrower population that is characterized by low fixed-rate first lien mortgages, for which a cash-out refinancing is a less attractive alternative. Historically, consumers have primarily accessed home equity lending products primarily through banks and other depository institutions, but in 2023, positive trends in the market landscape emerged as banks began to de-emphasize the product. Additionally, leading non-depository lenders that specialized in traditional mortgage products lacked the ability to effectively offer a consumer-friendly HELOC product to meet the demand of potential borrowers seeking to leverage their increased home equity value as a potential financing alternative. We believe the HELOC market will remain strong, as historically high housing values coupled with a historically low sales market have led consumers to search for ways to utilize the untapped equity in their homes. Figure continues to develop technology to provide its partners with solutions for any interest rate environment, and we expect the impact of rates on our business to decrease.
We expect to continue to see new entrants in the market because of the significant size of the potential market opportunity and a broadly underserved universe of potential borrowers in the HELOC market. This trend has continued recently, most notably with originators of agency mortgages entering the market as mortgage refinance activity slowed. However, many of these entrants have struggled to gain traction, which we believe is due to their lack of technology, product expertise and capital markets capabilities necessary to effectively participate. With our suite of products and solutions centered around the vision of promoting efficiency and liquidity in financial markets we feel we are uniquely positioned to provide the infrastructure to support an efficiently functioning HELOC market. This has been evidenced by our performance to date: in 2024, we were the leading originator of HELOCs among non-depository lenders, in addition to providing the technology to power other originators through our Partner-branded strategies.
Continued Expansion of our Ecosystem and Product Offerings
We continue to expand our product offerings through the release of new consumer lending products centered around the proven technology utilized in HELOC origination and entrance into the broader capital markets, including a marketplace that allows partners to trade and invest in products across multiple asset classes. In addition to our HELOC product, we provide technology platforms giving consumers exposure to a variety of assets in an efficient and secure way. We intend to continue broadening our network of partners that originate with Figure’s technology. While our current roster of partners includes many of the largest mortgage originators across the country, we believe that we have significant room to grow those relationships as we drive adoption across their salesforce and engrain our technology in their core offerings. Additionally, we see a substantial opportunity to further expand the group of companies that we partner with as our technology offering would benefit a diverse constituency (including mortgage originators, banks, credit unions, mortgage servicers and other consumer lenders). Our relationship with our partners is based on our partners’ right to use our solutions. Once a partner is approved and onboarded, the partner enters into a contractual agreement with us for the right to use our LOS and Figure Connect marketplace in exchange for fees. These agreements typically have a fixed term with auto-renewals unless notice is given to terminate, are non-exclusive and do not obligate our partners to use our solutions. As we launch new products, we expect to generate significant momentum by capitalizing on our proven track record, reputation and to our established network of partners to support our ability to quickly scale in adjacent products.
Regulatory Environment
Our business is subject to regulations, which may expose us to significant regulatory risk and cause additional legal costs to ensure compliance. The existing legal framework that governs the financial markets is continuously reviewed and regularly amended, resulting in enforcement of new laws and regulations that apply to our business. The current regulatory environment in the United States may be subject to future legislative and regulatory changes driven by U.S. and global issues and priorities, including the recent change in U.S. administration and Congress, which may lead to material changes to existing laws, rules and regulations, guidance and enforcement stances. The impact of any changes in the legal or regulatory landscape on us and our operations remains uncertain. Compliance with regulations both now and in the future may require us to dedicate additional financial and operational resources, which may adversely affect our profitability. In addition, compliance with regulations may require our clients to dedicate significant financial and operational resources, which may negatively affect their ability to pay our fees and use our platforms and, as a result, our profitability. However, under certain circumstances regulation may increase demand for our platforms and solutions, and we believe we are well positioned to benefit from any potential increased digital transformation needs due to regulatory changes as market participants seek platforms that meet regulatory requirements and solutions that help them comply with their regulatory obligations. In recent years, we have also expended significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate. We expect to continue to incur costs to satisfy our legal and compliance obligations, which our unregulated or less regulated competitors have not had to and will not incur.
Technology and Cybersecurity Environment
Offering a secure, efficient technology platform is essential to maintaining our level of competitiveness in the market and attracting new partners and marketplace participants. We believe that the demand for our platform and services will increase with the introduction of new products. We plan to continue to focus on and invest in technology infrastructure initiatives and continually improve and expand our platform to further enhance our market position. We experience cyber-threats and attempted security breaches. If these were successful, these cybersecurity incidents could impact revenue and operating income and increase costs. We therefore continue to make investments to strengthen our cybersecurity infrastructure, which may result in increased costs.
Impact of Macroeconomic Cycles
Macroeconomic cycles can impact our financial performance and demand for our products. Consumer demand for loans, our partners’ willingness to originate new loans using our technology, investor appetite for credit-oriented investment opportunities, and credit performance can fluctuate in an economic slowdown. However, we believe the flexibility inherent in our platform will allow us to align our strategy with the market opportunity through cycles. Further, our technology-driven underwriting approach has proven effective, and our loans have demonstrated strong credit performance since inception.
Seasonality
We experience seasonal fluctuations in our business as a result of consumer spending patterns which we expect to mimic the seasonality of our general business in the near term. Historically, our origination volume has been the strongest during the second and third quarter due to increases in home improvements and our origination volume is at its lowest during the first and fourth quarter. Adverse events that occur during our second and third quarters could have a disproportionate effect on our financial results for the fiscal year.
Effects of Inflation
While inflation may impact our revenues and operating expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant during the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023. However, there can be no assurance that our results of operations will not be materially impacted by inflation in the future.

Loan Characteristics
The following table sets forth the LOS Volume and the weighted-average characteristics of loans we originated or purchased for the three months ended March 31, 2025 and 2024 and for the years ended December 31, 2024 and 2023:

	For the Three Months Ended March 31,		For the Years Ended December 31,
($ in thousands)	2025	2024	2024	2023
HELOC Loans(1)
Partner-branded
Loan Term (in months)	309	329	325	318
Customer Interest Rate	9.8%	10.9%	10.8%	11.4%
Customer FICO Score	756	755	753	753
Loan Balance	$95	$92	$92	$89
Figure-branded
Loan Term (in months)	296	288	290	295
Customer Interest Rate	9.6%	10.6%	10.5%	9.5%
Customer FICO Score	748	737	740	749
Loan Balance	$85	$68	$71	$87
_____________
(1)HELOC loans subject to monthly, amortizing borrower payments and may be prepaid and redrawn within a limited period of time. Personal, mortgage, and other loans are not considered significant.
Basis of Presentation
The accompanying combined consolidated financial statements have been prepared in accordance with GAAP and include the accounts of our company and our subsidiaries. Our subsidiaries are entities in which our company holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. For the purposes of the consolidated financial statements, the basis of presentation of such subsidiaries is converted to GAAP. All intercompany accounts and transactions have been eliminated. We conduct our business through two operating segments. See Notes 1 and 2 of the accompanying combined consolidated financial statements of FTI and FMH and their subsidiaries for more information.
Components of Results of Operation
Net Revenue
Our net revenue is primarily derived from ecosystem and technology fees, loan originations and sales, including interest income earned thereon, and loan servicing.
Ecosystem and Technology Fees
Through our Partner-branded channel, we earn volume-based technology and processing fees, based on the principal balance of each loan originated on our LOS and the principal balance of loans transacted on Figure Connect. Such fees arise from contracts entered into with partners to provide access to a cloud-based lending marketplace platform that is developed by us. Our platform enables partners, who are retail and wholesale lenders, to originate loans branded under the partners’ name, by having access to a suite of services such as submission of loan applications, verifying information provided within submitted applications, risk underwriting, delivery of electronic loan offers, and electronic loan documentation signed by the borrower.

We also earn a fee for arranging and facilitating the securitization of HELOCs based on the outstanding principal balance of the transferred HELOCs, which is fully earned on the securitization closing date. Program fees are paid by the trust and as the fees are earned and paid upon closing.
Origination Fees
Origination fees consist of the fees that we earn from originating loans upon the customer’s initial loan draw. Origination fees include loan origination fees and other fees collected from the customer at the time a loan is funded. Origination fees are currently calculated as a percentage of the customer’s initial loan balance and are recognized as revenue at a specified point in time, once a customer’s loan application has been approved, a credit decision has been reached, and the loan has been funded and processed. These fees are earned through both our Figure-branded channel as well as our Partner-branded channel through wholesale brokers.
Servicing Fees and Other Revenue
Servicing fees and other revenue consist of the fees that we earn from managing loan portfolios on behalf of the owners of those portfolios. Servicing fees are calculated based on a contractual percentage of the outstanding principal under servicing arrangements and are charged monthly pursuant to our servicing agreements for activities we perform throughout the loan term, including collection, processing and reconciliations of payments received, investor reporting, and customer support. We act as servicer for the majority of the loans facilitated through our platform.
Gain on Sale of Loans
Gain on sale of loans consists of the net proceeds from the difference between the proceeds received at the sale of loans to third-party buyers, and the unpaid principal balance of such loans, including adjustments for changes in fair value for loans sold during the period. These gains and fair value adjustments are recognized through both our Figure-branded and Partner-branded channels.
We have elected the fair value option for our loans held for sale. Loans held for sale consist of loans we intend to sell, including HELOCs, personal loan products, and mortgage loans we previously originated or purchased. HELOCs and mortgage loans are secured by first or junior liens on customers’ real property. Any changes in fair value relating to loans held for sale are included in our results of operations as net fair value adjustments.
Interest Income
We earn interest income primarily from three sources:
•Loans — We accrue interest income on loans we hold based on the unpaid principal balance (“UPB”) outstanding at contractual interest rates. We place loans on nonaccrual status when they become 90 days past due (30 days past due for collateralized personal loans) or when we doubt full recovery of interest and principal. Loans are considered past due when contractually required principal or interest payments have not been made on the due dates. When a loan is placed on nonaccrual status, the accrued and unpaid interest is reversed as a reduction of interest income and accrued interest receivable. Interest income is subsequently recognized only to the extent cash payments are received or when the loan has been placed back in accrual status. Loans are restored to accrual status when the loan becomes current and we expect repayment of the remaining contractual principal and interest. We also recognize cash received on non-accrual loans as interest income after all contractual principal is repaid.
•Marketable Securities — We recognize interest income on the debt securities we hold where we expect to collect all contractual cash flows, and the debt security cannot be contractually prepaid in such a way that we would not recover substantially all of our recorded investment, based on the stated coupon rate and the outstanding principal amount of the debt security. We recognize interest income on beneficial interests based on the investment’s accretable yield, which represents the difference between the expected undiscounted cash flows and the carrying value of the investment. We recognize the accretable yield as interest income on a prospective level yield basis over the life of the expected cash flows. Changes in the amount or timing of actual or expected cash flows may change the accretable yield, and we adjust interest income recognized in future periods using a recalculated level yield applied to the then-current carrying value. Increases (decreases) in the amount of cash flows or acceleration (deceleration) of cash flows, in isolation, generally increase (decrease) the interest income recognized in future periods.
•YLDS — We accrue interest income monthly for cash equivalents held by Figure Certificate Corp. that earn SOFR, for which we pay SOFR less 50 basis points to certificates held in the form of YLDS.
•Cash and Cash Equivalents — We accrue interest income monthly for cash held at depository institutions and investments in short-term instruments such as money-market funds.
Gain on Servicing Asset
We routinely sell HELOCs, and in the past we have also sold personal loans, mortgage loans and Figure Pay credit loans, with servicing rights retained. During the three months ended March 31, 2025, HELOCs comprised 100% of our total loan originations. Figure Pay credit loans are short duration, installment loans that consumers can use at their discretion. Loan servicing activities include account maintenance, collections, processing payments from customers, and distributions to third-party loan owners. During each reporting period, a servicing asset is recognized when the benefits of servicing are determined to be greater than adequate compensation for the servicing activities that we perform, and conversely, a servicing liability is recognized if the benefits of servicing are determined to be less than adequate compensation for the servicing activities that we perform. We carry servicing assets at fair value. Any changes in the fair value are included in our results of operations as net fair value adjustments. These gains are recognized through both our Figure-branded and Partner-branded channels.
Operating Expenses
Operating expenses consist of general and administrative, technology and product development, operations and processing, sales and marketing and interest expenses.
General and Administrative
General and administrative expenses primarily consist of payroll and other personnel-related costs, including stock-based compensation, legal and compliance, finance and accounting, human resources and facilities teams, professional services fees, facilities, and travel expenses. We expect general and administrative expenses to increase in the near-term as we continue to grow our business as well as a result of our transition to being a public reporting company.
Technology and Product Development
Technology and product development expenses primarily consist of payroll and other personnel-related costs, including stock-based compensation, for our product, engineering, and design team, which is responsible for maintenance, bug fixes and software updates among others, as well as the costs of systems and tools used by these personnel. We expect technology and product development expenses to increase as we continue to grow our business and expand our product, engineering, and design teams as we continue to enhance and expand our technology and product offerings.
Operations and Processing
Operations and processing expenses primarily consist of payroll and other personnel-related costs, including stock-based compensation for personnel engaged in onboarding, loan servicing, customer support and other related operational teams. These expenses also include the costs of third-party systems and tools we use as part of the loan origination process, including information verification, fraud detection, and payment processing activities. We expect operations and processing expenses to increase as we continue to grow our business and expand our product offerings.
Sales and Marketing
Sales and marketing expenses primarily consist of costs incurred across various advertising channels, including expenses associated with advertising campaigns, and building overall brand awareness. Sales and marketing expenses also include payroll and other personnel-related costs, including stock-based compensation expense, for our sales and marketing personnel. We expect sales and marketing expenses to increase as we continue to grow our business and seek to increase the number of partners and our Figure-branded origination activities.
Interest Expense
Interest expense consists of the costs we incur on our borrowings, amortization of fees, and other costs associated with our debt obligations.
Other Expense
We have contractual agreements with loan buyers to repurchase loans under certain circumstances, including in the event of borrower delinquencies within the first 30 to 90 days of loan origination. We record a loss on those loans based on the fair value at the date on which we identify the repurchase obligation.
Other Income (Expense)
Other income (expense) contains unrealized and realized gains (losses) resulting from transactions of certain digital assets, litigation settlements, adjustments to non-equity method investments, foreign exchange rate gains (losses) and other non-income based state and local taxes.

Results of Operations
Three months ended March 31, 2025, compared to three months ended March 31, 2024
Consolidated Statements of Operations
The following table sets forth our combined consolidated statements of operations for the periods presented:

	For the Three Months Ended March 31,		Change
($ in thousands)	2025	2024	$	%
Net Revenue
Ecosystem and technology fees	$15,613	$6,055	$9,558	157.9%
Servicing fees	7,191	5,694	1,497	26.3
Interest income	16,606	9,578	7,028	73.4
Origination fees	12,477	15,797	(3,320)	(21.0)
Gain on sale of loans, net	32,023	24,466	7,557	30.9
Gain on servicing asset, net	326	13,539	(13,213)	(97.6)
Other revenue	274	135	139	103.0
Total net revenue	84,510	75,264	9,246	12.3
Expenses
General and administrative	18,840	44,722	(25,882)	(57.9)
Technology and product development	17,416	15,031	2,385	15.9
Operations and processing	12,678	10,878	1,800	16.5
Sales and marketing	14,967	12,354	2,613	21.2
Interest expense	10,972	14,704	(3,732)	(25.4)
Other expense	1,565	1,420	145	10.2
Total expenses	76,438	99,109	(22,671)	(22.9)
Operating income (loss)	8,072	(23,845)	31,917	n.m.
Other income (expense), net
Other income (expense), net	(7,455)	(4,640)	(2,815)	60.7
Total other income (expense), net	(7,455)	(4,640)	(2,815)	60.7
Income (loss) before income taxes	617	(28,485)	29,102	n.m.
Income tax provision	1,230	(24)	1,254	n.m.
Net income (loss)	(613)	(28,461)	27,848	(97.8)
Net income (loss) attributable to noncontrolling interests in consolidated subsidiaries	207	1,482	(1,275)	(86.0)
Net income (loss) attributable to Figure Technology Group	$(820)	$(29,943)	$29,123	(97.3)%

Comparison of the Three Months Ended March 31, 2025 and 2024
Net Revenue
Ecosystem and technology fees

	For the Three Months Ended March 31,		Change
	2025	2024	$	%
Technology offering fees	$7,895	$5,117	$2,778	54.3%
Ecosystem fees	5,212	—	5,212	n.m.
Program fees	2,506	938	1,568	167.2
Total ecosystem and technology fees	$15,613	$6,055	$9,558	157.9%
Ecosystem and technology fees increased $9.6 million, or 157.9%, as we started offering services in the fourth fiscal quarter of 2023 that generated $0.9 million of program fees during the three months ended March 31, 2024, compared with $2.5 million earned during the three months ended March 31, 2025. Such services for which we earn program fees include loan securitization services whereby our partners sponsor loans they originate into securitizations that we facilitate and in which we may also contribute loans we originate. We earned an additional $2.8 million of technology offering fees from the fulfillment of $762.6 million and $590.5 million in Partner-branded loan originations from which we earned weighted-average technology offering fees of 1.0% and 0.8% of loan principal sold during the three months ended March 31, 2025 and 2024, respectively. Additionally, we recognized $5.2 million of ecosystem fees related to our Partner-branded products for loans transacted on our Connect platform that we did not offer during the three months ended March 31, 2024.
Servicing fees
Servicing fees increased $1.5 million, or 26.3%, which corresponds to a $2.7 billion, or 45.9%, increase in the $8.5 billion and $5.8 billion unpaid principal balance of loans serviced during the three months ended March 31, 2025 and 2024, respectively, partially offset by a decrease of 6 basis points in the weighted average servicing fee rate from 39 basis points to 33 basis points.
Interest income
Interest income increased $7.0 million, or 73.4%, when comparing the three months ended March 31, 2025 over the three months ended March 31, 2024, primarily from a $4.6 million increase in interest earned on marketable securities held as we have progressively securitized loans on our platform and retained certain interests therein as well as a $1.6 million increase in interest earned on loans we hold as we have originated or purchased progressively more loans. Additionally, we earned $0.8 million of additional interest from cash, cash equivalents, and restricted cash due to an increase in the weighted-average interest rates on cash deposits.
Origination fees
Net origination fees decreased $3.3 million or 21.0%, as a result of gross origination fees decreasing $1.6 million, or 0.1%, which corresponds with decreased principal balances of loans originated by us of $38.4 million, or 0.1%, further decreased by an increase of wholesale broker fees of $1.6 million, which corresponds with a $81.6 million increase in the principal balances of loans we purchased from our partners on which we pay such fees.

Gain on sale of loans, net

	For the Three Months Ended March 31,		Change
	2025	2024	$	%
Realized gains
Whole loan sales	$18,182	$16,993	$1,189	7.0%
Securitized loans	6,023	2,896	3,127	108.0
Derivatives	(1,300)	—	(1,300)	n.m.
	22,905	19,889	3,016	15.2
Unrealized gain (loss)
Loans	10,263	3,045	7,218	237.0
Marketable securities	2,231	1,532	699	45.6
Derivatives	(3,376)	—	(3,376)	n.m.
	9,118	4,577	4,541	99.2
	$32,023	$24,466	$7,557	30.9%
The gain on sale of loans we earned increased $7.6 million, or 30.9%, as a result of an increase of $4.3 million in the realized gains on loan sales resulting from a 1.1% increase in the weighted average price of loans sold, partially offset by a decrease in the UPB sold from $998.3 million to $786.7 million for the three months ended March 31, 2024 and 2025, respectively. Changes in unrealized gains were due to a $7.2 million increase in the fair value of loans not yet sold and a $0.7 million increase in marketable securities. The increase in fair value of loans not yet sold resulted from lower assumed prepayment speeds, default rates, and discount rates on those loans for the three months ended March 31, 2025. We recognized realized and unrealized losses on derivatives of $1.3 million and $3.4 million, respectively, during the three months ended March 31, 2025. We did not have any derivatives during the three months ended March 31, 2024.
Gain on servicing asset, net

	For the Three Months Ended March 31,		Change
($ in thousands)	2025	2024	$	%
Additions	$10,269	$12,242	$(1,973)	(16.1)%
Realization of cash flows	(5,239)	(3,876)	(1,363)	35.2
Change in valuation inputs and assumptions	(4,704)	5,173	(9,877)	n.m.
	$326	$13,539	$(13,213)	(97.6)%
The fair value of our retained servicing rights decreased $13.2 million, or 97.6%, resulting from a $9.9 million decrease in the change in fair value of existing servicing assets due to a decrease in the prepayment speeds and discount rates during the three months ended March 31, 2024, compared to an increase in the prepayment speeds during the three months ended March 31, 2025. Additionally, there was a $2.0 million decrease in new servicing assets retained on fewer loans sold, and a $1.4 million increase in servicing fees collected for the three months ended March 31, 2025 compared to the three months ended March 31, 2024.
Other revenue
Components of other revenue did not materially change as fees, and the net assets on which we charge those fees, were consistent during the three months ended March 31, 2025 and 2024.

Operating Expenses
General and administrative

	For the Three Months Ended March 31,		Change
($ in thousands)	2025	2024	$	%
Compensation and benefits	$6,501	$4,985	$1,516	30.4%
Stock-based compensation	1,723	22,199	(20,476)	(92.2)
Professional services	5,961	4,986	975	19.6
Impairment of capitalized software	—	8,591	(8,591)	(100.0)
Other expenses	4,655	3,961	694	17.5
	$18,840	$44,722	$(25,882)	(57.9)%
Our general and administrative expenses decreased $25.9 million, or 57.9%. This primarily consisted of a reduction in stock-based compensation expense of $20.5 million, primarily comprised of a $20.3 million decrease due to award modifications resulting from the Separation in the three months ended March 31, 2024. The decrease is partially offset by increased salary costs of $1.5 million from increased headcount and a $1.0 million increase in legal and accounting professional service expenses. Further, we wrote-off capitalized software impairment costs of $8.6 million during the three months ended March 31, 2024 that we no longer intended to use for its intended purpose or that became obsolete.
Technology and product development

	For the Three Months Ended March 31,		Change
($ in thousands)	2025	2024	$	%
Compensation and benefits	$7,305	$6,466	$839	13.0%
Stock-based compensation	3,440	1,063	2,377	223.6
Software	2,582	2,140	442	20.7
Amortization	3,936	5,096	(1,160)	(22.8)
Other expenses	153	266	(113)	(42.5)
	$17,416	$15,031	$2,385	15.9%
The $2.4 million, or 15.9%, increase in technology and product development expenses reflects a $2.3 million increase in stock-based compensation expense representing warrants granted to a convertible preferred shareholder in exchange for services related to Figure Markets, a $0.8 million increase in compensation and benefits due to increased headcount, and a $0.4 million increase in software expenses. These increases were partially offset by a decrease of $1.2 million in amortization expense primarily resulting from software impaired during the three months ended March 31, 2024.
Operations and processing
Operations and processing expenses increased $1.8 million, or 16.5%, comprised of a $0.7 million increase in operating vendor expenses to originate loans under FTI, a $0.3 million increase in fees to transact on Provenance Blockchain, and a $0.4 million increase in outsourced customer service costs as a result of our use of outsourced customer service starting in June 2024.
Sales and marketing
Our sales and marketing expenses increased $2.6 million, or 21.2%, primarily resulting from an increase of $1.1 million spent for advertising of products in FTI to drive an increase in loan originations and a $1.0 million increase in compensation and benefits from increased headcount.

Interest expense
Interest expense decreased $3.7 million, or 25.4%, due to warehouse facility costs of $3.5 million primarily due to lower average SOFR rates during the three months ended March 31, 2025 compared to March 31, 2024, a decrease in exit fees paid to the warehouse facilities of $3.3 million, and a decrease in financing costs of expense of $0.5 million. We entered into new facility agreements for mortgage servicing rights (“MSR”) financing and funding debt contributing to an additional $1.7 million of interest expense as well as additional retained interest financing of $1.8 million.
Other expense, net

	For the Three Months Ended March 31,		Change
($ in thousands)	2025	2024	$	%
Change in fair value of digital assets	$(10,509)	$—	$(10,509)	n.m.
Digital asset impairment	—	(5,451)	5,451	n.m.
Staking rewards	1,953	—	1,953	n.m.
Other	1,101	811	290	35.8
	$(7,455)	$(4,640)	$(2,815)	60.7%
Other expense, net decreased $2.8 million, primarily driven by a $10.5 million reduction in the value of Solana tokens and a related fund, partially offset by $2.0 million in staking rewards that we earned thereon, that we did not own during the three months ended March 31, 2024. Additionally, we wrote off $5.5 million of digital assets held for sale during the three months ended March 31, 2024.
Income Tax Provision
Income tax expense increased by $1.2 million. The provision for income taxes includes U.S. federal, state and local taxes. The effective tax rate for the three months ended March 31, 2025 was approximately 199.4%, compared with 0.2% for the three months ended March 31, 2024. The effective tax rate for the three months ended March 31, 2025 and 2024 differed from the U.S. federal statutory rate of 21.0% primarily due to utilization of net operating losses, tax credits related to our research and development activities as well as differences related to equity-based compensation and other temporary items. As of March 31, 2025, we recorded a full valuation allowance against our net deferred tax assets that primarily consist of cumulative net operating losses.
Noncontrolling Interests in Consolidated Subsidiaries
Third-party investors hold interests in entities that we consolidate, and to whom we allocate the net income or loss of those entities. During the three months ended March 31, 2025 and 2024, we allocated aggregate net income or loss to those third-party investors.

Year ended December 31, 2024, compared to year ended December 31, 2023
Consolidated Statements of Operations
The following table sets forth our combined consolidated statements of operations for the periods presented:

	For the Year Ended December 31,		Change
($ in thousands)	2024	2023	$	%
Net Revenue
Ecosystem and technology fees	$28,314	$10,628	$17,686	166.4%
Servicing fees	25,245	18,620	6,625	35.6
Interest income	48,207	48,155	52	0.1
Origination fees	64,867	58,546	6,321	10.8
Gain on sale of loans, net	140,353	50,343	90,010	178.8
Gain on servicing asset, net	32,637	22,083	10,554	47.8
Other revenue	1,262	1,174	88	7.5
Total net revenue	340,885	209,549	131,336	62.7
Expenses
General and administrative	104,251	58,794	45,457	77.3
Technology and product development	62,657	49,154	13,503	27.5
Operations and processing	44,452	38,930	5,522	14.2
Sales and marketing	55,657	52,761	2,896	5.5
Interest expense	56,415	49,200	7,215	14.7
Other expense	8,218	10,148	(1,930)	(19.0)
Total expenses	331,650	258,987	72,663	28.1
Operating income (loss)	9,235	(49,438)	58,673	n.m.
Other income (expense), net
Other income (expense), net	12,857	(2,903)	15,760	n.m.
Total other income (expense), net	12,857	(2,903)	15,760	n.m.
Income (loss) before income taxes	22,092	(52,341)	74,433	n.m.
Income tax provision	2,177	102	2,075	n.m.
Net income (loss)	19,915	(52,443)	72,358	n.m.
Net income (loss) attributable to noncontrolling interests in consolidated subsidiaries	2,701	(4,508)	7,209	n.m.
Net income (loss) attributable to Figure Technology Group	$17,214	$(47,935)	$65,149	n.m.

Comparison of the Years Ended December 31, 2024 and 2023
Net Revenue
Ecosystem and technology fees

	For the Year Ended December 31,		Change
($ in thousands)	2024	2023	$	%
Technology offering fees	$20,188	$10,215	$9,973	97.6%
Ecosystem fees	122	—	122	n.m.
Program fees	8,004	413	7,591	1,838.0
Total ecosystem and technology fees	$28,314	$10,628	$17,686	166.4%
Ecosystem and technology fees increased $17.7 million, or 166.4%, as we started offering services in the fourth fiscal quarter of 2023 that generated $0.4 million of program fees during the year ended December 31, 2023, compared with $8.0 million earned during the year ended December 31, 2024. Such services for which we earn program fees include loan securitization services whereby our partners sponsor loans they originate into securitizations that we facilitate and in which we may also contribute loans we originate. We earned an additional $10.0 million of technology offering fees from the fulfillment of $2.3 billion and $1.6 billion in Partner-branded loan originations from which we earned weighted-average technology offering fees of 0.8% and 0.6% of loan principal sold during the years ended December 31, 2024 and 2023, respectively.
Servicing fees
Our servicing fees increased $6.6 million, or 35.6%, which corresponds to a $2.9 billion, or 55.8%, increase in the $8.1 billion and $5.2 billion unpaid principal balance of loans serviced during the years ended December 31, 2024 and 2023, respectively, partially offset by a decrease of 7 basis points in the weighted average servicing fee rate from 41 basis points to 34 basis points.
Interest income
Interest income remained flat year over year. Interest income earned from cash, cash equivalents, and restricted cash increased $2.7 million due to an increase in the weighted-average interest rates on cash deposits, offset by declines in interest earned from our loans of $2.5 million due to higher weighted average interest rates for the year ended December 31, 2023 compared to December 31, 2024.
Origination fees
Net origination fees increased $6.3 million or 10.8%, as a result of gross origination fees increasing $25.8 million, or 42.7%, which corresponds with increased principal balances of loans originated by us of $1.2 billion, or 60.0%, offset by an increase of wholesale broker fees of $19.5 million, which corresponds with a $1.0 billion increase in the principal balances of loans originated on which we pay such fees.

Gain on sale of loans, net

	For the Year Ended December 31,		Change
($ in thousands)	2024	2023	$	%
Realized gains
Whole loan sales	$105,470	$46,457	$59,013	127.0%
Securitized loans	21,128	9,384	11,744	125.1
Derivatives	52	—	52	n.m.
	126,650	55,841	70,809	126.8
Unrealized gain (loss)
Loans	10,665	(3,137)	13,802	n.m.
Marketable securities	2,708	(2,361)	5,069	n.m.
Derivatives	330	—	330	n.m.
	13,703	(5,498)	19,201	n.m.
	$140,353	$50,343	$90,010	178.8%
The gain on sale of loans we earned increased $90.0 million, or 178.8%, as a result of an increase of $70.8 million in the realized gains on loan sales resulting from a 1.4% increase in the weighted average price of loans sold, and by an increase in the unpaid principal balance of loans sold from $3.3 billion to $4.8 billion for the years ending December 31, 2024 and 2023. There was also a $13.8 million increase in the fair value of loans not yet sold resulting from an increase in the discount rates and a decrease in the prepayment speeds and default rates for the year ended December 31, 2023, compared to a decrease in the discount rates and an increase in the prepayment speeds for the year ended December 31, 2024. Additionally, there was a $5.1 million increase in marketable securities.
Gain on servicing asset, net

	For the Year Ended December 31,		Change
($ in thousands)	2024	2023	$	%
Additions	$50,557	$36,386	$14,171	38.9%
Realization of cash flows	(19,623)	(9,684)	(9,939)	102.6
Change in valuation inputs and assumptions	1,703	(4,619)	6,322	n.m.
	$32,637	$22,083	$10,554	47.8%
The fair value of our retained servicing rights increased $10.6 million, or 47.8%, resulting from a $6.3 million increase in the change in fair value of existing servicing assets due to a greater decrease in the prepayment speeds and lesser increase in the discount rates during the year ended December 31, 2023, compared to the year ended December 31, 2024. Additionally, there was a $14.2 million increase in new servicing assets retained upon a $1.5 billion increase in the unpaid principal balance of loans sold, partially offset by a $9.9 million increase in servicing fees collected.
Other revenue
Components of other revenue did not materially change as fees, and the net assets on which we charge those fees, were consistent during the years ended December 31, 2024 and 2023.

Operating Expenses
General and administrative

	For the Year Ended December 31,		Change
($ in thousands)	2024	2023	$	%
Compensation and benefits	$21,568	$18,562	$3,006	16.2%
Stock-based compensation	35,423	6,600	28,823	436.7
Amortization	26	10,410	(10,384)	(99.8)
Professional services	19,314	9,585	9,729	101.5
Impairment of capitalized software	10,873	—	10,873	n.m.
Other expenses	17,047	13,637	3,410	25.0
	$104,251	$58,794	$45,457	77.3%
Our general and administrative expenses increased $45.5 million, or 77.3%, consisting of a $3.0 million increase in non-equity compensation expense due to headcount increases; a $28.8 million increase in equity-based compensation, comprised of a $24.4 million increase due to award modifications resulting from the Separation and another $2.5 million due to other award modifications; a $9.7 million increase in legal and accounting professional service expenses; and a $10.9 million increase due to the write-off of capitalized software impairment costs during the year ended December 31, 2024 that we no longer intended to use for its intended purpose or that became obsolete. Additionally, there was a $10.4 million decrease in costs classified as technology and product development expenses during the year ended December 31, 2024.
Technology and product development

	For the Year Ended December 31,		Change
($ in thousands)	2024	2023	$	%
Compensation and benefits	$25,690	$28,288	$(2,598)	(9.2)%
Stock-based compensation	9,363	3,994	5,369	134.4
Software	9,688	7,333	2,355	32.1
Amortization	17,087	8,414	8,673	103.1
Other expenses	829	1,125	(296)	(26.3)
	$62,657	$49,154	$13,503	27.5%
The $13.5 million, or 27.5%, increase in technology and product development expenses reflects a $5.4 million increase in stock-based compensation expense primarily due to $6.6 million additional expense for warrants granted to a convertible preferred shareholder in exchange for services related to Figure Markets, partially offset by a decrease in other stock-based compensation of $1.2 million; a $2.4 million increase in licensing costs of third-party software; and an $8.6 million increase in net amortization representing a decrease of $1.7 million in amortization expense as a result of lower capitalized costs due to software impairment in the year ended December 31, 2024, offset by a $10.4 million increase in costs classified as general and administrative expenses during the year ended December 31, 2023. These increases were partially offset by lower compensation and benefits costs of $2.6 million due to reduced headcount costs.

Operations and processing
Operations and processing expenses increased $5.5 million, or 14.2%, which corresponds to a $3.8 million increase in operating vendor expenses to originate loans under FTI and a $1.2 million increase in compensation expense.
Sales and marketing
Our sales and marketing expenses increased $2.9 million, or 5.5%, primarily resulting from an increase of $3.6 million spent for advertising of products in FTI to drive an increase in loan originations.
Interest expense
Interest expense increased $7.2 million, or 14.7%, as we entered into new facility agreements for MSR financing and funding debt totaling an incremental $3.9 million of interest expense. There was also an increase in the amount financed for retained interests of $103.1 million, partially offset by a 30 basis point decrease in weighted average financing costs, resulting in an additional $3.5 million of expense.
Other income (expense), net

	For the Year Ended December 31,		Change
($ in thousands)	2024	2023	$	%
Change in fair value of digital assets	$13,603	$—	$13,603	n.m.
Investment impairment	—	(4,917)	4,917	n.m.
Settlement income	2,750	1,000	1,750	175.0
Digital asset impairment	(5,451)	—	(5,451)	n.m.
Other	1,955	1,014	941	92.8%
	$12,857	$(2,903)	$15,760	n.m.
Other income (expense), net increased $15.8 million, primarily driven by a $13.6 million increase in the value of Solana tokens and a related fund that we did not own during the year ended December 31, 2023, a write off of $5.5 million of digital assets held for sale during the year ended December 31, 2024, a $4.9 million write off of investments in the year ended December 31, 2023, and a $1.8 million increase in settlement income from the year ended December 31, 2024 compared to December 31, 2023.
Income Tax Provision
Income tax expense increased by $2.1 million. The provision for income taxes includes U.S. federal, state and local taxes. The effective tax rate for the year ended December 31, 2024 was approximately 9.7%, compared with (0.2)% for the year ended December 31, 2023. The effective tax rate for the years ended December 31, 2024 and 2023 differed from the U.S. federal statutory rate of 21.0% primarily due to tax credits related to our research and development activities as well as differences related to equity-based compensation and other temporary items. As of December 31, 2024, we recorded a full valuation allowance against our net deferred tax assets that primarily consist of cumulative net operating losses.
Noncontrolling Interests in Consolidated Subsidiaries
Third-party investors hold interests in entities that we consolidate, and to whom we allocate the net income or loss of those entities. During the year ended December 31, 2024, we allocated aggregate net income to those third-party investors whereas we allocated net loss during the year ended December 31, 2023.

Quarterly Results of Operations
The following table presents our unaudited consolidated statements of operations for each of the quarters indicated. The unaudited consolidated statements of operations for each quarter have been prepared on the same basis as the annual consolidated financial statements included in this prospectus and reflect all normal and recurring adjustments that are, in our opinion, necessary for the fair presentation of the results of operations for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in the prospectus.

($ in thousands)	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Net Revenue
Ecosystem and technology fees	$	$15,613	$8,484	$7,323	$6,452	$6,055
Servicing fees		7,191	6,856	6,483	6,212	5,694
Interest income		16,606	15,732	12,772	10,125	9,578
Origination fees		12,477	13,624	18,939	16,507	15,797
Gain on sale of loans, net		32,023	24,284	57,434	34,169	24,466
Gain on servicing asset, net		326	14,057	(2,057)	7,098	13,539
Other revenue		274	820	111	196	135
Total net revenue		84,510	83,857	101,005	80,759	75,264
Expenses
General and administrative		18,840	25,822	15,889	17,818	44,722
Technology and product development		17,416	16,250	16,080	15,296	15,031
Operations and processing		12,678	11,178	11,332	11,064	10,878
Sales and marketing		14,967	14,677	15,032	13,594	12,354
Interest expense		10,972	14,464	14,761	12,486	14,704
Other expense		1,565	2,267	1,775	2,756	1,420
Total expenses		76,438	84,658	74,869	73,014	99,109
Operating income (loss)		8,072	(801)	26,136	7,745	(23,845)
Other income (expense), net
Other income (expense), net		(7,455)	7,082	2,542	7,873	(4,640)
Total other income (expense), net		(7,455)	7,082	2,542	7,873	(4,640)
Income (loss) before income taxes		617	6,281	28,678	15,618	(28,485)
Income tax provision		1,230	389	1,253	559	(24)
Net income (loss)		(613)	5,892	27,425	15,059	(28,461)
Net income (loss) attributable to noncontrolling interests in consolidated subsidiaries		207	412	88	719	1,482
Net income (loss) attributable to Figure Technology Group	$	$(820)	$5,480	$27,337	$14,340	$(29,943)

Liquidity and Capital Resources
Sources and Uses of Funds
We maintain a capital-efficient model by utilizing a diverse set of funding sources. When we originate a loan directly or purchase a loan originated by our origination partners, we often utilize warehouse credit facilities with certain lenders to finance our lending activities or loan purchases. We sell the loans we originate or purchase from our origination partners to whole loan buyers and securitization investors, and earn servicing fees from continuing to act as the servicer on the loans. We proactively manage the allocation of loans on our platform across various funding channels based on several factors including, but not limited to, internal risk limits and policies, capital market conditions and channel economics. Our excess funding capacity and long-term relationships with a diverse group of existing funding partners help provide flexibility as we optimize our funding to support the growth in loan volume. For those loans sold through Figure Connect, we also collect fees as a source of funds. Our principal sources of liquidity are cash and cash equivalents, digital assets, available for sale securities, available capacity from warehouse and revolving credit facilities, securitization trusts, forward flow loan sale arrangements, and certain cash flows from our operations.
As of March 31, 2025, we had $384.5 million in cash and cash equivalents, which included $52.5 million in restricted cash, $18.0 million in digital assets held for sale at fair value, excluding digital assets held as collateral, and approximately $1.0 billion in available funding debt capacity, excluding purchase commitments from third-party loan buyers. As of December 31, 2024, we had $345.0 million in cash and cash equivalents, which included $57.8 million in restricted cash, $23.1 million in digital assets held for sale at fair value, excluding digital assets held as collateral, and $1.3 billion in available funding debt capacity, excluding purchase commitments from third-party loan buyers. We believe our principal sources of liquidity are sufficient to meet both our existing operating, working capital, and capital expenditure requirements and our currently planned growth for at least the next 12 months.
Other Funding Sources
In connection with asset-backed securitizations, we sponsor and establish trusts (deemed to be VIEs) to ultimately purchase loans facilitated by our platform. Securities issued from our asset-backed securitizations are senior or subordinated, based on the waterfall criteria of loan payments to each security class. The subordinated residual interests issued from these transactions are first to absorb credit losses in accordance with the waterfall criteria. We consolidate securitization VIEs when we are deemed to be the primary beneficiary and therefore have the power to direct the activities that most significantly affect the VIEs’ economic performance and a variable interest that could potentially be significant to the VIE. Where we consolidate the securitization trusts, the loans held in the securitization trusts are included in loans held for investment, and the notes sold to third-party investors are recorded in notes issued by securitization trusts in the consolidated balance sheets. Refer to Note 8 in the notes to the consolidated financial statements for further details.
Debt Obligations
Warehouse Credit Facilities
We fund substantially all of the loans we close on a short-term basis primarily through our warehouse credit facilities and from our operations. Loan production activities generally require short-term liquidity in excess of amounts generated by our operations. The loans we originate are financed through several warehouse credit facilities. Our borrowings are in turn generally repaid with the proceeds we receive from loan sales. We maintain warehouse credit facilities with separate third-party lenders through FL LLC, Figure REIT, Figure Markets Credit LLC, and their subsidiaries. Our warehouse credit facilities are primarily in the form of master repurchase agreements and loan participation agreements. Loans financed under these facilities are generally financed at approximately 80% to 100% of the principal balance of the loan (although certain types of loans are financed at lower percentages of the principal balance of the loan). Loans financed at less than 100% of the principal balance require us to fund the balance from cash generated from our operations. Once closed, the underlying loan that is held for sale is pledged as collateral for the borrowing or advance that was made under our warehouse credit facilities. In most cases, the loans will remain in one of the warehouse credit facilities for only a short time, generally less than 21 days, until the loans are sold. During the time the loans are held for sale, we earn interest income from the customer on the underlying loan. This income is partially offset by the interest and fees we pay due to borrowings from the warehouse credit facilities.
Our outstanding warehouse credit facilities as of March 31, 2025 include the following:

($ in thousands)	March 31, 2025
Debt	Final Stated Maturity	Borrowing Capacity	Balance Outstanding	Available Financing
Funding Debt
Warehouse Facility 1	November 2025	$250,000	$26,925	$223,075
Warehouse Facility 2	May 2025	350,000	165,821	184,179
Warehouse Facility 3	October 2025	100,000	50,417	49,583
Warehouse Facility 4	January 2026	335,300	107,180	228,120
Warehouse Facility 5	n.a.	—	12,646	—
REIT	October 2025	150,000	55,540	94,460
Warehouse Facility 6	May 2026	250,000	—	250,000
Warehouse Facility 7	August 2025	1,000	—	1,000

MSR Financing
Lender 1	June 2026	40,000	40,000	—

Financed Retained Interests
Retained Interest Facility	Various	250,000	152,709	97,291
		$1,726,300	$611,238	$1,127,708

Our outstanding warehouse credit facilities as of December 31, 2024 include the following:

($ in thousands)	December 31, 2024
Debt	Final Stated Maturity	Borrowing Capacity	Balance Outstanding	Available Financing
Funding Debt
Warehouse Facility 1	November 2025	$250,000	$28,286	$221,714
Warehouse Facility 2	May 2025	350,000	61,007	288,993
Warehouse Facility 3	October 2025	100,000	26,227	73,773
Warehouse Facility 4	January 2026	335,300	68,568	266,732
Warehouse Facility 5	n.a.	—	21,697	—
REIT	October 2025	150,000	99,204	50,796
Warehouse Facility 6	May 2026	250,000	—	250,000
Warehouse Facility 7	August 2025	1,000	—	1,000
Warehouse Facility 8	December 2024	—	—	—
Warehouse Facility 9	March 2025	10,550	—	10,550

MSR Financing
Lender 1	June 2026	40,000	40,000	—

Financed Retained Interests
Retained Interest Facility	Various	250,000	129,005	120,995
		$1,736,850	$473,994	$1,284,553
Warehouse Facility 8 matured in March 2025 and Warehouse Facility 2 was extended to May 2026. Warehouse Facilities 1, 3, and 7 and REIT will also be maturing in 2025, and we expect to let Warehouse Facilities 1, 3, and 7 mature and to extend the maturity of REIT. Other than as noted above, our warehouse credit facilities bear floating interest rates, are payable on a monthly basis, and contain certain financial covenants, such as minimum tangible net worth, minimum liquidity, maximum leverage ratios, required range of net income or loss during specified periods, and periodic financial reporting requirements. Failure to comply with these covenants may result in an acceleration of payment on outstanding principal and accrued interest. We have in the past not complied with certain of these covenants, which were subsequently waived by the applicable warehouse lender. Specifically, in the quarter ended December 31, 2022, we were not in compliance with the non-HELOC net income covenant under a closed end mortgage warehouse credit facility. We received a waiver for this breach and this warehouse credit facility was subsequently terminated in the quarter ended March 31, 2023. As of March 31, 2025, as of December 31, 2024, and as of the date of the filing of this registration statement, we were in compliance with the applicable covenants under each of our warehouse credit facilities. Our future capital requirements will depend on many factors, including, but not limited to, our continued access to debt facilities on terms that are favorable to us, our growth, our ability to attract and retain customers, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services, and technologies. From time to time, we may explore additional financing sources and means to lower our cost of capital, which could include equity, equity-linked and debt financing. We cannot assure you that any additional financing will be available to us on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted.

Cash Flows
The following table summarizes our consolidated cash flows for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2025	2024	2024	2023
Net cash used in operating activities	$(152,957)	$(31,048)	$(136,015)	$(28,868)
Net cash used in investing activities	(3,572)	(5,843)	(30,856)	(22,107)
Net cash provided by financing activities	196,032	119,837	336,124	65,788
Net Cash from Operating Activities
Comparison of the Three Months Ended March 31, 2025 and 2024
Net cash used in operating activities was $153.0 million for the three months ended March 31, 2025. Our main sources of cash provided by operating activities for the three months ended March 31, 2025 were $994.9 million of proceeds from loan sales, gross of interests retained in securitized loans and net of loan repurchases, $96.0 million of principal repayments on loans held for sale, and $7.0 million of receipts of servicing fees received. Our main uses of cash in our operating activities included $680.4 million paid to originate loans held for sale, $516.9 million of loans purchased and held for sale, $32.0 million to purchase interests retained in securitized loans as marketable securities, $17.2 million paid for employee compensation, and $10.8 million of marketing costs.
Net cash used in operating activities was $31.1 million for the three months ended March 31, 2024. Our main sources of cash provided by operating activities for the year ended March 31, 2024 were $1.1 billion of proceeds from loan sales, gross of interests retained in securitized loans and net of loan repurchases, $106.5 million of principal repayments on loans held for sale, and $5.0 million of servicing fee receipts. Our main uses of cash in our operating activities included $670.0 million paid to originate loans held for sale, $512.6 million of loans purchased and held for sale, $17.7 million paid for employee compensation, $16.1 million to purchase interests retained in securitized loans as marketable securities, and $8.6 million of marketing costs.
Comparison of the Years Ended December 31, 2024 and 2023
Net cash used in operating activities was $136.0 million for the year ended December 31, 2024. Our main sources of cash provided by operating activities for the year ended December 31, 2024 were $4.8 billion proceeds from loan sales, gross of interests retained in securitized loans and net of loan repurchases, $422.9 million principal repayments on loans held for sale, $24.7 million of receipts of servicing fees received, $20.0 million of white label fee receipts, and $15.3 million of payments on marketable securities. Our main uses of cash in our operating activities included $3.2 billion paid to originate loans held for sale, $2.0 billion of loans purchased and held for sale, $140.6 million to purchase interests retained in securitized loans as marketable securities, $75.6 million paid for employee compensation, and $42.6 million of marketing costs.
Net cash used in operating activities was $28.9 million for the year ended December 31, 2023. Our main sources of cash provided by operating activities for the year ended December 31, 2023 were $3.3 billion proceeds from loan sales, gross of interests retained in securitized loans and net of loan repurchases, $315.3 million principal repayments on loans held for sale, $19.0 million of servicing fee receipts, $5.8 million received from white label fees, and $3.8 million of payments on marketable securities. Our main uses of cash in our operating activities included $2.0 billion paid to originate loans held for sale, $1.5 billion of loans purchased and held for sale, $70.8 million paid for employee compensation, $42.1 million to purchase interests retained in securitized loans as marketable securities, and $42.1 million of marketing costs.

Net Cash from Investing Activities
Comparison of the Three Months Ended March 31, 2025 and 2024
Net cash used in investing activities was $3.6 million for the three months ended March 31, 2025, during which we primarily used $2.1 million to purchase digital assets, and $4.4 million to develop software that we capitalized, partially offset by $2.9 million of proceeds from digital asset sales.
Net cash used in investing activities was $5.8 million for the three months ended March 31, 2024, during which we primarily used $4.2 million to develop software that we capitalized.
Comparison of the Years Ended December 31, 2024 and 2023
Net cash used in investing activities was $30.9 million for the year ended December 31, 2024, during which we used $26.8 million to purchase digital assets, $16.6 million to develop software that we capitalized, and invested $3.3 million in a nonconsolidated fund, partially offset by $16.1 million of proceeds from digital asset sales.
Net cash used in investing activities was $22.1 million for the year ended December 31, 2023, during which we used $17.3 million to develop software that we capitalized, lent $4.0 million to the Provenance Blockchain Foundation Inc. (the “Provenance Foundation”), and purchased $0.8 million of digital assets.
Net Cash from Financing Activities
Comparison of the Three Months Ended March 31, 2025 and 2024
Net cash provided by financing activities was $196.0 million for the three months ended March 31, 2025, during which we borrowed $1.0 billion, gross of $0.9 billion repaid, and increased the amount outstanding to third-party loan owners by $49.9 million.
Net cash provided by financing activities was $119.8 million for the three months ended March 31, 2024, during which we borrowed $1.0 billion, gross of $1.0 billion repaid, increased the amount outstanding to third-party loan owners by $27.9 million, and raised $52.1 million from the issuance of preferred stock.
Comparison of the Years Ended December 31, 2024 and 2023
Net cash provided by financing activities was $336.1 million for the year ended December 31, 2024, during which we borrowed $4.6 billion, gross of $4.4 billion repaid, increased the amount outstanding to third-party loan owners by $81.9 million, and raised $71.8 million in proceeds from the issuance of preferred stock, net of offering costs.
Net cash provided by financing activities was $65.8 million for the year ended December 31, 2023, during which we borrowed $2.8 billion, gross of $2.8 billion repaid, increased the amount outstanding to third-party loan owners by $53.0 million, and borrowed $10.0 million from a related party that we repaid in full during the period.
Other Changes in Financial Position
Noncontrolling interest was $8.4 million for the three months ended March 31, 2025, an increase of $0.1 million from the year ended December 31, 2024, primarily due to an increase in net income attributable to the noncontrolling interest.
Noncontrolling interest was $8.3 million for the year ended December 31, 2024, an increase of $2.9 million from the year ended December 31, 2023, primarily due to an increase in net income attributable to the noncontrolling interest.

Other Factors Affecting Liquidity and Capital Resources
Operating Lease Obligations
Our operating lease obligations consist of our lease of real property from third parties under noncancellable operating leases, including the lease of its current office spaces. Operating lease expense for our office space was $0.6 million and $0.7 million for the three months ended March 31, 2025 and 2024, respectively, and $2.8 million and $2.9 million for the years ended December 31, 2024 and 2023, respectively. Our office leases are scheduled to expire between 2025 and 2026.
Available Liquidity and Capital Resources
As of March 31, 2025, our cash, cash equivalents, and restricted cash was $384.5 million, which included $234.5 million of cash held for the benefit of third parties. As of December 31, 2024, our cash, cash equivalents, and restricted cash was $345.0 million, which included $209.9 million of cash held for the benefit of third parties. The restricted cash held by us primarily relates to cash held by us on behalf of third-party loan sellers or buyers that represent collection of principal and interest from loan borrowers that we remit to those third parties as servicer of those loans.
Non-GAAP Financial Measures
In order to better help understand our financial performance, we use several key performance metrics that should be viewed independently of GAAP items, as these metrics are not intended to be combined with those items. Our determination and presentation of these metrics may differ from that of other companies. The presentation of these metrics is meant to be considered in addition to, not as a substitute for or in isolation from, our financial measures prepared in accordance with GAAP.
Adjusted Net Revenue
Adjusted Net Revenue is a non-GAAP financial measure used by our management to evaluate operating performance. Accordingly, we believe this measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. In addition, Adjusted Net Revenue provides a useful measure for period-to-period comparisons of our business, as it removes the effect of a non-cash, non-realized adjustment that is included in net revenue. Adjusted Net Revenue is defined as net revenue excluding the change in fair value of MSR associated with changes in our estimates that management has determined are not reflective of our operating performance.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure used by our management to evaluate operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, we believe this measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. In addition, Adjusted EBITDA provides a useful measure for period-to-period comparisons of our business, as it removes the effect of certain non-cash items, variable charges, non-recurring items, unrealized gains or losses or other similar non-cash items that are included in net income or expenses associated with the early stages of the business that are expected to ultimately terminate, pursuant to the terms of certain existing contractual arrangements or expected to continue at levels materially below the historical level, or that otherwise do not contribute directly to management’s evaluation of its operating results. Adjusted EBITDA is defined as net income excluding interest expense incurred in connection with our debt obligations other than debt associated with our funding of loans held for sale, income taxes, amortization and depreciation expense, stock-based compensation expense, non-cash changes in certain financial instruments, and other items that management has determined are not reflective of our operating performance.

The following table presents a reconciliation of net revenue to Adjusted Net Revenue and net income to Adjusted EBITDA for the three months ended March 31, 2025 and 2024:

	For the Three Months Ended March 31,
($ in thousands)	2025	2024
Total Net Revenue	$84,510	$75,264
Plus: Valuation Changes in Fair Value of MSRs	4,703	(5,292)
Adjusted Net Revenue	$89,213	$69,972

Net Income (Loss)	$(613)	$(28,461)
Plus: Valuation Changes in Fair Value of MSRs	4,703	(5,292)
Plus: Change in Fair Value of Digital Assets	9,962	—
Plus: Impairment of Capitalized Software	—	8,591
Plus: Impairment of Digital Assets	—	5,850
Plus: Other Asset Impairment Charge	—	—
Plus: Services Exchanged for Issuance of Warrants	2,970	81
Plus: Expenses Incurred in YLDS Registration	1,519	—
Plus: Restructuring Costs	758	2,034
Plus: Stock-Based Compensation Expense	2,411	23,209
Plus: Amortization of Internally Developed Software Costs	3,917	5,095
Plus: Non-Funding Interest Expense	3,732	439
Plus: Income Tax Provision	1,230	(24)
Adjusted EBITDA	$30,589	$11,522
Adjusted EBITDA Margin	34.3%	16.5%

The following table presents a reconciliation of net revenue to Adjusted Net Revenue and net income to Adjusted EBITDA for the years ended December 31, 2024 and 2023:

	For the Years Ended December 31,
($ in thousands)	2024	2023
Total Net Revenue	$340,885	$209,549
Plus: Valuation Changes in Fair Value of MSRs	(1,703)	4,619
Adjusted Net Revenue	$339,182	$214,168

Net Income (Loss)	$19,915	$(52,443)
Plus: Valuation Changes in Fair Value of MSRs	(1,703)	4,619
Plus: Change in Fair Value of Digital Assets	(10,674)	—
Plus: Impairment of Capitalized Software	8,591	—
Plus: Impairment of Digital Assets	5,859	—
Plus: Other Asset Impairment Charge	4,970	—
Plus: Services Exchanged for Issuance of Warrants	6,584	—
Plus: Restructuring Costs	2,498	1,822
Plus: Stock-Based Compensation Expense	38,726	13,450
Plus: Amortization of Internally Developed Software Costs	17,113	19,384
Plus: Non-Funding Interest Expense	7,387	696
Plus: Income Tax Provision	2,177	102
Adjusted EBITDA	$101,443	$(12,370)
Adjusted EBITDA Margin	29.9%	(5.8)%
Critical Accounting Policies and Estimates
Our combined financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of combined financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, operating results, and cash flows will be affected.
We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For more information, see Note 2 to our combined, consolidated financial statements included elsewhere in this prospectus.
Valuation of Loans, Securities, and Servicing Assets
Details of our processes for determining fair value are set out in Note 2 of our combined, consolidated financial statements included elsewhere in this prospectus. Estimating fair value requires the application of significant judgment. The type and level of judgment required is largely dependent on the amount of observable market information available to us. Assets and liabilities valued using internally developed valuation models and other valuation techniques that use significant unobservable inputs are classified at level 3, the lowest level in the fair value hierarchy defined under GAAP, and judgments used to estimate fair value of those assets and liabilities are more significant than those required when estimating the fair value of assets and liabilities classified within levels 1 and 2.

In arriving at an estimate of fair value for an asset or liability within level 3, we must first determine the appropriate valuation model or other valuation technique to use. Second, the lack of observability of certain significant inputs requires us to assess relevant empirical data in deriving valuation inputs including, for example, prepayment speeds, default rates, loss severities, discount rates, and valuations of comparable assets and liabilities. The methods used to estimate fair value may not result in an amount that is indicative of net realizable value or reflective of future fair values. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in fair value.
Refer to Note 2 of our combined, consolidated financial statements for a further discussion of the valuation of level 3 instruments, including unobservable inputs used, and Note 11 of our combined, consolidated financial statements for quantification of the significant inputs used to value level 3 assets and liabilities, as well as sensitivities of their effects on fair value.
Interest Income
We recognize interest income on certain assets, including certain interests retained in securitizations, using the prospective effective yield method in accordance with GAAP. This method requires we estimate the future expected cash flows over the life of the asset and to compute an effective yield that amortizes any purchase discount or premium into interest income over the expected term. Estimating future cash flows involves significant judgment and is inherently uncertain, including assumptions of prepayment rates, default rates, loss severity, and timing of cash flows, all of which can be influenced by changes in economic conditions, interest rates, and borrower behavior. We regularly review and, if necessary, update our cash flow projections to reflect changes in these assumptions. When such updates occur, we adjust the effective yield prospectively, which affects the amount of interest income recognized in future periods. Changes in our estimates of future cash flows can have a material impact on our financial results. For example, an increase in expected prepayment speeds would generally accelerate the recognition of any purchase discount into interest income, while an increase in expected credit losses would reduce the expected cash flows and thus lower the effective yield, decreasing interest income in future periods.
Internally Developed Software
We capitalize software development costs based on the intended use of the software. Costs for software developed for external-use are expensed during the research and development phase until technological feasibility has been established, which requires judgement and is typically when all high-risk development issues have been resolved through coding and testing, which generally occurs shortly before release to production. After that point, qualifying costs are capitalized until the product is ready for its intended use and amortized to cost of revenue over the estimated useful life, which estimate is subjective and dependent upon our expectations regarding the continued use of the software for its intended purpose. For internal-use software, costs are capitalized during the application development stage and expensed during preliminary project and post-implementation phases. Once the software is ready for use, capitalized costs are amortized on a straight-line basis over the estimated useful life and presented within technology and product development expenses. Capitalized software costs are evaluated for impairment at least quarterly or sooner if indicators of impairment arise.
Estimates of Our Equity Value
Our equity has not historically traded on active markets and the value of our equity relies upon significant judgement and estimates based on unobservable inputs. We estimate the fair value of our equity, with assistance from independent third-party valuation consultants, as determined in accordance with the guidelines outlined by the American Institute of Certified Public Accountants. The valuation of our equity involves estimates based on (a) the expectation of future cash flows that we will generate, discounted to the present using a rate based on rates of return available from alternative investments of similar type, quality, and risk and (b) application of a valuation multiple derived from a comparison of us to publicly traded comparable entities’ valuation (as adjusted for observable differences in growth, profitability, risk, and operations).
Equity-Based Compensation
We grant equity-based compensation awards that vest contingent upon time-based service and/ or performance conditions based upon a qualifying sale of our equity or achieving certain contractual thresholds. We generally expense the grant-date fair value of these equity-based compensation awards over the required service period, but not before we deem applicable performance conditions probable.
Income Taxes
We are subject to income taxes in the United States. The evaluation of our uncertain tax positions involves significant judgment in the interpretation and application of GAAP and complex laws, including the realizable portions of our net operating loss deductions and research and development tax credits. Although we believe our reserves are reasonable, no assurance can be given that the final outcome of these uncertainties will not be different from that which is reflected in our reserves. Reserves are adjusted considering changing facts and circumstances, such as the closing of a tax examination. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our financial condition and operating results.
Consolidation of Variable Interest Entities
The determination of whether or not to consolidate a VIE under GAAP requires a significant amount of judgment concerning the degree of control over an entity by its holders of variable interests. To make these judgments, we conduct an analysis, on a case-by-case basis, of whether we are the primary beneficiary, the party who has the power to direct the activities of a VIE that most significantly impact its economic performance and who has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE, and are therefore required to consolidate the entity. Management continually reconsiders whether we should consolidate a variable interest entity. Upon the occurrence of certain events, management will reconsider its conclusion regarding the status of an entity as a variable interest entity.
Legal and Other Contingencies
The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued, we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our consolidated financial statements.
Emerging Growth Company Status
As an “emerging growth company,” the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors.

Recent Accounting Pronouncements
See Note 2 to our combined, consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.
Quantitative and Qualitative Disclosures About Market Risk
Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices, equity prices, and other market-based risks. The primary market risks that we are exposed to are interest rate risk, prepayment speed risk, credit spread risk and credit risk through loans and securities held on our consolidated balance sheets, access to the securitization markets, investor demand for loans facilitated through our platform, and availability of funding under our current credit facilities. These risks are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets, liabilities and derivative positions are for non-trading purposes only. Our inability or failure to manage market risks could harm our business, financial condition, or results of operations. For a further understanding of how market risk may affect our financial position or results of operations, please refer to “—Critical Accounting Policies and Estimates.”
Credit Risk
Credit risk refers to the risk of loss arising from individual customer default due to inability or unwillingness to meet their financial obligations during the period that we own the loans. The performance of certain financial instruments, including loans, on our combined, consolidated balance sheets are dependent on the credit performance of loans facilitated by us. To manage this risk, we monitor customer payment performance through our lending platform and utilize our algorithms to price loans in a manner that we believe is reflective of their credit risk.
The fair values of these loans are estimated based on a discounted cash flow model which involves the use of significant unobservable inputs and assumptions. These instruments are sensitive to changes in credit risk.
Interest Rate Risk
Changes in interest rates, including changes in expected interest rates, affect (a) our net interest income, which is the difference between the interest income earned on assets and the interest expense incurred in connection with our debt obligations, and (b) the price of our investments and loans as impacted by yields required by the marketplace participants on interest rate instruments. Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control.
The interest rates charged on the loans that we and our partners originate are determined based upon a margin above a market benchmark at the time of onboarding. Increases in the market benchmark would result in increases in the interest rates on new loans. Increased interest rates may adversely impact the spending levels of our individual customers and their ability and willingness to borrow money. Higher interest rates lead to higher payment obligations, which may reduce the ability of individual customers to remain current on their obligations and, therefore, lead to increased delinquencies, defaults, customer bankruptcies and charge-offs, and decreasing recoveries, all of which could have a material adverse effect on our business.
We are subject to margin calls on our repurchase agreements, and changes in interest rates may impact our cost of borrowing. Future funding activities under the revolving credit facilities may increase our exposure to interest rate risk, as the interest rates payable on such funding are tied to short-term market rates. Furthermore, we may, from time to time, be a party to derivative agreements or financing arrangements that are subject to margin calls based on the value of such instruments. We seek to maintain adequate cash reserves and other sources of available liquidity to meet any margin calls resulting from decreases in value related to, in management's opinion, a reasonably possible change in interest rates.
Crypto Risk
Volatility in digital assets could significantly impact our business. Negative market sentiment towards digital assets could decrease demand for our products and services, including the utilization of Figure Exchange, and impact our revenue. Changes in regulations regarding crypto and digital assets could cause us to modify our business practices or cease offering certain services leading to increased costs or loss of revenue. Security breaches or technological vulnerabilities in the underlying blockchain networks could erode customer trust and negatively impact our reputation and business operations in the event of potential loss of digital assets due to hacking, theft or loss of private keys. Fluctuations in the liquidity of digital assets could affect our ability to execute transactions and manage our holdings effectively, potentially leading to financial losses.
Liquidity Risk
We may not be able to timely trade our servicing assets, retained interests in securitized loans, and certain digital assets restricted from sale as they are not generally traded on public, liquid markets and may be subject to legal and other restrictions on resale and/ or otherwise less liquid than publicly-traded securities. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises, including in response to changes in economic and other conditions.

BUSINESS
Business Overview
Figure is building the future of capital markets using blockchain-based technology.
Figure’s proprietary technology powers next-generation lending, trading and investing activities in areas such as consumer credit and digital assets. Our application of the blockchain ledger allows us to better serve our end-customers, improve speed and efficiency, and enhance standardization and liquidity. Using our technology, we continue to develop dynamic, vertically-integrated marketplaces across the approximately $2 trillion consumer credit market and the rapidly growing approximately $3 trillion cryptocurrency and digital asset market. As a result, Figure has grown quickly and profitably, with net loss of $1 million and Adjusted EBITDA of $31 million, for the three months ended March 31, 2025, and accumulated deficit of $322 million and total stockholders’ equity of $369 million, as of March 31, 2025, and net income of $20 million and Adjusted EBITDA of $101 million, for the year ended December 31, 2024, and accumulated deficit of $321 million and total stockholders’ equity of $363 million, as of December 31, 2024.
The infrastructure supporting capital markets today is fragmented and operates on legacy systems which employ antiquated processes for loan approvals and transaction processing. This creates process and cost inefficiencies in serving consumer credit markets and limits the development of alternative marketplaces. Furthermore, the manual elements underpinning the records of ownership and transfer of financial and real assets constrain liquidity, maintain elevated costs, and are error-prone.
Figure aims to address these challenges by using blockchain-based technology to innovate beyond legacy processes. We built a transformative, scaled and fast growing technology platform that displaces trust with truth in the financial ecosystem. Our platform also supports legacy systems, and our goal is to shift customer adoption towards blockchain-based solutions. Furthermore, our technology significantly reduces complexity and increases speed for market participants across the application, underwriting, funding and subsequent capital markets processes. Using our LOS, the time it takes to fund a home equity loan from application has been reduced to a median of 11 days from an industry average of approximately 42 days (based on data from industry sources) as of March 31, 2025. Additionally, the average production cost per loan was reduced to approximately $730 for the year ended December 31, 2024 from a mortgage industry average of $11,230 for the quarter ended December 31, 2024, according to the MBA. This is a result of our entirely automated application process that takes as little as five minutes to complete and as few as five days to fund. Our platform automates income verification and offers customers the ability to redraw without incurring closing or out-of-pocket costs. Additionally, our platform employs an automatic valuation model, replacing the traditional, time-consuming appraisal process, and utilizes a digital lien matching process instead of the traditional analog title search. It also facilitates remote closings, including remote notaries, in jurisdictions where permitted by applicable laws.
Our technology enables the immutable recording of all assets and their key information on Provenance Blockchain. Provenance Blockchain, an independent Layer 1 blockchain, provides the scale, security, speed and cost structure to facilitate activity across the broad financial services landscape as a record of truth for assets. Using loans as an example, this authenticity record provides a validation mechanism to support the traditional, off-chain processes we use for tracking and monitoring loan transactions. This record provides verified information regarding the chain of ownership for all of the loans originated on our platform. Adoption of our technology has scaled significantly with every asset passing through Figure’s system being recorded on Provenance Blockchain and accumulating over $50 billion in both real-world and digital asset transactions from our launch in late 2018 to March 31, 2025. According to data from RWA.xyz, our real-world assets total value locked is approximately $10 billion as of June 1, 2025 and our share of tokenized private credit is approximately 75% based on the value of outstanding loans originated as of June 18, 2025. Further, 71% of loans originated through our LOS, which include loans originated by Figure as well as by our partners, for the quarter ended March 31, 2025 utilized our DART platform, our lien and eNote registry that is built on Provenance Blockchain, compared to only 2% of loan originations for the year ended December 31, 2024. Of loans originated by our partners utilizing the Figure LOS (including wholesale (brokered) transactions), 65% utilized the DART Figure LOS and 49% utilized the DART platform. We pay a minimal amount in the form of HASH for our use of the Provenance Blockchain.
We began addressing the consumer credit market in 2018 with our Figure-branded product, which catered to direct-to-consumer home equity loans. We then expanded further through Partner-branded strategies, in which a growing number of partners use our technology to independently originate home equity loans. For the quarter ended March 31, 2025, we facilitated over $1 billion of home equity lending, representing an increase of 14% compared to the quarter ended March 31, 2024. For the year ended December 31, 2024, we facilitated approximately $5 billion of home equity lending, representing an increase of 51% compared to the year ended December 31, 2023, and a compound annual growth rate of 83% since March 31, 2021. As of March 31, 2025 we had onboarded a total of 153 partners.
Our relationship with our partners is based on our partners’ right to use our solutions. Once a partner is approved and onboarded, the partner enters into a contractual agreement with us for the right to use our LOS and Figure Connect marketplace in exchange for fees. These agreements typically have a fixed term with auto-renewals unless notice is given to terminate, are non-exclusive and do not obligate our partners to use our solutions.
In June 2024, we launched Figure Connect, an electronic marketplace that employs blockchain technology, to directly connect sellers and buyers of loans. During the short period of 10 months from launch in June 2024 to March 2025, approximately $260 million in HELOC volume was transacted on Figure Connect by third parties and 23 total marketplace participants (across loan originators, buyers and investors) were onboarded as of March 31, 2025.
With our technology applicable to the broader capital markets, we are expanding beyond our foundational solutions by developing trading and investing products. One example is Figure Exchange, a digital asset marketplace that provides customers advantages for crypto-trading, such as cross-asset collateralization for margin lending. Another example is YLDS, a groundbreaking interest-bearing peer-to-peer transferable stablecoin that is both native to a public blockchain and a security registered with the SEC. YLDS has many use cases resulting from its status as a security, including yielding collateral for institutions, cross-border payments and serving as the de-facto currency of Figure Exchange.
We believe that we have established a regulatory and licensing apparatus which sets us apart from our competitors and enables us to continue expanding our diverse product offering. We currently have more than 180 lending and servicing licenses, 48 money transmitter licenses, and are an SEC-registered broker-dealer with authority to operate an ATS, which operations are conducted in accordance with SEC and FINRA rules and regulations.
We generate revenue from the volume transacted on our marketplaces and through the use of our proprietary technology. We earn volume-based fees from partners and users who utilize our technology solutions to transact in our ecosystem. Within this usage-based model, we target positive unit economics in each of our solutions. In addition to our growing stream of ecosystem and technology fees, we also earn origination, gain on sale, and servicing revenue from assets generated through our LOS.
We have grown quickly in a capital-efficient manner since our founding, and more recently have achieved strong and growing profitability. For the three months ended March 31, 2025 and 2024, we generated net revenue of $85 million and $75 million, respectively, Adjusted Net Revenue of $89 million and $70 million, respectively, net loss of $1 million and net loss of $28 million, respectively, and Adjusted EBITDA of $31 million and $12 million, respectively, and as of March 31, 2025 and 2024, accumulated deficit of $322 million and $368 million, respectively, and total stockholders’ equity of $369 million and $272 million, respectively. For the years ended December 31, 2024 and 2023, we generated net revenue of $341 million and $210 million, respectively, Adjusted Net Revenue of $339 million and $214 million, respectively, net income of $20 million and net loss of $52 million, respectively, and Adjusted EBITDA of

$101 million and $(12) million, respectively, and as of December 31, 2024 and 2023, accumulated deficit of $321 million and $338 million, respectively, and total stockholders’ equity of $363 million and $222 million, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of Adjusted Net Revenue and Adjusted EBITDA and a reconciliation of such non-GAAP financial measures to certain directly comparable financial measures calculated in accordance with GAAP.
Current Industry Dynamics
There is a need for a vertically integrated capital markets infrastructure platform that provides one-stop digital technology solutions from asset origination to asset exchange. The industry currently operates via disparate, legacy approaches to consumer credit asset origination and funding and trading of those assets. These approaches are manual, time-consuming, expensive, error-prone and are unable to fully access market funding potential.
Friction in Access and Extension of Consumer Credit, with Challenging and Antiquated Funding Markets
There is significant friction in the process of accessing and extending consumer credit, which ultimately impacts even the highest quality borrowers. The vast majority of consumer credit today is extended by financial institutions that rely on manual, difficult-to-navigate processes burdened by dated technology.
Loan application processes that involve excessive paperwork, physical appraisals, expensive title processes and manual income verification result in slow timelines to approval and funding. For example, home equity loans can take approximately 42 days to complete, driving incremental costs for borrowers, according to industry sources.
Similarly, the legacy asset transfer process is paper-intensive, presents several burdens associated with manual assignments and document management, and relies heavily upon conventional loan-tracking databases, which are error-prone. Digitizing this process increases safeguards, provides greater transparency, and improves efficiency.
Additionally, in order to access off-balance sheet sources of funding today, originators seek institutional funding partners bilaterally and one-by-one. Often due to the lack of information transparency around assets and funding sources, the liquidity potential to facilitate incremental asset origination growth has not been fully unlocked. As an example, and based on data from industry sources, while the quantum of private credit capital raised globally grew by a compound annual growth rate of approximately 14% over the five-year period ended December 31, 2023 to reach over $1 trillion, and is estimated to reach $3 trillion by 2028, access to private credit remains challenging for originators. Similarly, investors struggle to obtain expeditious and consistent access to reliable, quality assets. Furthermore, the standardization and therefore, access to guaranteed capital is limited today to only the TBA market for agency mortgages, which historically allowed for the proliferation of mortgage entrepreneurs unburdened by capital markets constraints.
Limited Real-World Success of Blockchain Technology
There are limited examples of real-world success using blockchain technology. We believe that on-chain digital real-world assets continue to represent a greenfield of opportunity of significant scale. According to data from RWA.xyz and other industry sources as of April 2025, less than 1% of real-world assets are currently on blockchain. Using a blockchain-native ecosystem would reduce costs, improve liquidity and expand access to capital.
Additionally, there is a scarcity of interest-bearing stablecoins. Stablecoins offer a digitally native way to hold fiat value on-chain. They are designed to maintain a stable value, typically $1.00 per token, and are generally backed by bank deposits or government securities such as U.S. Treasury bonds held in trust by the stablecoin issuer. However, unlike a bank account, money market account, U.S. Treasury bonds, or corporate debt, most stablecoins do not pay their holder any yield. As of March 31, 2025, only 2% of the $240 billion of stablecoins in circulation yielded interest, according to CoinGecko. Paying any type of yield could cause a stablecoin to be subject to securities laws, including being required to be registered as a security. Figure has created YLDS to solve this by designing a digitally native blockchain-based stablecoin that is registered as a security with the SEC and offers a yield to token holders, which we believe should result in an uptick in adoption as compared to non-yielding stablecoins.
Our Solutions
Figure has built a vertically integrated suite of blockchain-based solutions that powers our marketplaces, including lending, trading, and investing activities in areas such as consumer credit and digital assets. Our solutions produce greater efficiency and liquidity across asset classes and markets.
Our vision is to create a one-stop, vertically integrated capital markets trading platform for consumer assets. As a first step, we developed a next-generation, proprietary LOS that drives fast, transparent and homogeneous loan origination. We have since paired this LOS with a loan distribution marketplace, Figure Connect, to enable access to a broad and growing pool of capital markets partners. Additionally, we created DART, our registry technology built on Provenance Blockchain, to provide certainty and transparency in asset ownership.
Our foundation for our differentiated infrastructure has been in the HELOC market. We entered the market through our own Figure-branded strategy, which we utilize to originate loans directly to borrowers, and have subsequently developed a Partner-branded strategy through which mortgage originators, servicers, banks, wholesale brokers, and credit unions can use our technology to originate and distribute their own loans. We facilitated approximately $5 billion in loans in 2024, up 50% from 2023, accumulating more than $14 billion in cumulative originations since the product was launched in late 2018 to March 31, 2025 and achieving the #1 market share in the non-bank HELOC lending market in 2024, as reported by Home Equity Lending News.
For the three months ended March 31, 2025, HELOC originations through our LOS utilization of Figure Connect and sales of loans contributed to 71% of our revenue and 72% of Adjusted Net Revenue including 14% from transactions via Figure Connect, and Servicing and Interest Income Revenue contributed the remaining 27%. All of our loan originations are recorded on Provenance Blockchain, which also starts the process of record keeping on traditional analog systems.
We have since developed and extended our infrastructure into additional use cases, including launching Figure Exchange, developing an ATS, and issuing the YLDS stablecoin. Going forward, we believe our infrastructure is portable across a broad array of activities on our roadmap, ultimately allowing us to deliver powerful synergies across our vertically integrated platform. Our Ecosystem Volume experienced a compound annual growth rate of 86% from the year ended December 31, 2020 to the year ended December 31, 2024. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics” for the definition of Ecosystem Volume and how we calculate it.
Proprietary Loan Origination System
In July 2018, we launched our proprietary LOS, which uses modern technology to help deliver efficiency, speed and lower costs at each stage of the loan origination process. Leveraging AVMs, digital title and lien matching, and digital income verification via data aggregators, we are able to offer HELOC loan approval in as little as five minutes and funding in as few as five days (median of 11 days during the three months ended March 31, 2025). In the three months ended March 31, 2025, 86% of the loans we facilitated were fully automated from the start of the application to the underwriting stage of the loan process.

In contrast to legacy lending infrastructure, our LOS is built upon a differentiated technology stack that digitizes key aspects of underwriting, including credit, income, and property. Our underwriting process is streamlined through a fully digital and paperless user interface that is simple, fast, and offers a superior user experience. Our operational processes reduce the work effort and error rate of applications and provide greater transparency and functionality for end-customers and partners. By deploying our modern LOS, we believe we are the first company to develop and offer a consumer-friendly HELOC product that can compete with unsecured personal loan alternatives and cash-out mortgage refinance products.
Our LOS excels in handling secured asset classes, such as HELOCs and mortgages, due to its robust infrastructure for data capture and verification. These capabilities are enhanced by data immutability and process compliance, as all loans and related data are recorded on a public blockchain, Provenance Blockchain. Our LOS also extends well to unsecured loans, such as personal loans and credit lines, given the automated underwriting that swiftly assesses borrower creditworthiness.
AVMs, digital title and lien matching, and digital income verification via data aggregators are used to satisfy credit policy, as well as consumer protection requirements. AVMs provide a reasonable estimation of value of the subject property, digital title and lien matching provide confirmation of title ownership, vesting language and the existence of any liens on the subject property, and digital income verification confirms the borrower’s income based on actual data. These tools are provided at arm's length by third-party service providers who regularly monitor data for accuracy. The traditional mortgage origination model uses full Uniform Residential Appraisal Reports interior / exterior field appraisals, full title abstracts and policies of insurance, and manual income verification through the use of pay stubs and phone calls made to the borrower’s place of employment. Substantial evidence exists that these are not always necessary.
Furthermore, we and our service providers work closely with record offices in counties around the United States to ensure all recordings are properly submitted. We use in-person notaries residing in the property state or county when remote notary services are not accepted by such state or county to mitigate the risk that a remote online notary session may be deemed invalid. We regularly update our policy to require in-person notaries in particular counties when such county rejects security instruments based upon improper notarization by a notary located in another state. In states and counties whose laws or recording processes do not support the use of our remote notaries, we use traditional, in-person notaries who notarize electronically signed closing documents. Currently, the majority of states allow the use of remote online notaries for security instruments securing liens on real property, although not every county in those states allows this practice. As of December 31, 2024, we used our remote online notaries to notarize security instruments in 63% of all of the counties where we recorded security instruments and 83% of all of the counties where we have recorded security instruments allow electronic recording of security instruments.

We have reduced the time from HELOC application to funding from an industry average of approximately 42 days, according to industry sources, to a median of 11 days for the three months ended March 31, 2025.
Our typical end-customers for HELOCs are homeowners with high creditworthiness, as seen through an average FICO score of 749 and average income of approximately $187,000 for originations during the year ended December 31, 2024. Our customer base values financial products that reflect their strong financial standing. We provide a HELOC product that is fast and convenient to our end-customers, and is an alternative to taking out personal loans or holding credit card balances. During the quarter ended March 31, 2025, 14% of the total principal amount of loans originated via our LOS were first-lien.
We deploy our LOS through two strategies:
•Partner-branded: Our partners are mortgage originators, servicers, banks, wholesale brokers, and credit unions. These partners use our consumer-facing application portal, which is branded in the partner’s name and provides homogeneous automated underwriting, loan-decisioning software, and loan closing tools. The offering is used by both retail and wholesale lenders. Our lending and distribution platform is designed to support the diverse business models of our network of lending partners.
Partner-branded loan originations have grown from $37 million for the last twelve months ended March 31, 2022 to approximately $4 billion for the last twelve months ended March 31, 2025. For the three months ended March 31, 2025, Partner-branded loans comprised 77% of our total loan originations.
Our network of partners has grown from four partners as of December 31, 2021, to 153 as of March 31, 2025, with our top 10 partners contributing 54% and 52% of our origination volume for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively. Our top 10 partners are medium to large non-bank finance companies in the mortgage industry. They are concentrated in the United States, with some having a nationwide presence and others focusing on specific regional markets.
•Figure-branded: We utilize the Figure-branded strategy to launch new asset classes through our LOS, which enables us to prove demand and product efficacy and validate results of upgrades and modifications.
As we refined our HELOC product, we worked quickly to develop a proof of concept through Figure-branded loans, with origination volume for Figure-branded loans growing from $309 million for the last twelve months ended March 31, 2019 to approximately $2 billion for the last twelve months ended March 31, 2025. For the three months ended March 31, 2025, Figure-branded loans comprised 23% of our total loan originations.
A number of our partners are not licensed to originate mortgage loans in each state, and as such, rely on our Figure-branded strategy. Over time, as these partners generate sufficient Figure-branded volume, it becomes a worthwhile investment for them to obtain required lending licenses, which enables them to shift to Partner-branded strategies and take control over their origination funnel.
Our LOS ensures a uniform underwriting process that helps generate standardized assets with enhanced transparency around collateral composition. As a result, loans originated through our LOS, both Partner-branded and Figure-branded, are highly attractive for loan purchasers and investors. In comparison, with bespoke non-conforming loans, investors can pick and choose, which makes it a long process that is difficult for originators and investors. Figure maintains high quality through its disciplined underwriting process, which automates credit decisions across 28 different criteria. As of March 31, 2025, Figure’s originated loans had loss rates of less than 1% of volume.
Figure Connect
In June 2024, we launched Figure Connect. Figure Connect is our custom-built marketplace platform that facilitates buying and selling of standardized assets that are originated through our LOS. These transactions utilize uniform underwriting, common documentation (such as loan agreements and credit policies), standardized representations and warranties, and are automatically recorded on Provenance Blockchain. Figure Connect enhances liquidity for loans originated through our LOS. Additional tools such as Portfolio Manager, which provide private credit loan purchasers seamless visibility into the current performance of their loans, foster further adoption and participation in our ecosystem. For the first 10 months since we launched Figure Connect in June 2024 to March 2025, approximately $260 million of loan volume was traded.
Sellers of loans transacted on Figure Connect pay a fee for utilizing our technology for origination, as well as a fulfillment fee associated with the execution of loan sales on our platform. Our pricing structure and unit economics are designed to further incentivize customers to transact on Figure Connect, as revenue received has historically exceeded costs incurred by a margin of at least 2%. This margin calculation is comprised of target revenue to the originator (origination fees and gain on sale of loans) and fees that the originator pays for the utilization of the Figure Connect marketplace.
In February 2025, we formed a joint venture with Sixth Street Partners, which is designed to be a consistent loan buyer within the Figure Connect ecosystem. We refer to this joint venture and its activities as a “Guarantor Vehicle.” The Guarantor Vehicle has been initially capitalized with $200 million. Our aim with Figure Connect is to enhance liquidity for loans originated on our LOS, and we believe the Guarantor Vehicle will significantly advance this goal.
Digital Asset Registry Technologies
In April 2024, we launched DART, our lien and eNote registry technology that is built on Provenance Blockchain for originators and investors to manage and track the ownership of loans as they move throughout the capital markets. DART addresses a significant market pain point in the mortgage industry—the complexities associated with manual assignments and systems, such as MERS. DART effectively “listens” to the immutable activity on Provenance Blockchain and automatically updates loan ownership information accordingly. Thus, by integrating this service into our proprietary technology platform, lenders can originate, pledge, and sell loans using Figure's secure technological framework, which includes the on-chain DART monitoring service, to ensure the efficient transfer of assets.
For the quarter ended March 31, 2025, 71% of loans originated through our LOS (including both Figure-branded and Partner-branded) were boarded onto DART, up from 2% for the year ended December 31, 2024.
Figure Exchange
In August 2024, we launched Figure Exchange, our real-time digital asset exchange that supports the efficient trading of various tokens including leading digital assets (e.g. BTC, ETH). Figure Exchange matches buyers and sellers, allowing for bilateral, self-settling and self-clearing trades that remove counterparty and settlement risk. In its first eight months since launch, Figure Exchange facilitated the trading of $962 million in volume without meaningful marketing efforts, of which $213 million was in the three months ended March 31, 2025.
The central tenet of Figure Exchange is to provide users with a one-stop shop for trading, lending, and borrowing across a wide variety of digital assets. With this goal in mind, our offering stands out from our competitors’ offerings due to:
•Democratized Prime: A pillar of our value proposition is the Democratized Prime offering, which disrupts the traditional prime brokerage infrastructure by allowing users to lend their assets or excess cash into the ecosystem at a market-clearing rate. Democratized Prime is a marketplace for asset lenders and borrowers to meet. It allows lenders to earn a yield on digital assets such as Bitcoin, and it provides borrowers access to these assets at a market-clearing rate. There is no intermediary, and instead pricing is set every hour by a Dutch-style auction. This structure allows users to not only capture incremental value from assets that they already hold but also to optimize allocation because the user can choose the most appropriate and efficient pool for their unique use case. We launched Democratized Prime in November 2024 and as of March 31, 2025 it had approximately $0.8 million in assets under management. The applicable fees and associated revenue for Democratized Prime is 50 basis points and are paid by the borrower. As of March 31, 2025, Democratized Prime had not generated revenue as we have provided the initial assets to support the platform while we build out funding distribution. Once Democratized Prime starts generating revenues, we expect them to be included in Ecosystem and Technology Fees. We expect Democratized Prime to grow as users begin to recognize its benefits. See “Prospectus Summary—Our Growth Strategy.”
•Decentralized Custody: Contrary to our regulated competitors that rely on centralized custody, Figure Exchange implements MPC wallets, which allow customers to have custody and control over their assets at all times. Unlike traditional exchanges where a central entity holds customers’ assets, MPC wallets let customers manage their assets directly. Each customer has a private key that is stored on such customer’s device or remembered as a series of words. This private key gives each customer access to such customer’s assets on the blockchain. In this system, customers’ assets can only be moved with the customers’ permission. Multiple parties, known as MPC hosts, share the responsibility of authorizing transactions. Each host holds a piece of the private key, and a transaction can only be completed when enough of these pieces come together. When customers decide to move their assets, they must use their private key to begin the transaction and the MPC hosts work together to verify and approve the transaction. The system then checks that such customer is the owner of the assets being moved before allowing the transaction to proceed.

The MPC protocol relies on (i) an on-chain policy, (ii) a set of policy agents, (iii) a record keeper (ledger) provider that serves as a “securities intermediary” as defined in UCC 8-102(a)(14)(ii), and (iv) the owner of the asset. The on-chain policy dictates the terms of asset perfection to ensure that transferring assets is free of existing encumbrances, particularly ownership. This protocol ensures the validity of asset ownership, which allows the subsequent release of the asset. These MPC wallets, in combination with the self-custody wallets on Provenance Blockchain held by every user of the platform, ensure customers of Figure Exchange maintain full control and agency over their assets. This approach ensures a security-perfected interest akin to self-custody for non-native assets, effectively delivering a compliant decentralized exchange.

•Digital Asset Cross-Collateralization: Inherently linked to our Democratized Prime offering is the ability our customers are expected to have to cross-collateralize their assets for their borrowing needs, as our on-chain platform allows for the streamlining of margin trading across multiple assets, reducing friction and minimizing each customer’s specific liquidity needs. This feature is not yet operational but we anticipate that it will be available to our users by the end of 2025.
•Access to Digital and Real-World Assets: The real world assets purchased by our deep and liquid capital marketplace can only be originated with our exclusive tokenization infrastructure. Our position as a leading HELOC originator and funding platform, coupled with our capabilities as a real-time digital asset exchange and yield-bearing stablecoin issuer, is difficult to replicate. We believe this unique combination will enable us to attract partner issuers, originators and asset owners who will use our solutions to tokenize and sell real-world assets in a manner that competitors may not be able to match. As our asset offering available for trading on Figure Exchange increases, the attractiveness of trading on our platform expands as we build towards the ultimate goal of becoming “the exchange for everything.”
We rely on Figure Exchange and our ATS as the technology and infrastructure that allow customers to trade digitally native securities and tokenized real-world assets. Figure Exchange and our ATS are designed to comply with all U.S. regulations relevant to them as a regulated Money Services Business that holds Money Transmission Licenses, and as a U.S. Broker Dealer with authority to operate an ATS, respectively. Outside of the United States, through our subsidiaries, Figure holds several crypto licenses, including a VASP registration in both the Cayman Islands and Ireland, and a securities investment business license in the Cayman Islands.

YLDS
In February 2025, we launched YLDS, a groundbreaking interest-bearing transferable stablecoin that is both native to a public blockchain, Provenance Blockchain, and a security registered with the SEC. As of March 31, 2025, YLDS outstanding stood at approximately $3 million. While YLDS is currently fully operational and generates revenues, given it is a recently launched product, its revenue recorded in interest income for the quarter ending March 31, 2025 was approximately $4.0 thousand. We anticipate revenues from YLDS to grow as adoption increases. See “Prospectus Summary—Our Growth Strategy.”
Our subsidiary, Figure Certificate Company (“FCC”), is registered with the SEC under the Investment Company Act as a face-amount certificate company. FCC’s Figure Certificates are registered with the SEC. YLDS are the Figure Certificates’ corresponding digital representation.
Built on Provenance Blockchain, YLDS offers investors a more stable and secure digital asset. It is backed by cash and cash equivalents, akin to prime money market funds. Since inception, YLDS has paid a constant interest rate of SOFR minus 0.50%. Transactions can be conducted 24 hours a day, seven days a week using U.S. dollars and other stablecoins on Figure Exchange, with the option to off-ramp to fiat during U.S. banking hours.
YLDS has many use cases. Benefiting from its status as a security, YLDS can be used as yielding collateral for institutions, which can also be utilized for trade settlement, payments, or cross-border remittances. Our goal is for YLDS to become the de-facto currency of Figure Exchange fungible with cash and transferable 24 hours a day, every day of the year. Furthermore, we believe that third-party interest in using YLDS has the potential to displace traditional money movement, particularly in DeFi, payments, and other applications such as collateral as we begin to mint YLDS on other Layer 1 blockchains.
Customers can buy YLDS from or sell it back to FCC. However, FCC is not permitted to hold digital assets like USDC and USDT. Consequently, purchases and redemptions of YLDS using USDC and USDT are facilitated by Figure Payments Corporation, which handles the sending and receiving of these digital currencies. Additionally, we are in the process of seeking approval to use YLDS as a settlement currency for digital asset trades, such as BTC. In the meantime, Figure Exchange and Figure Payments Corporation make it possible to buy BTC with YLDS by first swapping USD for YLDS and then using YLDS to buy BTC. This process allows YLDS holders to use YLDS as a form of payment when purchasing BTC.
Our Ecosystem’s Value Proposition
Our technology platform is designed to power our ecosystem of lending, trading and investing activities in areas such as consumer credit and digital assets. Embedded in our ecosystem’s value proposition is our use of blockchain-based technology to innovate beyond legacy processes. By enabling the immutable recording of all assets and their key information on Provenance Blockchain, our platform is able to displace trust with truth in the financial system, offering a reliable registry and source of asset ownership records.
Value Proposition to Partners
Digital Loan Origination System and Capital Markets Capabilities with Minimal Upfront Investment — We offer partners a turnkey LOS so they can provide fully automated and end-to-end solutions to their customers. Through our digital application, underwriting, and closing process, we have significantly reduced processing times for new originations and dramatically simplified the entire application process for end customers. We believe that our platform allows our partners to efficiently enter consumer credit markets, expanding their origination capabilities with minimal investments in technology, operations, resources, or ongoing maintenance support. Partners have the ability to offer their originated loans for sale directly through Figure Connect, accessing committed liquidity with transparent pricing, further mitigating their balance sheet and liquidity constraints.

Direct Access to Figure’s Broad and Deep Capital Markets Buyer Universe — Through Figure Connect, our partners have greater capital markets execution certainty on the sale of their originated loans. Partners can sell their loans directly to investors or deliver pools of loans into securitization vehicles without the need to find their counterparties bilaterally. The liquidity of our marketplace is further enhanced by the presence of our Guarantor Vehicle as a consistent loan buyer.
Ease of Onboarding — Our flexible platform was built to easily and quickly onboard partners, typically taking as little as one week from signing to launch. This flexibility enables partners to take advantage of market opportunities as they emerge, particularly those partners that do not have robust lending infrastructure or technology budgets. Our platform provides a fully packaged solution that allows our partners to launch with minimal technology spend and limited dedicated resources from their business.
Deepen Relationships with Existing Customers and Expand Target Market — Our platforms enable our partners to deepen relationships with their existing customers and reach a broader market through the use of a Partner-branded product. Our partners and their lending officers are able to capture additional revenue sources while incurring only a minimal increase in overhead costs. This can help transform our partners’ product-based sales teams, which have historically been dependent on infrequent transactions, into advisors with multi-product and more frequent sales opportunities based on customer needs.
Seamlessly Introduce New Products with Additional Revenue Sources — The modular and flexible nature of our technology can enable partners to more easily deploy new products. We believe the success of our foundational HELOC product is indicative of our ability to capture a larger opportunity as we seek to expand our product offering into new areas such as DSCR loans, personal loans, and student loans. We believe our infrastructure will effectively fulfill the product development function for our partners across lending markets in the future.
Value Proposition to Loan Purchasers and Securitization Investors
Enhanced Investor Reporting and Distribution — Our loan purchasers and securitization investors benefit from increased transparency, on-time asset performance, and enhanced distribution capabilities. We standardize our funded loans into homogeneous pools that can be efficiently distributed to loan purchasers on the private credit market and securitization investors. Utilizing Portfolio Manager to manage ledgers for our loans, we are able to provide faster and more accurate performance reporting to loan purchasers using the tool.
Access to our Marketplace of Homogeneous, Standardized Collateral — Investors onboarded to Figure Connect have the opportunity to purchase loans from multiple origination partners without the need for bilateral sourcing. Access to our marketplace, fully composed of loans originated through our LOS, increases the certainty of collateral composition to loan buyers and provides them with extended visibility for capital deployment.
Attractive Risk Adjusted Returns — Our current loan products offer a sophisticated asset diversification strategy for investors with strong relative value compared to personal loans and mortgages. Investors prefer our loan products because it has a yield similar to a personal loan plus a collateral benefit. Our loans have attractive underlying borrower profiles, characterized by high credit scores and stable credit performance. Credit losses of loans underwritten through our LOS have consistently remained approximately 1% or less, as of March 31, 2025.
History of Issuing Rated HELOC Securitizations — The HELOCs originated on our platform have been contributed into 13 securitizations sponsored or co-sponsored by FL LLC or other HELOC investors since April 2023. All securitizations were rated and had tranches that received a AAA rating. Our ability to issue rated HELOC securitizations enables loan purchasers with specific ratings requirements to invest in our products, while also providing a vehicle by which loan purchasers can contribute owned HELOC assets into our securitizations. Our ability to issue rated securitizations also improves the liquidity and marketability of our HELOCs in the secondary market.

Value Proposition to Exchange Customers
Full Asset Ownership and Control — Our MPC wallets protect cryptographic keys, allowing investors to maintain custody of their assets with the added reassurance that their keys are not easily misplaced.
Our MPC wallets protect cryptographic keys, allowing investors to maintain custody of their assets with the added reassurance that their keys are not easily misplaced. This differs from a traditional cryptocurrency wallet, where the complete private key required to authorize a transaction is either stored with a trusted custodian/exchange or held by the investor.
Access to Exclusive Tokenized Real-World Assets — Through our platform, Figure has the capacity to generate investable digital representations of real-world assets, in many instances creating liquidity for otherwise illiquid assets. Many of these now investable assets will be exclusively offered through Figure Exchange, increasing the benefit to users of participating in our product.
Disintermediated Lending and Borrowing — Anchored on our MPC-enabled self-custody technology, users are able to directly lend assets to borrowers within the ecosystem, effectively allowing for the monetization of assets set directly by a marketplace rather than based on pre-determined rates.
Digital Asset Cross-Collateralization — Through our use of MPC wallets, users of our platform are enabled to borrow against any assets held in their self-custody wallet. To obtain a loan, investors simply need to specify the asset and amounts they would like to offer as collateral. The collateral remains visible in the investor’s self-custody account, with a control hold placed on the assets while the loan proceeds are deposited into their account.
Value Proposition to YLDS Holders
SEC Registered Security — YLDS’ status as a security registered with the SEC enables institutional investors to incorporate it into their holdings. We believe SEC registration differentiates YLDS from competitors in a market where achieving mass adoption is critical for long term success.
Interest-Bearing Stablecoin — Most stablecoins offered by our competitors do not directly pay their holder any yield from the underlying assets backing the stablecoin’s value, as paying a yield would require a stablecoin to be registered as a security. YLDS is a solution that offers yield to token holders, which we believe should accelerate adoption.
Fully Transferable 24/7 Means of Payment — Contrary to legacy alternatives and fiat payment infrastructure, YLDS is transferable 24 hours a day, every day of the year, with instant settlement.
Sales and Marketing
Partner-Branded Strategy
We view our Partner-branded strategy as the engine for our future growth and they are the focus of our long-term customer acquisition strategy. We focus on developing new partner relationships and growing engagement with our existing partners, including supporting their training and marketing efforts. We have a dedicated Partnerships team to drive our Partner-branded strategy. This team is focused on expanding our partner network, onboarding new partners, and assisting our partners in supporting their own customers and loan originators.
We work closely with our partners to help them deploy quickly to begin realizing benefits from our platform. By investing in the success of our partners, we believe we are building a strong foundation for long-term relationships. Partners are supported by onboarding specialists that work to complete partner deployments. Depending on the type of relationship, onboarding can take as little as one week, including integrations to ensure funding and data flows are developed for each specific partner. To reduce friction during the sales process, there are no upfront costs charged to our partners to onboard or test. Deployment services are free to all partners and they are only assessed a delayed implementation fee if they fail to meet a minimum number of loans originated through the platform. Once onboarded, our customer success team remains connected to our partners to track partner performance, resolve customer or platform issues, solicit feedback, communicate changes, and drive future improvements. We also provide training services and maintain an online knowledge base with best practices and training information to help our partners educate their loan originators and market to their customers.
The Figure Connect platform enables loan originators to obtain forward commitments from buyers, secure active bids, and manage loan pricing. This system allows for the delivery of loan pools into commitments using standardized sale terms and documentation. The platform is designed to provide loan origination partners with control over their operations, supported by liquidity and transparent loan pricing management.
Figure Connect utilizes the Provenance Blockchain, a distributed proof-of-stake blockchain, to improve efficiencies for loan buyers and sellers. This integration reduces the settlement process from months to days. By standardizing key characteristics of loan pools and sale terms, Figure Connect aims to provide price certainty before loan origination, contributing to market liquidity by ensuring funding certainty for loan originators and clarity in collateral composition for loan buyers.
Partner retention is very high. 93% of the number of origination partners who accounted for 97% of the partner branded LOS volume in 2023 remained on the platform in 2024. Furthermore, we experienced a 185% net volume retention in 2024. We are not only retaining our origination partners but also enabling them to continuously expand usage and volume.
Figure-Branded Strategy
Our Figure-branded growth and marketing initiatives are primarily focused on bringing customers to our platform, where they can learn if they qualify for one of our loan products, namely a HELOC, and obtain approval in as little as five minutes and funding in as little as five days. Our Figure-branded products utilize a combination of online and offline, as well as paid and unpaid, marketing strategies. We continue to expand and enhance our customer acquisition strategies, and our largest Figure-branded customer acquisition channels include:
•Marketing affiliates — We advertise our products on the websites of a variety of online media partners, such as digital mortgage comparison shopping platforms and other marketing websites. We have worked with 12 such online media partners as of March 31, 2025.
•Direct mail — We direct mail based on customer credit data that is matched to housing data to identify individuals who both qualify for and may have a need for a HELOC. Our approach employs proprietary AI attributes, strengthened by our six-year operating history. This enables us to send precisely targeted, prescreened credit offers that are customized for each recipient. These offers include tailored messaging and creative positioning, resulting in a significant performance edge compared to other marketing channels.
•Paid marketing—We have extensive campaigns in paid search on both brand and non-brand, accounting for approximately 30% of our Figure-branded monthly volume for the three months ended March 31, 2025.
•Organic social media—As our brand recognition and reputation grow, an increasing number of potential customers come to our platform through our social media presence.
•Email marketing—We have an automated email program that sends customized messages and reminders to potential customers once they have created accounts to encourage them to complete their HELOC application.
•Online advertising—Search engines and social media channels enable targeted outreach to potential customers with specific messages.

We utilize these customer acquisition channels to launch Figure-branded products, test demand and product efficacy. We leverage diversified sales and lead channels, machine learning, and customer propensity data to ensure we have the broadest, most economical access to high-quality customers, and we invest in sales and customer success teams to support the partners that utilize our platform. Our Figure-branded products accounted for approximately 23% of our originations for the three months ended March 31, 2025.
Exchange Customers and YLDS
Our growth and user adoption in Figure Exchange has been, from a marketing standpoint, fully organic and product-led without investing in customer acquisition, evidencing the value add of our solutions. Going forward, we anticipate ramping up our adoption strategy as we undertake a two-pronged approach for sales and marketing. On one end, we plan to build out an institutional sales team set to target asset managers, fintechs, banks, market makers, exchanges, and other financial market participants that are set to benefit from our Figure Exchange offering and the multiple use cases of YLDS. On the retail side, we plan to target potential users through different online channels including social media and paid advertisement.
Market Opportunity
Our technology solutions are applicable to a broad range of lending and capital markets activities that are experiencing important trends and market dynamics. We target specific focus areas where we can address friction points and improve efficiency and liquidity by leveraging blockchain-based technology solutions. We consider our addressable market to be the volume of loans that can be originated using our LOS as well as the volume that can be transacted on our marketplaces for loans and digital assets. When taken together, we estimate that our addressable market today represents an approximately $130 billion dollar opportunity, as described in further detail below.
Origination and Distribution Marketplace
Our LOS platform and marketplace are set to displace legacy loan origination and delivery technology across consumer asset classes. While the home equity market is where we demonstrated proof of concept, we see the ability to deliver more streamlined financing solutions across other consumer assets. Our Figure Connect marketplace disintermediates the loan delivery process. Rather than relying on one-to-one transactions for distribution and trading, our marketplace facilitates interactions among multiple parties simultaneously, effectively transforming direct exchanges into a comprehensive marketplace on our platform for discovering prices. Similar to our LOS, our Figure Connect marketplace is expandable to broader consumer loan assets.
For example, Figure Connect currently supports assets originating within the Figure ecosystem, including DSCR and crypto-backed loans, with potential expansion to auto loans, personal loans and student loans. In the near future, we anticipate that Figure Connect will accommodate consumer loan asset sales from third-party originators, broadening the range of consumer loan assets available on our platform, such as residential transition loans and auto loans. To facilitate this expansion, we are developing a layer to enable non-Figure LOS originators to integrate their loans into our ecosystem and granting them access to Portfolio Manager. Additionally, our validator layer will ensure the integrity of third-party loans by verifying that they meet underwriting criteria, including validating the decision logic and the underlying input data used in credit decisions.
Our estimated total addressable market for our LOS and Figure Connect marketplace represents a $80 billion annual revenue opportunity. This is based on approximately $2 trillion of annual originations across consumer asset classes, including HELOCs, mortgage refinance, personal, credit card, and auto, according to the February 2025 - Equifax U.S. National Consumer Credit Trends Report - Originations and MBA, and an assumed take rate of approximately 4% based on our targeted pricing and our historical take rate revenue comprised of ecosystem and technology fees, origination fees, gain on sale, and capitalized servicing rights on a per volume basis. According to the Federal Reserve, the United States currently has approximately $35 trillion in outstanding home equity as of January 1, 2025.
Tokenization and Trading
Tokenization is the process by which real-world assets are digitally represented on a blockchain, enabling ownership of an underlying asset through ownership of a token. Our platform’s technology and infrastructure, particularly through Figure Exchange, allows for the trading of native digital assets and tokens. We believe that the market opportunity for tokenized securities is as large as the existing securities market and that the transition, once it begins, will happen quickly.
According to forecasts from industry sources, the asset tokenization opportunity is expected to expand to $16 trillion by 2030. These forecasts reveal a significant opportunity with tokenization, where Figure has a first-mover advantage. With an assumed take rate of 0.5%, based on the pricing that we plan to implement, the revenue opportunity could be over $80 billion.
Peer to Peer Transferable Stablecoins
We view the market opportunity of stablecoins as encapsulating elements of the global monetary supply. By removing layers of the current legacy systems, we believe the market opportunity is large. According to forecasts from Citigroup, the stablecoin market could reach $5 trillion by 2030. With an assumed take rate of 0.5%, based on the pricing of the Figure Certificates issued by our subsidiary, FCC, this revenue opportunity could be as large as $25 billion.
Competition
Our integrated loan origination and distribution technology solution faces competition from other originators’ proprietary systems and from third-party digital origination technology solutions providers. In particular, we compete with a variety of technology companies that aim to help legacy financial institutions with the digital transformation of their businesses, particularly with respect to originating, servicing, financing, and selling loans. This includes new products from legacy bank technology providers as well as newer companies focused entirely on lending software infrastructure for financial institutions. Within consumer loans, the extension of credit is highly competitive and increasingly dynamic as emerging technologies continue to enter into the marketplace. Our Partner-branded and Figure-branded originated loans compete in varying degrees with all other sources of secured and unsecured consumer credit, including depository and non-depository lenders (including retail and wholesale-based lenders) as well as other financial technology lending platforms.
We may also face competition from companies that have not previously competed in the consumer lending or financial services market, including companies with significant resources, large and experienced data science teams, and access to vast amounts of consumer-related information, including to information to which we do not have access, that could be used in the development of competing platforms and credit risk models.
We believe none of our competitors provide an offering equivalent to our platform, which we believe displaces legacy infrastructure at each stage of the loan lifecycle based on the principles of efficiency, customer experience, transparency, scalability, and flexibility. Specifically, we believe we distinguish ourselves from our competition through our technology and automation, streamlined originations, partner-accessible platform, and digitally native underwriting, which allows us and our partners to offer loan approvals in as little as five minutes and funding in as little as five days (subject to regulatory waiting periods), a fully electronic closing process, where allowed, a broad distribution network, and our embedded servicing and capital markets technology delivered via our blockchain-based ecosystem.
We believe we compete favorably based on the following competitive factors:
•speed and ease of use enabled through our blockchain-based technology;

•overall customer experience, including convenient access, product functionality, and transparency throughout the transaction;
•partner satisfaction, including ease of onboarding, scope of offering, and value-add to all parties in our ecosystem;
•flexibility, scalability, and the ability to innovate and improve rapidly;
•ability to competitively price loan products for customers, partners, and loan purchasers on the secondary market;
•ability to offer and sell loans efficiently and transparently in the capital markets; and
•brand awareness and reputation across the ecosystem.
As a still relatively nascent industry, the digital asset landscape continues to be shaped by evolving regulation, a shift in the composition of major players and expanding avenues for growth and business lines. For Figure Exchange, the closest competitors are incumbent centralized cryptocurrency and digital asset exchanges. YLDS faces direct competition from other stablecoin issuers, although the scope of YLDS is set to broaden as we aim to displace legacy fiat payment rails and traditional stores of value like money market funds. Furthermore, as regulatory sentiment is increasingly perceived as more favorable in the United States, we anticipate heightened competitive tension on the back of new entrants.
Exchange firms focused on digital assets are expanding their business latitude, evolving beyond basic cryptocurrency trading platforms to offer bundled services and products that aim to capture incremental portions of the value chain. At the same time, the collapse and retreat of major participants has left market vacuums to be occupied by new players, altering pre-established competitive dynamics.
Stablecoin issuance has seen a marked increase as regulatory sentiment towards cryptocurrencies has become more favorable in the United States. With the inherent volatility in cryptocurrencies, there is a demand for coins that can act as a reliable store of value, a first step if their ultimate goal is to displace fiat currency payments infrastructure and, effectively, decentralize finance. As such, participants are focused on achieving mass adoption and boosting activity as the market presents significant network effects that could suggest partial winner-takes-all dynamics.
Under this context, we believe Figure Exchange and YLDS offers differentiated solutions based on the following factors:
•decentralized custody where investors remain in full control of their assets;
•unique tokenized real-world assets that will be exclusive to Figure Exchange;
•disintermediated monetization of user assets via our Democratized Prime offering;
•platform infrastructure that allows users to cross collateralize assets, efficiently reducing margin requirements, the implied drag on returns, and increasing their overall access to secured credit;
•regulatory and licensing moat that limits our competitors capacity to offer our full comprehensive suite of products;
•YLDS status as a registered security permits institutional investors to hold it, with the increased attractiveness of receiving interest payments; and
•YLDS use cases for trade settlement and payments with transferability 24 hours, 7 days a week.

Research and Development
Our technology platform operates as the interface that drives efficiency, transparency, and certainty into the end-to-end loan origination and distribution process for our customers, partners, and our loan purchasers. We invest substantial resources in research and development to expand our platform by developing new components, features, and product offerings. Our product, engineering, and design teams build our platform and products in light of direct customer feedback, partner dialogue, market opportunity, and investor requirements. In addition, we continuously monitor our funnel to gain a deep understanding of the tasks and workflows we can make more efficient and user-friendly. We analyze the data from tens of thousands of applications flowing through our system to understand opportunities for driving further automation and improvements. We expect costs related to our research and development activities to increase in absolute dollars but decline as a percentage of total revenue as we continue to grow our business. We intend to leverage our existing platform in addition to hiring product, engineering, and design teams to expand our technology and launch products.
Intellectual Property
We believe that our success depends in part on our ability to obtain, establish, enforce, and defend intellectual property rights in our core technology and innovations. We rely on a combination of trademark, service mark, trade secret, patent, and copyright laws in the United States and other jurisdictions, as well as license agreements, contractual restrictions, non‑disclosure agreements, employee confidentiality, and intellectual property assignment agreements, and other contractual protections and confidentiality procedures, to obtain, establish, enforce, and defend our intellectual property rights. We seek to control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. Though we rely in part upon these legal, contractual, and procedural protections, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features, and functionality, and frequent enhancements to our software platform are more essential to establishing and maintaining our technology leadership position. In addition, we use open source software in certain aspects of our platform. The terms of various open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services. For additional information, see the section titled “Risk Factors—Risks Related to Intellectual Property—Our software contains third-party open source software components, which could subject our proprietary software to general release, restrict our ability to sell our products and subject us to possible litigation, claims or proceedings.”
As of December 31, 2024, we had pending patent applications for certain aspects of our proprietary technology in the U.S. and various other countries. We filed these applications through two international patent applications under the Patent Cooperation Treaty, which allows the applicant to seek patent protection for an invention in a large number of countries simultaneously. These patent applications are pending, and we do not yet have patent protection for the inventions that they cover. The examination of the patent application in any particular jurisdiction may not be successful. We may, in the future, seek patent protection for additional technology that we develop. As of December 31, 2024, we had registered the term FIGURE as a trademark in Australia, Canada, the European Union, Hong Kong, India, Japan, the United Kingdom, and the United States, and also registered the FIGURE logo as a trademark in China. We have also obtained trademark registrations for certain of our other business names and trademarks and may in the future seek additional trademark registrations in jurisdictions where we operate. In addition, we have registered domain names used in, or related to, our business, most importantly figure.com.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost‑effective. Intellectual property laws, procedures, and restrictions provide only limited protection, and despite our commercially reasonable efforts to protect our current and future intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, challenged, infringed, misappropriated, or otherwise violated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology, brand, or other intellectual property rights. We cannot guarantee that our existing and future patents, copyrights, trademarks, service marks, trade secrets, know‑how, domain names, and other intellectual property rights will provide us with competitive advantages, distinguish our products from those of our competitors, or prevent competitors from launching comparable products. Further, we may not be able to prevent third parties from infringing, diluting, misappropriating, or otherwise violating our intellectual property rights, and we may face challenges to the validity or enforceability of our intellectual property rights. Although we are not presently involved in intellectual property lawsuits, we may face allegations from third parties, including our competitors and “non‑practicing entities,” that we have infringed, misappropriated, or otherwise violated their intellectual property rights. For additional information, see the section titled “Risk Factors—Risks Related to Our Intellectual Property.”
Regulatory Environment
We, the loans facilitated through our platform, whether by us or our partners, and the other products and services we offer, are subject to a wide array of extensive and complex laws and regulations. Compliance with these laws and regulations may be subject to examination by various federal, state, and local government authorities. Failure to comply with applicable laws and regulations can lead to severe consequences, such as the revocation of necessary licenses or registration, loss of approved status, nullification or rescission of the loan contracts, class action lawsuits and other litigation, investigations, enforcement actions, and other regulatory and legal action and penalties, including civil and criminal liability. Moreover, we, along with our partners, vendors, and other service providers must comply with laws and regulatory frameworks that apply both directly to us and indirectly to our service providers. This includes compliance in areas such as privacy, data security, and data protection, especially given our role as a technology provider to financial services firms. Our contractual relationships with our customers also necessitate strict adherence to these legal and regulatory standards to ensure the integrity and security of our operations and services.
We hold licenses and currently offer (i) HELOCs directly to consumers through our Figure-branded solutions in Washington D.C. and all states other than Hawaii, and (ii) digital assets-secured personal loans in all states other than Idaho, Illinois, Kentucky, Maryland, Mississippi, South Dakota, Texas, Vermont, and Virginia. Our partners offer HELOCs and other loans directly to consumers using our technology in all states where they are appropriately licensed. In addition, we hold various licenses and registrations for the other financial services we offer at the federal and state level, including those related to consumer credit transactions, mortgage lending, loan servicing and collection activities, money transmission and digital assets transactions, the purchase and sale of whole loans, and other related transactions.
Below, we summarize several of the material federal and state lending, servicing, financial services, consumer protection, and related laws applicable to our business. Many states have laws and regulations that are similar to the federal laws referred to below, but the degree and nature of such laws and regulations vary from state to state:
•TILA, including the Home Equity and Ownership Protection Act, and Regulation Z promulgated thereunder and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions, require creditors to comply with certain lending practice restrictions, and limit the ability of a creditor to impose certain loan terms, take certain actions, or change the terms of a HELOC or other loans we make after origination.
•FDCPA, which provides guidelines and limitations on the conduct of certain debt collectors in connection with the collection of consumer debts. The FDCPA limits certain communications with third parties, imposes notice and debt validation requirements, and prohibits threatening, harassing, or abusive conduct in the course of debt collection. While the FDCPA primarily applies to third‑party debt collectors, debt collection laws of certain states impose similar requirements more broadly on creditors who collect their own debts. In addition, the CFPB prohibits unfair, deceptive, or abusive acts or practices (“UDAAPs”) in debt collection, including first‑party debt collection.
•RESPA and Regulation X promulgated thereunder, which require certain disclosures to be made to the borrower at application and closing, prohibit giving or accepting any fee, kickback, or other thing of value for the referral of real estate settlement services or accepting a portion or split of a settlement fee other than as fair market value for services actually provided, place limitations on affiliated business arrangements, and require mortgage servicers to comply with certain servicing practice obligations, including with respect to escrow account administration and maintenance.
•ECOA and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discouraging or discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act.
•FCRA and Regulation V promulgated thereunder, which impose certain obligations on consumer reporting agencies, users of consumer reports and those that furnish information to consumer reporting agencies, including obligations relating to obtaining consumer reports, marketing using consumer reports, taking adverse action based on consumer report information, addressing risks of identity theft and fraud, and protecting the privacy and security of consumer reports and consumer report information.
•Section 5 of the FTC Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd‑Frank Act, which prohibits UDAAPs in connection with any consumer financial product or service, and analogous state laws prohibiting unfair, deceptive, or abusive acts or practices.
•GLBA and Regulation P promulgated thereunder, which include limitations on financial services firms’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances require financial services firms to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and require financial services firms to disclose certain privacy notices and practices with respect to information sharing with affiliated and unaffiliated entities as well as to safeguard personal borrower information, and other state and federal laws and regulations relating to privacy and cybersecurity.
•SCRA, which allows military members to suspend or postpone certain civil obligations, requires creditors to reduce the interest rate to 6.0% on loans incurred before a servicemember entered active duty, and imposes certain obligations and restrictions on the enforcement of loans to servicemembers, including limitations on foreclosure or repossession of property securing certain loans, so that military members can focus on their duties.
•MLA, which provides disclosure requirements, interest rate limitations, substantive conduct obligations and prohibitions on certain behavior relating to loans made to covered borrowers, which include both servicemembers and their dependents.
•FHA and similar state fair lending laws, which prohibit discrimination in housing on the basis of race, sex, national origin, and certain other characteristics.
•Secure and Fair Enforcement for Mortgage Licensing Act, which imposes state licensing requirements on mortgage loan originators.
•The HMDA and Regulation C promulgated thereunder, which require financial institutions to maintain, report, and publicly disclose loan‑level information about their mortgage lending activity in order to help determine whether financial institutions are serving the housing needs of their communities, assist public officials in distributing public‑sector investment so as to attract private investment to areas where it is needed, and assist in the enforcement of fair lending and anti‑discrimination laws.
•State laws and regulations that impose requirements related to unfair or deceptive business practices and consumer protection, as well as other state laws relating to privacy, information security, cybersecurity, and conduct in connection with data breaches.
•State laws and regulations that impose licensing and other requirements related to money transmission, money services, and virtual currency activity, including with respect to the money transmitter licenses that we hold in most U.S. states and territories.
•The Flood Disaster Protection Act, which provides that a regulated lending institution may not make, increase, extend, or renew any loan secured by improved real property that is located in a designated special flood hazard area unless the improved real property is covered by a sufficient flood insurance policy.
•TCPA, and the regulations promulgated thereunder, which impose various consumer consent requirements and other restrictions in connection with telemarketing activity and other communication with consumers by phone, fax, or text message, and which provide guidelines designed to safeguard consumer privacy in connection with such communications.
•Electronic Signatures in Global and National Commerce Act, and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require financial services firms to obtain a consumer’s consent to electronically receive disclosures required under federal and state laws and regulations.
•Americans with Disabilities Act, which has been interpreted to include websites as “places of public accommodations” that must meet certain federal requirements related to access and use.
•Right to Financial Privacy Act and similar state laws that were enacted to provide the financial records of financial services firms’ customers a reasonable amount of privacy from government scrutiny.
•BSA, as amended by the USA PATRIOT Act, and regulations promulgated thereunder, which relate to compliance with anti‑money laundering, and counter‑terrorist financing laws and require us, as a money services business, broker-dealer, loan or finance company, and/or other regulated entity, to, among other things, develop, implement, and maintain an anti‑money laundering program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about customers.
•The FCPA and other applicable laws concerning or relating to public sector or private sector bribery or corruption.
•The regulations promulgated by OFAC under the U.S. Department of the Treasury related to the administration and enforcement of trade and economic sanctions against foreign jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system.
•Federal, state, and self-regulatory organization securities rules and laws, including, among others, the Securities Act, the Exchange Act, the Advisers Act, and the Investment Company Act, the rules and regulations adopted under those laws, including those adopted by FINRA, and similar state laws and regulations, which govern how we offer, sell, and transact in our loan financing products.

We are also subject to a variety of additional laws and regulations, such as those related to real estate, property and casualty insurance, title insurance, settlement services, mobile‑ and internet‑based businesses, data security, privacy, and consumer protection. See the section titled “Risk Factors—Regulatory, Tax and Other Legal Risks” for additional information and a discussion of our regulatory risks.
Data Privacy and Security
The data we collect, store, use, share, disclose, transmit, and otherwise process is integral to our business, serving as a key input to our operations and providing us with insights to improve our software platform and products. Our collection, use, receipt, and other processing or handling of data subjects us to numerous U.S. federal, state, and foreign laws and regulations regarding privacy, information security, and the collection, storage, sharing, use, transfer, disclosure, transmission, protection, and processing of certain types of data, including personal information and other non‑public data. These regulations include, for example, the GLBA, TCPA, FCRA, CCPA, the FTC Act, and New York’s Cybersecurity Law. We work to comply with, and to provide a platform and products that comply with, applicable laws, rules, and regulations relating to privacy, data protection, and information security. This commitment underpins our aim to build trust and provide a strong experience to customers.
Despite our efforts to comply with applicable laws, rules, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of such laws, rules, regulations, or other actual or asserted obligations, or our practices or software platform, could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, rules, regulations, or obligations. Our failure, or the failure by our partners, vendors, service providers, or customers, to comply with applicable laws, rules, or regulations or any other actual or asserted obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, use, disclosure or other processing of, personal information or other data relating to customers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing customers from using our software platform, or result in investigations or other proceedings by governmental agencies, private claims and litigation, and fines, penalties, and other liabilities. Such outcomes could adversely affect our business, financial condition, and results of operations. For additional information, see the section titled “Risk Factors—Information Technology and Data Risks.”
Employees and Human Capital
Our strong corporate culture is built upon respect for, and promotes the well‑being of, our employees, empowering them to rise to their full potential and deliver their top performance. We create this environment by placing a focus on training, developing strong teams, and creating an organized efficient workplace. We focus on the continuous education of our employees by providing opportunities for real‑time learning. We also strive to develop strong teams through our recruiting efforts, which focus on attracting hardworking individuals of diverse backgrounds and experiences. We also believe that the retention of employees who contribute to our success in measurable ways is key to sustaining our growth. We drive employee retention through our market‑based compensation philosophy and the adoption of unique employee benefits, such as mental health initiatives and financial wellness resources. We achieve workplace organization through the implementation of consistent policies and procedures that are widely communicated and reinforced regularly through training and executive leadership. In addition, our strong commitment to promoting diversity and inclusion has fostered a highly collaborative and motivated workforce. We intend to continue to evaluate our human capital resources in managing our business, including the measures we employ to maintain diversity in our workforce.
As of March 31, 2025, we had approximately 560 full‑time employees. We also engage contractors and consultants. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We have not experienced any work stoppages due to employee disputes, and we consider our relationship with our employees to be good.

Facilities
Our corporate headquarters are located in New York, New York, and consists of 7,558 square feet of office space pursuant to a lease held by FT that expires in September 2025. We have additional office space in San Francisco, California pursuant to a lease held by FT, in Charlotte, North Carolina pursuant to a lease held by FL LLC, and in Reno, Nevada pursuant to a lease held by FT and FL LLC.
All of our facilities are leased, and we do not own any real property. We believe that our existing facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available.
Legal Proceedings
From time to time, we are, and from time to time in the future may be, subject to legal proceedings and claims arising in the ordinary course of our business. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition, or results of operations.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and the current members of our board of directors as of                         , 2025:

Name	Age	Position(s)
Executive Officers
Michael Tannenbaum	37	Chief Executive Officer and Director
Macrina Kgil	50	Chief Financial Officer
Todd Stevens	52	Chief Capital Officer
Non-Employee Directors
Adam Boyden	56	Director
Michael Cagney	54	Director
David Katsujin Chao	58	Director
Sachin Jaitly	44	Director
June Ou	60	Director
Executive Officers
Michael Tannenbaum. Mr. Tannenbaum has served as our Chief Executive Officer since April 2024, and as a member of our board of directors since July 2024. Prior to joining Figure, Mr. Tannenbaum served as an executive at Brex, Inc., a technology and financial services company. Mr. Tannenbaum served as Brex's Chief Operating Officer from November 2021 to January 2024, and as its Chief Financial Officer and Chief Business Officer from July 2017 to November 2021. Earlier in his career, Mr. Tannenbaum held significant leadership roles at SoFi Technologies, Inc. (NASDAQ: SOFI) (“SoFi”), a financial services company, from July 2014 to July 2017, including as Chief Revenue Officer. Mr. Tannenbaum also worked at Hellman & Friedman, a private equity firm, and in the investment banking division at JPMorgan Chase, a multinational investment bank and financial services company. Mr. Tannenbaum graduated summa cum laude from Columbia University with a B.A. in Economics and Urban Studies.
We believe that Mr. Tannenbaum is well-qualified to serve on our board of directors because of his experience in the financial technology industry, as well as his transactional and strategic planning experience and financial acumen.
Macrina Kgil. Ms. Kgil has served as our Chief Financial Officer since December 2024. Prior to joining Figure, Ms. Kgil served as the Head of Finance at Flow.life, a real estate technology company, which is a position she held from July 2023 to November 2024. From November 2018 to November 2022, Ms. Kgil was also the Chief Financial Officer of Blockchain.com, a digital asset financial technology company. Concurrently, from November 2018 to June 2023, Ms. Kgil served as the Chief Financial Officer of Blockchain Venture Fund, a digital asset investment fund. Ms. Kgil’s career began at PricewaterhouseCoopers, followed by leadership roles at a variety of financial services firms, including Fortress Investment Group and OneMain Financial. Ms. Kgil holds a bachelor’s degree in Mineral and Petroleum Engineering from Seoul National University.
Todd Stevens. Mr. Stevens has served as our Chief Capital Officer since November 2023. Prior to joining Figure, Mr. Stevens served as Head of Capital Markets at Inveniam Capital Partners, a web3 software infrastructure company, from April 2021 to November 2023. From June 2004 to March 2020, Mr. Stevens served at Deutsche Bank in various roles, most recently as Global Head of Key Client Partners. At Deutsche Bank, Mr. Stevens was a member of the Global Wealth Management Executive Committee and oversaw a team of more than 70 people across seven countries. Mr. Stevens began his career at

PricewaterhouseCoopers. Mr. Stevens graduated magna cum laude with general honors from the University of Georgia with a B.B.A. in accounting.
Non-Employee Directors
Adam Boyden. Mr. Boyden has served as a member of our board of directors since March 2024. Mr. Boyden also previously served as a member of the board of directors of FT. Since September 2014, Mr. Boyden has also served as a general partner of RPM Ventures, a venture capital firm. From 2012 to 2013, Mr. Boyden served as the Chief Operating Officer of SoFi. From 2008 to 2012, he served as the President of Conduit Ltd., a cloud-based user engagement platform based in Israel. From 2006 to 2008, he served as the General Manager at Xfire, Inc., an instant messaging service and server browser for video games, and from 2004 to 2006 he served as their Vice President of Marketing and Business Development. From 2002 to 2004, Mr. Boyden was the founder and CEO of Openlane, Inc., an internet-based business-to-business automotive remarketing company. Mr. Boyden also currently serves on the boards of directors of Coterie Applications, Inc., an embedded insurance company, DailyPay Holdings, Inc., an on-demand pay solution, Family First, Inc., a caregiving software platform, Overalls Inc., a concierge benefits technology platform, Ao1 Holdings Inc. (d/b/a Players Health), a youth sports data and insurance platform, and Roost, Inc., a connected home technology platform. Mr. Boyden has a bachelor’s degree in engineering science from the University of Exeter and an M.B.A. from Stanford University’s Graduate School of Business.
We believe that Mr. Boyden is qualified to serve on our board of directors because of his extensive experience in the venture capital industry and as a founder and executive officer of technology companies.
Michael Cagney. Mr. Cagney has served as a member of our board of directors since March 2024. Mr. Cagney is one of our co-founders. Mr. Cagney also serves as the Chief Executive Officer of FMH, a position he has held since April 2024, and as the President of Figure REIT, a position he has held since October 2020. He is also a member of the board of directors of various of our subsidiaries. From January 2018 to March 2024, Mr. Cagney served as the Chief Executive Officer and as a member of the board of directors of FT. Mr. Cagney also served as Chief Executive Officer and President of FLC from January 2018 to July 2024. From 2011 to 2017, Mr. Cagney served as Chief Executive Officer and Chairman of the Board of SoFi, a technology and financial services company. Mr. Cagney’s career began at Wells Fargo, followed by founding roles at Finaplex, a wealth management software company, and Cabezon Investment Group, a global macro hedge fund. His significant contributions to the financial industry, particularly in leveraging blockchain technology, have garnered widespread recognition and accolades in professional circles and notable publications. Mr. Cagney holds a B.A. in Economics and an M.S. in Applied Economics and Finance from the University of California, Santa Cruz, and an M.S. in Management from Stanford University’s Graduate School of Business.
We believe that Mr. Cagney’s significant experience in financial services and technology, public and private market investment experience, financial acumen, and industry ties make him uniquely qualified to serve on our board of directors.
David Katsujin Chao. Mr. Chao has served as a member of our board of directors since March 2024. Mr. Chao also previously served on the board of directors of FMH and FT. Mr. Chao has served as the General Partner at DCM Ventures, a global venture capital firm which he co-founded, since January 1996. At DCM Ventures, Mr. Chao specializes in guiding portfolio companies in developing their corporate and product marketing strategies, building management teams, and forging domestic and international partnerships. Prior to DCM Ventures, Mr. Chao was a co-founder and acting Chief Financial Officer and Chief Technology Officer of Japan Communications Inc. (TSE: 9424), Japan’s first mobile virtual network operator. Earlier in his career, Mr. Chao worked as a consultant at McKinsey & Company and held significant leadership roles at Apple and Recruit, Japan’s largest HR infomediary corporation. Mr. Chao has served as a member of the board of directors of FT since July 2018. He also currently serves as a member of the board of directors of SoftBank Group (TSE: 9984). Mr. Chao has been recognized as a leading venture capitalist by Forbes Magazine and named to the Forbes Midas List Hall of Fame in 2016. He holds a B.A. from Brown University and an M.B.A. from Stanford University’s Graduate School of Business.
We believe that Mr. Chao is qualified to serve on our board of directors because of his experience in the lending, financial technology and blockchain technology industries, as well as his substantial transactional experience and his background in investment oversight.
Sachin Jaitly. Dr. Jaitly has served as a member of our board of directors since March 2024. Dr. Jaitly also currently serves on the board of directors of Figure Assets LLC and FMH and previously served as a member of the board of directors of FT. Since April 2021, Dr. Jaitly has also served as the founding General Partner of Morgan Creek Digital, a venture capital fund focused on web3 technologies. Since January 2018, he has also served as founding Managing Partner of Tessera Venture Partners, a venture capital fund focused on Blockchain and AI. Earlier in his career, Dr. Jaitly held various leadership roles at Datalogix Holdings Inc. (“Datalogix”), The Neat Company, flexEngage, Inc. (“flexEngage”), Nokia Corporation (“Nokia”), and General Electric. Dr. Jaitly was also the co-founder of flexEngage and participated in its acquisition by Klarna Holding AB, the acquisition of Nokia by Microsoft Corporation, and the acquisition of Datalogix by Oracle Corp. Dr. Jaitly holds a bachelor’s degree in International Business and an M.B.A. in Finance and Management from Rollins College. He also holds an Executive Education Certificate in Blockchain Technologies, Business Innovation and Application from the Massachusetts Institute of Technology and a Doctor of Business Administration in Finance from the University of Florida.
We believe that Dr. Jaitly is qualified to serve on our board of directors because of his experience in the financial technology and blockchain technology industries, as well as his background in investment oversight.
June Ou. Ms. Ou has served as a member of our board of directors since January 2025. Ms. Ou is one of our co-founders. She also serves as President of Figure Markets, Inc., a position she has held since May 2023, and previously served as President of FT from November 2022 to March 2024, overseeing the firm’s operations and strategic direction. Ms. Ou has deep experience in the financial technology industry, having served as the Chief Operating Officer of FT from January 2018 to November 2022 and as the Chief Technology Officer of SoFi from 2012 to 2017. Ms. Ou previously served as Chief Executive Officer of CCO Solutions, a provider of outsourced solutions to the hedge fund industry, and as Vice President of Engineering at Finaplex, Inc., a developer of financial services software. Ms. Ou holds an M.A. in International Relations from the University of Delaware, an M.S. in Applied Economics from the University of California, Santa Cruz, and an M.S. from Stanford University’s Graduate School of Business, where she was a Sloan Fellow.
We believe that Ms. Ou is qualified to serve on our board of directors because of her significant experience in lending, financial technology, and blockchain-related business, as well as her deep experience in technology and development operations.
Family Relationships
Mr. Cagney and Ms. Ou are husband and wife. There are no other family relationships among any of our executive officers or directors.
Code of Business Conduct and Ethics
Our board of directors intends to adopt a code of business conduct and ethics that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as our contractors, consultants, and agents. Following this offering, the full text of our code of business conduct and ethics will be posted on the investor relations page on our website at https://www.figure.com. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website identified above, or in filings under the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors will consist of               directors prior to the consummation of this offering.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment, and affiliations, our board of directors has determined that                , representing                 of our                 directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under the listing standards of                    . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Controlled Company
Upon the completion of this offering, Michael Cagney, our co-founder and member of our board of directors, will continue to control a majority of the voting power represented by our capital stock. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of                    . Under these corporate governance rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. We intend to rely on the foregoing exemptions provided to controlled companies under the corporate governance rules of                    . Therefore, immediately following the consummation of this offering, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee or an entirely independent compensation committee, and may not perform annual performance evaluations of the nominating and corporate governance committee and compensation committee unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If we cease to be a “controlled company” and our shares continue to be listed on                    , we will be required to comply with these provisions within the applicable transition periods. For additional information, see the section titled “Risk Factors—Risks Related to Ownership of Our Securities—We have elected to take advantage of the ’controlled company’ exemption to the corporate governance rules for                    -listed companies, which could make our Class A common stock less attractive to some investors or otherwise adversely affect our stock price.”
Board Committees
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until the earlier of their resignation or removal by our board of directors in its discretion.
Audit Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be                , and                , with                 serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and

the listing standards of                    applicable to audit committee members. Each member of our audit committee also meets the financial literacy requirements of the listing standards of                    . In addition, our board of directors has determined that                 is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following completion of this offering, our audit committee will, among other things:
•select, retain, compensate, evaluate, oversee, and, where appropriate, terminate our independent registered public accounting firm;
•review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;
•evaluate the independence and qualifications of our independent registered public accounting firm;
•review our financial statements, and discuss with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;
•review and discuss with management and our independent registered public accounting firm the quality and adequacy of our internal controls and our disclosure controls and procedures;
•discuss with management our procedures regarding the presentation of our financial information, and review earnings press releases and guidance;
•oversee the design, implementation, and performance of our internal audit function, if any;
•set hiring policies with regard to the hiring of employees and former employees of our independent auditor and oversee compliance with such policies;
•review, approve and monitor related party transactions;
•adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;
•review and discuss with management and our independent auditor the adequacy and effectiveness of our legal, regulatory, and ethical compliance programs; and
•review and discuss with management and our independent auditor our guidelines and policies to identify, monitor, and address enterprise risks.
Our audit committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of                    .
Compensation Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be               , and               , with                 serving as chairperson. The composition of our compensation committee will meet the requirements for independence under the rules and regulations of the SEC and the listing standards of                    , including                    ’s controlled company exemption. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Following completion of this offering, our compensation committee will, among other things:
•review, approve or make recommendations to our board of directors regarding the compensation for our executive officers, including our chief executive officer;

•review, approve, and administer our employee benefit and equity incentive plans;
•establish and review the compensation plans and programs of our employees, and ensure that they are consistent with our general compensation strategy;
•determine or make recommendations to our board of directors regarding non-employee director compensation; and
•approve or make recommendations to our board of directors regarding the creation or revision of any clawback policy.
Our compensation committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of                    .
Nominating and Corporate Governance Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our nominating and corporate governance committee will be               , and               , with                 serving as chairperson. The composition of our nominating and corporate governance committee will meet the requirements for independence under the listing standards of                    , including                    ’s controlled company exemption. Following completion of this offering, our nominating and corporate governance committee will, among other things:
•review and assess and make recommendations to our board of directors regarding desired qualifications, expertise, and characteristics sought of board members;
•identify, evaluate, select, or make recommendations to our board of directors regarding nominees for election to our board of directors;
•develop policies and procedures for considering stockholder nominees for election to our board of directors;
•review our succession planning process for our chief executive officer and any other members of our executive management team;
•review and make recommendations to our board of directors regarding the composition, organization, and governance our board of directors and its committees;
•review and make recommendations to our board directors regarding our corporate governance guidelines and corporate governance framework;
•oversee director orientation for new directors and continuing education for our directors;
•oversee the evaluation of the performance of our board of directors and its committees;
•review and monitor compliance with our code of business conduct and ethics, and review conflicts of interest of our board members and officers other than related party transactions reviewed by our audit committee; and
•administer policies and procedures for communications with the non-management members of our board of directors.
Our nominating and corporate governance committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable listing standards of                    .

Compensation Committee Interlocks and Insider Participation
The members of our compensation committee are                 and                . None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Director Compensation
No compensation was provided to our non-employee directors for the year ended December 31, 2024. Directors who are also our employees generally receive no additional compensation for their service as directors, though information about an equity award received by Mr. Cagney in 2024 is included in “Transactions with Executive Officers and Directors.” The compensation received by Mr. Tannenbaum as an executive officer is set forth in the section titled “Executive Compensation.”
The following table lists all outstanding equity awards held by directors as of December 31, 2024:

Name	Number of Shares Underlying Outstanding Options
Michael Cagney	4,559,904
Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. We anticipate adopting a formal compensation policy for our non-employee directors, which will govern their cash and equity compensation following the completion of this offering.
Limitation of Liability and Indemnification of Officers and Directors
To the fullest extent permitted by NRS Chapter 78, our directors and officers are not individually liable to us or any of our stockholders or creditors for any damages for breaches of fiduciary duties as a director or officer. Under Nevada law, unless otherwise provided in the articles of incorporation or pursuant to certain statutory exceptions, a director or officer is not individually liable for damages as a result of any act or failure to act in his or her capacity as a director or officer unless the statutory presumption established under NRS 78.138(3) (that such person, in deciding upon matters of business, acted in good faith, on an informed basis and with a view to the interests of the corporation) has been rebutted, and it is proven both that the act or failure to act constituted a breach of a fiduciary duty as a director or officer and that such breach involved intentional misconduct, fraud or a knowing violation of law.
Our amended and restated articles of incorporation will include a provision that eliminates the individual liability of our directors and officers to the fullest extent permitted under Nevada law.
In addition, our amended and restated articles of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by law. We will also be expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for certain liabilities, provided that such advancement is made upon receipt of an undertaking by the director or officer to repay the amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification.
Prior to consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. See “Certain Relationships and Related Party Transactions—Indemnification Agreements.”

We believe that these provisions of our articles of incorporation and Nevada law, indemnification agreements, as well as our maintaining directors’ and officers’ liability insurance, help to attract and retain qualified persons as directors and officers.

EXECUTIVE COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. As an emerging growth company, we have elected to take advantage of exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in this prospectus and, while an emerging growth company, our future periodic reports and proxy.
In 2024, our “named executive officers” (or “NEOs”) and their positions were as follows:
•Michael Tannenbaum, who serves as Chief Executive Officer and Director;
•Macrina Kgil, who has served as Chief Financial Officer since December 2, 2024; and
•Todd Stevens, who serves as Chief Capital Officer.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation philosophy and plans and arrangements as circumstances require. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2024.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Total
Michael Tannenbaum	2024	252,084	259,615	22,111,027	14,450,153	—	37,072,879
Chief Executive Officer and Director
Macrina Kgil(5)	2024	27,501	—	3,253,500	1,971,000	—	5,252,001
Chief Financial Officer
Todd Stevens	2024	309,375	—	2,952,250	1,788,500	151,547	5,201,672
Chief Capital Officer
_________________
(1)Amounts reflect the base salary actually paid to each executive for 2024.
(2)Represents the guaranteed bonuses payable to Mr. Tannenbaum pursuant to his offer letter.
(3)Amounts reflect the aggregate grant date fair value of restricted stock unit awards and stock options granted during 2024 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. The restricted stock units are subject to both service-based and liquidity event-based vesting conditions. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to executive officers in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.
(4)Amounts reflect quarterly performance-based bonuses that were earned by our NEOs based on performance during fiscal year 2024.
(5)Ms. Kgil commenced employment with us on December 2, 2024.

Narrative to Summary Compensation Table
2024 Salaries
Our NEOs receive a base salary to compensate them for services rendered to our company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. For fiscal year 2024, the annual base salaries for Mr. Tannenbaum, Ms. Kgil and Mr. Stevens were as follows: $375,000, $450,000 and $350,000, respectively.
Our board of directors may, from time to time, adjust base salaries in their discretion. Effective April 26, 2025, Mr. Tannenbaum’s annual base salary was increased to $450,000.
2024 Bonuses
We maintain a quarterly performance-based bonus program in which Mr. Tannenbaum and Mr. Stevens participated during fiscal year 2024. Ms. Kgil was not eligible to receive a 2024 bonus due to her commencement of employment in December 2024. Under the performance-based bonus program, each applicable NEO’s target bonus amount is expressed as a percentage of quarterly base salary. For fiscal year 2024, the target quarterly bonus amount for Messrs. Tannenbaum and Stevens was 100% and 50%, respectively. In addition, pursuant to his offer letter, Mr. Tannenbaum was entitled to guaranteed quarterly bonus payments as described below under “Executive Compensation Arrangements—Michael Tannenbaum.”
Prior to each quarterly bonus period, participants may elect to receive bonus payments earned for such quarterly bonus period in the form of cash or fully vested shares of common stock. No named executive officers elected to receive their bonus in the form of shares with respect to 2024.
For fiscal year 2024, under our quarterly performance-based bonus program, bonus amounts earned were based on achievement of certain quarterly company qualitative and quantitative metrics relating to our strategic and operational goals. The goals established for our NEOs under our 2024 bonus program were solely based on Company performance rather than individual performance. The performance metrics for each quarter are proposed by members of management and approved by our Chief Executive Officer. At the end of each quarter, a designated member of our board of directors approves the level of achievement for each performance metric. For fiscal year 2024, the company performance goals for the first quarter, second quarter, third quarter and fourth quarter were achieved at 100%, 100% , 100% and 85%, respectively. Effective April 1, 2025, Mr. Stevens’ target quarterly bonus amount was increased to 100% of his quarterly base salary.
Equity Compensation
We have historically granted stock options and RSUs to our employees, including our NEOs, to attract and retain them, as well as to align their interests with the interests of our stockholders.
Typically, stock options granted to our employees are intended to qualify as “incentive stock options” to the extent permitted under the Code, though we also grant non-qualified stock options where determined appropriate. The stock options granted to our NEOs are subject to time-based vesting as follows: 1/4th of the shares subject to the option vest on the first anniversary of the vesting commencement date, and 1/48th of the shares subject to the option vest monthly thereafter, subject to the executive’s continued employment through the applicable vesting dates.
In 2024, we granted option awards covering the following number of shares to Mr. Tannenbaum, Ms. Kgil and Mr. Stevens: 4,587,350, 675,000 and 612,500, respectively. All options granted to our NEOs in 2024 have an exercise price of $4.82 per share.
The RSUs granted to certain of our NEOs vest based on the satisfaction of both a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition is satisfied as follows: 1/4th of the shares subject to the RSUs vest on the first anniversary of the applicable vesting commencement date, and 1/16th of the shares subject to the RSUs vest in quarterly installments thereafter. The liquidity event-based vesting condition is satisfied upon the occurrence of (i) an initial public offering or SPAC transaction or (ii) a change in control prior to the seventh anniversary of the grant date. This offering will constitute a liquidity event for purposes of the RSUs.
In 2024, we granted RSU awards covering the following number of shares to Mr. Tannenbaum, Ms. Kgil and Mr. Stevens: 4,587,350, 675,000 and 612,500, respectively.
We currently maintain the Figure Technologies, Inc. 2018 Incentive Plan (the “2018 Plan”) in order to attract, retain, motivate and reward employees, non-employee directors and key consultants to our company and our subsidiaries. For additional information about the 2018 Plan, please see the section titled “Equity Compensation Plans—2018 Equity Incentive Plan” below.
In connection with this offering, we intend to adopt the 2025 Incentive Award Plan (the “2025 Plan”) in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and to enable our company to obtain and retain services of these individuals. Following the effective date of the 2025 Plan, we will not make any further grants under our 2018 Plan. However, the 2018 Plan will continue to govern the terms and conditions of the outstanding awards granted thereunder. For additional information about the 2025 Plan, please see “Incentive Compensation Plans—2025 Incentive Award Plan” below.
Other Elements of Compensation
Retirement Plan
We maintain a 401(k) retirement savings plan (the “401(k) plan”) for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
Employee Benefits and Perquisites
All of our employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
•medical, dental and vision benefits;
•short-term and long-term disability insurance; and
•life insurance.
We did not provide any perquisites or special personal benefits to our named executive officers in fiscal year 2024, but our compensation committee may from time to time approve them in the future when our compensation committee determines that such perquisites are necessary or advisable to fairly compensate or incentivize our employees.
No Tax Gross-ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by us.

Clawback Policy
In connection with this offering, we will adopt a compensation recovery policy that is compliant with the listing rules of the              , as required by the Dodd-Frank Act, to be effective upon the completion of this offering.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2024.

	Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael Tannenbaum	6/14/2024(1)	794,387	3,792,963	—	4.82	4/22/2034	—	—	—	—
	6/24/2024(2)	—	—	—	—	—	—	—	4,587,350	22,111,027
Macrina Kgil	11/19/2024(1)	13,398	661,602	—	4.82	12/02/2034	—	—	—	—
	11/19/2024(2)	—	—	—	—	—	—	—	675,000	3,253,500
Todd Stevens	11/29/2023(1)	77,926	197,074	—	4.99	11/29/2033	—	—	—	—
	11/29/2023(1)	3,803	9,616	—	4.99	11/29/2033	—	—	—	—
	11/19/2024(1)	20,962	591,538	—	4.82	11/11/2034	—	—	—	—
	11/19/2024(2)	—	—	—	—	—	—	—	612,500	2,952,250
_______________
(1)1/4th of the shares subject to the option vest on the first anniversary of the vesting commencement date, and 1/48th of the shares subject to the option vest monthly thereafter, subject to the executive’s continued employment through the applicable vesting dates.
(2)Represents RSUs that vest based on the satisfaction of a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition is satisfied as follows: 1/4th of the shares subject to the RSU vest on the first anniversary of the applicable vesting commencement date, and 1/16th of the shares subject to the RSUs vest in quarterly installments thereafter, subject to the executive’s continued employment through the applicable vesting dates. The liquidity event-based vesting condition is satisfied upon (i) an initial public offering or SPAC transaction or (ii) a change in control.
Executive Compensation Arrangements
Michael Tannenbaum
In connection with his appointment, we entered into an employment letter agreement with Mr. Tannenbaum, which provides (i) for an initial term of three years expiring on April 22, 2027, (ii) successive one-year term renewals, and (iii) that Mr. Tannenbaum is an at-will employee. Pursuant to Mr. Tannenbaum’s letter agreement, his initial annual base salary was $375,000 and his annual bonus opportunity target is 100% of his base salary, with such bonus earned quarterly subject to achievement of performance goals determined by our board of directors. For the first year of his employment with us, Mr. Tannenbaum will receive bonus payments of no less than $72,115.38 for the fiscal quarter ending June 30, 2024, $93,750 for the next three fiscal quarters, and $21,634.62 for the fiscal quarter ending June 30, 2025.
Mr. Tannenbaum’s letter agreement provides for the grant of an option award over 4,587,350 shares of our common stock and for the grant of a restricted stock unit award over 4,587,350 shares of our common stock, with such option grant scheduled to vest as to 25% on April 22, 2025 and in ratable monthly installments over the next 36 months, and the restricted stock units scheduled to vest as to 25% on April 22, 2025 and in ratable quarterly installments over the next 36 months, provided that the restricted stock unit award will not be eligible to vest until the occurrence of a specified liquidity event, including the occurrence of the effectiveness of the registration statement of which this prospectus forms a part.
Pursuant to the terms of his employment letter agreement, in the event that Mr. Tannenbaum’s employment with us is terminated by us without “cause” or by Mr. Tannenbaum in a “resignation for good reason” (as such terms are defined in his letter agreement) then, subject to his execution of a release of claims, he will receive the following benefits:
•A lump sum payment equal to his annual base salary as then in effect;
•A lump sum payment of any earned but unpaid quarterly bonus, or, in the event such termination occurred prior to April 22, 2025, any bonus amounts fixed pursuant to his letter agreement that have not yet been paid;
•A lump sum payment equal to $93,750, pro-rated for the number of days he was employed during the fiscal quarter in which the termination occurs;
•Subsidized coverage under our health and welfare benefit plans on the same basis as provided to our similarly situated employees for a period of 12 months; and
•Accelerated vesting of his option and restricted stock unit awards provided for under his letter agreement in a number of shares equal to the shares that would have vested had his employment continued for an additional year.
Additionally, if such termination of employment occurs within 12 months following a “change of control” (as defined in his letter agreement), 100% of the option and restricted stock unit awards provided for under his letter agreement will become vested, subject to his execution of a release of claims.
Macrina Kgil
FTI entered into an offer letter with Ms. Kgil, dated October 30, 2024, to serve as our Chief Financial Officer effective as of December 2, 2024. The offer letter with Ms. Kgil provides for (i) an annual base salary of $450,000, (ii) eligibility to participate in an annual bonus program with a target bonus equal to 33% of her quarterly base salary, (iii) a one-time sign-on bonus equal to $125,000, payable upon Ms. Kgil’s completion of 90 days of employment with us, and (iv) eligibility to participate in company-sponsored benefit plans.
The offer letter further provides for the grant of an initial option award covering 675,000 shares of our common stock and the grant of an award of 675,000 restricted stock units. The option award vests as to 25% of the option on the 12-month anniversary of Ms. Kgil’s start date, or December 2, 2025, with the remaining 75% of the option vesting in ratable monthly installments over the next 36 months, subject to her continued service through the applicable vesting dates. The RSUs vest based on the satisfaction of a service-based vesting condition and a liquidity event-based vesting condition. The service-based vesting condition becomes satisfied, contingent on continued employment, as to 25% of the RSUs on December 2, 2025 and then in ratable quarterly installments for the following 36-month period, and the liquidity event-based vesting condition becomes satisfied upon the occurrence of a liquidity event within 7 years of the date such RSUs were granted.
Additionally, if Ms. Kgil’s employment is terminated by us without “cause” or by Ms. Kgil in a resignation for “good reason” within 12 months following a “change of control” (each as defined below), 100% of the option awards provided for under her letter agreement will become vested, subject to her execution of a release of claims. For these purposes the following definitions apply.

“Cause” means (i) Ms. Kgil’s failure to substantially perform her material duties and obligations as a service provider (for reasons other than death or disability), which failure is not cured to the sole and reasonable satisfaction of the Company; (ii) Ms. Kgil’s failure or refusal to comply with the policies, standards and regulations established by the Company from time to time, which failure is not cured to the sole and reasonable satisfaction of the Company; (iii) any act of personal dishonesty, moral turpitude, fraud, embezzlement, misrepresentation, or other unlawful act committed by Ms. Kgil that results in harm to the Company or its affiliates, including financial or reputational, which harm is determined in the Company’s sole and reasonable discretion; (iv) Ms. Kgil’s violation of a federal or state law or regulation applicable to the business of the Company or its affiliates; (v) Ms. Kgil being convicted of, or entering a plea of nolo contendere or guilty to, a felony under the laws of the United States or its equivalent in the jurisdiction in which the act that constituted the felony occurred; (vi) Ms. Kgil’s material breach of the terms of any agreement between her and the Company (or any affiliate of the Company); or (vii) the Company’s economic duress or necessity, as determined by the Company in its sole and reasonable discretion. With respect to (i) and (ii) above, only, Ms. Kgil will have ten days to cure following written notice of her failure or refusal to perform or comply, provided that whether the failure is curable is within the Company’s sole and reasonable discretion.
“Good Reason” means, without Ms. Kgil’s consent and subject to the notice, cure and other requirements set forth below: (i) a material diminution of Ms. Kgil’s base salary, unless such diminution is part of a generalized salary reduction affecting similarly situated employees; provided that a diminution of 10% or less in any one calendar year will not be deemed material; (ii) a material diminution of Ms. Kgil’s authority, duties or responsibilities as an employee relative to such authority, duties or responsibilities in effect immediately prior to such diminution; provided that Ms. Kgil’s authority, duties and responsibilities will not be deemed to be materially reduced if Ms. Kgil has reasonably comparable authority, duties and responsibilities as an employee with respect to the Company’s business following a Change of Control (as defined below), regardless of any change in title or whether he or she subsequently provides services to a subsidiary, affiliate, business unit, division or otherwise; (iii) a material change in the principal geographic location at which Ms. Kgil must perform services for the Company (a relocation to a facility or a location that would not increase Ms. Kgil’s one-way commute distance by more than 35 miles from her then principal residence shall not be considered a material change in geographic location); or (iv) a material breach by the Company of the agreement under which Ms. Kgil provides services to the Company.
“Change of Control” means either: (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation or stock transfer, but excluding any such transaction effected primarily for the purpose of changing the domicile of the Company), unless the Company’s stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity (provided that the sale by the Company of its securities for the purposes of raising additional funds shall not constitute a Change of Control); or (ii) a sale of all or substantially all of the assets of the Company.
Ms. Kgil also entered into an At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement in connection with her commencement of employment, pursuant to which she is subject to perpetual confidentiality obligations and 12-month post-termination non-compete and non-solicitation of customers and employees covenants.
Todd Stevens
FT entered into an offer letter with Mr. Stevens, dated October 27, 2023, to serve as our Head of Blockchain Capital Markets, effective as of November 13, 2023. The offer letter provides for (i) an annual base salary of $275,000, (ii) eligibility to participate in an annual bonus program with a target bonus equal to 50% of his quarterly base salary, and (iii) eligibility to participate in company-sponsored benefit plans.

The offer letter further provides for the grant of an initial option award covering 275,000 shares of our common stock which vests, contingent on continued employment, as to 25% of the option on the first anniversary of Mr. Stevens’ start date, with the remaining 75% of the option vesting in ratable monthly installments over the following 36-month period.
Mr. Stevens also entered into a Confidential Information and Invention Assignment Agreement in connection with his commencement of employment, pursuant to which he is subject to perpetual confidentiality obligations and a 12-month post-termination non-solicitation of employees covenant.
Equity Compensation Plans
The following summarizes the equity compensation plans we intend to adopt in connection with this offering and the material terms of the 2018 Plan.
2025 Incentive Award Plan
In connection with this offering, we intend to adopt the 2025 Plan, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2025 Plan have not yet been determined.
2018 Equity Incentive Plan
As of December 31, 2024, our NEOs held awards granted under the 2018 Plan. The 2018 Plan was originally adopted by the board of directors of FT and approved by the stockholders of FT in 2018, and most recently amended in January 2022. In connection with the Separation we assumed the 2018 Plan and all awards outstanding thereunder, and we terminated the 2018 Plan as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, such that we will not grant any additional awards under the 2018 Plan thereafter. However, each outstanding award will continue to be governed by the terms and conditions of the 2018 Plan following the effectiveness of the registration statement of which this prospectus forms a part.
The 2018 Plan provides for the grant of ISOs, NSOs, SARs, restricted stock awards and RSUs (each, an “award” and the recipient of such award, a “participant”) to eligible employees, directors, and consultants.
Plan Administration. Prior to the Separation, the 2018 Plan was administered by the board of directors of FT or one or more committees appointed by the board of directors of FT. Following the Separation, the 2018 Plan has been administered by our board of directors or one more committees appointed by our board of directors. Different committees may administer the 2018 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer the 2018 Plan and to control its operation, including the authority to construe and interpret the terms of the 2018 Plan and the awards granted under the 2018 Plan. The administrator’s decisions, determinations and interpretations are final and binding on all participants and any other persons holding awards.
The administrator’s powers include the power to institute an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to the 2018 Plan, to modify or amend each award, to temporarily suspend the exercisability of awards when necessary or appropriate for administrative purposes and to make all other determinations deemed necessary or advisable for administering the 2018 Plan.

Eligibility. Prior to the Separation, employees, directors and consultants of FT or FT’s parent or subsidiary companies were eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly promote or maintain a market for FT’s securities. Only FT employees or employees of FT’s parent or subsidiary companies were eligible to receive ISOs. Following the Separation, we became the successor to FT for plan eligibility purposes. No awards will be granted under the 2018 Plan following the effectiveness of the registration statement of which this prospectus forms a part.
Stock Options. Stock options are currently outstanding under the 2018 Plan. Subject to the provisions of the 2018 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.
The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date. However, an ISO granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any parent or subsidiary may have a term of no longer than 5 years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which ISOs are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary) exceeds $100,000, such options will be treated as NSOs.
The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in the 2018 Plan) terminates, that participant may exercise the vested portion of their option within the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for thirty days or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for six months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise their option within the time specified in the award agreement, the option will terminate. If a participant’s options are not vested on the date of termination, the shares covering the option will revert to the 2018 Plan. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.
Non-transferability of Awards. Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (i) by will, (ii) by the laws of descent and distribution or (iii) as permitted by Rule 701 of the Securities Act.
Certain Adjustments. If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and type of shares that may be delivered under the 2018 Plan or the number, type and price of shares covered by each outstanding award. In connection with the Separation, options were adjusted as required under the 2018 Plan.
Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.
Merger and Change of Control. In the event of a merger with or into another corporation or entity or a “change in control” (as defined in the 2018 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.
In the event that the successor corporation does not assume or substitute for an award (or portion thereof), the participant will fully vest in and have the right to exercise all of their outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock and RSUs will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specified otherwise in the applicable award agreement or a written agreement between the participant and us. In addition, if an option or SAR is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant in writing or electronically that the option or SAR will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or SAR will terminate upon the expiration of such period.
Clawback. Awards are subject to any clawback policy of ours, which we may establish and/or amend from time to time to comply with applicable laws. The administrator may impose clawback, recovery or recoupment provisions in an award agreement as deemed necessary or appropriate. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events.
Amendment and Termination. Our board of directors may, at any time, terminate or amend the 2018 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to the 2018 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to the 2018 Plan. No amendment or alteration of the 2018 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing.
2025 Employee Stock Purchase Plan
In connection with this offering, we intend to adopt the 2025 Employee Stock Purchase Plan, or the ESPP, subject to approval by our stockholders. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at periodic intervals, with their accumulated payroll deductions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment and termination of employment arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2022, and each currently proposed transaction, in which:
•we or FTI have been or will be a participant;
•the amount involved exceeded or exceeds $120,000; or
•any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
Figure Technologies, LLC (f/k/a, Figure Technologies, Inc.) and Figure Markets Holdings, Inc.
After the completion of the Recombination, FTI became a holding company whose principal assets consist of shares in FLC and FMH. In March 2024, in connection with the Separation, we separated our business through a series of transactions in which FLC and FMH were separated and began operating as separate businesses.
In connection with and to effectuate the Separation, FT created each of FMH and FTI as direct wholly-owned subsidiaries of FT. Following the formation of these entities, we completed the Separation through a series of steps, which resulted in, (i) FLC being the sole owner of certain lending-related intellectual property and commercial contracts that were previously owned by FT, (ii) FTI becoming a holding company whose principal assets were the shares it held in FLC, (iii) FMH becoming a separate company, and (iv) FT being a wholly-owned subsidiary of FMH. On March 19, 2024, Figure Technologies, Inc. converted into Figure Technologies, LLC.
The board of directors of each of FLC and FMH made a determination that it is in the best interests of both entities to recombine the businesses. On                   , 2025, we recombined the businesses through a series of transactions and FMH became a wholly-owned subsidiary of FTI. For additional information, see the section titled “Prospectus Summary—Organizational History.”
As a result of the Recombination, (i) FTI is a holding company with its principal assets consisting of shares in FLC and FMH, (ii) FTI is the sole shareholder of FLC and FMH, (iii) FMH is a wholly-owned subsidiary of FTI, and (iv) FTI operates and controls all of the business and affairs of FLC, FMH, and their respective direct and indirect subsidiaries.
Prior to the consummation of the Recombination and this offering, our executive officers and members of the board of directors also served as directors and/or officers of FT and its subsidiaries and FMH. Mr. Cagney, Chairman of our board of directors, served as (i) the Chief Executive Officer and Chairman of the board of directors of FT, (ii) director, President, Chief Executive Officer, and Treasurer of FLC, (iii) director and President of Figure REIT, (iv) director and officer of certain of FT’s other subsidiaries and (v) director of FMH and certain of its subsidiaries. Mr. Cagney currently also serves as the Chief Executive Officer of FMH. Ms. Ou, member of our board of directors, served as an officer of FMH. Mr. Chao, member of our board of directors, served as a member of the board of directors of FMH and FT. Mr. Boyden and Dr. Jaitly, members of our board of directors, served as members of the board of directors of FT.
Arrangements with FT and its Affiliates
Services Provided by FT
Prior to the Separation, FLC had an arrangement with FT to receive certain services from FT and its affiliates. These services primarily included technology services (e.g., infrastructure, platform interface, data and server support), information security services and support, human resources services (e.g., providing skilled recruiters and recruiting support, payroll and benefits administration and support), legal services (e.g., support and advice on transactional matters, employment law, and litigation), data governance and analytics, advisory services (e.g., strategic consulting, tax services and advice, and security services), the procurement of goods, services and materials, including vendor engagement and risk management (e.g., technology development and data acquisition services), accounting and finance services (e.g., providing accounting and financial reporting services), marketing services, and telemarketing services (collectively, the “Received Services”). In connection with the Received Services, FLC paid fees and out-of-pocket costs and expenses incurred by FT for such services in an amount of $18 million, $69 million, and $70 million in the years ended December 31, 2024, 2023, and 2022, respectively. FLC did not pay any fees or out-of-pocket costs and expenses after the Separation.
Prior to the Separation, FT also paid for FLC’s property, casualty, product liability matters, directors and officers, auto liability, and workers’ compensation insurance coverage, and maintains excess policies to provide additional limits. FLC incurred insurance-related expenses paid by FT in an amount of $0.7 million, $0.2 million, and $0.2 million in the years ended December 31, 2024, 2023, and 2022, respectively. Following the Separation, FT did not pay for insurance-related expenses incurred by FLC.
Services Provided by FLC to FT
Prior to the Separation, FLC had an arrangement with FT to provide certain support services to FT and its affiliates. These services primarily included customer support and notary services (collectively, the “Provided Services”). In connection with the Provided Services, FT paid fees and out-of-pocket costs and expenses incurred by FLC for such services in an amount of $3 million in the year ended December 31, 2022. Following the Separation, such Provided Services ceased.
Contributions by and Dividends to FT
Prior to the Separation, FT made certain direct and indirect contributions to FLC and FLC made certain distributions of cash to FT. FLC’s capital contributions consisted of direct contributions (in the form of cash) in an amount of $6 million, $114 million, and $1 million in the years ended December 31, 2024, 2023, and 2022 respectively, as well as indirect contributions in the form of the Received Services described above. FLC made distributions to FT in an amount equal to $39 million, $301 million, and $142 million, in the years ended December 31, 2024, 2023, and 2022, respectively. No contributions or distributions were made after the Separation.
Loan Sales by FLC to Figure REIT Inc.
Figure REIT, began purchasing loans from FLC in 2021. In the three months ended March 31, 2025 and in the years ended December 31, 2024, 2023, and 2022, FLC sold $56 million, $99 million, $22 million, and $100 million, net of repurchases of HELOCs of $9 million in year ended December 31, 2022, with servicing rights retained, and recorded a net gain on sales of $3 million in the three months ended March 31, 2025 and $3 million, $0.2 million, and $3 million in the years ended December 31, 2024, 2023, and 2022, respectively. As of March 31, 2025 and as of December 31, 2024, 2023, and 2022, FLC carried the servicing assets for these loans at $0.6 million, $2 million, $0.5 million, and $0.7 million, respectively. During the three months ended March 31, 2025 and the years ended December 31, 2024 and 2023, Figure REIT contributed $96 million, $43 million, and $57 million, respectively, of loans to an FLC securitization.
Figure REIT purchases loans from FL LLC through Figure Connect. Additionally, Figure REIT and FL LLC entered into a Right of First Refusal to Purchase Loans Originated or Acquired by FL LLC dated September 13, 2024, granting Figure REIT a right of first refusal (“ROFR”) with respect to the lesser of $50 million or 10% of eligible HELOCs originated or acquired by FL LLC in any month that the aggregate HELOCs originated or acquired by FL LLC exceeds $150 million, which expired once the aggregate amount of loans purchased was equal to or exceeded $100 million in the aggregate. Figure REIT and FL LLC entered into a Second Right of First Refusal to Purchase Loans Originated or Acquired by FL LLC

dated December 20, 2024, granting Figure REIT a ROFR with respect to the lesser of $35 million or 10% of eligible HELOCs originated or acquired by FL LLC in any month that the aggregate HELOCs originated or acquired by FL LLC exceeds $140 million, not to exceed $100 million in the aggregate during the ROFR period (from the closing date until March 31, 2025).
Loan Sales and Servicing Agreements and Technology Services Agreement between FL LLC and Figure Markets Credit LLC
On March 1, 2024, FL LLC entered into a (i) Purchase Agreement and (ii) Servicing Agreement (collectively, the “FMC LLC Purchase and Servicing Agreements”) with Figure Markets Credit LLC (“FMC LLC”), pursuant to which FL LLC, on behalf of FMC LLC sells and services the loans originated by FL LLC secured by Bitcoin or Ether (“Crypto-Backed Loans”). As of March 31, 2025 and as of December 31, 2024, FL LLC has originated, sold, and serviced $11 million and $14 million, respectively, of such loans pursuant to the FMC LLC Purchase and Servicing Agreement.
On January 2, 2025, FL LLC entered into a Loan and Security Agreement with FMC LFV LLC (“FMC LFV”), a direct subsidiary of FMC LLC, to warehouse the Crypto-Backed Loans purchased by FMC LLC and subsequently sold to FMC LFV. The facility was guaranteed by FMH and further secured by a pledge of all interests that FMC LLC holds in FMC LFV. The facility was intended to be a short-term financing until FMC LLC was able to obtain longer term financing arrangements. The facility had a March 28, 2025, maturity date and a facility limit of $25 million.
In addition, FLC entered into a Figure Connect Exclusivity and Fee Letter Agreement with FMC LLC dated as of January 2, 2025, pursuant to which FMC LLC agrees to use best efforts to transact crypto-backed loans through Figure Connect. Additionally, the fee letter agreement included certain fees payable to FLC for efforts made by FLC to introduce FMC LLC to third-party crypto-backed loan purchasers or other financers payable only upon the closing of such purchase or financing facilities.
Provenance Foundation
Ms. Ou, one of our co-founders and a member of our board of directors, serves as the interim chief executive officer of the Provenance Foundation. Mr. Cagney and Ms. Ou, our co-founders, created the Provenance Blockchain, and the Provenance Foundation was later established to support the adoption and development of the Provenance Blockchain.
Term Note
On July 25, 2022, FT entered into an interest bearing term note with the Provenance Foundation (the “Provenance Foundation Term Note”), pursuant to which the Provenance Foundation borrowed the principal amount of $5 million to assist with its initial setup of operations. On July 12, 2023, the Provenance Foundation Term Note was amended and restated, pursuant to which the total principal amount was increased to $9 million. The Provenance Foundation Term Note is eligible to be settled in full payment or contribution of equivalent value of HASH, such value to be determined using the approximate fair value of the HASH token to be determined or agreed upon. As of March 31, 2025 and December 31, 2024, 2023, and 2022 the outstanding balance of the Provenance Foundation Term Note was $9 million, $9 million, $7 million, and $4 million, respectively. Interest accrued on the Provenance Foundation Term Note for the three months ended March 31, 2025 and the years ended December 31, 2024, 2023, and 2022 is $0.2 million, $0.8 million, $0.5 million, and $0.2 million respectively. One repayment of $0.8 million was made in August 2024.
Services Agreement
On January 20, 2025, FCC entered into a services agreement (the “Provenance Services Agreement”) with Provenance Foundation, pursuant to which Provenance Foundation pays, on behalf of FCC, HASH to cover fees to network validators for processing and validating operations on the blockchain incurred in connection with the purchase or sale of the face-amount certificates issued by FCC and transacted on the Provenance Blockchain. FCC reimburses Provenance Foundation in cash in an amount equal to the then-current market value of HASH paid by Provenance Foundation. During the three months ended March 31, 2025, we did not reimburse the Provenance Foundation for any amount pursuant to the Provenance Services Agreement.
Expense Reimbursement Agreement
On July 12, 2022, we entered into a master services agreement (the “Expense Reimbursement Agreement”) with Provenance Foundation, pursuant to which we provide services to Provenance Foundation, including technology, legal and compliance, human resources, and accounting services, in exchange for a fee equal to the cost incurred by us in connection with such services plus 5%. In connection with the services provided pursuant to the Expense Reimbursement Agreement, Provenance Foundation paid us fees in an amount of $0.1 million during the three months ended March 31, 2025, and $18.0 thousand, $72.0 thousand, and $118.0 thousand during the years ended December 31, 2024, 2023, and 2022, respectively.
Contribution Agreements
On December 31, 2023, FLC and FT entered into a contribution agreement (the “Initial Contribution Agreement”) to effect certain transactions prior to the Separation, including the transfer (the “2023 Contribution”) of certain contracts, technology assets, intellectual property rights, documents, equity, and tangible assets (the “2023 Contributed Assets”) by FT and certain of its subsidiaries to FLC. On April 9, 2024, FLC and FT entered into an amendment to the Initial Contribution Agreement to correct certain trademark information provided in the list of 2023 Contributed Assets. On March 18, 2024, FLC and FT entered into a second contribution agreement (together with the Initial Contribution Agreement, the “Contribution Agreements”) that effected certain additional transactions in connection with the Separation, including the transfer (together with the 2023 Contribution, the “Contribution”) of certain contracts, intellectual property, data and tangible assets held, and certain employees employed, by FT and certain of its subsidiaries to FLC (together with the 2023 Contributed Assets, the “Contributed Assets and Transferring Employees”). FLC assumed all liabilities and agreed to perform all obligations which accrue or are required to be performed in connection with the Contribution or otherwise associated with the Contributed Assets and Transferring Employees from and after the respective effective dates of the Contribution Agreements. The Contribution Agreements contain limited authority, authorization and no-conflict representations and warranty provisions with respect to FLC and FT.
Reflow Services LLC (“Reflow”)
We hold a 17% interest in Reflow, an SEC-registered investment adviser. Such interest was contributed to us by Mr. Cagney on February 15, 2018 in exchange for $0.2 million. We received profit distributions from Reflow of $0.9 million, $0.5 million, and $0.2 million during the years ended December 31, 2024, 2023, and 2022, respectively. We did not receive any profit distributions from Reflow in the three months ended March 31, 2025.
Reflow Management Agreement
On August 22, 2018, we entered into a shared services agreement with Reflow (the “Reflow Management Agreement”). Pursuant to the Reflow Management Agreement, we perform certain support services, including accounts payable and payroll administration services, for Reflow, in exchange for a management fee. During the years ended December 31, 2024, 2023 and 2022, Reflow paid us $0.6 million, $0.3 million, and $1 million, respectively, under the Reflow Management Agreement. We did not receive any payments from Reflow in the three months ended March 31, 2025.
SOL Opportunity Fund L.P. (“Domestic Solana Fund”)
Domestic Solana Fund, a fund managed by the FIA and of which we hold a 4.8% interest, was formed on April 23, 2024. As of March 31, 2025 and December 31, 2024, the primary purpose of the

Domestic Solana Fund is to make investments in Solana tokens through auctions held through the FTX Trading Ltd. bankruptcy proceedings. The Domestic Solana Fund was selected as a buyer through a bidding process at the auction. The Domestic Solana Fund submitted a winning bid and entered into a purchase and sale agreement with Alameda Research and Maclaurin Investments to purchase the investment.
The Separation
In connection with the Separation, we engaged in certain transactions with certain of our directors, executive officers and other persons and entities which previously were or which became holders of 5% or more of our voting securities upon the consummation of the Separation.
Tax Matters Agreement
On March 19, 2024, in connection with the Separation, we entered into a tax matters agreement with FMH (the “Tax Matters Agreement”) that governs the respective rights, responsibilities and obligations of us and FMH following the distribution of certain shares of FMH with respect to taxes, including our and FMH’s obligations to file tax returns and remit taxes, control over tax contests and our and FMH’s obligations to cooperate after the distribution in tax return preparation and record-keeping matters. As a result of the Recombination, the Tax Matters Agreement was terminated.
Transition Services Agreement
On March 18, 2024, in connection with the Separation, FLC entered into a transition services agreement (the “Transition Services Agreement”), to provide a framework for its relationship with FMH and its subsidiaries for the period following the Separation. Pursuant to the Transition Services Agreement, (i) FLC provided certain transition services, including administrative, human resources, operations, and legal functions, to FMH and (ii) FMH provided certain transition services, including finance and accounting, information technology and information security functions, to FLC. The Transition Services Agreement terminated as of December 31, 2024, as such agreement was no longer necessary in light of the Recombination.
Investors’ Rights Agreement
On April 28, 2025, in connection with our conversion from a Delaware corporation to a Nevada corporation, we entered into the sixth amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”), pursuant to which certain holders of our redeemable convertible preferred stock and common stock are entitled to demand the registration of certain or all of our Class A common stock that such persons beneficially own or their convertible preferred stock is convertible into.
The Recombination
See “About this Prospectus” and “Prospectus Summary—Organizational History.”
Transactions with Executive Officers and Directors
Term Notes Issued By Mr. Cagney
On December 22, 2022, FL LLC entered into a non-interest bearing term note with Mr. Cagney (the “2022 Term Note”), pursuant to which FL LLC borrowed the principal amount of $10.0 million from Mr. Cagney. The 2022 Term Note matured on December 23, 2022, and bore a non-refundable loan fee of $25,000 payable to Mr. Cagney by FL LLC. The principal amount and loan fee were paid in full on the maturity date. Similarly, on June 7, 2023, FL LLC entered into a non-interest bearing term note with Mr. Cagney (the “2023 Term Note”), pursuant to which FL LLC borrowed the principal amount of $10.0 million from Mr. Cagney. The 2023 Term Note matured on June 8, 2023, and bore a non-refundable loan fee of $25,000 payable to Mr. Cagney by FL LLC. The principal amount and loan fee were repaid in full on the maturity date. Prior to the Separation and at the time such notes were issued, FL LLC was a wholly-

owned subsidiary of FLC, a wholly-owned subsidiary of FT, of which Mr. Cagney served as Chief Executive Officer and Chairman of the Board.
Stock Option Awards Granted to Mr. Cagney under the 2018 Plan
On March 20, 2024, we granted option awards to Mr. Cagney covering 4,559,904 shares of our Class B common stock under the 2018 Plan in connection with ongoing transition services Mr. Cagney agreed to provide us following the Separation. The options granted to Mr. Cagney in 2024 have an exercise price of $4.82 per share. 1/4th of the shares subject to the options vest on the first anniversary of the vesting commencement date, and 1/48th of the shares subject to the options vest monthly thereafter. The options expire on March 19, 2034.
Travel Arrangements
During the three months ended March 31, 2025 and the years ended December 31, 2024, 2023, and 2022, we incurred $0.2 million, $2 million, $1 million, and $2 million respectively, in costs to arrange travel for certain of our executive officers and directors, including Mr. Cagney, for business purposes.
Indemnification Agreements
We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.
Policies and Procedures for Related Person Transactions
We intend to adopt a formal, written policy regarding related person transactions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This written policy regarding related person transactions will provide that a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we are a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds $120,000. Our policy will also provide that a related person means any of our executive officers and directors (including director nominees), in each case at any time since the beginning of our last fiscal year, or holders of more than 5% of any class of our voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. Our audit committee will have the primary responsibility for reviewing and approving or disapproving related person transactions. In addition to our policy, our audit committee charter that will be in effect upon the effectiveness of the registration statement of which this prospectus forms a part will provide that our audit committee shall review and approve or disapprove any related person transactions.
All related person transactions described in this section occurred prior to adoption of the formal, written policy described above, and therefore these transactions were not subject to the approval and review procedures set forth in the policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth the beneficial ownership of our capital stock as of                      , 2025 by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class of our common stock;
•each of our named executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Exchange Act.
We have based our calculation of the percentage of beneficial ownership prior to this offering on                   shares of our Class A common stock outstanding and                   shares of our Class B common stock outstanding as of                  , 2025, after giving effect to the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange.
We have deemed shares of our Class A common stock subject to stock options that are currently exercisable or exercisable within 60 days of                  , 2025, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address for each person or entity listed in the table is c/o FT Intermediate, Inc., 5 Bryant Park, 34th Floor, New York, NY 10018.

	Shares Beneficially Owned Prior to the Offering				Percentage of Total Voting Power Prior to the Offering(1)	Shares Beneficially Owned After the Offering				Percentage of Total Voting Power After the Offering(1)
	Class A Common Stock		Class B Common Stock			Class A Common Stock		Class B Common Stock
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%		Number of Shares	%	Number of Shares	%
Greater than 5% Stockholders:

Named Executive Officers and Directors:

All directors and executive officers as a group ( persons)
_______________
*Represents beneficial ownership of less than 1%.
(1)Percentage total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Each holder of Class B common stock shall be entitled to ten votes per share of Class B common stock and each holder of Class A common stock shall be entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated articles of incorporation that will become effective immediately prior to the completion of this offering, and amended and restated bylaws that will become effective as of the closing of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our articles of incorporation, bylaws, and the Investors’ Rights Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Nevada law, all of which are incorporated into this summary by reference.
Immediately prior to the completion of this offering, our authorized capital stock will consist of            shares of capital stock,            par value per share, of which:
•shares are Class A common stock;
•shares are Class B common stock; and
•shares are undesignated or “blank check” preferred stock.
Assuming the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange each occurred on            , 2025, there were            shares of our Class A common stock outstanding, held by            stockholders of record and            shares of our Class B common stock outstanding, held by            stockholders of record, and no shares of our preferred stock outstanding.
Common Stock
Our authorized shares of common stock are designated as Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock are identical, except with respect to voting and conversion.
Rights to Dividends and Other Distributions
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends and other distributions out of funds legally available if our board of directors, in its discretion, determines to issue dividends and other distributions and then only at the times and in the amounts that our board of directors may determine. For additional information, see the section titled “Dividend Policy.”
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions. Our Class A common stock is not subject to conversion provisions.
Voting Rights
Holders of our Class A common stock are entitled to one vote per share held as of the applicable record date on all matters submitted to a vote of the holders of our Class A common stock, and holders of our Class B common stock are entitled to ten votes per share held as of the applicable record date on all matters submitted to a vote of the holders of our Class B common stock. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Nevada law or our articles of incorporation. Nevada law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class if we were to seek to amend our articles of incorporation in a manner that alters or changes the powers, preferences, or special rights of such class of common stock in a manner that affected such shares adversely but does not so affect the shares of the other class of common stock.
Our stockholders do not have the ability to cumulate votes for the election of directors. As a result, the holders of a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors will have the ability to elect all of the directors standing for election. Except as otherwise provided by law, our governing documents or the rules of the stock exchange on which our securities are listed, at any meeting of the stockholders at which a quorum is present or represented, a proposed action by the stockholders on a matter other than the election of directors will be approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote as of the applicable record date, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.
Liquidation Rights
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion
Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for certain transfers exempted by our articles of incorporation, including transfers for tax and estate planning purposes so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred. Once converted into a share of our Class A common stock, such share of our Class B common stock will not be reissued.
Preferred Stock
Our board of directors will have the authority, subject to limitations prescribed by Nevada law, to issue shares of our authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences, and rights, and the qualifications, limitations, or restrictions thereof, in each case without further vote or action by our stockholders. These powers, rights, preferences, and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights, and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change in our control or other corporate action. As of the closing of this offering, no shares of preferred stock will be outstanding.
Options
As of          , we had outstanding options to purchase an aggregate of            shares of our Class A common stock, with a weighted-average exercise price of $           per share, under our 2025 Plan.
As of           , there were outstanding options to purchase an aggregate of            shares of common stock of FT, with a weighted-average exercise price of $           per share, under the 2018 Plan.

Registration Rights
On April 28, 2025, in connection with our conversion from a Delaware corporation to a Nevada corporation, we entered into the Investors’ Rights Agreement, pursuant to which certain holders of our redeemable convertible preferred stock and common stock are entitled to demand the registration of certain or all of our Class A common stock that such persons beneficially own or their convertible preferred stock is convertible into. See the section titled “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement.”
Anti-Takeover Effects of Certain Provisions of Nevada Law, Our Amended and Restated Articles of Incorporation and Our Amended and Restated Bylaws
Certain provisions of Nevada law, our amended and restated articles of incorporation, and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Nevada Law
Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) prohibit specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless the corporation's board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates. Further, in the absence of prior approval certain restrictions may apply even after such two-year period. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.” Our original articles of incorporation provided, and our amended and restated articles of incorporation will provide, that these statutes do not apply to us.
Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws would apply to us if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. Our original articles of incorporation provided, and our amended and restated articles of incorporation will provide, that these statutes do not apply to us.
In addition, NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).
These provisions, if applicable to us, may have the effect of delaying, deferring, or preventing changes in control of our company.
Amended and Restated Articles of Incorporation and Amended and Restated Bylaws Provisions
Provisions of our amended and restated articles of incorporation and amended and restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management. Among other things, our articles of incorporation and bylaws will:
•provide for a dual-class common stock structure, with differing voting rights;
•permit our board of directors to issue shares of our preferred stock, with such powers, rights, preferences, and privileges as they may designate;
•provide that a majority of the members of the our board of directors shall constitute a quorum; provided that, for as long as Mr. Cagney, our co-founder and member of our board of directors, beneficially owns more than 50% of the voting power of our capital stock, the chair of our board of directors must be present to constitute a quorum (unless such individual has recused themself from such board action);
•provide that stockholders representing a majority of the voting power of our capital stock, represented in person or by proxy (regardless of whether the proxy has authority to vote on any matter), are necessary to constitute a quorum for the transaction of business at any meeting;
•provide that the authorized number of directors may be changed only by resolution of the board of directors, provided that, for as long as Mr. Cagney, our co-founder and member of our board of directors, beneficially owns more than 50% of the voting power of our capital stock, the authorized number of directors may also be changed by resolution of the board of directors or by holders of at least a majority of the voting power of our capital stock;
•provide that all vacancies and newly created directorships, except as otherwise required by law, our governing documents or resolution of our board of directors, and subject to the rights of holders of our preferred stock, may only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, provided that, for as long as Mr. Cagney, our co-founder and member of our board of directors, beneficially owns more than 50% of the voting power of our capital stock, any vacancy may also be filled by holders of at least a majority of the voting power of our capital stock;
•provide that if, and for so long as, our board of directors is classified, and subject to the rights of holders of our preferred stock, a director may only be removed from the board of directors by the stockholders for cause;
•require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent, provided that, for as long as Mr. Cagney, our co-founder and member of our board of directors, beneficially owns more than

50% of the voting power of our capital stock, any action to be taken by our stockholders may also be taken by written consent;
•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;
•not provide for cumulative voting rights, therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election;
•provide that special meetings of our stockholders may be called only by the board of directors, the chairperson of the board of directors, our chief executive officer or president, provided that, for as long as Mr. Cagney, our co-founder and member of our board of directors, beneficially owns more than 50% of the voting power of our capital stock, special meetings of our stockholders may also be called by holders of at least a majority of the voting power of our capital stock; and
•provide that stockholders will be permitted to amend certain provisions of our articles of incorporation and our bylaws only upon the approval of at least two-thirds of the voting power of our then outstanding capital stock entitled to vote, voting together as a single class, provided that, for as long as Mr. Cagney, our co-founder and member of our board of directors, beneficially owns more than 50% of the voting power of our capital stock, stockholders holding at least a majority of the voting power of our capital stock, voting together as a single class, will be permitted to amend our bylaws and approve amendments to certain provisions of our articles of incorporation.
Exclusive Forum
Our amended and restated articles of incorporation and amended and restated bylaws will provide that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, will be the sole and exclusive forum for any actions, suits or proceedings, whether civil, administrative or investigative, including (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of our articles of incorporation or bylaws; (iv) to interpret, apply, enforce or determine the validity of our articles of incorporation and bylaws; or (v) asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our articles of incorporation and bylaws will further provide that, in the event that the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction over any such action, suit or proceeding, then any other state district court located in the State of Nevada will be the sole and exclusive forum therefor and in the event that no state district court in the State of Nevada has jurisdiction over any such action, suit or proceeding, then a federal court located within the State of Nevada will be the sole and exclusive forum therefor. Although we believe these provisions benefit us by providing increased consistency in the application of Nevada law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be           . The transfer agent and registrar’s address is           .
Listing
We intend to apply to list our Class A common stock on                    under the symbol “FIGR.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of shares of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices of our Class A common stock prevailing from time to time. As described below, only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Upon the completion of this offering, based on our shares of our capital stock outstanding as of                  , 2025, we will have a total of            shares of our Class A common stock outstanding and            shares of our Class B common stock outstanding (after giving effect to the Capital Stock Conversion, the Reclassification, and the Class B Stock Exchange). Of these outstanding shares, all            shares of our Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our Class A common stock (including shares issuable upon conversion of our Class B common stock) will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below. As a result of the lock-up agreements described below and subject to the provisions of Rules 144 or 701, shares of our Class A common stock will be available for sale in the public market as follows:
•beginning on the date of this prospectus, all            shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and
•beginning 181 days after the date of this prospectus, subject to the terms of the lock-up agreements described below, all remaining shares will become eligible for sale in the public market, of which            shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.
Lock-up Agreements
We, our directors and executive officers and substantially all of the holders of our equity securities have agreed or expect to agree, subject to certain exceptions, not to offer, sell or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock for            days after the date of this prospectus without first obtaining the written consent of            and           , as representatives of the several underwriters of this offering.            and            may, in their sole discretion, and subject to FINRA Rule 5131, release any of the securities subject to the lock-up agreements with the underwriters at any time. For additional information about the lock-up agreements see the section titled “Underwriting.”
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market standoff provisions described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately            shares immediately after this offering; and
•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701 a person who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the effective date of this prospectus before selling such shares pursuant to Rule 701.
Investors’ Rights Agreement
On April 28, 2025, in connection with our conversion from a Delaware corporation to a Nevada corporation, we entered into the Investors’ Rights Agreement, pursuant to which certain holders of our redeemable convertible preferred stock and common stock are entitled to demand the registration of certain or all of our Class A common stock that such persons beneficially own or their convertible preferred stock is convertible into. See the section titled “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement.”
Registration Statement on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff provisions and lock-up agreements. See the sections titled “Executive Compensation—2025 Incentive Award Plan,” “—2018 Equity Incentive Plan,” and “—2025 Employee Stock Purchase Plan,” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and any alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers, or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.
If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS

Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussion below under “—Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid

IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC, Jefferies LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Jefferies LLC
BofA Securities, Inc.
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
We have granted the underwriters an option to buy up to an additional                   shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $              per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
Prior to this offering, there has been no public market for the shares of our Class A common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list our Class A common stock on                    under the symbol “FIGR.”
In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                    , in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            . We have also agreed to reimburse the underwriters for certain expenses, including those related to FINRA, incurred by them in connection with this offering in an amount not to exceed $           .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
We have agreed with the underwriters, subject to certain exceptions detailed below, that, for a period of                 days after the date of this prospectus (the “restricted period”), we will not: (i) offer, sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or publicly file with the SEC a registration statement under the Securities Act relating to, any securities of the company that are substantially similar to the shares of Class A common stock or Class B common stock, including but not limited to any options or warrants to purchase shares of such common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of such common stock or any such substantially similar securities, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of Class A common stock, Class B common stock, or any such other securities, or (iii) otherwise publicly announce any intention to engage in any of the foregoing, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our Class A common stock, Class B common stock, or such other securities, in cash or otherwise (other than the shares being offered or pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus), without the prior written consent of                 .
The restrictions described in the preceding paragraphs applicable to us are subject to specified exceptions, including:                                   .
Our executive officers and directors and holders of substantially all of our Class A common stock (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters, subject to certain exceptions, pursuant to which each lock-up party, for the duration of the restricted period, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of                       : (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Class A common stock Class B common stock, or any options or warrants to purchase any shares of such common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of such common stock (we refer to such options, warrants or other securities, collectively, as derivative instruments), (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of Class A common stock or derivative instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of such Class A common stock or other securities, in cash or otherwise or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above.
The restrictions described in the preceding paragraphs applicable to us are subject to specified exceptions, including:
See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market-making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
For example, certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other financial advisory and commercial dealings with us and our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Goldman Sachs Bank USA, which is an affiliate of Goldman Sachs & Co. LLC, serves as repo agent and buyer under our master repurchase agreement, dated as of February 27, 2023, by and between Goldman Sachs Bank USA, as repo agent and buyer, and Figure Lending Borrower I, LLC, as seller, as amended from time to time. Further, Jefferies Funding LLC, which is an affiliate of Jefferies LLC, serves as the buyer under our master repurchase agreement, dated as of November 22, 2022, by and between Jefferies Funding LLC, as buyer, and FL LLC, as seller, as amended from time to time. Additionally, Goldman Sachs & Co. LLC and Jefferies LLC have acted, and may continue to act, as joint bookrunners in the offerings of asset-backed securities issued by our securitization VIEs from time to time.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no securities have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
•to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
•in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.
United Kingdom
No shares of Class A common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
•to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or
•in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”);

provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this registration statement is being distributed only to, and is directed only at, and any offer of the shares of Class A common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same, and agree to it.
Australia
This prospectus:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The shares of Class A common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of Class A common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of Class A common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of Class A common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of Class A common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of Class A common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of Class A common stock, offer, transfer, assign or otherwise alienate those shares of Class A common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Brazil
The offer and sale of the shares of Class A common stock have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or "CVM") and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No.160, dated July 13, 2022, as amended (the "CVM Resolution") or an unauthorized distribution under Brazilian laws and regulations. The shares of Class A common stock may only be offered to Brazilian "professional investors" (as defined by applicable CVM regulation), who may only acquire the shares of Class A common stock through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of the shares of Class A common stock on regulated securities markets in Brazil is prohibited.
Canada
The shares of Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for details of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person.
The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of our Class A common stock to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, then you should consult an authorized financial advisor.
Hong Kong
The shares of Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock. Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares of Class A common stock under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (iii) where no consideration is or will be given for the transfer, (iv) where the transfer is by operation of law, (v) as specified in Section 276(7) of the SFA or (vi) as specified in Regulation 32.
Singapore SFA Product Classification – In connection with Section 309B of the SFA and the Securities and Future (Capital Markets Products) Regulations 2018 (the “CMP Regulations”), we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations) that the shares of Class A common stock are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of Class A common stock. The shares of Class A common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of Class A common stock constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares of Class A common stock or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, us, or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of Class A common stock.
United Arab Emirates
The shares of Class A common stock have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada. Certain matters of U.S. federal and New York State law will be passed upon for us by Latham & Watkins LLP, and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The consolidated financial statements included in this prospectus have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their reports appearing herein. Such consolidated financial statements as of December 31, 2024 and 2023 and for each year in the two-year period ended December 31, 2024 are included in reliance upon the reports of such firm upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website at www.sec.gov that contains reports, proxy and information statements, and other information about issuers, like us, that file electronically with the SEC.
Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. We also maintain a website at https://www.figure.com/. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of or incorporated by reference into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS (UNAUDITED) (in thousands, except share and per share data)

	March 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$332,024	$287,256
Restricted cash	52,511	57,777
Loans held for sale, at fair value	530,525	395,922
Digital assets ($72,161 and $76,362 at fair value)	73,661	77,862
Accounts receivable, net	20,149	20,998
Other current assets	24,558	14,875
Total current assets	1,033,428	854,690
Loan servicing asset, at fair value	88,823	88,497
Marketable securities, at fair value	187,807	163,489
Digital assets, non-current	4,195	9,704
Loan to related parties	10,285	9,372
Other non-current assets	29,643	33,826
Total assets	$1,354,181	$1,159,578
Liabilities and Stockholders’ Equity
Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$32,299	$37,217
Payables to third-party loan owners	263,915	212,619
Debt, current	418,063	305,294
Other current liabilities	79,398	70,401
Total current liabilities	793,675	625,531
Debt, non-current ($201 and $— at fair value)	191,670	167,882
Lease liability, non current	306	2,790
Total liabilities	$985,651	$796,203
Commitments and contingencies (Note 9)
Stockholders’ equity:
Convertible Preferred stock — FTI, $.00001 par value per share: 104,575,110 shares authorized, 104,575,110 shares issued and outstanding at March 31, 2025, liquidation preference $455,274,000; 104,575,110 shares authorized, 104,575,110 issued and outstanding at December 31, 2024, liquidation preference $455,274,000	1	1
Convertible Preferred stock — Markets, $.00001 par value per share: 56,573,362 shares authorized, 36,326,136 shares issued and outstanding at March 31, 2025, liquidation preference $73,292,000; 56,573,362 shares authorized, 36,326,136 shares issued and outstanding at December 31, 2024, liquidation preference $73,292,000	1	1
Common stock — FTI, $.00001 par value per share: 202,800,000 shares authorized, 49,114,305 shares issued and outstanding at March 31, 2025; 202,800,000 shares authorized, 48,918,728 issued and outstanding at December 31, 2024	1	1
Common stock — Markets, $.00001 par value per share: 188,540,000 shares authorized, 101,076,818 shares issued and outstanding at March 31, 2025; 188,540,000 shares authorized, 101,071,089 issued and outstanding at December 31, 2024	1	1
Additional paid-in capital	681,794	675,945
Accumulated deficit	(321,671)	(320,851)
Total Figure Technology Group stockholders’ equity	360,127	355,098
Noncontrolling interests in consolidated subsidiaries	8,403	8,277
Total stockholders’ equity	368,530	363,375
Total liabilities and stockholders’ equity	$1,354,181	$1,159,578
See notes to condensed combined consolidated financial statements.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (in thousands, except share and per share data)

	Three Months Ended March 31,
	2025	2024
Net Revenue
Ecosystem and technology fees	$15,613	$6,055
Servicing fees	7,191	5,694
Interest income	16,606	9,578
Origination fees	12,477	15,797
Gain on sale of loans, net	32,023	24,466
Gain on servicing asset, net	326	13,539
Other revenue	274	135
Total net revenue	84,510	75,264
Expenses
General and administrative	18,840	44,722
Technology and product development	17,416	15,031
Operations and processing	12,678	10,878
Sales and marketing	14,967	12,354
Interest expense	10,972	14,704
Other expense	1,565	1,420
Total expenses	76,438	99,109
Operating income (loss)	8,072	(23,845)
Other expense, net
Other expense, net	(7,455)	(4,640)
Total other expense, net	(7,455)	(4,640)
Income (loss) before income taxes	617	(28,485)
Income tax provision (benefit)	1,230	(24)
Net loss	(613)	(28,461)
Net income attributable to noncontrolling interests in consolidated subsidiaries	207	1,482
Net loss attributable to Figure Technology Group	$(820)	$(29,943)
See notes to condensed combined consolidated financial statements.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED) (in thousands, except share and per share data)

	FTI — Convertible Preferred Stock		FTI — Common Stock		Markets — Convertible Preferred Stock		Markets — Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Figure Technology Group Stockholders’ Equity	Noncontrolling Interests in Consolidated Subsidiaries	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2024	104,575,110	$1	48,918,728	$1	36,326,136	$1	101,071,089	$1	$675,945	$(320,851)	$355,098	$8,277	$363,375
Issuance of preferred stock warrants	—	—	—	—	—	—	—	—	2,927	—	2,927	—	2,927
Exercise of stock options	—	—	195,577	—	—	—	5,729	—	508	—	508	—	508
Stock compensation expense	—	—	—	—	—	—	—	—	2,414	—	2,414	—	2,414
Dividends & redemptions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(81)	(81)
Net (loss) income	—	—	—	—	—	—	—	—	—	(820)	(820)	207	(613)
Balance at March 31, 2025	104,575,110	$1	49,114,305	$1	36,326,136	$1	101,076,818	$1	$681,794	$(321,671)	$360,127	$8,403	$368,530

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED) (in thousands, except share and per share data)

	FTI — Convertible Preferred Stock		FTI — Common Stock		Markets — Convertible Preferred Stock		Markets — Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Figure Technology Group Stockholders’ Equity	Noncontrolling Interests in Consolidated Subsidiaries	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2023	104,575,110	$1	51,618,208	$1	—	$—	—	$—	$555,133	$(338,065)	$217,070	$5,353	$222,423
Issuance and exchange of equity	—	—	(3,667,229)	—	—	—	99,998,851	1	—	—	1	—	1
Issuance of Series Seed preferred stock, net of issuance costs	—	—	—	—	26,318,971	1	—	—	52,076	—	52,077	—	52,077
Issuance of preferred stock warrants	—	—	—	—	—	—	—	—	3,039	—	3,039	—	3,039
Exercise of stock options	—	—	362,836	—	—	—	—	—	867	—	867	—	867
Stock compensation expense	—	—	—	—	—	—	—	—	23,209	—	23,209	—	23,209
Dividends & redemptions of subsidiaries	—	—	—	—	—	—	—	—	(1,265)	—	(1,265)	—	(1,265)
Net (loss) income	—	—	—	—	—	—	—	—	—	(29,943)	(29,943)	$1,482	(28,461)
Balance at March 31, 2024	104,575,110	$1	48,313,815	$1	26,318,971	$1	99,998,851	$1	$633,059	$(368,008)	$265,055	$6,835	$271,890
See notes to condensed combined consolidated financial statements.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (in thousands)

	Three Months Ended March 31,
	2025	2024
Operating activities:
Net loss	$(613)	$(28,461)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Gain on servicing asset, net	(326)	(13,539)
Gain on sale of loans, net	(32,023)	(24,466)
Loss (gain) on sale of digital assets	5,444	—
Income from fund and equity method investments	2,825	390
Amortization of deferred financing costs	274	597
Amortization of internally developed software	3,943	5,085
Impairment of internally developed software costs	—	8,591
Impairment of digital assets	—	5,850
Services exchanged for issuance of warrants	2,927	81
Stock-based compensation expense	2,414	23,209
Losses on repurchased loans	1,600	1,420
Net change in operating assets and liabilities:
Proceeds from loan sales, net of repurchases	994,870	1,062,855
Originations of loans held for sale	(680,350)	(669,912)
Purchases of loans held for sale	(516,863)	(512,595)
Principal payments on loans held for sale	95,990	106,511
Purchases of marketable securities	(31,797)	(16,134)
Principal payments on marketable securities	2,476	1,792
Accounts receivable, net	956	5,869
Other assets	(10,476)	(4,513)
Accounts payable and accrued liabilities	6,471	17,022
Lease liability	(700)	(700)
Net cash used in operating activities	(152,958)	(31,048)
Investing activities:
Capitalization of internally developed software costs	(4,418)	(4,174)
Purchases of digital assets	(2,053)	(851)
Proceeds from sales of digital assets	2,899	—
Loan receivable issued to related parties	—	(818)
Net cash used in investing activities	(3,572)	(5,843)
Financing activities:
Proceeds from debt	1,037,243	1,029,960
Principal payments on debt	(891,375)	(990,773)
Payments of deferred financing costs	(140)	(144)
Payments to third-party loan owners	49,877	27,852
Proceeds from issuance of preferred stock	—	52,075
Distributions to shareholders	(81)	—
Proceeds from exercises of stock options	508	867
Net cash provided by financing activities	196,032	119,837
Net increase in cash, cash equivalents, and restricted cash	39,502	82,946

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (in thousands)

Cash, cash equivalents, and restricted cash, at beginning of period	345,033	175,780
Cash, cash equivalents, and restricted cash, at end of period	$384,535	$258,726
Supplemental cash flow disclosures
Cash paid during the period for interest	$10,720	$13,905
Supplemental disclosures of non-cash investing and financing activities
Stock-based compensation included in capitalized internally developed software	115	162
Contribution from related party	—	1,500
Distributions from Onshore Solana Fund	81	—
Other capital contributions	—	2,958
Accrued issuance costs	—	1,025
See notes to condensed combined consolidated financial statements.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
NOTE 1 – BUSINESS AND ORGANIZATION
Figure Technology Group is a group of companies that has built a suite of blockchain-based products and solutions centered around the vision of promoting efficiency and liquidity in financial markets. We offer a technology-enabled loan origination system and paired this system with a distribution marketplace, Figure Connect, providing access to a deep and broad pool of capital markets partners (together, the “Technology Offering”).
The accompanying condensed combined consolidated financial statements include the accounts of two affiliated corporations under common control and management (“Figure Technology Group”) and their respective consolidated subsidiaries (collectively, “Figure” or the “Company”). Each of the following two corporations is owned either directly or indirectly by its controlling shareholder, Michael Cagney (“Controlling Party”):
•FT Intermediate, Inc. (“FTI”) was formed on March 18, 2024 as a Delaware corporation and primarily operates through its wholly-owned subsidiary, Figure Lending Corp. (“Lending”). Lending offers Figure Connect which generates ecosystem and technology fees, and originates, sells, and securitizes home equity line of credit (“HELOC”) loans that it services.
•Figure Markets Holdings, Inc. (“Markets”) was formed on January 25, 2024 as a Delaware corporation. Markets utilized blockchain technology to develop an exchange for digital assets and credit, with new product offerings including providing interest-bearing stablecoin deposits.
Figure operates and manages its business through FTI and Markets, including their respective consolidated subsidiaries, as two distinct legal entities. Although management evaluates performance and allocates resources primarily on a Company-wide basis, the Company discloses segments based on each legal entity; see Note 2 — Segments for further information. During the three months ended March 31, 2025 and 2024, FTI recognized substantially all revenues from loan originations and sales, and loan servicing in the United States of America, whereas Markets primarily incurred expenses in the development of its products and solutions. Each of FTI’s and Markets’ chief operating decision maker (“CODM”) is its Chief Executive Officer, who make decisions regarding their businesses and the Company as a whole, including resource allocation and performance assessment.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying condensed combined consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The financial statements for the three months ended March 31, 2025 reflect the combined consolidated statements of FTI and Markets, whereas the comparative information for the three months ended March 31, 2024 presents consolidated financial statements of the previous parent company, Figure Technologies Inc. (“FT”), prior to the change in corporate structure. The condensed combined consolidated financial statements include the accounts of the Company and the combined wholly-owned subsidiaries over which the Company controls significant operating, financial, and investing decisions of the entity as well as those entities deemed to be variable interest entities (“VIEs”) in which the Company is determined to have controlling financial interest. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows have been included and are of a normal and recurring nature. All intercompany balances and transactions have been eliminated.
Certain information and footnote disclosures normally included in financial statements prepared under GAAP may be condensed or omitted for interim financial reporting, and the operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim or annual period.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
These condensed combined consolidated financial statements should be read in conjunction with the Company’s audited combined consolidated financial statements for the year ended December 31, 2024 and footnotes thereto included in the Company's Form S-1 filed with the Securities and Exchange Commission (“SEC”) on May 9, 2025. Capitalized terms used herein, and not otherwise defined, are defined in the Company’s combined consolidated financial statements for the year ended December 31, 2024.
Reorganization
Prior to March 18, 2024, the consolidated financial statements of FT included the combined financial position and combined results of operations of FTI and Markets. On March 18, 2024, FT, FTI, Markets, and other entities under common control consummated a reorganization whereby FT contributed assets and liabilities to FTI and subsequently, FT consummated a reverse merger with a subsidiary of FTI. Each outstanding share of common stock of FT converted into one share of common stock of FTI, whereby FTI (a) contributed assets and liabilities applicable to the Markets business and (b) 100% of the equity interest to FT’s successor. FT then ratably distributed 74.1% of Markets’ common stock to third-party shareholders and 25.9% to related parties in exchange for their FTI common stock. See Note 7 for further information on the exchange with related parties.
Emerging Growth Company
The Company is an “emerging growth company,” (“EGC”) as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts EGCs from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an EGC can elect to opt out of the extended transition period and comply with the requirements that apply to non-EGCs, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when an accounting standard is issued or revised and it has different application dates for public and private companies, the Company, as an EGC, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed combined consolidated financial statements with another public company that is neither an EGC nor an EGC that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Consolidation
Variable Interest Entities
A variable interest entity (“VIE”) is a legal entity in which (i) equity at risk investors do not have the characteristics of a controlling financial interest, (ii) the entities do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, or (iii) substantially all of the activities of the entity are performed on behalf of the party with disproportionately few voting rights. The Company’s variable interest arises from contractual, ownership, or other monetary interests in the entity, which change with fluctuations in the fair value of the entity’s net assets. A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
significantly impact the VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.
The determination of whether or not to consolidate a VIE under GAAP requires a significant amount of judgment concerning the degree of control over an entity by its holders of variable interests. To make these judgments, management conducts an analysis, on a case-by-case basis, on whether we are the primary beneficiary, the party who has the power to direct the activities of a VIE that most significantly impacts its economic performance and who has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE, and are therefore required to consolidate the entity.
In circumstances where an entity does not have the characteristics of a VIE, the Company would consolidate the entity if the Company owns a majority of the equity interest and has control over significant operating, financial and investing decisions of the entity. For entities over which the Company exercises significant influence, but which do not meet the requirements for consolidation, the Company applies the equity method of accounting whereby it records its share of the underlying income of such entities. The Company records its share of income and losses in “Other expense, net” in the Condensed Combined Consolidated Statements of Operations. Distributions from equity method investments are classified as investing activities in the Condensed Combined Consolidated Statements of Cash Flows.
The Company applies the measurement alternative for entities in which the Company holds non-security interests and over which the Company does not exercise significant influence. Under the measurement alternative, investments are measured at cost, less any impairments, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer in the current period. The carrying value is not adjusted for the Company’s investment if there are no observable price changes in a same or similar security from the same issuer or if there are no identified events or changes in circumstances that may indicate impairment.
See Note 3 for additional information regarding the Company’s measurement alternative and equity method investees.
Management continually reconsiders whether we should consolidate a VIE or not; upon the occurrence of certain events, management will reconsider its conclusion regarding the status of an entity as a VIE. See Note 8 for additional information regarding the VIEs the Company consolidates.
Noncontrolling Interests in Consolidated Subsidiaries
Noncontrolling interests represent the portion of subsidiaries’ net assets the Company consolidates but does not own. The Company recognizes each noncontrolling holder’s respective share of the net assets at the date of formation or acquisition. Noncontrolling interests are subsequently adjusted for the noncontrolling holder’s share of additional contributions, distributions, and their share of the net earnings or losses of each respective consolidated entity. The Company allocates net income or loss to noncontrolling interests based on the weighted-average ownership interest during the period. The net income or loss that is not attributable to the Company is reflected in “Net income attributable to noncontrolling interests in consolidated subsidiaries” in the Condensed Combined Consolidated Statements of Operations. The Company does not recognize a gain or loss on transactions with a consolidated entity in which it does not own 100% of the equity, but the Company reflects the difference in cash received from, or paid to, the noncontrolling interests as adjustments to its carrying amount offset by additional paid-in-capital adjustments.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
Segments
The following table presents revenue, profitability, and expense information for our segments:

	Three Months Ended March 31,
	2025				2024
	FTI	Markets	Other(A)	Total	FTI	Markets	Other(A)	Total
Net Revenue
Interest Revenue	$14,059	$2,742	$(195)	$16,606	$8,037	$1,541	$—	$9,578
Total other net revenue	66,067	961	876	67,904	62,370	3,338	(22)	65,686
Total net revenue	80,126	3,703	681	84,510	70,407	4,879	(22)	75,264
Expenses
Interest expense	9,397	1,770	(195)	10,972	13,323	1,381	—	14,704
Stock-based compensation expense	2,186	228	—	2,414	21,755	1,454	—	23,209
Total other expense	49,314	13,836	(98)	63,052	39,205	22,013	(22)	61,196
Total expenses	60,897	15,834	(293)	76,438	74,283	24,848	(22)	99,109
Operating income (loss)	$19,229	$(12,131)	$974	$8,072	$(3,876)	$(19,969)	$—	$(23,845)
_______________
(A) Represents eliminations between FTI and Markets.
See Note 1 for information regarding the Company’s organizational segmentation.
Risks and Uncertainties
In the course of its business, the Company primarily encounters two significant types of economic risk: credit risk and market risk. Credit risk is the risk of default on the Company’s investments that results from a borrower’s or counterparty’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of investments due to changes in prepayment rates, interest rates, or other market factors, including risks that impact the value of the collateral underlying the Company’s marketable securities, loans, servicing, and digital assets. To the extent the Company originates, invests in, or services loans concentrated in certain geographic locations, disruptions to those locations may cause material risks to the Company despite favorable macroeconomic conditions.
Changes in federal, state, or international tax laws or tax rulings could adversely affect the Company’s effective tax rate and its operating results.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make subjective estimates, judgments, and assumptions that affect the reported amounts in these condensed combined consolidated financial statements and accompanying notes, including assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed combined consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and estimates may change as the Company obtains new information. Management uses historical experience, current events, and other factors to develop estimates and assumptions that management reviews periodically. The condensed combined consolidated financial statements reflect the effects of estimate revisions in the period in which such

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
revisions occur. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the condensed combined consolidated financial statements.
Significant estimates include the determination of the prepayment rates, discount rates, default rates, and servicing costs (as applicable) used in determining the fair value adjustments for loans held for sale, held for investment, and servicing assets; valuation allowance for deferred tax assets; fair value of warrants; stock-based compensation, including the grant date fair value of the related common stock and employee awards of the Company, employee related costs; inputs for capitalized internal use software and the related useful life for amortization; and whether or not to consolidate a VIE.
Fair Value
GAAP requires the categorization of the fair value of assets and liabilities into three broad levels that form a hierarchy based on the transparency of inputs to the valuation.

Level	Measurement
1	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
2	Inputs are other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets and inputs other than quoted prices that are observable for the asset or liability.
3	Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.
The Company follows this hierarchy for its assets and liabilities, with classifications based on the lowest level of input that is significant to the fair value measurement. The following summarizes the

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
Company’s assets and liabilities within the fair value hierarchy at March 31, 2025 and December 31, 2024:

Level	Assets and Liabilities	Measurement
1	Cash and cash equivalents and restricted cash	Estimates of fair value are measured using observable, quoted market prices, or Level 1 inputs.
	Digital assets	Estimates of fair value are measured using observable, quoted digital asset prices within the Company’s principal market at the time of measurement as Level 1 inputs.
2	Marketable securities	Estimates of fair value are measured based upon observable market data of similar instruments.
	Personal loans	Estimates of fair value are measured based upon observable market data of similar instruments.
	Publicly-traded face-amount certificates	Estimates of fair value are measured based upon observable market data of similar instruments.
3	Marketable Securities —Residual Interest Securities	Estimates of fair value are measured based upon discounted expected future cash flows arising from the securitization collateral cash flows after payments of principal and interest to senior noteholders and other fees, incorporating assumptions of scheduled principal and interest collections; prepayment and default rates; and debt-to-income and loan-to-value ratios.
	Loans	Estimates of fair value are measured based upon discounted expected future contractual loan cash flows, incorporating assumptions of scheduled principal and interest collections; prepayment and default rates; and debt-to-income and loan-to-value ratios.
	Loan servicing assets	Estimates of fair value are measured based upon discounted expected future cash flows arising from the market fees earned to service underlying similar loans, net of market servicing costs, of the forecasted loan balances, incorporating scheduled principal and interest collections as well as prepayment and default rates.
Significant Inputs — For the assets and liabilities measurements above, the Company uses the following significant inputs:
•Conditional Prepayment Rate (“CPR”) — The percentage per annum of a pool of loans expected to voluntarily repay principal in advance of scheduled, contractual payment terms based on available market data for similar loan types and prepayment statuses.
•Constant Default Rate (“CDR”) — The percentage per annum of a pool of loans expected to experience delinquency of greater than 90 days based on available market data for similar loan types and delinquency statuses.
•Servicing Rates — Servicing rates used by the Company are based on available market data for similar loan types and delinquency statuses.
•Discount Rate — Expected future cash flows are discounted at a rate derived from market data for similar financial instruments or related collateral.
Fair Value Option — The fair value option provides the Company with an irrevocable option to elect fair value as an alternative measurement for selected financial instruments upon initial recognition of an asset or liability, which the Company is then required to carry at fair value and reflect changes thereon in earnings. The Company elected the fair value option for marketable securities, including retained security interests, publicly-traded face-amount certificates, and loans as management believes incorporating

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
current market conditions in the carrying value of these financial instruments provides better information regarding the Company’s economic exposure to these assets.
Valuation Process — On a quarterly basis, with assistance from an independent valuation firm, management estimates the fair value of the Company’s Level 3 assets and liabilities. The Company’s determination of fair value is based upon the best information available for a given circumstance and may incorporate assumptions that are management’s best estimates after considering a variety of internal and external factors. When an independent valuation firm expresses an opinion on the fair value of an asset or liability in the form of a range, management selects a value within the range provided by the independent valuation firm to assess the reasonableness of management’s estimated fair value for that asset or liability. At March 31, 2025, the Company’s valuation process for Level 3 measurements, as described below, was conducted internally or by an independent valuation firm and reviewed by management:
•Marketable Securities — Residual Interest Securities — Management generally classifies the Company’s investments in the residual interests of securitizations collateralized by loans as Level 3 assets in the fair value hierarchy given such assets lack sufficient observable market activity to classify as Level 2. The Company also holds marketable securities in certain securitizations with recent similar transactions in active markets to derive the fair value of those securities as Level 2 assets.
•Loans — Management generally considers the Company’s loans as Level 3 assets in the fair value hierarchy as such assets are illiquid investments that are specific to the loan product, for which there is limited market activity. On a quarterly basis, management engages an independent valuation firm to estimate the fair value of each loan categorized as a Level 3 asset. The Company also classifies certain personal and mortgage loans as Level 2 assets.
•Loan Servicing Asset — Management generally considers the Company’s servicing assets as Level 3 assets in the fair value hierarchy given such assets are illiquid contracts that are specific to the loan pool serviced. Servicing fees earned, and costs incurred, are derived from various loan types and are adjusted for the loans the Company services.
•Other Valuation Matters — For Level 3 assets acquired, and liabilities assumed, during the calendar month immediately preceding a quarter end that were conducted in an orderly transaction with an unrelated party, management generally believes that the transaction price provides the most observable indication of fair value given the illiquid nature of these assets or liabilities unless management is aware of any circumstances that may cause a material change in the fair value through the remainder of the reporting period. For instance, significant changes in a counterparty’s intent or ability to make payments on a financial asset may cause material changes in the fair value of that financial asset.
See Note 11 for additional information regarding the valuation of the Company’s assets and liabilities.
Transfers and Servicing
In situations where the Company is the transferor of financial assets to an entity that it does not consolidate, the Company assesses whether the transfer of the underlying assets would qualify for sale accounting or should be accounted for as secured borrowing.
A special purpose entity (“SPE”) is an entity designed to fulfill a specific limited need of the company that organized it. SPEs are often used to facilitate transactions that involve securitizing financial assets or resecuritizing previously securitized financial assets. The objective of such transactions may include obtaining non-recourse financing, obtaining liquidity, or refinancing the underlying securitized financial assets on improved terms. Securitization involves transferring assets to an SPE to convert all or a portion of those assets into cash before they would have been realized in the normal course of business through the SPE’s issuance of debt or equity instruments. Investors in an SPE usually have recourse only to the

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
assets in the SPE and, depending on the overall structure of the transaction, may benefit from various forms of credit enhancement, such as over-collateralization in the form of excess assets in the SPE, priority with respect to receipt of cash flows relative to holders of other debt or equity instruments issued by the SPE, or a line of credit or other form of liquidity agreement that is designed with the objective of ensuring that investors receive principal and/or interest cash flow on the investment in accordance with the terms of their investment agreement. The Company generally securitizes loans if possible.
The Company may periodically enter into transactions in which it transfers assets to a third party. Upon a transfer of financial assets, the Company may retain or acquire subordinated interests in the related assets. In such circumstances, the Company determines whether it has surrendered control over the transferred financial assets, considering its continuing involvement in the transferred financial asset through arrangements or agreements made contemporaneously with, or in contemplation of, the transfer.
If the Company surrenders control of the financial assets, including legal isolation of the financial asset and ability of the transferee to pledge or exchange the transferred assets without constraint, the Company accounts for the transfer as a sale and (a) recognizes the financial and servicing assets it acquired or retained and the liabilities it has incurred, (b) derecognizes financial assets it has sold and liabilities extinguished, (c) recognizes a gain (loss) for the fair value of servicing assets (liabilities), if any, obtained as “Gain on servicing asset, net” in the Condensed Combined Consolidated Statements of Operations, and (d) for loans sold, recognizes a realized gain or loss for the difference between the cash proceeds from the sale of loans and the carrying value of the loans sold as “Gain on sale of loans, net” in the Condensed Combined Consolidated Statements of Operations.
If the Company has not transferred the entire original financial asset to an entity that is not consolidated and/or when the transferor has continuing involvement with the transferred financial asset that precludes treating the transfer as a sale, the Company retains the financial assets with a related secured borrowing liability for the collateral pledged and does not recognize any gain or loss.
Leases
The Company recognizes right-of-use assets and lease liabilities for operating leases at the commencement date of the lease based on the present value of remaining fixed and determinable lease payments over the lease term. The Company calculates the present value of future payments by using an estimated incremental borrowing rate, which approximates the rate at which the Company would borrow on a secured basis and over a similar term, and recognizes lease expense for operating leases on a straight-line basis over the lease term. Right-of-use (“ROU”) assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company uses the incremental borrowing rate on the commencement date in determining the present value of the lease payments.
Derivatives
The Company enters into long and short treasury note futures contracts to manage its interest rate risk and, from time to time, enhance investment returns. The Company’s derivatives are recorded as either assets or liabilities in the Condensed Combined Consolidated Balance Sheets and measured at fair value. The Company’s derivative financial instrument contracts are not designated as accounting hedges under GAAP; accordingly, all changes in fair value are recognized in earnings. The Company estimates the fair value of its derivative instruments as described in Note 11 of these condensed combined consolidated financial statements.
The Company recorded $4.8 million and $— of aggregate net realized and unrealized gains (losses) for derivative assets and liabilities within “Gain on sale of loans, net” in the Condensed Combined Consolidated Statements of Operations for the three months ended March 31, 2025 and 2024. The Company recorded the following derivative assets and liabilities within “Other current liabilities” and

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
“Other current assets” in the Condensed Combined Consolidated Balance Sheets at March 31, 2025 and December 31, 2024, respectively:

	Notional	March 31, 2025	December 31, 2024
Other current assets
Treasury note futures	$75,000	$—	$329
Other current liabilities
Treasury note futures	$75,000	3,047	—
Net		$(3,047)	$329
Balance Sheet Measurement
Cash and Cash Equivalents and Restricted Cash
The Company considers all highly liquid short-term investments with maturities less than 90 days when purchased to be cash equivalents, which are primarily money market funds for the Company. Substantially all amounts on deposit with federally insured financial institutions exceed insured limits. Restricted cash represents cash held on behalf of third parties, primarily principal and interest collected on behalf of loan investors as part of the Company’s servicing operations and held in restricted accounts.
The following table provides a reconciliation of Cash and cash equivalents and Restricted cash reported in the Condensed Combined Consolidated Balance Sheets to the total of the same amounts shown in the Condensed Combined Consolidated Statements of Cash Flows:

	March 31, 2025	December 31, 2024
Cash and cash equivalents	$332,024	$287,256
Restricted cash	52,511	57,777
Total cash and cash equivalents and restricted cash	$384,535	$345,033
Investments
Marketable Securities
Upon securitization of loans that the Company originates or purchases in transactions that qualify as sales, the Company is required to retain a certain portion of the securitization trusts into which the loans are sold in the form of debt securities and/ or beneficial or other interests to satisfy risk retention regulations. In each case, the Company elected the fair value option, where applicable, for the securities and other interests acquired at the time of sale, and it carries those securities and other interests at their fair values, with realized and unrealized changes in fair value recorded as components of “Gain on sale of loans, net” in the Condensed Combined Consolidated Statements of Operations, resulting in a total increase of $2.7 million and $1.7 million for the three months ended March 31, 2025 and 2024, respectively.
Digital Assets
The Company holds digital assets for sale, measured at fair value, with changes in fair value recognized in “Other expense, net” in the Condensed Combined Consolidated Statements of Operations.
Realized gains and losses on disposition of digital assets held for sale are recognized on a first-in-first-out basis that are influenced by the volume and mix of digital assets received and used as well as the timing of the digital asset turnover. Cash flows from digital assets held for sale are recorded as investing activities in the Condensed Combined Consolidated Statements of Cash Flows.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
The Company also holds digital assets held as collateral against personal loans that the Company originates. Recognized customer assets and liabilities comprise customer custodial funds and corresponding customer custodial liabilities that represent the Company’s obligation to return these assets to customers. Digital asset collateral is recognized if the Company obtains control of the collateral. The Company does not use customer digital assets held as collateral for any loan, margin, rehypothecation, or other similar activities to which the Company or its affiliates are a party, without the customer’s consent.
The Company also holds digital assets supported by blockchain network protocols that verify new blocks of data through a consensus mechanism where digital asset holders are selected to participate in network functions, such as verifying new blocks, based on the relative percentage of assets they have placed at stake. By performing these functions, new digital assets are created and awarded to those performing the function, and the Company recognizes such awards as “Other expense, net” in the Condensed Combined Consolidated Statements of Operations when earned and available for use.
See Notes 3 and 11 for additional information regarding the Company’s investments and valuation, respectively.
Servicing Rights
Servicing rights represent the contractual right to service the loan that the Company either originates and sells or purchases and sells. Upon loan sale, the Company recognizes a servicing asset at fair value, with realized and unrealized changes in fair value recorded as components of “Gain on servicing asset, net” in the Condensed Combined Consolidated Statements of Operations. Realized gains (losses) on servicing rights represent the excess (deficient) expected benefits of servicing that are greater (less) than market compensation for servicing obligations, based on the estimated fair value of servicing rights retained. Servicing rights are aggregated into pools as applicable, and each pool of servicing rights is accounted for in the aggregate as a servicing asset.
After the sale of loans that the Company services, the Company recognizes the monthly contractual servicing fees it earns, gross of subservicing fees paid to a third party subservicer, based upon the unpaid principal balance (“UPB”) of the underlying loans as revenue, presented as “Servicing fees” in the Condensed Combined Consolidated Statements of Operations.
See Notes 4 and 11 for additional information regarding the Company’s servicing rights and valuation, respectively.
Loans
The Company’s loan portfolio primarily consists of originated or purchased HELOC loans classified as either (a) held-for-investment when management has the intent and ability to hold such loans until maturity or repayment for the foreseeable future or (b) held for sale when management intends to sell the loans. Upon origination or purchase, the Company elected the fair value option for all loans, except for those made to related parties, and carries those loans at their fair value, with realized and unrealized changes in fair value recorded as components of “Gain on sale of loans, net” in the Condensed Combined Consolidated Statements of Operations, resulting in a net gain of $6.4 million and $3.0 million for the three months ended March 31, 2025 and 2024, respectively. The Company recognizes loan discounts, if any, on the loans it originates as “Origination fees” in the Condensed Combined Consolidated Statements of Operations at time of origination.
See Notes 5 and 11 for additional information regarding the Company’s loans and valuation, respectively, and see Note 9 for information regarding the Company’s commitments and obligations related to loans the Company holds and sells.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
Debt
The Company primarily finances its operations using (a) warehouse credit facilities secured by the loans it originates or acquires (“Funding Debt”), (b) repurchase agreements for the securities it retains upon securitization of those loans, excluding residual interests therein (“Retained Interest Facility”), and (c) a promissory note under a senior secured financing facility whereby the Company pledges certain eligible loan servicing rights, net of expected costs (“MSR Note”).
Each of these borrowing arrangements are treated as collateralized financing transactions and carried at their contractual amounts, excluding accrued interest, as specified in the respective agreements. The carrying amount of the Company’s secured financing agreements and warehouse credit facilities approximates fair value as they are either short-term and/or mark-to-market facilities. The Company pledges certain securities, loans, or other assets as collateral under secured financing agreements and warehouse credit facilities with financial institutions, the terms and conditions of which are governed by each respective lender agreement. The amounts available to be borrowed under repurchase agreements and warehouse credit facilities are dependent upon the fair value of the securities, or unpaid principal balance of loans pledged as collateral, which can fluctuate with changes in interest rates, type of security, and liquidity conditions within the banking, mortgage finance, and real estate industries.
The Company capitalizes and amortizes deferred debt facility costs incurred when entering financing agreements on a straight-line basis over the expected term of term facilities or weighted-average life of the expected principal repayments for revolving credit facilities. The Company recognizes amortization of deferred debt facility costs, as well as deferred amounts written off and contractual interest and fees owed as incurred, as interest expense in its Condensed Combined Consolidated Statements of Operations, which does not materially differ from the effective interest method applied to such facilities.
The Company also consolidates the Figure Certificate Company (“FCC”) that issues face-amount certificates that trade on blockchain as an interest-bearing stablecoin (“YLDS”), which the Company carries at fair value, and the Company expenses financing costs as incurred.
See Note 6 for additional information regarding the Company’s debt.
Other Assets and Liabilities
At March 31, 2025 and December 31, 2024, (a) Other current assets primarily included prepaid expenses and distressed asset claims and (b) Other non-current assets primarily included right-of-use lease assets, internally developed software, and other investments. At March 31, 2025 and December 31, 2024, Other current liabilities primarily included digital asset collateral repayment obligations, loan indemnification reserve, and other payables.
See Notes 3 and 11 for further information on the digital asset collateral repayment obligation.
Income Recognition
Revenue Recognition
The Company’s revenues are substantially comprised of ecosystem and technology fees, loan originations and sales gains or losses, including interest income earned on those loans, and loan servicing.
Ecosystem Fees
The Company provides certain loan originators access to its custom-built marketplace platform to facilitate the origination, buying, and selling of standardized assets originated through its loan origination system in exchange for fees to use its technology for origination. The provision of continuous stand-ready

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
access to this platform is the Company’s only performance obligation. Accordingly, the performance obligation is satisfied when each loan is originated.
The Company elected to use the as-invoiced practical expedient to recognize revenue associated with this subscription as the Company is able to demonstrate that the invoiced amount directly corresponds to the value to the partner of the Company’s performance obligation completed to date since the platform no longer provides any further utility to the partner post loan origination.
Technology Fees
The Company earns volume-based technology and processing fees, based on the principal balance of each loan originated, from certain loan originators using the Technology Offering, access to which represents the Company’s sole performance obligation that is satisfied upon each loan transaction, as well as a fulfillment fee associated with the execution of loan sales. The Technology Offering enables partners, who are retail and wholesale lenders, to originate loans branded under each partners’ name, through access to a suite of services such as loan application, submission and verification, risk underwriting, and electronic loan offer and documentation delivery for the borrower execution.
The Company bills a fixed amount for each loan originated and generally bills associated fees on a monthly basis with customary payment terms. As such, the Company’s contracts with customers do not include a significant financing component.
The Company recognizes both ecosystem and technology fees in accordance with ASC 606, Revenue from Contracts with Customers.
At the Company’s discretion and subject to the its right of first refusal, the Company may purchase loans originated using its Technology Offering and account for such purchases in accordance with ASC 860, classified as Loans held for sale, at fair value in the Condensed Combined Consolidated Balance Sheets as the Company intends to resell these loans to third-party loan investors while retaining servicing rights.
Program Fees
The Company earns a fee for arranging and facilitating the transfer of financials assets through the securitization of HELOCs, for which the Company accounts under ASC 860. This fee is based on the outstanding principal balance of the transferred HELOC and is fully earned and paid on the securitization closing date.
The following table presents the components of “Ecosystem and technology fees” in the Condensed Combined Consolidated Statements of Operations:

	Three Months Ended March 31,
	2025	2024
Ecosystem and technology fees(A)
Ecosystem and technology fees:
Technology offering fees	$7,895	$5,117
Ecosystem fees	5,212	—
Total ecosystem and technology fees	13,107	5,117
Other fees:
Program fees	2,506	938
Total other fees	2,506	938
Total ecosystem and technology fees	$15,613	$6,055

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
_______________
(A)Ecosystem and technology fees include fees that are accounted for under ASC 606, as well as program fees that are not in the scope of ASC 606.
Interest Income
The Company earns interest income primarily from three sources:
•Loans — The Company accrues interest income on loans it holds based on the UPB outstanding at contractual interest rates, reported as “Interest income” in the Condensed Combined Consolidated Statements of Operations. Loans are placed on nonaccrual status when they become 90 days past due (30 days past due for collateralized personal loans) or when management doubts full recovery of interest and principal. Loans are considered past due when contractually required principal or interest payments have not been made on the due dates. When a loan is placed on nonaccrual status, the accrued and unpaid interest is reversed as a reduction of interest income and accrued interest receivable. Interest income is subsequently recognized only to the extent cash payments are received or when the loan has been placed back in accrual status. Loans are restored to accrual status when the loan becomes current and management expects repayment of the remaining contractual principal and interest. The Company also recognizes cash received on non-accrual loans as interest income after all contractual principal is repaid or expects collection of the remaining UPB.
•Marketable Securities — The Company recognizes interest income on debt securities where the Company expects to collect all contractual cash flows, and the debt security cannot be contractually prepaid in such a way that the Company would not recover substantially all of its recorded investment, based on the stated coupon rate and the outstanding principal amount of the debt security. The Company recognizes interest income on beneficial interests based on the investment’s accretable yield, which represents the difference between the expected undiscounted cash flows and the carrying value of the investment. The Company recognizes the accretable yield as interest income on a prospective level yield basis over the life of the expected cash flows. Changes in the amount or timing of actual or expected cash flows may change the accretable yield, and the Company adjusts interest income recognized in future periods using a recalculated level yield applied to the then-current carrying value. Increases (decreases) in the amount of cash flows or acceleration (deceleration) of cash flows, in isolation, generally increase (decrease) the interest income recognized in future periods.
•Cash and Cash Equivalents — The Company accrues interest income monthly for cash held at depository institutions and investments in short-term instruments such as money-market funds.
Other Revenue
Other revenue consists of fees earned and gains (losses) on the Company’s investments in certain entities during the three months ended March 31, 2025 and 2024.
See Note 3 for additional information regarding the Company’s equity method investments.
See “— Loans” for a discussion of revenues recognized as “Origination fees” and “Gain on sale of loans, net”, and see “— Servicing” for a discussion of revenue recognized as “Servicing fees” and “Gain on servicing asset, net”, respectively, in the Condensed Combined Consolidated Statements of Operations.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
Expense Recognition
Operating Costs
The Company presents stock-based compensation, software costs, and other operational expenses within the following functional groups based on the headcount allocable to each group and the specific operation of each group:
•General and Administrative — Corporate activities not allocable to the other groups
•Technology and product development — Development and maintenance of the Technology Offering
•Operations and processing — Loan underwriting, origination, and servicing
•Sales and marketing — Advertising, marketing, and sales
Stock-Based Compensation
The Company issues stock options and restricted stock awards (“RSAs”) to employees and non-employees, including directors and third-party service providers. Stock options are initially measured at fair value at the date of grant using a Black-Scholes option-pricing model. RSAs are measured at the fair market value of our common stock at the grant date. Stock-based compensation expense for options and RSAs is recognized based on respective grant-date fair values. For awards that include a performance-based vesting requirement, the Company recognizes expense when it is probable that the performance-based condition is satisfied and the award has satisfied other vesting conditions, if any. The Company expenses the estimated fair value of awards on the date of grant on a straight-line basis over the requisite service period, or immediately if there is no service period, for awards that only require time-based vesting requirements. The Company elects to account for forfeitures as they occur.
Additionally, the Company granted warrants to a preferred shareholder in exchange for software license and other services.
See Note 7 for additional information regarding the Company’s stock-based compensation.
Software Costs
The Company incurs costs associated with the development, maintenance, purchase, and licensing of software. The Company expenses costs to maintain software, preliminary stage costs incurred before development commences, and other costs required by GAAP, presented as operating costs, aggregated by most closely associated functional group, in the Condensed Combined Consolidated Statements of Operations. The Company capitalizes remaining costs as permitted by GAAP, including costs associated with substantively new software functionality for internal use and technologically feasible software for external use that the Company evaluates for impairment at least quarterly. Once internally-developed software is substantively complete and ready for intended use or upon release of software for external use, the Company amortizes capitalized costs over the estimated useful lives on a straight-line basis within “Technology and product development” expense in the Condensed Combined Consolidated Statements of Operations as follows:

	Estimated Useful Life (Years)	March 31, 2025	December 31, 2024
Internally developed software	3	$85,102	$80,664
Accumulated amortization(A)		(61,466)	(57,503)
Net		$23,636	$23,161

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
_______________
(A)The Company amortized $3.9 million and $5.1 million of capitalized internally-developed software costs during the three months ended March 31, 2025 and 2024, respectively.
During the three months ended March 31, 2024, the Company impaired and wrote-off $6.3 million of software it developed within its Markets segment that it intended to use to offer equity management services, but that the Company did not ultimately offer, as well as $2.3 million of software it purchased within its Markets segment to administer its exchange platform, but that the Company no longer planned to use as intended since the seller subsequently provided enhanced technology services that made the impaired software obsolete. Accordingly, the Company recognized an aggregate impairment of $8.6 million in Other expense, net in the Condensed Combined Consolidated Statements of Operations in connection with this software.
Other Operational Costs
In addition to stock-based compensation and software costs, the Company primarily incurs costs related to salaries and bonuses of its employees that it accrues on a quarterly basis, or annually for bonuses based on annual service requirements, as well as costs it expenses as incurred, including advertising and promotion; loan underwriting, origination, and servicing; legal, audit, and other professional services; rent; and other general and administrative costs. Sales and marketing costs, including marketing services, direct mail, and digital advertising campaigns, are expensed as incurred. Sales and marketing costs for the three months ended March 31, 2025 and 2024 was $15.0 million and $12.4 million, respectively, which included $12.7 million and $11.7 million, respectively, of advertising expense.
Other Expense, net
For the three months ended March 31, 2025 and 2024, Other expense, net included changes in the fair value of digital assets, realized gains and losses incurred on the sale of digital assets held for sale, gains on legal settlement, and impairment of internally developed software.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the condensed combined consolidated financial statements’ carrying amounts and tax bases of assets and liabilities and operating loss and tax credit carryforwards, measured using the enacted tax rates that are expected to be in effect when the temporary differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net income (loss) in the period that includes the enactment date. We evaluate the likelihood of future realization of our deferred tax assets based on all available evidence and establish a valuation allowance to reduce deferred tax assets when it is more-likely-than-not that deferred tax assets will not be realized.
The Company accounts for uncertain tax positions by reporting a liability for unrecognizable tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.
Recently Issued Accounting Standards
With the exception of those discussed below, there have not been recent changes in accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”), that are applicable to the Company, or adopted by the Company during the three months ended March 31, 2025.
Recently Issued Accounting Standards Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) - Disaggregation of Income Statement

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
Expenses (“ASU 2024-03”), which requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. ASU 2024-03 also requires a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclosure of the total amount of selling expenses, and in annual reporting periods. the Company’s definition of selling expenses. ASU 2024-03 is effective for public business entities’ annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the effect of adopting ASU 2024-03 on its disclosures.
In December 2023, the FASB issued ASU 2023‐9, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions and applies to all entities subject to income taxes. ASU 2023-09 is effective for public business entities’ annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, with retrospective application permitted. The Company is currently evaluating the effect of adopting ASU 2023-09 on its disclosures.
NOTE 3 – INVESTMENTS
The Company holds investments across three primary categories: marketable securities that represents the interests it is required to retain upon securitizing loans in transactions that are considered sales under GAAP, digital assets in the form of cryptocurrencies held for sale and held as collateral for personal loans, and investments in entities that the Company does not consolidate.
Marketable Securities
The following table summarizes the Company’s marketable securities at March 31, 2025 and December 31, 2024:

	March 31, 2025
	Outstanding Face Amount(A)	Net Fair Value Adjustment	Carrying Value(B)
Marketable securities, at fair value
Investment grade debt securities(C)	$136,613	$387	$137,000
Below investment grade debt securities(D)	16,310	(61)	16,249
Residual interest securities(E)	33,593	965	34,558
Total	$186,516	$1,291	$187,807

	December 31, 2024
	Outstanding Face Amount(A)	Net Fair Value Adjustment	Carrying Value(B)
Marketable securities, at fair value
Investment grade debt securities(C)	$121,278	$(102)	$121,176
Below investment grade debt securities(D)	7,897	(90)	7,807
Residual interest securities(E)	24,138	10,368	34,506
Total	$153,313	$10,176	$163,489

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
______________
(A)The total outstanding face amount represents the aggregate face amount of the debt securities outstanding at each period end, excluding residual interest securities and interest-only securities.
(B)The Company elected the fair value option for marketable securities; therefore, carrying value represents fair value. See Note 11 for additional information regarding the valuation of the Company’s marketable securities.
(C)Represents debt securities rated A- or above by DBRS Morningstar or comparable rating by other rating agencies.
(D)Represents debt securities rated below A- by DBRS Morningstar or comparable rating by other rating agencies.
(E)Represents residual interests and non-rated securities in securitizations that are not considered debt securities, including 17 and 15 non-rated securities with aggregate outstanding face amounts of $15.6 million and $15.1 million at March 31, 2025 and December 31, 2024, respectively, and 10 and 8 interest-only securities based upon aggregate outstanding principal amounts of $10.9 million and $9.1 million at March 31, 2025 and December 31, 2024, respectively.
Digital Assets
The following table summarizes the significant digital assets held by third-party custodians on behalf of the Company’s customers at March 31, 2025 and December 31, 2024:

	March 31, 2025		December 31, 2024
	Units	Fair Value(A)	Units	Fair Value(A)
Digital Assets Held as Collateral(C)
Bitcoin (BTC)	659	$54,760	531	$49,593
Ethereum (ETH)	2,789	5,082	4,457	14,846
Total digital assets held as collateral(B)	3,448	$59,842	4,988	$64,439
______________
(A)The Company records digital assets and corresponding liability for digital assets held as collateral at fair value, and the Company does not consider the cost basis to be meaningful. See Note 11 for additional information regarding the valuation of these assets and liabilities.
(B)The Company originates loans collateralized by digital assets and recorded a corresponding $59.9 million liability representing the fair value digital assets owed to the borrower in the event of loan repayment that is included in Other current liabilities in the Condensed Combined Consolidated Balance Sheets.
(C)Digital assets held for collateral are included in “Digital assets” in the Condensed Combined Consolidated Balance Sheets
The following table summarizes the significant digital assets held by the Company, and by third-party custodians on behalf of the Company, at March 31, 2025 and December 31, 2024:

	March 31, 2025			December 31, 2024
	Units	Cost Basis	Fair Value(A)	Units	Cost Basis	Fair Value(A)
Digital Assets Held for Sale(B)
Solana (SOL)(C)	98,105	$11,109	$12,288	95,139	$10,110	$18,020
USD Coin	2,435,609	2,436	2,436	2,414,254	2,414	2,414
USDT	953,658	954	954	—	—	—
Other digital assets(D)(E)	Various	2,336	2,336	Various	2,693	2,693
Total digital assets held for sale	3,487,372	$16,835	$18,014	2,509,393	$15,217	$23,127
______________
(A)The Company records digital assets held for sale at fair value. See Note 11 for additional information regarding the valuation of these assets and liabilities.
(B)Digital assets held for sale are included in both “Digital assets” and “Digital assets, non-current” in the Condensed Combined Consolidated Balance Sheets, depending on the nature of the underlying asset and related restrictions.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
(C)Includes 67.684 SOL that are subject to a lock-up period through January 2028 and unlocked on a monthly basis based on a contractual schedule. The locked tokens are not accessible, are staked, and earn rewards during the lock up period.
(D)Includes various other digital asset balances, none of which individually represented more than 5% of the carrying value of total digital assets held for sale.
(E)Includes native utility tokens used by the Company as a medium of exchange (“Hash”), maintained by an affiliated entity, which is carried at cost in the Condensed Combined Consolidated Balance Sheets. See Note 10 for additional information regarding the related party relationship.
The following table summarizes activities involving the Company’s digital assets held as collateral and held for sale for the three months ended March 31, 2025 and 2024:

	Held as Collateral	Held for Sale
Balance at December 31, 2023	$—	$5,865
Purchases(A)	—	851
Impairment of digital assets	—	(5,850)
Balance at March 31, 2024	$—	$866

Balance at December 31, 2024	$64,439	$23,127
Purchases(A)	—	2,053
Sales(B)	—	(2,899)
Collateral received(C)	19,280	—
Distributions from Fund I(E)	—	1,177
Gains(D)	—	2,338
Collateral returned(C)	(11,217)	—
Change in fair value	(12,660)	(7,782)
Balance at March 31, 2025	$59,842	$18,014
______________
(A)Includes receipts of digital assets held for sale resulting from the disbursement of cash.
(B)Includes transactions related to the settlement and transfer of digital assets held for sale in exchange for the receipt of cash.
(C)Collateral received and returned includes movements impacting digital assets held as collateral associated with borrower personal loan activities which can include receipt of digital assets held as collateral related to loan originations, combined loan to value maintenance, and returns of collateral owed to the borrower once a loan has been repaid.
(D)Includes realized gains incurred on the sale of digital assets held for sale, and the recognition of income associated to blockchain staking rewards which are reflected in “Other expense, net” in the Condensed Combined Consolidated Statements of Operations. No realized gains were recorded for digital assets held as collateral, as the liquidation of collateral reduces the corresponding liability and cash proceeds are applied to the borrower’s personal loan balance.
(E)Represents distributions of digital assets received from SOL Opportunity Fund L.P., a domestic fund that invests primarily in SOL.
Safeguarding of Digital Assets
The Company engages a third party to provide custodial services for digital assets, which includes holding the cryptographic key information and working to protect the digital assets from loss or theft. The third-party custodian holds digital assets as custodial assets in an account in the Company’s name for the benefit of borrowers that collateralize their loans using digital assets. The Company maintains internal recordkeeping of the collateral in the form of digital assets, including the amount and type of digital assets owned by each borrower.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
Equity Investments
The Company holds the following minority investments in certain entities not considered significant to the Company and recorded within “Other non-current assets” in the Condensed Combined Consolidated Balance Sheets, with the Company’s share of net income of equity-method investees recorded as “Other revenue” in the Condensed Combined Consolidated Statements of Operations. The following table presents the carrying value of these investments at March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Equity Method Investees
Domestic Solana Fund(A)	$2,695	$5,748
Reflow(B)	50	920
	2,745	6,668
Measurement Alternative Investments
JAM FINTOP(C)	1,542	1,542
Total Equity Investments	$4,287	$8,210
______________
(A)Represents a 4.8% equity interest in SOL Opportunity Fund L.P. (“Domestic Solana Fund”), a domestic fund that invests primarily in SOL, at March 31, 2025 and December 31, 2024.
(B)Represents a 17.3% interest in Reflow Services LLC (“Reflow”), an SEC-registered investment adviser, at March 31, 2025 and December 31, 2024.
(C)Represents a 1.0% equity interest in JAM FINTOP Blockchain LP (“JAM FINTOP”), an investment company domiciled in the United States of America, at March 31, 2025 and December 31, 2024.
NOTE 4 – SERVICING
The following table summarizes the Company’s servicing assets at March 31, 2025 and December 31, 2024:

	March 31, 2025
	UPB of Underlying Loans	Loan Count	Carrying Value(A)
HELOC loans	$8,407,610	118,775	$86,838
Mortgage loans	160,539	291	1,985
Total	$8,568,149	119,066	$88,823

	December 31, 2024
	UPB of Underlying Loans	Loan Count	Carrying Value(A)
HELOC loans	$7,933,975	113,413	$86,465
Mortgage loans	162,908	294	2,032
Total	$8,096,883	113,707	$88,497
______________
(A)The Company records loan servicing assets at fair value. See Note 11 for additional information regarding the valuation of these assets.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
The following table includes a rollforward of the Company’s servicing assets for the three months ended March 31, 2025 and 2024:

Balance at December 31, 2023	$55,860
Change in fair value due to:
Additions(A)	12,242
Realization of cash flows(B)	(3,995)
Change in valuation inputs and assumptions	5,292
Total impact of change to fair value	13,539
Balance at March 31, 2024	$69,399

Balance at December 31, 2024	$88,497
Change in fair value due to:
Additions(A)	10,269
Realization of cash flows(B)	(5,240)
Change in valuation inputs and assumptions	(4,703)
Total impact of change to fair value	326
Balance at March 31, 2025	$88,823
______________
(A)Represents the fair value of servicing rights retained upon sale of originated loans.
(B)Based on the paydown of the underlying loans.
Geographic Concentration
The table below summarizes the geographic concentration of the loans underlying the servicing rights at March 31, 2025 and December 31, 2024:

	March 31, 2025		December 31, 2024
State	Amount Outstanding(A)	% of Total	Amount Outstanding(A)	% of Total
California	$2,250,537	26.3%	$2,146,371	26.5%
Florida	1,055,408	12.3	990,404	12.2
Arizona	443,357	5.2	429,469	5.3
Georgia	426,592	5.0	407,651	5.0
Washington	377,397	4.4	362,370	4.5
New Jersey	330,656	3.9	320,124	4.0
North Carolina	270,230	3.1	261,013	3.2
Virginia	257,410	3.0	241,844	3.0
Colorado	251,771	2.9	239,559	3.0
Ohio	241,684	2.8	227,069	2.8
Other U.S.(B)	2,663,107	31.1	2,471,009	30.5
Total	$8,568,149	100.0%	$8,096,883	100.0%
______________
(A)Represents the principal balance of the loans that the Company services.
(B)The Company did not service loans in any state or U.S. territory contained in “Other U.S.” aggregating to more than 5% of the total amount outstanding of the loans that the Company services.
As part of its servicing operations, the Company held principal, interest, and other borrower payments of $248.6 million and $198.8 million at March 31, 2025 and December 31, 2024, respectively, due to third-

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
party loan buyers recorded as “Payables to third-party loan owners” in the Condensed Combined Consolidated Balance Sheets. The Company makes payments on these arrangements by remitting amounts due from proceeds received from borrower payments on the underlying loans. Additionally, the Company has outstanding liability obligations to repurchase loans that are in early payment default status. As of March 31, 2025 and December 31, 2024, the total obligation to repurchase loans associated with contractual arrangements was $15.2 million and $13.8 million, respectively, recorded in “Payables to third-party loan owners” in the Condensed Combined Consolidated Balance Sheets.
NOTE 5 – LOANS
The following table summarizes loans held by the Company at March 31, 2025 and December 31, 2024:

	March 31, 2025			December 31, 2024
	UPB	Carrying Value(A)	Loan Count	UPB	Carrying Value(A)	Loan Count
Loans held for sale
HELOC loans	$482,864	$498,352	6,332	$359,155	$366,154	4,582
Personal loans(B)	28,484	28,269	294	24,975	24,975	233
Other(C)	3,998	3,904	207	4,977	4,793	326
Total loans held for sale	$515,346	$530,525	6,833	$389,107	$395,922	5,141
_______________
(A)The Company records loans at fair value. See Note 11 for additional information regarding the valuation of these assets.
(B)Loans collateralized by digital assets.
(C)Primarily contains legacy mortgage and other unsecured loans.
Loans are generally placed on non-accrual status when principal or interest is 90 days or more past due. The Company does not consider the average carrying values and interest income recognized (including interest income recognized using a cash-basis method) material for non-accrual loans. The Company placed loans held for sale with an aggregate UPB of $1.8 million and $1.2 million and fair value of $1.0 million and $0.8 million on non-accrual status at March 31, 2025 and December 31, 2024, respectively.
The Company did not hold any loans held for investment at March 31, 2025 or December 31, 2024.
The following table summarizes the past due status and difference between the aggregate UPB and the aggregate carrying value of loans held by the Company at March 31, 2025 and December 31, 2024.

	March 31, 2025			December 31, 2024
Payment Delinquency	UPB	Carrying Value(A)	Carrying Value(A) Over (Under) UPB	UPB	Carrying Value(A)	Carrying Value(A) Over (Under) UPB
Loans held for sale
Current	$499,089	$515,149	$16,060	$373,876	$383,551	$9,675
30 to 59 days	2,545	2,348	(197)	3,535	3,170	(365)
60 to 89 days	1,417	1,307	(110)	2,440	2,125	(315)
90 days or more	11,753	11,197	(556)	8,548	6,411	(2,137)
Forbearance	542	524	(18)	708	665	(43)
Total loans held for sale	$515,346	$530,525	$15,179	$389,107	$395,922	$6,815
_______________
(A)The Company records loans at fair value. See Note 11 for additional information regarding the valuation of these assets.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
The following table summarizes activities involving the Company’s loans for the three months ended March 31, 2025 and 2024:

	Loans held for sale	Loans held for investment
Balance at December 31, 2023	$255,516	$61,337
Purchases	512,008	587
Originations	669,912	—
Sales, net of repurchases	(1,046,223)	—
Principal payments	(103,314)	(3,197)
Change in fair value(A)	1,955	3,282
Loans not yet repurchased	3,663	—
Balance at March 31, 2024	$293,517	$62,009

Balance at December 31, 2024	$395,922	$—
Purchases	516,863	—
Originations	680,350	—
Sales, net of repurchases	(974,207)	—
Principal payments	(95,990)	—
Change in fair value(A)	6,168	—
Loans not yet repurchased	1,419	—
Balance at March 31, 2025	$530,525	$—
_______________
(A)Change in fair value of loans are reflected in “Gain on sale of loans, net” in the Condensed Combined Consolidated Statements of Operations.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
NOTE 6 – DEBT
The following table summarizes components of debt at March 31, 2025 and December 31, 2024:

	March 31, 2025					December 31, 2024
	Carrying Value	Facility Inception Date	Final Stated Maturity(A)	Weighted Average Funding Cost	Collateral Carrying Value	Carrying Value
Debt Carried at Cost
Funding Debt
Warehouse Facility 1(B)	$26,925	August 2020	November 2025	9.3%	$33,138	$28,286
Warehouse Facility 2(C)	165,821	November 2022	May 2025	7.3	169,871	61,007
Warehouse Facility 3(D)	50,417	October 2023	October 2025	9.9	46,685	26,227
Warehouse Facility 4(E)	107,180	February 2023	January 2026	6.9	108,811	68,568
Warehouse Facility 5(F)	12,646	October 2023	n.a.	10.2	11,900	21,697
REIT Warehouse(F)	55,540	October 2024	October 2025	10.0	52,435	99,204
Warehouse Facility 6(G)	—	May 2024	May 2026	—	—	—
Warehouse Facility 7(H)	—	February 2023	August 2025	—	—	—
Warehouse Facility 8(I)	—	March 2022	December 2024	—	—	—
Warehouse Facility 9(F)	—	March 2024	March 2025	—	—	861
Total funding debt	418,529				—	305,850
MSR Financing
Lender 1(J)	40,000	June 2024	June 2026	16.9	61,638	40,000
Total MSR Financing	40,000					40,000
Financed Retained Interests
Retained Interest Facility(K)	152,709	April 2023	Various(L)	6.6	152,863	129,005
Total Financed Retained Interests	152,709					129,005
Total Debt Carried at Cost, Gross	611,238					474,855
Unamortized deferred financing costs(M)	(1,706)					(1,679)
Total Debt Carried at Cost, Net	609,532					473,176
Debt at Fair Value
FCC(N)	201					—
Total Debt at Fair Value	201					—
Total Debt	$609,733					$473,176
_______________
(A)Debt obligations with a stated maturity through the date of issuance of the condensed combined consolidated financial statements were refinanced, extended or repaid.
(B)Warehouse Facility 1 bears variable interest at an annual benchmark rate of Secured Financing Overnight Rate (“SOFR”) plus a spread of 4.9% at March 31, 2025.
(C)Warehouse Facility 2 bears interest at SOFR plus a spread of 3.0% at March 31, 2025. The facility also carries a 0.5% exit fee on repurchased, non-securitized loans.
(D)Under Warehouse Facility 3, the interest accrued on the loans is payable to the lender during the period the loans are held, and the Company will pay a variable exit fee, which is determined on a quarterly basis as follows: (i) the first $50.0 million of principal balance repurchased is subject to a 0.5% exit fee, and (ii) amounts in excess

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
of $50.0 million are subject to an exit fee that are between 0.125% to 1.50% of the price at which the Company securitizes repurchased loans (or otherwise agreed between the Company and the lender for repurchased loans not securitized).
(E)Warehouse Facility 4 bears variable interest at SOFR plus a spread between 3.5% and 7.5% at March 31, 2025. A portion of the facility is also subject to a 0.5% non-use fee.
(F)The interest accrued from the collateral under the loans is payable to the lender during the period the loans are held.
(G)Warehouse Facility 6 bears interest at SOFR, plus a spread of 3.5% at March 31, 2025. The facility also carries a 0.5% exit fee on all loans repurchased from the facility.
(H)Warehouse Facility 7 bears interest at SOFR, plus a spread of 3.5% at March 31, 2025.
(I)Warehouse Facility 8 was closed in December 2024.
(J)The MSR Note bears interest at 16.5% per annum and secured by eligible servicing assets, which include servicing fees related to loan servicing rights owned by, or delegated to, the Company.
(K)Under the Retained Interest Facility, the interest accrued on the securities and beneficial interests is payable to the lender during the period the loans are held plus a spread between 0.50% and 0.55%, depending on the tranche to which the Company pledges collateral.
(L)The maturities of financed retained interests align with the terms of the underlying securities. The financed retained interest have maturity dates through March 2055.
(M)During the three months ended March 31, 2025 and 2024, the Company amortized $0.3 million and $0.6 million of deferred financing costs, respectively.
(N)Interest accrues at a rate of SOFR less 0.5% based on the face-amount certificates issued by FCC. Certificates mature 20 years from the issue date, but may be surrendered at any time by the holder at face amount, plus accrued interest minus any applicable expenses or fees.
Maturities
Contractual maturities of recourse and nonrecourse debt obligations at March 31, 2025, are as follows:

Years Ending December 31,	Recourse	Nonrecourse	Total
2025 (remainder)	$165,821	$133,082	$298,903
2026	147,180	—	147,180
2027	—	—	—
2028	—	—	—
2029	—	—	—
Thereafter	—	152,709	152,709
	$313,001	$285,791	$598,792

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
Borrowing Capacity
The following table represents borrowing capacity of committed debt facilities at March 31, 2025:

	March 31, 2025
Debt	Borrowing Capacity	Balance Outstanding	Available Financing
Funding Debt
Warehouse Facility 1	$250,000	$26,925	$223,075
Warehouse Facility 2	350,000	165,821	184,179
Warehouse Facility 3	100,000	50,417	49,583
Warehouse Facility 4	335,300	107,180	228,120
REIT	150,000	55,540	94,460
Warehouse Facility 6	250,000	—	250,000
Warehouse Facility 7	1,000	—	1,000
Warehouse Facility 8	—	—	—
Warehouse Facility 9	—	—	—
MSR Financing
Lender 1	40,000	40,000	—
Financed Retained Interests
Retained Interest Facility	250,000	152,709	97,291
	$1,726,300	$598,592	$1,127,708
Certain debt obligations are subject to customary loan covenants, such as minimum tangible net worth, minimum liquidity, maximum leverage ratios, required range of net income or loss during specified periods, periodic financial reporting requirements, and event of default provisions, including event of default provisions triggered by certain specified declines in the Company’s equity or a failure to maintain a specified tangible net worth, liquidity, or indebtedness to tangible net worth ratio. The Company was in compliance with all of its debt covenants at March 31, 2025.
Facilities
The following summarizes the debt facilities that the Company entered into or amended during the three months ended March 31, 2025 and during the year ended December 31, 2024.
Warehouse Facility 2
In December 2024, the Company amended Warehouse Facility 2 to reduce the borrowing limit to $350.0 million and to lower the interest rate from SOFR plus a spread of 4% to SOFR plus a spread of 3%.
Warehouse Facility 3
In February 2024, the Company amended Warehouse Facility 3 to temporarily increase the borrowing limit from $100.0 million to $200.0 million for the period February 1, 2024 through April 30, 2024.
Warehouse Facility 4
In March 2024, the Company amended Warehouse Facility 4 to establish a second class of buyer under the facility. Borrowings to Class A and Class B Buyers were limited to $200.0 million and $37.50 million, respectively, with an aggregate borrowing limit of $237.50 million. On January 29, 2025, the Company amended Warehouse Facility 4 to increase the aggregate borrowing limit to $335.3 million and extend the maturity date to January 2026.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
REIT Warehouse
In October 2024, the Company entered into a secured warehouse credit facility with a borrowing limit of $150.0 million.
MSR Note
In June 2024, the Company entered into a loan and security agreement with Lender 1 under which the Company borrowed the MSR Note that had an initial borrowing limit of $30.0 million. In September 2024, the Company and Lender 1 amended the MSR Note to increase the borrowing limit to $40.0 million.
FCC
During the three months ended March 31, 2025, FCC issued $0.2 million face-amount certificates to third parties, redeemable upon redemption of YLDS. The certificates entitle the certificate owner to receive, at certificate maturity, a stated amount of money, interest, or credits declared from time to time by FCC, at its discretion. The certificates issued by FCC are not insured by any government agency or other entity.
NOTE 7 – EQUITY
These financial statements combine the capital structures and operations of FTI and Markets, both of which issued common and convertible preferred shares as well as equity awards in the form of options on and after the Reorganization (Note 2). In addition to common and preferred shares, and options thereon,

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
FTI issued equity awards in the form of RSAs and Markets issued warrants. Unless otherwise stated, the terms of each equity instrument applies to each respective entity.
The following table summarizes the Company’s equity instruments at March 31, 2025 and December 31, 2024:

	March 31, 2025
	Authorized Shares	Issued and Outstanding(A)
		Shares(B)	Warrants	Options	RSA
Common Stock
FTI	202,800,000	49,114,305	—	29,177,345	44,973,456
Markets	188,540,000	101,076,818	—	10,573,823	—
Total Common Stock	391,340,000	150,191,123	—	39,751,168	44,973,456
Convertible Preferred Stock
FTI	104,575,110	104,575,110	—	—	—
Markets	56,573,362	36,326,136	8,135,228	—	—
Total Convertible Preferred Stock	161,148,472	140,901,246	8,135,228	—	—

	December 31, 2024
	Authorized Shares	Issued and Outstanding(A)
		Shares(B)	Warrants	Options	RSA
Common Stock
FTI	202,800,000	48,918,728	—	29,648,570	44,973,456
Markets	188,540,000	101,071,089	—	11,811,451	—
Total Common Stock	391,340,000	149,989,817	—	41,460,021	44,973,456
Convertible Preferred Stock
FTI	104,575,110	104,575,110	—	—	—
Markets	56,573,362	36,326,136	6,850,717	—	—
Total Convertible Preferred Stock	161,148,472	140,901,246	6,850,717	—	—
_______________
(A)Except for common and convertible preferred shares, amounts represent the gross common or convertible preferred shares issuable upon exercise or vesting.
(B)Par value of $0.00001 per share. The holders of each share of common stock are entitled to voting rights equal to one vote for each share of common stock. The holder of each share of preferred stock is entitled to voting rights equal to the number of shares of common stock into which each share of preferred stock converts at the stated conversion rate. Common shareholders of each FTI and Markets may elect five and ten members to the respective entity’s Board of Directors. Except for FTI’s Series C-2 and D convertible preferred stock, each series of convertible preferred stock, as a group, is entitled to elect one member to each respective entity’s Board of Directors (Series C and C-1 elect a single member to FTI’s Board of Director as a group). Any remaining members of the respective entity’s Board of Directors are elected by common and preferred shareholders, on an as-converted basis, as a single group. At March 31, 2025, no common or convertible preferred dividends have been declared by either FTI or Markets.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
The following table includes information regarding each series of FTI’s and Markets’ convertible preferred stock at March 31, 2025 and December 31, 2024:

	Number of Shares Outstanding		Liquidation Preference		Per Share
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	Liquidation Price(A)	Dividends(B)	Conversion Rate(C)
FTI
Series Seed	16,100,540	16,100,540	$16,947	$16,947	$1.05	$0.08	$1.05
Series A	32,860,461	32,860,461	41,759	41,759	1.27	0.10	1.27
Series B	29,448,787	29,448,787	73,519	73,519	2.50	0.20	2.50
Series C-1	504,081	504,081	3,050	3,050	6.05	0.48	6.05
Series C-2	1,983,287	1,983,287	15,000	15,000	7.56	0.61	7.56
Series C	11,238,629	11,238,629	85,000	85,000	7.56	0.61	7.56
Series D	12,439,325	12,439,325	219,999	219,999	17.69	1.41	17.69
Total	104,575,110	104,575,110	455,274	455,274
Markets
Series Seed	36,326,136	36,326,136	$73,292	$73,292	2.02	0.16	2.02
_______________
(A)In the event of any liquidation, dissolution, or winding up of the issuing entity, either voluntary or involuntary, the holders of preferred stock are entitled to receive, prior to and in preference over holders of common stock, an amount equal to the original issuance price as adjusted for dividends, stock splits, combinations, recapitalizations, or similar adjustments. If the issuing entity’s legally available assets are insufficient to satisfy the preferred stock liquidation preference, the funds will be distributed ratably among the preferred stock stockholders in proportion to their full liquidation preference. Following the above payments, all remaining legally available assets of the issuing entity, if any, are distributed to the holders of common and preferred stock on an as-converted basis.
(B)The holders of preferred stock are entitled to receive dividends, when and if declared by the issuing entity’s Board of Directors, out of any of the issuing entity’s funds or assets legally available. The holders of preferred stock are entitled to receive dividends prior to, and in preference of, dividends declared on common stock. Dividends are non-cumulative and paid on a pari passu basis, with any additional dividends paid ratably among holders of common stock and preferred stock on an as-converted basis.
(C)Each share of preferred stock is convertible to common stock, at the option of the holder, at any time after the date of issuance at a specified rate. Each share of preferred stock will automatically convert into shares of common stock, at the then-effective conversion rate, upon the earlier of: (i) a qualifying initial public offering with aggregate gross proceeds exceeding $50.0 million or, (ii) upon the issuing entity’s receipt of written consent by the holders of a majority of the then-outstanding shares of preferred stock, voting as a single class, on an as-converted basis.
Common Stock
In March 2024, as part of the Reorganization, the Company issued 74,121,957 common shares at a par value of $0.0001 per share as part of the formation of Markets, and certain employees were granted the ability to transfer outstanding common stock of FTI to the Company in the total amount of 3,667,229 shares in exchange for an equitable amount of common stock of Markets in the total amount of 25,876,894 shares. The shares received by the Company were returned to the authorized pool of shares available to be issued.
In December 2024, the Company voluntarily redeemed 186,054 common shares at a weighted average price of $5.38 per share and immediately retired the common shares, reducing common shares authorized for issuance by the same amount.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
Convertible Preferred Stock
In 2024, the Company issued 36,326,136 convertible preferred shares of Markets at a price of $2.02 per share for proceeds of $73.3 million, net of issuance costs totaling $1.5 million, of which proceeds of $52.1 million were received during the three months ended March 31, 2024.
Protection Provisions
As long as 12,000,000 and 20,907,534 shares of preferred stock of FTI and Markets, respectively, remain outstanding, a simple majority vote of the aggregate outstanding convertible preferred shares on an as-converted basis are necessary to consummate certain transactions for each respective entity, including but not limited to: creating any senior or pari passu security to the preferred stock; amending any provision of the certificate of incorporation or bylaws that would alter the privileges, preferences, or voting rights granted to preferred stock; declaring or paying any dividend or distribution with respect to preferred stock or common stock; changing the authorized number of members on the Board of Directors; entering into any transaction deemed to be a liquidation or dissolution of the issuing entity; authorizing a new class or series of equity security that have liquidation payment rights that are senior to any series of the preferred stock; or conduct any initial coin offering or token offering in which the issuing entity does not retain a majority of the proceeds or tokens following such offering.
Warrants
In March 2024, the Company issued warrants to purchase up to 1,926,762, 1,926,762, and 7,707,069 preferred shares to an existing convertible preferred shareholder in exchange for a software license, one year of software development services, and up to two years of other services, respectively, for a total of 11,560,593 preferred shares issuable. In each case, the convertible preferred warrant holder may exercise at an exercise price of $0.65 per convertible preferred share within a 5-year period after issuance. Warrants for services provided by the convertible preferred shareholder not related to software are granted and immediately vest monthly.
In March 2024, the convertible preferred warrant holder delivered the licensed software, and the Company capitalized the licensed software acquired of $3.0 million, representing the fair value of the warrants to purchase 1,926,762 convertible preferred share at that time, and a corresponding increase in additional paid-in capital.
During the three months ended March 31, 2025, the Company recognized equity-based compensation expense within “Technology and product development” expense in the Condensed Combined Consolidated Statements of Operations of (a) the remaining $0.6 million of the $3.0 million grant-date fair value of the warrants to purchase up to 4,281,705 preferred shares related to software development services and (b) $2.3 million grant-date fair value of the warrants to purchase up to 1,284,512 preferred shares related to other services provided by the convertible preferred warrant holder.
At March 31, 2025, exercisable warrants have a weighted average exercise period of 2.3 years.
Equity-Based Compensation
The Company grants equity-based compensation in the form of options and RSAs to its officers, employees, and other service providers under the terms of the applicable equity incentive plans for the purpose of providing incentives and rewards for service or performance that align the interest of grantees with the long-term growth and profitability of the Company.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
The following table presents the amount of stock-based compensation expense related to equity-based compensation recognized in the Condensed Combined Consolidated Statements of Operations:

	For the Three Months Ended March 31,
	2025	2024
General and administrative	$1,726	$22,199
Sales and marketing	79	(154)
Technology and product development	532	1,063
Operations and processing	77	101
Total equity-based compensation expense	$2,414	$23,209
Equity Incentive Plans
In 2018, the Company adopted the 2018 Equity Incentive Plan (“2018 Plan”) that authorized the Company to grant up to 52,346,283 common stock of FTI to FTI’s employees, non-employees, officers, and directors in the form of incentive stock options, non-qualified stock options, and RSAs. At March 31, 2025 and December 31, 2024, the Company had granted awards equivalent to — and 48,861,380 common shares of FTI, respectively, gross of forfeited and delivered awards.
As part of the Reorganization, the Company adopted the 2024 Equity Incentive Plan (“2024 Plan”) that authorized the Company to grant up to 22,985,889 common stock of Markets to Markets’ employees, non-employees, officers, and directors in the form of incentive stock options and non-qualified stock options. At March 31, 2025 and December 31, 2024, the Company had granted awards equivalent to — and 14,213,831 common stock of Markets, respectively, gross of forfeited and delivered awards.
Unrecognized Compensation Expense — At March 31, 2025, the Company has not yet recognized compensation expense for the following awards:

	Weighted Average Recognition Period (Years)	Shares			Unrecognized Compensation Expense
Vesting Condition		Options	RSAs	Total	Options	RSAs
Time-based(A)	2.9	15,670	—	15,670,035	$22,765	$—
Multiple(A)(B)	—	—	5,875	5,874,850	—	28,317
Total		15,670	5,875	21,544,885	$22,765	$28,317
_______________
(A)All awards vest over a period of two to four years, and most awards have a one year cliff vesting feature.
(B)Awards include a service period vesting condition, as noted above, and liquidity-based vesting conditions. These awards require a liquidity event, as defined in the award agreement, that has neither occurred nor is reasonably likely to occur at March 31, 2025.
Modifications of Awards Under the 2018 Plan
The Company extended the post-termination exercise period of vested options held by certain current and former employees, resulting in $3.6 million of incremental equity-based compensation expense recognized during the three months ended March 31, 2024.
Noncontrolling Interests in Consolidated Subsidiaries
The following amounts relate to equity interests held by the third-party investors in a real estate investment trust subsidiary, Figure REIT, Inc. (“Figure REIT”) and the Figure Markets Offshore Opportunity Investment Fund L.P. (“Offshore Solana Fund”) both of which the Company consolidates, but does not wholly-own.
The noncontrolling interests in the net income (loss) is computed as follows:

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)

	Three Months Ended March 31,
	2025			2024
	Net Income (Loss)	Noncontrolling Interest as a Percent of Total(A)	Noncontrolling Interest in Income (Loss) of Consolidated Subsidiaries	Net Income	Noncontrolling Interest as a Percent of Total(A)	Noncontrolling Interest in Income (Loss) of Consolidated Subsidiaries
Figure REIT	$874	44.6%	$390	$3,322	44.6%	$1,482
Offshore Solana Fund	(6,536)	2.8	(183)	—	—	—
Total / weighted average	$(5,662)	7.7%	$207	$3,322	44.6%	$1,482
_______________
(A)Represents the weighted average percentage of total noncontrolling shareholders’ net income (loss) in consolidated subsidiaries.
The noncontrolling interests in the equity of consolidated subsidiaries is computed as follows:

	March 31, 2025			December 31, 2024
	Total Consolidated Equity	Noncontrolling Ownership Interest as a Percent of Total	Noncontrolling Interest in Equity of Consolidated Subsidiaries	Total Consolidated Equity	Noncontrolling Ownership Interest as a Percent of Total	Noncontrolling Interest in Equity of Consolidated Subsidiaries
Figure REIT	$17,554	44.6%	$8,159	$18,261	44.6%	$7,769
Offshore Solana Fund	8,441	2.8	244	17,807	2.8	508
Total / weighted average	$25,995	31.0%	$8,403	$36,068	24.0%	$8,277
NOTE 8 – VARIABLE INTEREST ENTITIES
Consolidated VIEs
The Company’s consolidated VIEs at March 31, 2025 included a fund limited partnership and a real estate investment trust (“REIT”) in which the Company has investments and is deemed to have both the power to direct the most significant activities of the entities and the right to receive benefits, or the obligation to absorb losses, that could potentially be significant to these entities.
The table below presents the carrying value and classification of the assets and liabilities of VIEs consolidated within the Condensed Combined Consolidated Balance Sheets, after elimination of intercompany balances:

	March 31, 2025			December 31, 2024
	Offshore Solana Fund	Figure REIT	Total	Offshore Solana Fund	Figure REIT	Total
Total assets	$8,444	$74,773	$83,217	$17,811	$121,817	$139,628
Total liabilities	3	56,397	56,400	4	103,556	103,560
Offshore Solana Fund
The Offshore Solana Fund was initially a wholly-owned subsidiary of the Company. In July 2024, the Company sold 2.8% of the Offshore Solana Fund limited partnership interests to unrelated third parties. As of March 31, 2025, the Company holds a 97.2% interest in the Offshore Solana Fund. Through its

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
ownership of the general partner, the Company has the power to direct the activities that most significantly impact the economic performance of the Offshore Solana Fund and the Company has an obligation to absorb losses or receive returns of the Offshore Solana Fund. Third-party limited partners in the Offshore Solana Fund hold a ratable interest in the fair value of the Offshore Solana Fund’s net assets, and the Company presents such noncontrolling interests at fair value in the Condensed Combined Consolidated Balance Sheets and reflects changes thereon in the Condensed Combined Consolidated Statements of Operations.
Figure REIT
The Company holds all voting rights in Figure REIT, Inc. (“Figure REIT”), and it directs the activities that most significantly impact the economic performance of Figure REIT through an advisor. However, third parties own 44.6% of the non-voting equity in Figure REIT in the Company at March 31, 2025. While the Company has economic exposure through its direct and indirect interest in Figure REIT, there is no recourse to the Company for Figure REIT’s liabilities.
See Note 7 for further discussion of the noncontrolling interests in the entities above.
Non-Consolidated VIEs
While the Company continues to be involved with securitizations considered VIEs in its role as the sponsor and the servicer of securitization transactions, the Company has determined that it is not the primary beneficiary of these entities and therefore does not consolidate these securitizations. These entities are established as grantor trusts for various securitization transactions. The activities that most significantly impact the economic performance of the VIE include servicing activities with respect to delinquent and defaulted loans, determined by a third-party special servicer that the Company may not remove without cause. Assets transferred into each securitization trust are legally isolated from the creditors of the Company, not available to satisfy obligations of the Company, and can only be used to settle obligations of the underlying trust in exchange for debt securities and beneficial interests sold.
The following table summarizes the aggregate risk characteristics of the unconsolidated VIEs and the Company’s maximum exposure to loss at March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
UPB of securitization collateral	$3,226,216	$2,785,341
Weighted average delinquency(A)	0.5%	0.4%
Face amount of debt held by third parties	$3,045,612	$2,586,297
Maximum exposure(B)	$240,894	$201,512
_______________
(A)Represents the percentage of the UPB that is 60+ days delinquent.
(B)Primarily represents the aggregate fair value of the Company’s investments in marketable securities and the servicing assets associated with underlying collateral of the securitizations. In certain cases, the Company is obligated to fund securitization reserve accounts. See Note 9 for further discussion regarding the Company’s reserve account funding obligations.
NOTE 9 – COMMITMENTS AND CONTINGENCIES
Litigation — The Company is or may become, from time to time, involved in various disputes, litigation, arbitration, and regulatory inquiry and investigation matters that arise in the ordinary course of business. Given the inherent unpredictability of matters the Company has been and currently is involved in, the outcome of these proceedings cannot be determined at this time, and it is possible that future adverse outcomes could have a material adverse effect on its business, financial position or results of operations. The Company is not aware of any unasserted claims that it believes are material and probable of assertion where the risk of loss is expected to be reasonably possible, but the Company may

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
become involved in additional litigation in the ordinary course of our business in the future, including litigation that could be material to its business.
The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in a liability and the amount of loss, if any, can be reasonably estimated. Management, after consultation with legal counsel, believes that there are no known actions or threats that would result in a material adverse effect on the Company’s financial condition, results of operations, or cash flows.
The Company is, from time to time, subject to inquiries by government entities, though the Company currently does not believe any of these inquiries would result in a material adverse effect on the Company’s business.
Indemnifications — In the normal course of business, the Company and its subsidiaries entered into contracts that contain representations and warranties that provide general indemnifications in regards to legal proceedings. The Company’s maximum exposure under these arrangements is unknown as this would involve future legal claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of material loss to be remote.
Debt Covenants — Certain of the Company’s debt obligations are subject to loan covenants and event of default provisions. See Note 6 for further discussion of the Company’s debt obligations.
Loan Purchase and Servicing Commitments — The Company enters into agreements with various loan origination partners to purchase and service the loans they originate through the Technology Offering. At March 31, 2025 and December 31, 2024, purchase commitments totaled $279.6 million and $142.2 million to loan origination partners, respectively. The Company does not record an asset or liability for purchase or servicing commitments since it expects such commitments to benefit the Company, and the Company has not yet taken control of the underlying loans.
Loan Funding Obligations — The HELOC loans that the Company originates or purchases include terms that permit borrowers to draw amounts, or redraw previously repaid amounts, during a 5-year period after the original origination date. At March 31, 2025 and December 31, 2024, borrowers were able to borrow up to $35.9 million and $29.1 million on undrawn HELOC loans that the Company has committed to fund.
Loan Repurchase Obligations — The Company has contractual agreements with certain loan buyers to repurchase or substitute loans where a borrower misses a payment within 30 to 90 days since the loan’s origination, though the Company indemnifies the loan buyer against future losses on such loans in certain cases. The Company generally continues to service the defaulting loan through a third-party subservicer and recognizes a loss to the extent the contractual repurchase price of the loan exceeds the estimated fair value on the repurchase date, further adjusted upon resale of the loan, if applicable. For the three months ended March 31, 2025 and 2024, the Company repurchased loans for which it recognized losses of $1.6 million and $1.4 million within “Other expense” in the Condensed Combined Consolidated Statements of Operations, respectively. At March 31, 2025, the Company has contingent commitments to repurchase loans with an aggregate UPB of up to $479.6 million for which the Company recorded repurchase obligations totaling $15.2 million within “Payables to third-party loan owners” in the Condensed Combined Consolidated Balance Sheets. The Company recorded a reserve of $6.8 million within “Other current liabilities” in the Condensed Combined Consolidated Balance Sheets, based on the Company’s estimate of expected future losses at March 31, 2025.
Securitization Reserve Account Funding Obligations — The Company, in its capacity as servicer of certain securitizations, has committed to fund and replenish customary reserve accounts held by the securitization trust that the Company initially funds at the time of securitization in an amount based upon expected prepayments, delinquencies, defaults, and draws from borrowers for loans in the securitization. While the Company’s obligation to fund reserve amounts is not limited, and the Company cannot reliably estimate the long-term macroeconomic environment that may impact its maximum exposure for such

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
obligations over the contractual life of the securitization, the Company does not expect to fund material amounts to its securitizations in excess of current balances at March 31, 2025.
Capital Commitments — In February 2025, the Company entered into a joint venture agreement with a third party to finance loans originated or purchased by the Company. As part of that agreement, the Company committed to invest up to $10.5 million in exchange for a 5.0% interest in the joint venture. At March 31, 2025, the Company had not contributed capital into the joint venture.
Leases — The Company has non-cancellable leases on office spaces expiring through 2026 that it does not sublease. Rent expense for the three months ended March 31, 2025 and 2024 totaled $0.7 million and $0.8 million, respectively. The Company has leases that include renewal options, leasehold improvement incentives, and escalation clauses. At March 31, 2025, the Company has not considered such renewal provisions in the determination of the lease term, as it is not reasonably certain these options will be exercised. The terms of the leases do not impose any financial restrictions or covenants. Operating lease ROU assets of $2.1 million are presented in Other non-current assets, and lease liabilities of $2.1 million are presented in Other current liabilities and Lease liability, non current, in the Condensed Combined Consolidated Balance Sheets.
Future undiscounted, minimum lease payments for the Company’s non-cancellable operating leases at March 31, 2025 were as follows:

Years Ending December 31,	Amount
2025 (remainder)	$1,624
2026	627
Total undiscounted lease payments	2,251
Less: Imputed Interest	(174)
Operating Lease Liabilities	$2,077
At March 31, 2025 and December 31, 2024, the weighted average remaining lease term for operating leases was 1.0 years and 1.2 years, respectively, and the weighted average discount rate was 2.1% and 2.0%, respectively. The Company paid $0.7 million and $0.7 million in cash included in the measurement of lease liabilities for the three months ended March 31, 2025 and 2024, respectively.
San Francisco Office Space
In January 2025, the Company amended its expiring lease agreement for office space located in San Francisco, California. The lease amendment relocated the leased premises, extended the lease term until August 2028, reduced monthly lease payments, and includes both a rent abatement period and tenant improvement allowances. The modification of the existing premise lease was treated as a lease modification that was not material. The relocated premises will be accounted for as a new lease that has not yet commenced as of March 31, 2025.
NOTE 10 – RELATED PARTY TRANSACTIONS
Transactions with Controlled Affiliates
The Company entered into arrangements with entities also controlled, or significantly influenced, by the Controlling Party or other affiliates of the Company.
Provenance Foundation
Term Note
In July 2022, FT entered into an interest bearing term note with the Provenance Foundation (“Provenance”), pursuant to which FT provided Provenance with a $5.0 million loan. On June 12, 2023,

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
the term note was amended, pursuant to which the total principal amount of the loan was increased to $9.1 million. The term note is held by Markets and is eligible to be settled in cash or an equivalent value of Hash at maturity. At March 31, 2025 and December 31, 2024 the outstanding principal of the loan, including interest paid in-kind, was recorded at $10.3 million and $9.4 million, respectively as “Loan to related parties” in the Condensed Combined Consolidated Balance Sheets. Interest accrued on the note for the three months ended March 31, 2025 and 2024 is $0.9 million and $0.2 million, respectively, recorded as “Interest income” in the Condensed Combined Consolidated Statements of Operations.
Gas Fee Service Provider
In February 2025, FCC entered into a services agreement with Provenance whereby Provenance pays, on behalf of FCC, Hash to cover fees to network validators for processing and validating operations on the blockchain incurred in connection with the purchase or sale of the face-amount certificates issued by FCC and transacted on Provenance’s blockchain (“Provenance Blockchain”). FCC reimburses Provenance in cash in an amount equal to the then-current market value of Hash paid by Provenance. The Company recognized $— million incurred under the services agreement for the three months ended March 31, 2025 recorded as expense in “Operations and processing” on the Condensed Combined Consolidated Statements of Operations. At March 31, 2025, the Company owed $— to Provenance recorded in “Accounts payable and accrued liabilities” in the Condensed Combined Consolidated Balance Sheets.
Expense Reimbursement Agreement
Under an expense reimbursement agreement with Provenance whereby Provenance reimburses Markets for certain Markets’ employees that provide technology development services to Provenance, the Company offset $0.1 million of compensation expense recorded in “Technology and product development” expenses in the Condensed Combined Consolidated Statements of Operations it incurred under the expense reimbursement agreement for the three months ended March 31, 2025. At March 31, 2025, Provenance owed $— million to the Company recorded in “Accounts receivable, net” in the Condensed Combined Consolidated Balance Sheets.
Transactions with Equity-Method Investees
Reflow
The Controlling Party contributed a 17.3% interest in Reflow to the Company. During the three months ended March 31, 2025 and 2024, the Company received distributed profits of $— million and $— million, respectively, recorded in “Other revenue” in the Condensed Combined Consolidated Statements of Operations. The Company recorded receivables of $— million and $— million at March 31, 2025 and December 31, 2024, respectively, as “Accounts receivable, net” in the Condensed Combined Consolidated Balance Sheets for such services.
See Note 3 for detail on the Company’s investment in Reflow.
Domestic Solana Fund
At March 31, 2025, the Domestic Solana Fund acquired its investments in SOL primarily through auctions held through the FTX Trading Ltd. (“FTX”) bankruptcy proceedings through a purchase and sale agreement with Alameda Research and Maclaurin Investments. During the three months ended March 31, 2025 and 2024, the Company contributed $0.1 million and $— million to the Domestic Solana Fund, gross of $1.2 million and $— million distribution, respectively, recorded in “Other non-current assets” in the Condensed Combined Consolidated Balance Sheets.
See Note 3 for detail on the Company’s investment in Domestic Solana Fund.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
Transactions with the Controlling Party
During the three months ended March 31, 2025 and 2024, the Company incurred $0.2 million and $0.3 million in costs to arrange travel for the Controlling Party and other affiliates, respectively recorded as “General and administrative” expense in the Condensed Combined Consolidated Statements of Operations.
Other Transactions
Investments in Loan Securitizations
The Company retains beneficial interests in loan securitization trusts that it sponsors. See Notes 3 and 8 for additional detail.
NOTE 11 – FAIR VALUE MEASUREMENTS
Assets and Liabilities Recorded at Fair Value on a Recurring Basis
The following table summarizes information about the assets and liabilities that are measured at fair value on a recurring basis at March 31, 2025 and December 31, 2024:

	March 31, 2025
	Carrying Value	Fair value
		Level 1	Level 2	Level 3(A)	Total
Assets
Cash and cash equivalents	$332,024	$332,024	$—	$—	$332,024
Restricted cash	52,511	52,511	—	—	52,511
Digital assets(B)	76,356	76,356	—	—	76,356
Distressed asset claims(C)	6,325	—	—	6,325	6,325
Marketable securities, at fair value(D)	187,807	—	153,249	34,558	187,807
Loans held for sale, at fair value	530,525	—	—	530,525	530,525
Loan servicing assets, at fair value	88,823	—	—	88,823	88,823
Total assets	$1,274,371	$460,891	$153,249	$660,231	$1,274,371
Liabilities
Digital asset collateral repayment obligation(E)	$59,850	$59,850	$—	$—	$59,850
Certificate repayment obligation(E)	201	—	201	—	201
Total liabilities	$60,051	$59,850	$201	$—	$60,051

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)

	December 31, 2024
	Carrying Value	Fair value
		Level 1	Level 2	Level 3(A)	Total
Assets
Cash and cash equivalents	$287,256	$287,256	$—	$—	$287,256
Restricted cash	57,777	57,777	—	—	57,777
Digital assets	86,036	86,036	—	—	86,036
Distressed asset claims(C)	7,589	—	—	7,589	7,589
Marketable securities, at fair value(D)	163,489	—	128,983	34,506	163,489
Loans held for sale, at fair value	395,922	—	—	395,922	395,922
Loan servicing assets, at fair value	88,497	—	—	88,497	88,497
Total assets	$1,086,566	$431,069	$128,983	$526,514	$1,086,566
Liabilities
Digital asset collateral repayment obligation(E)	$64,447	$64,447	$—	$—	$64,447
Total liabilities	$64,447	$64,447	$—	$—	$64,447
_______________
(A)See Notes 4 and 5 regarding changes in the carrying values of servicing assets and loans, respectively. There were no transfers of Level 3 instruments to, or from, other fair value levels during the periods presented.
(B)Included in “Digital assets” in the Condensed Combined Consolidated Balance Sheets and represents digital assets held for sale at fair value, and excludes digital assets held at cost that are considered intangible assets.
(C)Included in “Other current assets” in the Condensed Combined Consolidated Balance Sheets.
(D)Residual interest securities and non-rated securities in securitization not considered debt securities are included within Level 3 of the fair value hierarchy.
(E)Included in “Other current liabilities” in the Condensed Combined Consolidated Balance Sheets.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
Significant Valuation Inputs
The Company used the following unobservable inputs that it considers significant to value the financial assets and liabilities carried at fair value and classified within Level 3 of the fair value hierarchy:

	March 31, 2025
	Fair Value	Discount Rate(A) (%)	CPR(B) (%)	CDR(C) (%)	Servicing Rate(D) (%)	Loss Severity(E)
Marketable Securities
Residual interest securities	$34,558	13.5% - 25.3% 20.9%	16.5% - 25.3% 20.9%	1.5% - 1.7% 1.6%	n.a	n.a
Servicing Assets
HELOC loans	$86,839	13.0% - 13.0% 13.0%	0.9% - 33.2% 14.9%	—% - 4.9% 0.7%	0.3%	n.a
Mortgage loans	1,985	10.0% - 11.0% 10.8%	3.8% - 8.1% 5.6%	—% - 1.0% 0.2%	—%	n.a
Total / Weighted average(F)	$88,824	13.0%	14.7%	0.7%	0.3%
Loans Held for Sale(G)
HELOC loans	$498,352	6.3% - 10.5% 7.4%	1.6% - 32.2% 13.2%	0.9% - 28.3% 1.6%	n.a	10% - 56.5% 29.2%
Other	2,873	5.7% - 9.2% 7.5%	18.0% - 51.3% 25.4%	2.0% - 9.8% 7.8%	n.a.	88.0% - 92.0% 90.0%
Total / Weighted average(F)	$501,225	7.4%	13.3%	1.6%

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)

	December 31, 2024
	Fair Value	Discount Rate(A) (%)	CPR(B) (%)	CDR(C) (%)	Servicing Rate(D) (%)	Loss Severity(E)
Marketable Securities
Residual interest securities	$34,506	14.5% - 24.0% 19.7%	15.2% - 20.1% 17.7%	1.5% - 1.7% 1.6%	n.a	n.a
Servicing Assets
HELOC loans	$86,465	13.0% - 13.0% 13.0%	1.0% - 33.0% 14.4%	—% - 4.4% 0.7%	0.2%	n.a
Mortgage loans	2,032	10.0% - 11.0% 10.8%	3.9% - 8.2% 5.7%	—% - 1.0% 0.2%	—%	n.a
Total / Weighted average(F)	$88,497	12.9%	14.2%	0.7%	0.2%
Loans Held for Sale(G)
HELOC loans	$366,154	6.4% - 10.1% 7.6%	1.3% - 32.4% 13.6%	1.5% - 1.7% 1.6%	n.a	16.6% - 44.2% 32.4%
Other	3,829	5.1% - 8.7% 6.9%	17.9% - 99.7% 25.6%	0.4% - 10.2% 7.7%	n.a	88.0% - 92.0% 90.0%
Total / Weighted average(F)	$369,983	7.6%	13.7%	1.7%
_______________
(A)Significant increases (decreases) in the discount rate, in isolation, would result in a significantly lower (higher) fair value measurement.
(B)Significant increases (decreases) in the CPR, in isolation, would result in a significantly lower (higher) fair value measurement
(C)Significant increases (decreases) in the CDR, in isolation, would result in a significantly lower (higher) fair value measurement.
(D)Significant increases (decreases) in the servicing rate in excess of servicing costs, in isolation, would result in a significantly higher (lower) fair value measurement. Values represent the weighted average total mortgage servicing amount, net of subservicing costs.
(E)Significant increases (decreases) in the severity, in isolation, would result in a significantly lower (higher) fair value measurement.
(F)Unobservable inputs were weighted by respective fair value of each class.
(G)HELOC loans are measured at estimated fair value using a discounted cash flow valuation methodology, more specifically a residential mortgage cash flow model. Personal loans included in “Other” are measured at estimated fair value using a discounted cash flow valuation methodology, more specifically a loan cash flow model. The Company uses an estimated recovery from collections and recent sales to fair value personal loans that are 30 days past due; the fair value of such loans at March 31, 2025 and December 31, 2024 were not material.
Significant Valuation Input Sensitivity
The following tables summarize the estimated change in fair value of assets carried at fair value and classified within Level 3 of the fair value hierarchy for the unobservable inputs in “—Significant Valuation Inputs” at March 31, 2025. Each of the following sensitivity analyses is hypothetical and is provided for illustrative purposes only. There are certain limitations inherent in the sensitivity analyses presented. In particular, the results are calculated by stressing a particular economic assumption independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might counteract or amplify the sensitivities. Also, changes in the fair value based on the following

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
variations in an assumption generally may not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

	-2%		-1%		+1%		+2%
	$	%	$	%	$	%	$	%
Discount Rate
Marketable Securities
Residual interest securities	$837	4.1%	$463	2.3%	$(302)	(1.5)%	$(668)	(3.3)%
Servicing Assets
HELOC loans	4,915	5.6	2,388	2.7	(2,257)	(2.6)	(4,391)	(5.0)
Mortgage loans	197	5.5	94	4.7	(87)	(4.4)	(166)	(8.4)
Loans Held for Sale(A)
HELOC loans	9,465	2.2	7,807	1.8	(13,266)	(3.1)	(27,696)	(6.5)

	-20%		-10%		+10%		+20%
	$	%	$	%	$	%	$	%
CPR
Marketable Securities
Residual interest securities	$1,093	5.4%	$505	2.5%	$(398)	(2.0)%	$(847)	(4.2)%
Servicing Assets
HELOC loans	4,968	5.7	2,414	2.8	(2,274)	(2.6)	(4,426)	(5.1)
Mortgage loans	110	5.5	54	2.7	(51)	(2.6)	(101)	(5.1)
Loans Held for Sale(A)
HELOC loans	1,037	0.2	550	0.1	(621)	(0.2)	(1,303)	(0.3)
CDR
Marketable Securities
Residual interest securities	400	2.0	248	1.2	(110)	(0.5)	(244)	(1.2)
Servicing Assets
HELOC loans	1,867	2.2	1,075	1.3	(698)	(0.8)	(1,731)	(2.0)
Loans Held for Sale(A)
HELOC loans	1,175	0.3	589	0.2	(636)	(0.2)	(1,232)	(0.3)
Servicing Rate
Servicing Assets
HELOC loans	7,443	8.5	3,542	4.1	(3,542)	(4.1)	(7,085)	(8.1)
_______________
(A)Excludes non-HELOC loans as such loans are not considered material.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
Marketable Securities
The following table summarizes activities involving the Company’s marketable securities that are measured at fair value and classified within Level 3 of the fair value hierarchy for the three months ended March 31, 2025 and 2024:

Balance at December 31, 2023	$11,952
Purchases(A)	1,702
Sales	—
Principal payments	(299)
Change in fair value(B)	719
Balance at March 31, 2024	14,074

Balance at December 31, 2024	34,506
Purchases(A)	2,797
Principal payments	(4,818)
Change in fair value(B)	2,073
Balance at March 31, 2025	$34,558
_______________
(A)Includes premiums paid on the purchased notes.
(B)Included in “Gain on sale of loans, net” in the Condensed Combined Consolidated Statements of Operations.
Assets and Liabilities Not Measured at Fair Value on a Recurring Basis
The following table summarizes information about the liabilities that are not measured at fair value on a recurring basis at March 31, 2025 and December 31, 2024:

	March 31, 2025
	Carrying Value	Fair Value
		Level 1	Level 2(A)	Level 3	Total
Liabilities
Financed Retained Interests	$151,669	$—	$151,733	$—	$151,733
Total liabilities	$151,669	$—	$151,733	$—	$151,733

	December 31, 2024
	Carrying Value	Fair Value
		Level 1	Level 2(A)	Level 3	Total
Liabilities
Financed Retained Interests	$128,101	$—	$127,327	$—	$127,327
Total liabilities	$128,101	$—	$127,327	$—	$127,327
_______________
(A)Financed retained interests classified as Level 2 in the fair value hierarchy were valued with a discounted cash flow model using collateral contractual terms and discount rates of similar instruments that include default and prepayment expectations as observable inputs.
Debt not carried at fair value, including financed retained interests, is presented at the face amount, net of debt issuance costs that are amortized over the contractual term using the effective interest

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
method. The carrying value of debt associated with the warehouse facilities and servicing rights financing approximates the fair value due to their relatively short maturities.
Assets Measured at Fair Value on a Non-recurring Basis
Digital Assets
The Company held Hash at cost, totaling $1.5 million and $1.5 million at March 31, 2025 and December 31, 2024, respectively, as intangible assets presented within “Digital assets” in the Condensed Combined Consolidated Balance Sheets. In connection with a valuation that management performed with the assistance of a third-party specialist during the Reorganization, the Company determined an impairment indicator existed for the Hash it held. Therefore, the Company recognized a $5.9 million impairment charge, equal to the difference between the fair value and costs basis of Hash, in “Other expense, net” in the Condensed Combined Consolidated Statements of Operations during the three months ended March 31, 2024.
NOTE 12 – INCOME TAXES
The Company files two separate consolidated federal income tax returns for FTI and Markets.
The Company calculates the provision for income taxes during interim periods by applying an estimate of the forecasted annual effective tax rate for the full fiscal year to “ordinary” income or loss (pretax income or loss or loss excluding unusual or infrequently occurring discrete items) for the reporting period.
The Company’s income tax provision for the three months ended March 31, 2025 and 2024 is a expense of $1.2 million and expense of $0.0 million, respectively. The income tax expense recognized in both periods was primarily driven by profitability of the Company’s lending business.
At March 31, 2025 and December 31, 2024, the Company continues to maintain a valuation allowance against its federal and state deferred taxes. Management will continue to assess the need for a valuation allowance in future periods.
The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition at the effective date to be recognized.
None of the unrecognized tax benefits would affect the Company’s effective tax rate if these amounts are recognized due to our full valuation allowance.
The Company’s operations and resulting income taxes are calculated as if the Company filed a combined, separate federal income tax return. All tax years since inception are subject to examination by tax authorities, though the Company is currently not under examination by any federal or state jurisdiction.
NOTE 13 – SUBSEQUENT EVENTS
The following events occurred subsequent to March 31, 2025 through July 1, 2025, the date at which the Company’s condensed combined consolidated financial statements were available to be issued.
Debt Facilities
Digital Asset Loan Facility Agreement
In April 2025, the Company executed a master participation agreement with an asset management firm that allows the Company to grant 100% participation interest for digital asset backed loans it owns. The $30.0 million facility, with the ability to increase to a maximum facility size of $50.0 million, matures in October 2026, bears interest at a rate of 13.5%, and has a purchase period through April 2026.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES
NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(dollars in tables in thousands, except per share data)
Warehouse Facility 10
In April 2025, the Company entered into a master repurchase agreement with a major banking institution that contains customary debt covenants, a borrowing capacity of $300 million, including $1.0 million in committed capacity, and an initial maturity date in April 2026, with the option to renew at maturity. Borrowings under the facility bear interest at a rate of 2.35% plus SOFR.
Warehouse Facility 2
In May 2025, the Company and its lender amended the facility to reduce the borrowing capacity from $350.0 million to $150.0 million, expand eligible collateral types, and reduce certain funding costs. The amended facility has an initial maturity date of May 2026. Borrowings under the facility bear interest at a rate of SOFR plus a spread of 2.3%.
Warehouse Facility 11
In June 2025, the Company executed a master repurchase agreement with a major banking institution that has a facility limit up to $100.0 million, with the option to upsize via $20.0 million increments up to $200.0 million, and an initial maturity date in June 2027 with the option to renew at maturity. Borrowings under the facility bear interest at a rate of 1.75% plus SOFR, with a pricing floor of 2.0%, for a minimum all-in rate of 3.75%.
Corporate Activities
Redomiciliation
In May 2025, both FTI and Markets redomiciled from the State of Delaware to the State of Nevada upon approval by the board of directors of each entity.
Non-Public Filing of Registration Statement
In May 2025, the Company confidentially submitted a draft registration statement on Form S-1 with the U.S. Securities and Exchange Commission pursuant to the JOBS Act. The Company intends to pursue an initial public offering of its common stock; however, the timing, size, and terms of any offering have not yet been determined and remain subject to market conditions and SEC review.
Lease Commitment
In June 2025, the Company entered into a non-cancellable lease agreement for a five-year term with minimum annual payments of $1.0 million. The lease is expected to commence in October 2025 and includes a rent abatement period.

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105
Report of Independent Registered Public Accounting Firm
To the Board of Directors of
FT Intermediate, Inc. and Figure Markets Holdings, Inc. and their Subsidiaries:
Opinion on the Combined Consolidated Financial Statements
We have audited the accompanying combined consolidated balance sheets of FT Intermediate, Inc. and Figure Markets Holdings, Inc. and their Subsidiaries (the Company) as of December 31, 2024 and Figure Technologies, Inc. as of December 31, 2023, the related combined consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the combined consolidated financial statements). In our opinion, the combined consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These combined consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2022.
San Francisco, California
April 7, 2025

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

COMBINED CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data)

	December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$287,256	$116,548
Restricted cash	57,777	59,232
Loans held for sale, at fair value	395,922	255,516
Digital assets	77,862	5,865
Accounts receivable, net	20,998	17,301
Other current assets	14,875	3,818
Total current assets	854,690	458,280
Loan servicing asset, at fair value	88,497	55,860
Loans held for investment, at fair value	—	61,337
Marketable securities, at fair value	163,489	37,066
Digital assets, non-current	9,704	—
Loan to related parties	9,372	7,915
Other non-current assets	33,826	39,610
Total assets	$1,159,578	$660,068
Liabilities and Stockholder’s Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$37,217	$20,140
Payables to third-party loan owners	212,619	120,075
Debt, current	305,294	264,143
Other current liabilities	70,401	2,518
Total current liabilities	625,531	406,876
Debt, non-current	167,882	25,048
Lease liability	2,790	5,721
Total liabilities	796,203	437,645
Commitments and contingencies (Note 9)
Stockholders' equity
Convertible Preferred stock — FTI, $.00001 par value per share: 104,575,110 shares authorized, shares issued and outstanding at December 31, 2024, liquidation preference $455,274,801; 106,615,302 shares authorized, 104,575,110 issued and outstanding at December 31, 2023, liquidation preference $455,274,801	1	1
Convertible Preferred stock — Markets, $.00001 par value per share: 56,573,362 shares authorized, 36,326,136 shares issued and outstanding at December 31, 2024, liquidation preference $73,291,612; 0 shares authorized, issued and outstanding at December 31, 2023	1	—
Common stock — FTI, $.00001 par value per share: 202,800,000 shares authorized, 48,918,728 shares issued and outstanding at December 31, 2024; 197,100,000 shares authorized, 51,618,208 issued and outstanding at December 31, 2023	1	1
Common stock — Markets, $.00001 par value per share: 188,540,000 shares authorized, 101,071,089 shares issued and outstanding at December 31, 2024; 0 shares authorized, issued and outstanding at December 31, 2023	1	—

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

COMBINED CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data)

	December 31,
	2024	2023
Additional paid-in capital	675,945	555,133
Accumulated deficit	(320,851)	(338,065)
Total Figure Technology Group stockholders' equity	355,098	217,070
Noncontrolling interests in consolidated subsidiaries	8,277	5,353
Total stockholders' equity	363,375	222,423
Total liabilities and stockholder's equity	$1,159,578	$660,068
See notes to combined consolidated financial statements.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share data)

	December 31,
	2024	2023
Net Revenue
Ecosystem and technology fees	$28,314	$10,628
Servicing fees	25,245	18,620
Interest income	48,207	48,155
Origination fees	64,867	58,546
Gain on sale of loans, net	140,353	50,343
Gain on servicing asset, net	32,637	22,083
Other revenue	1,262	1,174
Total net revenue	340,885	209,549
Expenses
General and administrative	104,251	58,794
Technology and product development	62,657	49,154
Operations and processing	44,452	38,930
Sales and marketing	55,657	52,761
Interest expense	56,415	49,200
Other expense	8,218	10,148
Total expenses	331,650	258,987
Operating income (loss)	9,235	(49,438)
Other income (expense), net
Other income (expense), net	12,857	(2,903)
Total other income (expense), net	12,857	(2,903)
Income (loss) before income taxes	22,092	(52,341)
Income tax provision	2,177	102
Net income (loss)	19,915	(52,443)
Net income (loss) attributable to noncontrolling interests in consolidated subsidiaries	2,701	(4,508)
Net income (loss) attributable to Figure Technology Group	$17,214	$(47,935)
See notes to combined consolidated financial statements.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

COMBINED STATEMENTS OF STOCKHOLDERS’ EQUITY (in thousands, except share and per share data)

	FTI — Convertible Preferred Stock		FTI — Common Stock		Markets — Convertible Preferred Stock		Markets — Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Figure Technology Group Stockholders' Equity	Noncontrolling Interests in Consolidated Subsidiaries	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2022	104,575,110	$1	51,035,303	$1	—	$—	—	$—	$540,540	$(289,823)	$250,719	$9,500	$260,219
Exercise of stock options	—	—	582,905	—	—	—	—	—	1,143	—	1,143	—	1,143
Stock compensation expense	—	—	—	—	—	—	—	—	13,450	—	13,450	—	13,450
Dilution	—	—	—	—	—	—	—	—	—	(307)	(307)	361	54
Net loss	—	—	—	—	—	—	—	—	—	(47,935)	(47,935)	(4,508)	(52,443)
Balance at December 31, 2023	104,575,110	$1	51,618,208	$1	—	$—	—	$—	$555,133	$(338,065)	$217,070	$5,353	$222,423
Issuance and exchange of equity	—	—	(3,667,229)	—	—	—	99,998,851	1	—	—	1	—	1
Issuance of Series Seed preferred stock	—	—	—	—	36,326,136	1	—	—	71,773	—	71,774	—	71,774
Issuance of preferred stock warrants	—	—	—	—	—	—	—	—	9,542	—	9,542	—	9,542
Common stock repurchase and retirement	—	—	(186,054)	—	—	—	—	—	(1,001)	—	(1,001)	—	(1,001)
Exercise of stock options	—	—	1,153,803	—	—	—	1,072,238	—	3,037	—	3,037	—	3,037
Stock compensation expense	—	—	—	—	—	—	—	—	38,726	—	38,726	—	38,726
Noncontrolling interest investment in subsidiary	—	—	—	—	—	—	—	—	—	—	—	290	290
Dividends & redemptions of subsidiaries	—	—	—	—	—	—	—	—	(1,265)	—	(1,265)	(67)	(1,332)
Net income	—	—	—	—	—	—	—	—	—	17,214	17,214	2,701	19,915
Balance at December 31, 2024	104,575,110	$1	48,918,728	$1	36,326,136	$1	101,071,089	$1	$675,945	$(320,851)	$355,098	$8,277	$363,375
See notes to combined consolidated financial statements.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	December 31,
	2024	2023
Operating activities
Net income (loss)	$19,915	$(52,443)
Adjustments to reconcile net income (loss) to net cash flows used in operating activities:
Gain on servicing asset, net	(32,637)	(22,083)
Gain on sale of loans, net	(140,353)	(50,343)
Gain on sale of digital assets	(10,381)	(4,689)
Income (loss) from fund and equity method investments	(3,466)	8,189
Amortization of deferred financing costs	1,035	330
Amortization of internally developed software	17,113	19,384
Impairment of internally developed software costs	8,591	—
Impairment of digital assets	5,859	572
Other asset impairment charge	4,970	—
Services exchanged for issuance of warrants	6,584	—
Noncash dissolution of subsidiary	—	402
Stock-based compensation expense	38,726	13,450
Losses on repurchased loans	8,218	10,148
Net change in operating assets and liabilities:
Proceeds from loan sales, net of repurchases	4,782,838	3,297,216
Originations of loans held for sale	(3,164,966)	(1,981,195)
Purchases of loans held for sale	(1,974,701)	(1,541,757)
Principal payments on loans held for sale	422,910	315,274
Purchases of marketable securities	(141,557)	(42,061)
Proceeds from sale of marketable securities	872	602
Principal payments on marketable securities	15,347	3,882
Accounts receivable, net	(3,697)	(7,102)
Other assets	(11,382)	7,741
Accounts payable and accrued liabilities	17,078	(1,459)
Lease liability	(2,931)	(2,926)
Net cash used in operating activities	(136,015)	(28,868)
Investing activities
Capitalization of internally developed software costs	(16,628)	(17,262)
Investment in fund	(3,314)	—
Purchases of digital assets	(26,785)	(817)
Proceeds from sales of digital assets	16,092	—
Loan receivable issued to related parties	(2,030)	(4,028)
Payment on note receivable from related parties	809	—
Sale of internally developed software	1,000	—
Net cash used in investing activities	(30,856)	(22,107)
Financing activities
Proceeds from debt	4,623,817	2,781,230
Principal payments on debt	(4,438,785)	(2,768,598)
Payments of deferred financing costs	(2,083)	(616)

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	December 31,
	2024	2023
Payables due to third-party loan owners	81,881	52,974
Proceeds from issuance of preferred stock	73,292	—
Issuance costs of preferred stock	(1,517)	—
Proceeds from note payable, related party	—	10,000
Repayment of note payable, related party	—	(10,000)
Distributions to shareholders	(2,765)	—
Dividends and redemptions from the REIT	(42)	(345)
External noncontrolling interest in fund	290	—
Common stock repurchase and retirement	(1,001)	—
Proceeds from exercises of stock options	3,037	1,143
Net cash provided by financing activities	336,124	65,788
Net increase in cash, cash equivalents, and restricted cash	169,253	14,813
Cash, cash equivalents, and restricted cash, beginning of year	175,780	160,967
Cash, cash equivalents, and restricted cash, end of year	$345,033	$175,780

Supplemental Cash Flow Information
Cash paid during the period for interest	$55,107	$44,833
Cash paid during the period for income taxes	48	30

Supplemental disclosures of non-cash investing and financing activities
Stock-based compensation included in capitalized internally developed software	530	—
Contribution from related party	1,500	—
Distribution of noncontrolling interest in fund	25	—
Distributions from Onshore Solana Fund	547	—
Transfers from held for investment to held for sale	58,835	53,241
Transfers from held for sale to held for investment	—	22,279
Other capital contributions	2,958	—
Other capital charges	4,970	—
Noncash dissolution of subsidiary	—	399
See notes to combined consolidated financial statements.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)

NOTE 1 – BUSINESS AND ORGANIZATION
Figure Technology Group is a group of companies that has built a suite of blockchain-based products and solutions centered around the vision of promoting efficiency and liquidity in financial markets. We offer a technology-enabled loan origination system and paired this system with a distribution marketplace, Figure Connect, providing access to a deep and broad pool of capital markets partners (together, the “Technology Offering”).
The accompanying combined consolidated financial statements include the accounts of two affiliated corporations under common control and management (‘‘Figure Technology Group’’) and their respective consolidated subsidiaries (collectively, ‘‘Figure’’ or the ‘‘Company’’). Each of the following two corporations is owned either directly or indirectly by its controlling shareholder, Michael Cagney (“Controlling Party”):
•FT Intermediate, Inc. (“FTI”) was formed on March 18, 2024 as a Delaware corporation and primarily operates through its wholly-owned subsidiary, Figure Lending Corp. (“Lending”). Lending offers Figure Connect which generates ecosystem and technology fees, and originates, sells, and securitizes home equity line of credit (“HELOC”) loans that it services.
•Figure Markets Holdings, Inc. (“Markets”) was formed on January 25, 2024 as a Delaware corporation. Markets utilized blockchain technology to develop an exchange for digital assets and credit, with new product offerings including providing interest-bearing stablecoin deposits.
Figure operates and manages its business through FTI and Markets, including their respective consolidated subsidiaries, as two distinct legal entities. Although management evaluates performance and allocates resources primarily on a Company-wide basis, the Company discloses segments based on each legal entity, see Note 2 — Segments for further information. During the years ended December 31, 2024 and 2023, FTI recognized substantially all revenues from loan originations and sales, and loan servicing in the United States of America, whereas Markets primarily incurred expenses in the development of its products and solutions. Each of FTI's and Markets’ chief operating decision maker ("CODM") is its Chief Executive Officer, who make decisions regarding their businesses and the Company as a whole, including resource allocation and performance assessment.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation`
The accompanying combined consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The financial statements for the year ended December 31, 2024 reflect the combined consolidated statements of FTI and Markets, whereas the comparative information for the year ended December 31, 2023 presents consolidated financial statements of the previous parent company, Figure Technologies Inc. ("FT"), prior to the change in corporate structure. The combined consolidated financial statements include the accounts of the Company and the combined wholly-owned subsidiaries over which the Company controls significant operating, financial, and investing decisions of the entity as well as those entities deemed to be variable interest entities (“VIEs”) in which the Company is determined to have controlling financial interest. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows have been included and are of a normal and recurring nature. All intercompany balances and transactions have been eliminated.
Reorganization
Prior to March 18, 2024, the consolidated financial statements of FT included the combined financial position and combined results of operations of FTI and Markets. On March 18, 2024, FT, FTI, Markets, and other entities under common control consummated a reorganization whereby FT contributed assets and liabilities to FTI and subsequently, FT consummated a reverse merger with a subsidiary

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
of FTI. Each outstanding share of common stock of FT converted into one share of common stock of FTI, whereby FTI (a) contributed assets and liabilities applicable to the Markets business and (b) 100% of the equity interest to FT's successor. FT then ratably distributed 74.1% of Markets' common stock to third-party shareholders and 25.9% to related parties in exchange for their FTI common stock. See Note 7 for further information on the exchange with related parties.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Consolidation
Variable Interest Entities
A variable interest entity (“VIE”) is a legal entity in which (i) equity at risk investors do not have the characteristics of a controlling financial interest, (ii) the entities do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, or (iii) substantially all of the activities of the entity are performed on behalf of the party with disproportionately few voting rights. The Company’s variable interest arises from contractual, ownership, or other monetary interests in the entity, which change with fluctuations in the fair value of the entity’s net assets. A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.
The determination of whether or not to consolidate a VIE under GAAP requires a significant amount of judgment concerning the degree of control over an entity by its holders of variable interests. To make these judgments, management conducts an analysis, on a case-by-case basis, on whether we are the primary beneficiary, the party who has the power to direct the activities of a VIE that most significantly impacts its economic performance and who has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE, and are therefore required to consolidate the entity.
In circumstances where an entity does not have the characteristics of a VIE, the Company would consolidate the entity if the Company owns a majority of the equity interest and has control over

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
significant operating, financial and investing decisions of the entity. For entities over which the Company exercises significant influence, but which do not meet the requirements for consolidation, the Company applies the equity method of accounting whereby it records its share of the underlying income of such entities. The Company records its share of income and losses in Other Income (Expense), Net in the Combined Consolidated Statements of Operations. Distributions from equity method investments are classified as Investing Activity in the Combined Consolidated Statements of Cash Flows.
The Company applies the measurement alternative for entities in which the Company holds non-security interests and over which the Company does not exercise significant influence. Under the measurement alternative, investments are measured at cost, less any impairments, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer in the current period. The carrying value is not adjusted for the Company’s investment if there are no observable price changes in a same or similar security from the same issuer or if there are no identified events or changes in circumstances that may indicate impairment.
See Note 3 for additional information regarding the Company’s measurement alternative and equity method investees.
Management continually reconsiders whether we should consolidate a variable interest entity. Upon the occurrence of certain events, management will reconsider its conclusion regarding the status of an entity as a variable interest entity. See Note 8 for additional information regarding the VIEs the Company consolidates.
Noncontrolling Interests in Consolidated Subsidiaries
Noncontrolling interests represent the portion of subsidiaries’ net assets the Company consolidates but does not own. The Company recognizes each noncontrolling holder’s respective share of the net assets at the date of formation or acquisition. Noncontrolling interests are subsequently adjusted for the noncontrolling holder’s share of additional contributions, distributions and their share of the net earnings or losses of each respective consolidated entity. The Company allocates net income or loss to noncontrolling interests based on the weighted average ownership interest during the period. The net income or loss that is not attributable to the Company is reflected in Net Income (Loss) Attributable to Noncontrolling Interests in the Combined Consolidated Statements of Operations. The Company does not recognize a gain or loss on transactions with a consolidated entity in which it does not own 100% of the equity, but the Company reflects the difference in cash received or paid from the noncontrolling interests as adjustments to carrying amount as additional paid-in-capital.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
Segments
The following table presents revenue, profitability, and expense information about our segments:

	December 31, 2024				December 31, 2023
	FTI	Markets	Other	Total	FTI	Markets	Other	Total
Net Revenue
Interest income	$40,103	$8,790	$(686)	$48,207	$37,887	$10,268	$—	$48,155
Total other net revenue	287,229	7,338	(1,889)	292,678	168,688	(7,608)	314	161,394
Total net revenue	327,332	16,128	(2,575)	340,885	206,575	2,660	314	209,549

Expenses
Interest expense	51,043	6,058	(686)	56,415	35,976	13,224	—	49,200
Stock-based compensation expense	35,957		—	35,957	7,206	—	—	7,206
Total other expense	179,868	59,592	(182)	239,278	142,596	61,010	(1,025)	202,581
Total expenses	266,868	65,650	(868)	331,650	185,778	74,234	(1,025)	258,987
Operating income (loss)	$60,464	$(49,522)	$(1,707)	$9,235	$20,797	$(71,574)	$1,339	$(49,438)

Assets
Cash and cash equivalents	$267,568	$19,688	$—	$287,256	$105,056	$11,492	$—	$116,548
Total other assets	613,810	264,229	(5,717)	872,322	439,238	106,157	(1,875)	543,520
Total assets	$881,378	$283,917	$(5,717)	$1,159,578	$544,294	$117,649	$(1,875)	$660,068
See Note 1 for information regarding the Company’s organizational segmentation.
Risks and Uncertainties
In the course of its business, the Company primarily encounters two significant types of economic risk: credit risk and market risk. Credit risk is the risk of default on the Company’s investments that results from a borrower’s or counterparty’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of investments due to changes in prepayment rates, interest rates, or other market factors, including risks that impact the value of the collateral underlying the Company’s marketable securities, loans, and servicing assets. To the extent the Company originates, invests in, or services loans concentrated in certain geographic locations, disruptions to those locations may cause material risks to the Company despite favorable macroeceonomic conditions.
Changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make subjective estimates, judgments, and assumptions that affect the reported amounts in these combined consolidated financial statements and accompanying notes including assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and estimates may change as the Company obtains new information. Management uses historical experience, current events, and other factors to develop estimates and assumptions that management reviews periodically. The combined consolidated financial statements reflect the effects of estimate revisions in the period in which such revisions occur. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the combined consolidated financial statements.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
Significant estimates include the determination of the prepayment rates, discount rates, default rates, and servicing costs (as applicable) used in determining the fair value adjustments for loans held for sale, held for investment and servicing assets, valuation allowance for deferred tax assets, fair value of warrants, and stock-based compensation, including the grant date fair value of the related common stock and employee awards of the Company, employee related costs and other inputs for capitalized internal use software and the related useful life for amortization, and whether or not to consolidate a VIE.
Fair Value
GAAP requires the categorization of the fair value of assets and liabilities into three broad levels that form a hierarchy based on the transparency of inputs to the valuation.

Level	Measurement
1	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
2	Inputs are other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability.
3	Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.
The Company follows this hierarchy for its assets and liabilities, with classifications based on the lowest level of input that is significant to the fair value measurement. The following summarizes the Company’s assets and liabilities within the fair value hierarchy at December 31, 2024:

Level	Assets and Liabilities	Measurement
1	Cash and cash equivalents and restricted cash	Estimates of fair value are measured using observable, quoted market prices, or Level 1 inputs
	Digital assets	Estimates of fair value are measured using observable, quoted digital asset prices within the Company’s principal market at the time of measurement as Level 1 inputs.
2	Marketable securities	Estimates of fair value are measured based upon observable market data of similar instruments.
	Personal loans	Estimates of fair value are measured based upon observable market data of similar instruments.
3	Marketable Securities —Residual Interest Securities	Estimated fair value based upon discounted expected future cash flows arising from the securitization collateral cash flows after payments of principal and interest to senior noteholders and other fees, incorporating assumptions of scheduled principal and interest collections; prepayment and default rates; and debt-to-income and loan-to-value ratios
	Loans	Estimated fair value based upon discounted expected future contractual loan cash flows, incorporating assumptions of scheduled principal and interest collections; prepayment and default rates; and debt-to-income and loan-to-value ratios
	Loan servicing asset	Estimated fair value based upon discounted expected future cash flows arising from the market fees earned to service underlying similar loans, net of market servicing costs, of the forecasted loan balances, incorporating scheduled principal and interest collections as well as prepayment and default rates.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
Significant Inputs — For the assets and liabilities measurements above, the Company uses the following significant inputs:
•Conditional Prepayment Rate (“CPR”) — The percentage per annum of a pool of loans expected to voluntarily repay principal in advance of scheduled, contractual payment terms based on available market data for similar loan types and prepayment statuses.
•Constant Default Rate (“CDR”) — The percentage per annum of a pool of loans expected to experience delinquency of greater than 90 days based on available market data for similar loan types and delinquency statuses.
•Servicing Rates — Servicing rates used by the Company are based on available market data for similar loan types and delinquency statuses.
•Discount Rate — Expected future cash flows are discounted at a rate derived from market data for similar financial instruments or related collateral.
Fair Value Option — The fair value option provides the Company with an irrevocable option to elect fair value as an alternative measurement for selected financial instruments upon initial recognition of an asset or liability, which the Company is then required to carry at fair value and reflect changes thereon in net income. The Company elected the fair value option for marketable securities, including retained security interests, and loans as management believes incorporating current market conditions in the carrying value of these financial instruments provide better information regarding the Company's economic exposure to these assets.
Valuation Process — On a quarterly basis, with assistance from an independent valuation firm, management estimates the fair value of the Company’s Level 3 assets and liabilities. The Company’s determination of fair value is based upon the best information available for a given circumstance and may incorporate assumptions that are management’s best estimates after consideration of a variety of internal and external factors. When an independent valuation firm expresses an opinion on the fair value of an asset or liability in the form of a range, management selects a value within the range provided by the independent valuation firm to assess the reasonableness of management’s estimated fair value for that asset or liability. At December 31, 2024, the Company’s valuation process for Level 3 measurements, as described below, was conducted internally or by an independent valuation firm and reviewed by management:
•Marketable Securities — Residual Securities Interests — Management generally classifies the Company's investments in the residual interests of securitizations collateralized by loans as Level 3 assets in the fair value hierarchy as such assets lack sufficient observable market activity to classify as Level 2. The Company also holds marketable securities in certain securitizations with recent similar transactions in active markets to derive the fair value of those securities as Level 2 assets.
•Loans — Management generally considers the Company's loans Level 3 assets in the fair value hierarchy as such assets are illiquid investments that are specific to the loan product, for which there is limited market activity. On a quarterly basis, management engages an independent valuation firm to estimate the fair value of each loan categorized as a Level 3 asset. The Company also classifies certain personal and mortgage loans as a Level 2 asset.
•Loan Servicing Asset — Management generally considers the Company's servicing assets Level 3 assets in the fair value hierarchy as such assets are illiquid contracts that are specific to the loan pool serviced. Servicing fees earned and costs incurred are derived from various loan types and are adjusted for the loans the Company services.
•Other Valuation Matters — For Level 3 assets acquired and liabilities assumed during the calendar month immediately preceding a quarter end that were conducted in an orderly

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
transaction with an unrelated party, management generally believes that the transaction price provides the most observable indication of fair value given the illiquid nature of these assets or liabilities, unless management is aware of any circumstances that may cause a material change in the fair value through the remainder of the reporting period. For instance, significant changes in a counterparty’s intent or ability to make payments on a financial asset may cause material changes in the fair value of that financial asset.
See Note 11 for additional information regarding the valuation of the Company's financial assets and liabilities.
Transfers and Servicing
In situations where the Company is the transferor of financial assets to an entity it does not consolidate, the Company assesses whether the transfer of the underlying assets would qualify for sale accounting or should be accounted for as secured borrowing.
A special purpose entity (“SPE”) is an entity designed to fulfill a specific limited need of the company that organized it. SPEs are often used to facilitate transactions that involve securitizing financial assets or resecuritizing previously securitized financial assets. The objective of such transactions may include obtaining non-recourse financing, obtaining liquidity, or refinancing the underlying securitized financial assets on improved terms. Securitization involves transferring assets to an SPE to convert all or a portion of those assets into cash before they would have been realized in the normal course of business through the SPE’s issuance of debt or equity instruments. Investors in an SPE usually have recourse only to the assets in the SPE and, depending on the overall structure of the transaction, may benefit from various forms of credit enhancement, such as over-collateralization in the form of excess assets in the SPE, priority with respect to receipt of cash flows relative to holders of other debt or equity instruments issued by the SPE, or a line of credit or other form of liquidity agreement that is designed with the objective of ensuring that investors receive principal and/or interest cash flow on the investment in accordance with the terms of their investment agreement. The Company securitizes loans if such financing is available.
The Company may periodically enter into transactions in which it transfers assets to a third party. Upon a transfer of financial assets, the Company may retain or acquire subordinated interests in the related assets. In such circumstances, the Company determines whether it has surrendered control over the transferred financial assets, considering its continuing involvement in the transferred financial asset through arrangements or agreements made contemporaneously with, or in contemplation of, the transfer.
If the Company surrenders control of the financial assets, including legal isolation of the financial asset and ability of the transferee to pledge or exchange the transferred assets without constraint, the Company accounts for the transfer as a sale and (a) recognizes the financial and servicing assets it acquired or retained and the liabilities it has incurred, (b) derecognizes financial assets it has sold and liabilities extinguished, (c) recognizes a gain (loss) for the fair value of servicing assets (liabilities) obtained as “Gain on sale of loans, net” in the Combined Consolidated Statements of Operations, and (d) recognizes a realized gain or loss for the difference between the cash proceeds from the sale of loans and the carrying value of the loans sold as “Gain on servicing asset, net” in the Combined Consolidated Statements of Operations.
If the Company has not transferred the entire original financial asset to an entity that is not consolidated and/or when the transferor has continuing involvement with the transferred financial asset that precludes treating the transfer as a sale, the Company retains the financial assets with a related secured borrowing liability for the collateral pledged and does not recognize any gain or loss.
Leases
The Company recognizes right-of-use assets and lease liabilities at the commencement date of the lease based on the present value of remaining fixed and determinable lease payments over the lease term. The Company calculates the present value of future payments by using an estimated incremental

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
borrowing rate, which approximates the rate at which the Company would borrow on a secured basis and over a similar term, and recognizes lease expense for operating leases on a straight-line basis over the lease term. Right-of-use (“ROU”) assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company uses the incremental borrowing rate on the commencement date in determining the present value of the lease payments.
Derivatives
The Company enters into long and short treasury note futures contracts to manage its interest rate risk and, from time to time, enhance investment returns. The Company’s derivatives are recorded as either assets or liabilities in the Combined Consolidated Balance Sheets and measured at fair value. The Company’s derivative financial instrument contracts are not designated as accounting hedges under GAAP; accordingly, all changes in fair value are recognized in earnings. The Company estimates the fair value of its derivative instruments as described in Note 11 of these combined financial statements.
The Company recorded $0.3 million of aggregate net realized and unrealized gains (losses) for derivative assets and liabilities within Gain on Sale of Loans, Net in the Combined Consolidated Statements of Operations for the years ended December 31, 2024. The Company did not have any outstanding futures contracts during the year ended December 31, 2023. The Company recorded the following derivative assets and liabilities within Other Assets in the Combined Balance Sheets at December 31, 2024 and 2023:

		December 31,
	Notional	2024	2023
Other Assets
Treasury note futures(A)	$75,000	$329	$—
_______________
(A)No activity during the year ended December 31, 2023.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
Balance Sheet Measurement
Cash and Cash Equivalents and Restricted Cash
The Company considers all highly liquid short-term investments with maturities less than 90 days when purchased to be cash equivalents, primarily money market funds. Substantially all amounts on deposit with federally insured financial institutions exceed insured limits. Restricted cash represents cash held on behalf of third parties, primarily principal and interest collected on behalf of loan investors as part of the Company’s servicing operations, held in restricted accounts.
The following table provides a reconciliation of Cash and cash equivalents and Restricted cash reported on the Combined Consolidated Balance Sheets to the total of the same amounts shown in the Combined Consolidated Statements of Cash Flows:

	December 31,
	2024	2023
Cash and cash equivalents	$287,256	$116,548
Restricted cash	57,777	59,232
Total cash and cash equivalents and restricted cash	$345,033	$175,780
Investments
Marketable Securities
Upon securitization of loans the Company originates or purchases in transactions that qualify as sales, the Company is required to retain a certain portion of the securitization trusts into which the loans are sold in the form of debt securities and/ or beneficial or other interests to satisfy risk retention regulations. In each case, the Company elected the fair value option, where applicable, for the securities and other interests acquired at time of sale, and carries those securities and other interests at their fair value, with realized and unrealized changes in fair value recorded as components of Gain on Sale of Loans, Net in the Combined Consolidated Statements of Operations, resulting in a total increase of $1.1 million and total decrease of $2.9 million for the years ended December 31, 2024 and 2023.
Digital assets
The Company holds digital assets for sale, measured at fair value, with changes in fair value recognized in Other Income (Expense), Net in the Combined Consolidated Statements of Operations.
Realized gains and losses on disposition of digital assets held for sale are recognized on a first-in-first-out basis that are influenced by the volume and mix of digital assets received and used as well as the timing of the digital asset turnover. Cash flows from digital assets held for sale are recorded as Investing Activity in the Combined Consolidated Statements of Cash Flows.
Also, the Company holds digital assets held as collateral against personal loans that the Company originates. Recognized customer assets and liabilities comprise customer custodial funds and corresponding customer custodial liabilities that represent the Company’s obligation to return these assets to the customers. Digital asset collateral is recognized if the Company obtains control of the collateral. The Company does not use customer digital assets held as collateral for any loan, margin, rehypothecation, or other similar activities to which the Company or its affiliates are a party, without the customer’s consent.
The Company holds digital assets supported by blockchain network protocols that verify new blocks of data through a consensus mechanism known as Proof of Stake (“PoS”). In PoS, digital asset holders are selected to participate in network functions, such as verifying new blocks, based on the relative percentage of assets they have placed at stake. By performing these functions, new digital assets are created and awarded to those performing the function (“Staking Awards”). Staking Awards are recognized

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
on an accrual basis generally when earned and available for use and are reported separately as Other Income in the Combined Consolidated Statements of Operations.
See Notes 3 and 11 for additional information regarding the Company's investments and valuation, respectively.
Servicing Rights
Servicing rights represent the contractual right to service the loan that the Company either originates and sells or purchases and sells. Upon loan sale, the Company fair values servicing rights held and recognizes a servicing asset, with realized and unrealized changes in fair value recorded as components of Gain on Servicing Asset, Net in the Combined Consolidated Statements of Operations. Realized gains (losses) on servicing rights represent the excess (deficient) expected benefits of servicing that are greater (less) than market compensation for servicing obligations, based on the estimated fair value of servicing rights retained. Servicing rights are aggregated into pools as applicable; each pool of servicing rights is accounted for in the aggregate as a servicing asset.
After the sale of loans the Company services, the Company recognizes the monthly contractual servicing fees it earns, gross of subservicing fees paid to a third party subservicer, based upon the unpaid principal balance ("UPB") of the underlying loans as revenue, presented as Servicing Fees in the Combined Consolidated Statements of Operations.
See Notes 4 and 11 for additional information regarding the Company's servicing rights and valuation, respectively.
Loans
The Company's loan portfolio primarily consists of originated or purchased HELOC loans classified as either held-for-investment when management has the intent and ability to hold such loans for the foreseeable future, until maturity, or until repayment or held for sale when management intends to sell the loans. Upon origination or purchase, the Company elected the fair value option for all loans and carries those loans at their fair value, with realized and unrealized changes in fair value recorded as components of Gain on sale of loans, net in the Combined Consolidated Statements of Operations, resulting in a net gain of $16.5 million and a net loss of $3.3 million for the years ended December 31, 2024 and 2023. The Company recognizes loan discounts, if any, on the loans it originates as Origination Fees in the Combined Consolidated Statements of Operations at time of origination.
See Notes 5 and 11 for additional information regarding the Company's loans and valuation, respectively, and see Note 9 for information regarding the Company’s commitments and obligations related to loans the Company holds and sells.
Debt
The Company primarily finances its operations using (a) warehouse credit facilities secured by the loans it originates or acquires ("Funding Debt"), (b) repurchase agreements for the securities it retains upon securitization of those loans, excluding residual interests therein ("Retained Interest Repurchase Agreement"), and (c) a promissory note under which the Company pledges certain eligible loan servicing rights, net of expected costs ("MSR Note").
Each of these borrowing arrangements are treated as collateralized financing transactions and carried at their contractual amounts, excluding accrued interest, as specified in the respective agreements. The carrying amount of the Company’s secured financing agreements and warehouse credit facilities approximates fair value as they are either short-term and/or mark-to-market facilities. The Company pledges certain securities, loans or other assets as collateral under secured financing agreements and warehouse credit facilities with financial institutions, the terms and conditions of which are governed by each respective lender agreement. The amounts available to be borrowed under

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
repurchase agreements and warehouse credit facilities are dependent upon the fair value of the securities, or unpaid principal balance of loans pledged as collateral, which can fluctuate with changes in interest rates, type of security and liquidity conditions within the banking, mortgage finance and real estate industries.
The Company capitalizes and amortizes deferred debt facility costs incurred when entering financing agreements on a straight-line basis over the expected term of term facilities or weighted-average life of the expected principal repayments for revolving credit facilities. The Company recognizes amortization of deferred debt facility costs, as well as deferred amounts written off and contractual interest and fees owed as incurred, as interest expense in its Combined Consolidated Statements of Operations, which does not materially differ from the effective interest method applied to such facilities.
See Note 6 for additional information regarding the Company's debt.
Other Assets and Liabilities
At December 31, 2024 and 2023, (a) Other current assets primarily included prepaid expenses and distressed asset claims and (b) Other non-current assets primarily included right-of-use lease assets, internally developed software and investments. At December 31, 2024 and 2023, Other current liabilities included digital asset collateral repayment obligations, loan indemnification reserve, and other payables.
See Notes 3 and 11 for further information on the digital asset collateral repayment obligation.
During the year ended December 31, 2024, the Company expensed $5.0 million of costs it capitalized as other assets in anticipation of raising capital once the Company determined that it was unlikely such costs would provide future benefit.
Income Recognition
Revenue Recognition
The Company’s revenues are substantially comprised of ecosystem and technology fees, loan originations and sales, including interest income earned thereon, and loan servicing.
Ecosystem Fees
The Company provides certain loan originators access to its custom-built marketplace platform to facilitate the origination, buying, and selling of standardized assets originated through its loan origination system in exchange for fees to use its technology for such loan originations. The provision of continuous stand-ready access to this platform is the Company’s only performance obligation. Accordingly, the performance obligation is satisfied when each loan is originated.
The Company elected to use the as-invoiced practical expedient to recognize revenue associated with this cancellable subscription as the invoiced amount directly corresponds to the value of the Company’s performance obligation to the Company’s partners completed to date since the platform no longer provides any further utility to the partner, on a per loan basis, after loan origination.
Technology Fees
The Company earns volume-based technology and processing fees, based on the principal balance of each loan originated, from certain loan originators using the Technology Offering, access to which represents the Company’s sole performance obligation that is satisfied upon each loan transaction as well as a fulfillment fee associated with the execution of loan sales. The Technology Offering enables partners, who are retail and wholesale lenders, to originate loans branded under each partner’s name through access to a suite of services such as loan application submission and verification, risk underwriting, and electronic loan offer and documentation delivery for borrower execution. The Company bills a fixed amount for each loan originated and generally bills associated fees on a monthly basis with

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
customary payment terms. As such, the Company’s contracts with customers do not include a significant financing component.
The Company recognizes both ecosystem and technology fees in accordance with ASC 606, Revenue from Contracts with Customers.
At the Company’s discretion and subject to its right of first refusal, the Company may purchase loans originated using its Technology Offering and account for such purchases in accordance with ASC 680, classified as Loans held for sale, at fair value in the Combined Consolidated Balance Sheets as the Company intends to resell these loans to third-party loan investors while retaining servicing rights.
Program Fees
The Company earns a fee for arranging and facilitating the transfer of financials assets through the securitization of HELOCs, which are accounted for under ASC 860, Transfers and Servicing. This fee is based on the outstanding principal balance of the transferred HELOCs and is fully earned on the securitization closing date. Program fees are paid by the trust upon closing.
The following table presents the components of Ecosystem and technology fees in the Combined Consolidated Statements of Operations:

	December 31,
	2024	2023
Ecosystem and technology fees(A)
Ecosystem and technology fees accounted for under ASC 606:
Technology offering fees	$20,188	$10,215
Ecosystem fees	122	—
Total ecosystem and technology fees (ASC 606)	20,310	10,215
Other fees (not in scope of ASC 606):
Program fees	8,004	413
Total other fees	8,004	413
Total ecosystem and technology fees	$28,314	$10,628
_______________
(A)Ecosystem and technology fees include fees that are accounted for under ASC 606, as well as Program fees that are not in the scope of ASC 606.
Interest Income
The Company earns interest income primarily from three sources:
•Loans — The Company accrues interest income on loans it holds based on the UPB outstanding at contractual interest rates, reported as Interest income on the Combined Consolidated Statements of Operations. Loans are placed on nonaccrual status when they become 90 days past due (30 days past due for collateralized personal loans) or when management doubts full recovery of interest and principal. Loans are considered past due when contractually required principal or interest payments have not been made on the due dates. When a loan is placed on nonaccrual status, the accrued and unpaid interest is reversed as a reduction of interest income and accrued interest receivable. Interest income is subsequently recognized only to the extent cash payments are received or when the loan has been placed back in accrual status. Loans are restored to accrual status when the loan becomes current and management expects repayment of the remaining contractual principal and interest. The Company also recognizes cash received on non-accrual loans as interest income after all contractual principal repaid or expects collection of the remaining UPB.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
•Marketable Securities — The Company recognizes interest income on debt securities where the Company expects to collect all contractual cash flows, and the debt security cannot be contractually prepaid in such a way that the Company would not recover substantially all of its recorded investment, based on the stated coupon rate and the outstanding principal amount of the debt security. The Company recognizes interest income on beneficial interests based on the investment’s accretable yield, which represents the difference between the expected undiscounted cash flows and the carrying value of the investment. The Company recognizes the accretable yield as interest income on a prospective level yield basis over the life of the expected cash flows. Changes in the amount or timing of actual or expected cash flows may change the accretable yield, and the Company adjusts interest income recognized in future periods using a recalculated level yield applied to the then-current carrying value. Increases (decreases) in the amount of cash flows or acceleration (deceleration) of cash flows, in isolation, generally increase (decrease) the interest income recognized in future periods.
•Cash and Cash Equivalents — The Company accrues interest income monthly for cash held at depository institutions and investments in short-term instruments such as money-market funds.
Refer to “— Loans” for a discussion of revenues recognized as Origination fees and Gain on sale of loans, net, and refer to “— Servicing” for a discussion of revenue recognized as Servicing fees and Gain on servicing asset, net, respectively, in the Combined Consolidated Statements of Operations.
Expense Recognition
Operating Costs
The Company presents stock-based compensation, software licenses, and other operational expenses within the following functional groups based on the headcount allocable to each group and the specific operation of each group:
•General and Administrative — Corporate activities not allocable to the other groups
•Technology and product development — Development and maintenance of the Technology Offering
•Operations and processing — Loan underwriting, origination, and servicing
•Sales and marketing — Advertising, marketing, and sales
Stock-Based Compensation
The Company issues stock options and restricted stock awards (“RSAs”) to employees and non-employees, including directors and third-party service providers. Stock options are initially measured at fair value at the date of grant using the Black-Scholes option-pricing model. RSAs are measured at the fair market value of our common stock at the grant date. Stock-based compensation expenses for options and RSAs are recognized based on their respective grant-date fair values. For awards that include a performance-based vesting requirement, the Company would recognize expense when it is probable that the performance-based condition is satisfied and the award has satisfied other vesting conditions, if any. The Company expenses the estimated fair value of awards on the date of grant on a straight-line basis over the requisite service period, or immediately if there is no service period, for awards that only require time-based vesting requirements. The Company elects to account for forfeitures as they occur.
Additionally, the Company granted warrants to a preferred shareholder in exchange for software license and other services.
See Note 7 for additional information regarding the Company’s stock-based compensation.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
Software Costs
The Company incurs costs associated with the development, maintenance, purchase, and licensing of software. The Company expenses costs to maintain software, preliminary stage costs incurred before development commences, and other costs required by GAAP, presented as operating costs, aggregated by most closely associated functional group, in the Combined Consolidated Statements of Operations. The Company capitalizes remaining costs permitted by GAAP, including costs associated with substantively new software functionality for internal use and technologically feasible software for external use that the Company evaluates for impairment at least quarterly. Once internally-developed software is substantively complete and ready for intended use or upon release of software for external use, the Company amortizes capitalized costs over the estimated useful lives on a straight-line basis within Technology and product development expense in the Combined Consolidated Statements of Operations as follows:

	Estimated Useful Life (Years)	December 31,
		2024	2023
Internally developed software	3	$80,664	$80,901
Accumulated amortization(A)		(57,503)	(50,622)
Net		$23,161	$30,279
_______________
(A)The Company amortized $17.1 million and $19.4 million of capitalized internally-developed software costs during the years ended December 31, 2024 and 2023.
During the year ended December 31, 2024, the Company impaired and wrote-off $6.3 million of software it developed within its Market segment that it intended to use to offer equity management services, but that the Company did not ultimately offer, as well as $2.3 million of software it purchased within its Markets segment to administer its exchange platform, but that the Company no longer planned to use as intended since the seller subsequently provided enhanced technology services that made the impaired software obsolete. Accordingly, the Company recognized an aggregate impairment of $8.6 million in Other Income (Expense), Net in the Combined Consolidated Statements of Operations in connection with this software.
Other Operational Costs
In addition to stock-based compensation and software costs, the Company primarily incurs costs related to salaries and bonuses of its employees that it accrues on a quarterly basis, or annually for bonuses based on annual service requirements, as well as costs it expenses as incurred, including advertising and promotion; loan underwriting, origination, and servicing; legal, audit, and other professional services; rent, and other general and administrative costs. Sales and marketing costs, including marketing services, direct mail and digital advertising campaigns are expensed as incurred. Sales and marketing costs for the years ended December 31, 2024 and 2023 was $55.7 million and $52.8 million, respectively, which included $50.1 million and $46.5 million, respectively, of advertising expense.
Other Income (Expense), net
For the years ended December 31, 2024 and 2023, Other income (expense), net included changes in the fair value of digital assets, gains on legal settlement, impairment of internally developed software, and other income and expenses.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the combined financial statement carrying amounts and tax bases of assets and liabilities and operating loss and tax credit

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
carryforwards, measured using the enacted tax rates that are expected to be in effect when the temporary differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in net income (loss) in the period that includes the enactment date. We evaluate the likelihood of future realization of our deferred tax assets based on all available evidence and establish a valuation allowance to reduce deferred tax assets when it is more-likely-than-not that deferred tax assets will not be realized.
The Company accounts for uncertain tax positions by reporting a liability for unrecognizable tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.
Recently Adopted Accounting Standards
Segment Reporting
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The new guidance requires disclosure, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker, and an amount for other segment items by reportable segment, with a description of its composition. In addition, the amendments enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. The Company adopted this guidance effective for its fiscal year 2024, with retrospective application to all prior periods presented in the financial statements and has made the required disclosures. See “— Segments” for these disclosures.
Digital Assets
In December 2023, the FASB issued ASU 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. The new guidance provides guidance on the accounting for and disclosure of crypto assets and requires that the Company (i) subsequently remeasure crypto assets at fair value in the financial statements and record gains and losses from remeasurement in the statements of operations; (ii) present crypto assets separate from other intangible assets in the balance sheets; (iii) present the gains and losses from remeasurement of crypto assets separately in the statements of operations; and (iv) provide specific disclosures for crypto assets. The Company early adopted ASU 2023-08 on January 1, 2024 on a modified retrospective basis.
Recently Issued Accounting Standards, Not Yet Adopted
Improvements to Income Tax Disclosures
In December 2023, the FASB issued ASU 2023‐09, Improvements to Income Tax Disclosures. This new guidance requires additional disclosure with respect to specific categories in the rate reconciliation as well as require additional information for reconciling items that meet a certain quantitative threshold. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact the new standard will have on the financial statement disclosures.
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) - Disaggregation of Income Statement Expenses. The new guidance requires the disclosure of additional information about specific costs and expense categories in the notes to financial statements. The standard is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The standard should be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating the impact of this standard on its financial statements and disclosures.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
NOTE 3 – INVESTMENTS
The Company holds investments across three primary categories: marketable securities that represents the interests it is required to retain upon securitizing loans in transactions considered sales under GAAP, digital assets in the form of cryptocurrencies held for sale and held as collateral for personal loans, and investments in entities that the Company does not consolidate.
Marketable Securities
The following table summarizes the Company’s marketable securities and the underlying collateral at December 31, 2024:

	December 31, 2024
	Outstanding Face Amount(A)	Net Fair Value Adjustment	Carrying Value(B)

Marketable securities, at fair value
Investment grade debt securities(C)	$121,278	$(102)	$121,176
Below investment grade debt securities(D)	7,897	(90)	7,807
Residual interest securities(E)	24,138	10,368	34,506
Total	$153,313	$10,176	$163,489

	December 31, 2023
	Outstanding Face Amount(A)	Net Fair Value Adjustment	Carrying Value(B)

Marketable securities, at fair value
Investment grade debt securities(C)	$24,714	$(110)	$24,604
Below investment grade debt securities(D)	504	6	510
Residual interest securities(E)	9,886	2,066	11,952
Total	$35,104	$1,962	$37,066
_______________
(A)The total outstanding face amount represents the aggregate face amount of the debt securities outstanding at each period end. Excludes residual interest securities and interest-only securities.
(B)The Company elected the fair value option for marketable securities. Therefore, carrying value represents fair value. See Note 11 for additional information regarding the valuation of the Company's marketable securities.
(C)Represents debt securities rated A- or above by DBRS Morningstar or comparable rating by other rating agencies.
(D)Represents debt securities rated below A- by DBRS Morningstar or comparable rating by other rating agencies.
(E)Represents residual interests and non-rated securities in securitization that are not considered debt securities, including 15 and 4 non-rated securities with aggregate outstanding face amounts of $15.1 million and $9.9 million at December 31, 2024 and 2023, respectively, and 8 and — interest-only securities based upon aggregate outstanding principal amounts of $9.1 million and $— million at December 31, 2024 and 2023, respectively.
Digital Assets
The following table summarizes the significant digital assets held by third-party custodians on behalf of the Company’s customers at December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
	Units	Fair Value(A)	Fair Value(A)
Digital Assets Held as Collateral
Bitcoin (BTC)	531	$49,593	$—
Ethereum (ETH)	4,457	14,846	—
Total digital assets held as collateral(B)	4,988	$64,439	$—

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
_______________
(A)The Company records digital assets and corresponding liability for digital assets held as collateral at fair value and the Company does not consider the cost basis to be meaningful. See Note 11 for additional information regarding the valuation of these assets and liabilities.
(B)The Company originates loans collateralized by digital assets and recorded a corresponding $64.4 million liability representing the fair value digital assets owed to the borrower in the event of loan repayment.
The following table summarizes the significant digital assets held by the Company and by third-party custodians on behalf of the Company at December 31, 2024 and 2023:

	December 31, 2024			December 31, 2023
	Units	Cost Basis	Fair Value(A)	Fair Value(A)
Digital Assets Held for Sale(B)
Solana (SOL)(E)	95,139	$10,110	$18,020	$—
USD Coin	2,414,254	2,414	2,414	—
Other digital assets(C)(D)	Various	2,693	2,693	5,865
Total digital assets held for sale	2,509,392	$15,217	$23,127	$5,865
_______________
(A)The Company records digital assets held for sale at fair value. See Note 11 for additional information regarding the valuation of these assets and liabilities.
(B)Digital assets held for sale are included in both Digital assets and Digital assets, non-current in the Combined Consolidated Balance Sheets, dependent on the nature of the underlying asset and related restrictions.
(C)Includes various other digital asset balances, none of which individually represented more than 5% of the carrying value of total digital assets held for sale.
(D)Includes Hash Tokens (“Hash”), a native utility token used as a medium of exchange that is maintained by an affiliated entity, which is carried at cost on the Combined Consolidated Balance Sheets. See Note 10 for additional information regarding the related party relationship.
(E)Includes 94,032 SOL that are subject to a lock-up period through January 2028. Tokens are unlocked on a monthly basis based on a contractual schedule. The locked tokens are not accessible and are staked and earn rewards during the lock up period.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
The following table summarizes activities involving the Company’s digital assets held as collateral and held for sale for the years ended December 31, 2024 and 2023:

	Held as Collateral	Held for Sale
Balance at December 31, 2022	$2,025	$931
Purchases	—	817
Gains(A)	—	4,474
Collateral returned	(2,025)	—
Impairment of digital assets	—	(572)
Change in fair value	—	215
Balance at December 31, 2023	—	5,865
Purchases	—	26,785
Sales	—	(16,092)
Collateral received	72,512	—
Contribution from Related Party	—	1,500
Distributions from Fund I	—	547
Gains(A)	—	2,471
Collateral returned	(8,073)	—
Impairment of digital assets	—	(5,859)
Change in fair value	—	7,910
Balance at December 31, 2024	$64,439	$23,127
_______________
(A)Realized gains and losses incurred on the sale of digital assets held for sale are reflected in Other income (expense), net on the Combined Consolidated Statements of Operations. No realized gains or losses were recorded for digital assets held as collateral, as no sales occurred during the years ended December 31, 2024 and 2023.
Safeguarding of Digital Assets
The Company engages a third party to provide custodial services for digital assets, which includes holding the cryptographic key information and working to protect the digital assets from loss or theft. The third-party custodian holds digital assets as custodial assets in an account in the Company’s name for the benefit of borrowers that collateralize their loans using digital assets. The Company maintains internal recordkeeping of the collateral in the form of digital assets, including the amount and type of digital assets owned by each borrower.
Equity Investments
The Company holds the following minority investments in certain entities not considered significant to the Company and recorded within Other non-current assets in the Combined Consolidated Balance Sheets with the Company’s share of net income of equity-method investees recorded as Other revenue in

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
the Combined Consolidated Statements of Operations. The following table presents the carrying value of these investments at December 31, 2024 and 2023:

	December 31,
	2024	2023
Equity Method Investees
Domestic Solana Fund(A)	$5,748	$—
Reflow(B)	920	477
	6,668	477
Measurement Alternative Investments
JAM FINTOP(C)	1,542	1,542
Total Equity Investments	$8,210	$2,018
_______________
(A)Represents a 4.8% equity interest in SOL Opportunity Fund L.P. (“Domestic Solana Fund”) as of December 31, 2024, a domestic fund that invests primarily in Solana tokens.
(B)Represents a 17.3% interest in Reflow Services LLC (“Reflow”) at December 31, 2024 and 2023.
(C)Represents a 1.0% equity interest in JAM FINTOP Blockchain LP (“JAM FINTOP”) as of December 31, 2024 and 2023, an investment company domiciled in US.
NOTE 4 – SERVICING
The following table summarizes the Company’s servicing assets at December 31, 2024 and 2023:

	December 31, 2024
	UPB of Underlying Loans	Loan Count	Carrying Value(A)
HELOC loans	$7,933,975	113,413	$86,465
Mortgage loans	162,908	294	2,032
Total	$8,096,883	113,707	$88,497

	December 31, 2023
	UPB of Underlying Loans	Loan Count	Carrying Value(A)
HELOC loans	$5,018,260	74,980	$53,645
Mortgage loans	177,339	314	2,215
Total	$5,195,599	75,294	$55,860
_______________
(A)The Company records loan servicing assets at fair value. See Note 11 for additional information regarding the valuation of these assets.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
The following table includes a rollforward of the Company’s servicing assets for the years ended December 31, 2024 and 2023:

Balance at December 31, 2022	$33,777
Change in fair value due to:
Additions(A)	36,386
Realization of cash flows(B)	(9,684)
Change in valuation inputs and assumptions	(4,619)
Total impact of change to fair value	22,083
Balance at December 31, 2023	55,860
Change in fair value due to:
Additions(A)	50,557
Realization of cash flows(B)	(19,623)
Change in valuation inputs and assumptions	1,703
Total impact of change to fair value	32,637
Balance at December 31, 2024	$88,497
_______________
(A)Represents the fair value of servicing rights retained upon sale of originated loans.
(B)Based on the paydown of the underlying loans.
Geographic Concentration
The table below summarizes the geographic concentration of the loans underlying the servicing rights at December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
State	Amount Outstanding(A)	% of Total	Amount Outstanding(A)	% of Total
California	$2,146,371	26.5%	$1,449,585	27.9%
Florida	990,404	12.2	593,697	11.4
Arizona	429,469	5.3	270,442	5.2
Georgia	407,651	5.0	278,231	5.4
Washington	362,370	4.5	261,653	5.0
New Jersey	320,124	4.0	211,344	4.1
North Carolina	261,013	3.2	198,984	3.8
Colorado	241,844	3.0	168,289	3.2
Virginia	239,559	3.0	156,333	3.0
Ohio	227,069	2.8	141,239	2.7
Other U.S.(B)	2,471,009	30.5	1,465,802	28.2
Total	$8,096,883	100.0%	$5,195,599	100.0%
_______________
(A)Represents the principal balance of the loans serviced by the Company.
(B)The Company did not service loans in any state or U.S. territory contained in “Other” aggregating to more than 5% of the total amount outstanding of the loans serviced by the Company.
As part of its servicing operations, the Company held principal, interest, and other borrower payments of $198.8 million and $116.9 million at December 31, 2024 and 2023, respectively, due to third-party loan buyers recorded as Payables to third-party loan owners in the Combined Consolidated B

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
alance Sheets. The Company makes payments on these arrangements by remitting amounts due from proceeds received from borrower payments on the underlying collateral loans. Additionally, the Company has outstanding liability obligations to repurchase loans that are in early payment default status as of each period end. As of December 31, 2024 and 2023, the total obligation to repurchase loans associated with contractual arrangements was $13.8 million and $3.2 million, respectively, recorded as Payables to third-party loan owners in the Combined Consolidated Balance Sheets.
NOTE 5 – LOANS
The following table summarizes loans held by the Company at December 31, 2024 and 2023:

	December 31, 2024			December 31, 2023
	UPB	Carrying Value(A)	Loan Count	Carrying Value(A)
Loans held for sale
HELOC loans	$359,155	$366,154	4,582	$244,670
Personal loans(B)	24,975	24,975	233	—
Other(C)	4,977	4,793	326	10,846
Total loans held for sale(D)(E)	$389,107	$395,922	5,141	$255,516

Loans held for investment
HELOC loans	$—	$—	—	$61,337
Total loans held for investment(D)	$—	$—	—	$61,337
_______________
(A)The Company records loans at fair value. See Note 11 for additional information regarding the valuation of these assets.
(B)Loans collateralized by digital assets.
(C)Primarily contains legacy mortgage and other unsecured loans.
(D)Loans are generally placed on non-accrual status when principal or interest is 90 days or more past due. The Company does not consider the average carrying values and interest income recognized (including interest income recognized using a cash-basis method) material.
(E)The Company placed loans held for sale with an aggregate UPB of $1.2 million and $1.4 million and fair value of $0.8 million and $0.8 million on non-accrual status at December 31, 2024 and 2023, respectively.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
The following table summarizes the past due status and difference between the aggregate UPB and the aggregate carrying value of loans held by the Company.

	December 31, 2024			December 31, 2023
Payment Delinquency	UPB	Carrying Value(A)	Carrying Value(A) Over (Under) UPB	UPB	Carrying Value(A)	Carrying Value(A) Over (Under) UPB
Loans held for sale
Current	$373,876	$383,551	$9,675	$243,284	$249,171	$5,886
30 to 59 days	3,535	3,170	(365)	2,027	1,279	(748)
60 to 89 days	2,440	2,125	(315)	1,309	805	(504)
90 days or more	8,548	6,411	(2,137)	6,510	3,656	(2,854)
Forbearance	708	665	(43)	730	605	(125)
Total loans held for sale	$389,107	$395,922	$6,815	$253,860	$255,516	$1,655

Loans held for investment
Current	$—	$—	$—	$64,685	$59,164	$(5,521)
30 to 59 days	—	—	—	886	694	(192)
60 to 89 days	—	—	—	257	159	(98)
90 days or more	—	—	—	1,619	842	(777)
Forbearance	—	—	—	539	479	(60)
Total loans held for investment	$—	$—	$—	$67,985	$61,337	$(6,648)
_______________
(A)The Company records loans at fair value. See Note 11 for additional information regarding the valuation of these assets.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
The following table includes a rollforward of the Company’s loans for the years ended December 31, 2024 and 2023:

	Loans held for sale	Loans held for investment
Balance at December 31, 2022	$245,890	$117,364
Transfers from Held for Sale to Held for Investment	(22,279)	22,279
Transfers from Held for Investment to Held for Sale	53,241	(53,241)
Purchases	1,541,757	—
Originations	1,978,144	3,051
Sales, net of repurchases	(3,250,098)	—
Principal payments	(294,657)	(20,617)
Change in fair value(A)	333	(7,499)
Loans not yet repurchased	3,185	—
Balance at December 31, 2023	255,516	61,337
Transfers from Held for Investment to Held for Sale	58,835	(58,835)
Purchases	1,972,209	2,492
Originations	3,164,966	—
Sales, net of repurchases	(4,659,777)	—
Principal payments	(411,268)	(11,642)
Change in fair value(A)	4,778	6,648
Loans not yet repurchased	10,663	—
Balance at December 31, 2024	$395,922	$—
_______________
(A)Change in fair value of loans are reflected in Gain on sale of loans, net on the Combined Consolidated Statements of Operations.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
NOTE 6 – DEBT
The following table summarized components of debt for the years ended December 31, 2024 and 2023:

	December 31, 2024					December 31, 2023
	Carrying Value(A)	Facility Inception Date	Final Stated Maturity(B)	Weighted Average Funding Cost	Collateral Carrying Value	Carrying Value
Funding Debt
Warehouse Facility 1(C)	$28,286	August 2020	November 2025	9.3%	$33,214	$12,400
Warehouse Facility 2(D)	61,007	November 2022	May 2025	8.4	62,756	147,629
Warehouse Facility 3(E)	26,227	October 2023	October 2025	9.9	24,827	21,300
Warehouse Facility 4(F)	68,426	February 2023	January 2026	8.8	72,367	5,944
Warehouse Facility 5(G)	21,697	October 2023	n.a.	10.2	21,216	22,600
REIT Warehouse(H)	99,182	October 2024	October 2025	9.9	99,016	—
Warehouse Facility 6(I)	(392)	May 2024	May 2026	n.m.	—	—
Warehouse Facility 7(J)	—	February 2023	August 2025	—	—	—
Warehouse Facility 8(K)	—	March 2022	December 2024	—	—	54,270
Warehouse Facility 9(L)	861	March 2024	March 2025	11.3	—	—
Total funding debt	305,294					264,143

MSR Financing
Lender 1(M)	39,781	June 2024	June 2026	16.9	69,542	—
Total MSR Financing	39,781					—

Financed Retained Interests
Financed retained interests(N)	128,101	April 2023	Various(O)	6.6	128,982	25,048
Total Financed Retained Interests	128,101					25,048
Total Debt	$473,176					$289,191
_______________
(A)Net of deferred financing costs. At December 31, 2024 and 2023 deferred financing costs were $1.7 million and $0.6 million, respectively. During the years ended December 31, 2024 and 2023, the Company amortized $1.0 million and $0.3 million of deferred financing costs, respectively.
(B)Debt obligations with a stated maturity through the date of issuance of the combined financial statements were refinanced, extended or repaid.
(C)Warehouse Facility 1 bears variable interest at an annual benchmark rate of Secured Financing Overnight Rate (“SOFR”) plus a spread of 4.9% at December 31, 2024.
(D)Warehouse Facility 2 bears interest at an annual benchmark rate of SOFR plus a spread of 4.0% at December 31, 2024. The facility also carries a 50 bps exit fee on non-ABS loans repurchased.
(E)Under Warehouse Facility 3, the interest accrued under the loans is payable to the lender during the period the loans are held, and the Company will pay a variable exit fee, which is determined on a quarterly basis as follows: (i) the first $50 million of principal balance repurchased is subject to a 0.5% exit fee, and (ii) amounts in excess of $50 million are subject to an exit fee that are between 0.125% to 1.50% of the price at which the Company securitizes repurchased loans or otherwise agreed between the Company and the lender for repurchased loans not securitized.
(F)Warehouse Facility 4 bears variable interest at an annual benchmark rate of SOFR plus a spread between 3.5% and 7.5%. A portion of the facility is also subject to a 0.5% non-use fee.
(G)Under Warehouse Facility 5, the interest accrued under the loans is payable to the lender during the period the loans are held.
(H)Under the REIT Warehouse, the interest accrued under the loans is payable to the lender during the period the loans are held.
(I)Warehouse Facility 6 bears interest at an annual benchmark rate of SOFR, plus a spread of 3.5% at December 31, 2024. The facility also carries a 0.5% exit fee on all loans repurchased from the facility.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
(J)Warehouse Facility 7 bears interest at an annual benchmark rate of SOFR, plus a spread of 3.5% at December 31, 2024.
(K)Warehouse Facility 8 was closed during the year ended December 31, 2024 and the date of closure is the final stated maturity date.
(L)Under Warehouse Facility 9 the interest accrued under the loans is payable to the lender during the period the loans are held.
(M)On June 7, 2024, the Company entered into a Loan and Security Agreement, as amended from time to time, (the “MSR Financing Agreement”) to provide the Company a senior secured financing facility in the form of a promissory note (the “MSR Facility”). The obligations of the Company under the MSR Financing Agreement are secured by the eligible servicing assets, which include servicing fees related to loan servicing rights owned by, or delegated to, the Company. Borrowings under the MSR Financing Agreement bear interest at 16.5% per annum.
(N)Under the Retained Interest Facility, the interest accrued on the securities and beneficial interests is payable to the lender during the period the loans are held plus a spread of 50 - 55bps depending on the tranche pledged.
(O)The maturities of financed retained interests align with the terms of the underlying securities. The financed retained interest have maturity dates of August 2027 through March 2036.
Maturities
Contractual maturities of recourse and nonrecourse debt obligations at December 31, 2024, are as follows:

Years Ending December 31,	Recourse	Nonrecourse	Total
2025	$61,868	$153,717	$215,585
2026	108,568	—	108,568
	$170,436	$153,717	$324,153
Borrowing Capacity
The following table represents borrowing capacity of committed debt facilities at December 31, 2024:

	December 31, 2024
	Borrowing Capacity	Balance Outstanding	Available Financing
Funding Debt
Warehouse Facility 1	$250,000	$28,286	$221,714
Warehouse Facility 2	350,000	61,007	288,993
Warehouse Facility 3	100,000	26,227	73,773
Warehouse Facility 4	335,300	68,568	266,732
REIT	150,000	99,204	50,796
Warehouse Facility 6	250,000	—	250,000
Warehouse Facility 7	1,000	—	1,000
Warehouse Facility 9	10,550	861	9,689

MSR Financing
Lender 1	40,000	40,000	—

Financed Retained Interests
Retained Interest Facility	250,000	129,005	120,995
	$1,736,850	$453,158	$1,283,692
Certain debt obligations are subject to customary loan covenants, such as minimum tangible net worth, minimum liquidity, maximum leverage ratios, required range of net income or loss during specified periods, and periodic financial reporting requirements, and event of default provisions, including event of

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
default provisions triggered by certain specified declines in the Company’s equity or a failure to maintain a specified tangible net worth, liquidity or indebtedness to tangible net worth ratio. The Company was in compliance with all of its debt covenants at December 31, 2024.
Facilities
The following summarizes the debt facilities the Company entered into or amended during the years ended December 31, 2024 and 2023.
Warehouse Facility 1
In May 2023, the Company amended its Warehouse Facility 1 to increase the maximum borrowings available to be issued through the facility from $200.0 million to $250.0 million.
Warehouse Facility 2
In September 2023, the Company amended Warehouse Facility 2 to increase the maximum combined borrowings, available to be issued through the facility of $100.0 million, and existing borrowings that were previously under a separate facility, to $400.0 million. In December 2024, the Company amended Warehouse Facility 2 to reduce the maximum combined borrowing available to be issued through the facility to $350 million.
Warehouse Facility 3
In February 2024, the Company amended Warehouse Facility 3 to adjust the maximum borrowings available to be issued through the facility of $100.0 million to $150.0 million for the period February 1, 2024 through April 30, 2024 and $100.0 million thereafter. The warehouse facility was further amended in February 2024 to adjust the maximum borrowings available to be issued through the facility of $200.0 million for the period February 1, 2024 through April 30, 2024 and $100.0 million thereafter.
Warehouse Facility 4
In February 2023, the Company entered into a warehouse facility, Warehouse Facility 4, that has maximum borrowings available to be issued through the facility of $200.0 million. In March 2024, the Company amended Warehouse Facility 4 to establish a second class of buyer under the facility, with Class A Buyers providing a maximum borrowings available to be issued of $300.0 million and Class B Buyers providing a maximum borrowings available to be issued of $35.3 million, for a maximum combined borrowings of 335.3 million.
REIT Warehouse
In October 2024, the Company entered into a secured warehouse credit facility, the REIT Warehouse, with a maximum note balance available to be issued through the facility of $150.0 million.
MSR Facility
In June 2024, the Company entered into the MSR Financing Agreement with Lender 1 to provide Figure a senior secured financing facility, the MSR Facility. The MSR Facility has a limit of $30.0 million in the form of a promissory note. In September 2024, the Company entered into an amendment to its existing agreement with Lender 1, which increased the borrowing capacity to $40.0 million.
NOTE 7 – EQUITY
These financial statements combine the capital structures and operations of FTI and Markets, both of which issued common and convertible preferred shares as well as equity awards in the form of options on and after the Reorganization (Note 2). In addition to common and preferred shares, FTI issued equity awards in the form of restricted stock awards (“RSAs”) and Markets issued warrants. Unless otherwise stated, the terms of each equity instrument applies to each respective entity.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
The following table summarizes the Company’s equity instruments at December 31, 2024 and 2023:

	December 31, 2024
	Authorized Shares	Issued and Outstanding(A)
		Shares(B)	Warrants	Options	RSA
Common Stock
FTI	202,800,000	48,918,728	—	29,648,570	44,973,456
Markets	188,540,000	101,071,089	—	11,811,451	—
Total Common Stock	391,340,000	149,989,817	—	41,460,021	44,973,456

Convertible Preferred Stock
FTI	104,575,110	104,575,110	—	—	—
Markets	56,573,362	36,326,136	6,850,717	—	—
Total Convertible Preferred Stock	161,148,472	140,901,246	6,850,717	—	—

	December 31, 2023(C)
	Authorized Shares	Issued and Outstanding(A)
		Shares(B)	Warrants	Options	RSA
Common Stock
FTI	197,100,000	51,618,208	—	19,807,404	39,098,606
Convertible Preferred Stock
FTI	106,615,302	104,575,110	—	—	—
_______________
(A)Except for common and convertible preferred shares, amounts represent the gross common or convertible preferred shares issuable upon exercise or vesting.
(B)Par value of $0.00001 per share. The holders of each share of common stock are entitled to voting rights equal to one vote for each share of common stock. The holder of each share of preferred stock is entitled to voting rights equal to the number of shares of common stock into which each share of preferred stock converts at the stated conversion rate. Common shareholders of each of FTI and Markets may elect five and ten members to the respective entity’s Board of Directors. Except for FTI’s Series C-2 and D convertible preferred stock, each series of convertible preferred stock, as a group, is entitled to elect one member to each respective entity’s Board of Directors (Series C and C-1 elect a single member to FTI’s Board of Director as a group). Any remaining members to the respective entity’s Board of Directors are elected by common and preferred shareholders, on an as-converted basis, as a single group. At December 31, 2024, no common or convertible preferred dividends have been declared by either FTI or Markets.
(C)Applicable to FT only.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
The following table includes information regarding each series of FTI’s and Markets’ convertible preferred stock at December 31, 2024 and 2023:

	Number of Shares Outstanding		Liquidation Preference		Per Share
	December 31,		December 31,		Liquidation Price(A)	Dividends(B)	Conversion Rate(C)
	2024	2023	2024	2023
FTI(D)
Series Seed	16,100,540	16,100,540	$16,947	$16,947	$1.05	$0.08	$1.05
Series A	32,860,461	32,860,461	41,759	41,759	1.27	0.10	1.27
Series B	29,448,787	29,448,787	73,519	73,519	2.50	0.20	2.50
Series C-1	504,081	504,081	3,050	3,050	6.05	0.48	6.05
Series C-2	1,983,287	1,983,287	15,000	15,000	7.56	0.61	7.56
Series C	11,238,629	11,238,629	85,000	85,000	7.56	0.61	7.56
Series D	12,439,325	12,439,325	219,999	219,999	17.69	1.41	17.69
Total	104,575,110	104,575,110	$455,275	$455,275
Markets
Series Seed	36,326,136	n.a.	$73,292	n.a.	2.02	0.16	2.02
_______________
(A)In the event of any liquidation, dissolution, or winding up of the issuing entity, either voluntary or involuntary, the holders of preferred stock are entitled to receive, prior to and in preference over holders of common stock, an amount equal to the original issuance price as adjusted for dividends, stock splits, combinations, recapitalizations, or similar adjustments. If the issuing entity’s legally available assets are insufficient to satisfy the preferred stock liquidation preference, the funds will be distributed ratably among the preferred stock stockholders in proportion to their full liquidation preference. Following the above payments, all remaining legally available assets of the issuing entity, if any, are distributed to the holders of common and preferred stock on an as-converted basis.
(B)The holders of preferred stock are entitled to receive dividends, when and if declared by the issuing entity’s Board of Directors, out of any of the issuing entity’s funds or assets legally available. The holders of preferred stock are entitled to receive dividends prior to, and in preference of, dividends declared on common stock. Dividends are non-cumulative and paid on a pari passu basis, with any additional dividends paid ratably among holders of common stock and preferred stock on an as-converted basis.
(C)Each share of preferred stock is convertible to common stock, at the option of the holder, at any time after the date of issuance at a specified rate. Each share of preferred stock will automatically convert into shares of common stock, at the then-effective conversion rate, upon the earlier of: (i) a qualifying initial public offering with aggregate gross proceeds exceeding $50.0 million or, (ii) upon the issuing entity’s receipt of written consent by the holders of a majority of the then-outstanding shares of preferred stock, voting as a single class, on an as-converted basis.
(D)The share information presented applies to FTI and FT at December 31, 2024 and 2023, respectively.
Common Stock
In March 2024, as part of the Reorganization, the Company issued 74,121,957 common shares at a par value of $0.0001 per share as part of the formation of Markets. As part of the Reorganization certain employees were granted the ability to transfer outstanding common stock of FTI to the Company in the total amount of 3,667,229 shares in exchange for an equitable amount of common stock of Markets in the total amount of 25,876,894 shares. The shares received by the Company were returned to the authorized pool of shares available to be issued.
In December 2024, the Company voluntarily redeemed 186,054 common shares at a weighted average price of $5.38 per share and immediately retired the common shares, reducing common shares authorized for issuance by the same amount.
Convertible Preferred Stock
In March 2024, the Company issued 36,326,136 convertible preferred shares of Markets at a price of $2.02 per share for proceeds of $73.3 million, net of issuance costs totaling $1.5 million.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
Protection Provisions
As long as 12,000,000 and 20,907,534 shares of preferred stock of FTI and Markets, respectively, remain outstanding, a simple majority vote of the aggregate outstanding convertible preferred shares on an as-converted basis are necessary to consummate certain transactions for each respective entity, including but not limited to: creating any senior or pari passu security to the preferred stock; amending any provision of the Certificate of Incorporation or Bylaws that would alter the privileges, preferences or voting rights granted to preferred stock; declaring or paying any dividend or distribution with respect to preferred stock or common stock; changing the authorized number of members on the Board of Directors, or entering into any transaction deemed to be a liquidation or dissolution of the issuing entity; authorizing a new class or series of equity security have rights with respect to payment upon liquidation senior to any series of the preferred stock; or conduct any initial coin offering or token offering in which the issuing does not retain a majority of the proceeds or tokens following such offering.
Warrants
In March 2024, the Company issued warrants to purchase up to 1,926,762, 1,926,762, and 7,707,069 preferred shares to an existing convertible preferred shareholder in exchange for a software license, one year of software development services, and up to two years of other services, respectively, for a total of 11,560,593 preferred shares issuable. In each case, the convertible preferred warrant holder may exercise at an exercise price of $0.65 per convertible preferred share within a 5-year period after issuance. Warrants for services provided by the convertible preferred shareholder not related to software are granted and immediately vest monthly.
In March 2024, the convertible preferred warrant holder delivered the licensed software, and the Company capitalized the licensed software acquired of $3.0 million, representing the fair value of the warrants to purchase 1,926,762 convertible preferred share at that time, and a corresponding increase in additional paid-in capital.
During the year ended December 31, 2024, the Company recognized equity-based compensation expense within Technology and product development expense in the Combined Consolidated Statements of Operations of (a) $2.3 million of the $3.0 million grant-date fair value of the warrants to purchase up to 1,926,762 preferred shares related to software development services and (b) $4.2 million grant-date fair value of the warrants to purchase up to 2,997,194 preferred shares related to other services provided by the convertible preferred warrant holder.
The warrants were valued at the grant date using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31, 2024
	Low	High	Weighted Average
Expected Term (years)	1.8	6.0	3.0
Volatility	38.8%	46.2%	41.1%
Interest Rate	4.2%	4.3%	4.2%
Dividend Yield	n.a.	n.a.	n.a.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
The following table summarizes the warrants activity during the year ended December 31, 2024:

	Number of Warrants	Weighted Average Exercise Price	Fair Value on Grant Date
Outstanding at December 31, 2023
Granted(A)	6,850,717	$0.65	$10,215
Exercised	—	—	—
Forfeited and cancelled	—	—	—
Outstanding at December 31, 2024(B)	6,850,717	$0.65	$10,215
Exercisable at December 31, 2024(B)(C)	4,923,955	$0.65	$7,199
_______________
(A)The Company granted warrants to purchase up to 1,926,762 convertible preferred shares for the First Warrant, as well as warrants to purchase up to 1,926,762 convertible preferred shares for the Second Warrant. With respect to the Third Warrant, only 2,997,194 of the 7,707,069 warrants for convertible preferred shares have been granted by the Company through December 31, 2024. Future grants related to the Third Warrant will be made to the holder based on future monthly levels of service to be provided to the Company.
(B)At December 31, 2024, the weighted-average grant date fair values for outstanding warrants and exercisable warrants were $1.49 and $1.46, and the intrinsic value for outstanding warrants and exercisable warrants was $5.8 million and $4.0 million, respectively. At December 31, 2024, total compensation cost related to granted, but nonvested, warrants not yet recognized was $0.7 million and is expected to be recognized on a weighted-average period of 0.2 years.
(C)Exercisable warrants have a weighted average exercise period of 2.5 years at December 31, 2024.
Equity-Based Compensation
The Company grants equity-based compensation in the form of options, and RSAs to its officers, employees, and other service providers under the terms of the applicable equity incentive plans for the purpose of providing incentives and rewards for service or performance that align the interest of grantees with the long-term growth and profitability of the Company.
The following table presents the amount of stock-based compensation expense related to equity-based compensation recognized in the Combined Consolidated Statements of Operations:

	For the Years Ended
	December 31,
	2024	2023
General and administrative	$35,423	$8,296
Sales and marketing	136	804
Technology and product development	9,363	3,994
Operations and processing	388	356
Total equity-based compensation expense	$45,310	$13,450
Equity Incentive Plans
In 2018, the Company adopted the 2018 Equity Incentive Plan (“2018 Plan”) that authorized the Company to grant up to 52,346,283 common stock of FTI to FTI’s employees, non-employees, officers, and directors in the form of incentive stock options, non-qualified stock options, and RSAs. At December 31, 2024 and 2023, the Company had granted awards equivalent to 48,861,380 and 32,645,381 common shares of FTI, respectively, gross of forfeited and delivered awards.
As part of the Reorganization, the Company adopted the 2024 Equity Incentive Plan (“2024 Plan”) that authorized the Company to grant up to 22,985,889 common stock of Markets to Markets’ employees, non-employees, officers, and directors in the form of incentive stock options and non-qualified stock options. At Decemb

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
er 31, 2024, the Company had granted awards equivalent to 14,213,831 common stock of Markets, gross of forfeited and delivered awards.
2018 Plan — Stock Options
The following table reflects the activities of stock options granted under the 2018 Plan for the years ended December 31, 2024 and 2023:

	Number of Options	Weighted-Average
		Exercise Price(A)	Remaining Life (Years)(B)	Grant Date Fair Value(C)

Outstanding at December 31, 2022	19,623,139	$3.79	8.2	$2.05
Granted	3,593,104	5.47	n.a.	3.26
Exercised	(582,905)	1.94	n.a.	1.00
Forfeited and cancelled	(2,801,990)	4.93	n.a.	2.70
Outstanding at December 31, 2023	19,831,348	4.07	7.7	2.14
Granted	15,613,098	4.71	n.a.	4.41
Exercised	(1,153,803)	2.75	n.a.	1.49
Forfeited and cancelled	(4,642,073)	4.11	n.a.	2.65
Outstanding at December 31, 2024	29,648,570	$4.45	6.1	$3.28
At December 31, 2024
Options Exercisable	21,384,181	$4.32	5.0	$3.35
Options Vested and Expected to Vest	29,648,570	4.45	6.1	3.28
_______________
(A)The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the estimated fair value of the issuing entity’s common shares, which was $0.37 per common share of FTI at December 31, 2024.
(B)Options expire on the 10th anniversary of the original grant.
(C)For the year ended December 31, 2024, the Company used risk-free rates, estimated common stock volatility, expected term, and dividend yield as inputs and the fair value of the Company’s common stock as a key input to estimate the grant date fair value using the Black-Scholes method. The Company does not assume dividend payments, as it does not pay dividends, and estimates common stock volatilities using the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the option’s expected term. The Company estimates the grant-date fair value of awards using the contractual term of award, if any, including discounts for applicable post-vesting restrictions such as remaining in the service to the business except as otherwise amended estimated using Black-Scholes method.
The grant date assumptions of the stock options granted are as follows:

	Year ended December 31, 2024			Year ended December 31, 2023
	Low	High	Weighted Average	Low	High	Weighted Average
Expected Term (years)	1.3	6.9	4.3	1.7	6.7	5.8
Volatility	41.9%	59.2%	53.0%	45.5%	64.3%	54.2%
Interest Rate	3.8%	4.4%	4.2%	0.3%	4.3%	2.0%
Dividend Yield	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Fair Value	$2.83	$3.65	$3.35	$0.17	$3.81	$1.88

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
2018 Plan — RSAs
The following table reflects the activities of restricted stock awards granted under the 2018 Plan for the years ended December 31, 2024 and 2023:

	Number of RSAs	Weighted Average Grant Date Fair Value
Unvested at December 31, 2023	—	$—
Granted	5,874,850	4.82
Vested	—	—
Forfeited and cancelled	—	—
Unvested at December 31, 2024	5,874,850	$4.82
2024 Plan — Stock Options
The following table reflects the activities of stock options granted under the 2024 Plan for the year ended December 31, 2024:

	Number of Options	Weighted-Average
		Exercise Price(A)	Remaining Life (Years)(B)	Grant Date Fair Value(C)
Outstanding at December 31, 2023	—	$—	—	$—
Granted	14,213,831	0.65	n.a.	0.31
Exercised	(1,072,238)	0.65	n.a.	0.30
Forfeited and cancelled	(1,330,142)	0.65	n.a.	0.32
Outstanding at December 31, 2024	11,811,451	$0.65	9.55	$0.31
At December 31, 2024
Options Exercisable	2,809,098	$0.65	9.5	$0.30
Options Vested and Expected to Vest	11,811,451	0.65	9.6	0.31
_______________
(A)The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the estimated fair value of the issuing entity’s common shares, which was zero per common share of Markets, respectively, at December 31, 2024.
(B)Options expire on the 10th anniversary of the original grant.
(C)For the year ended December 31, 2024, the Company used risk-free rates, estimated common stock volatility, expected term, and dividend yield as inputs and the fair value of the Company’s common stock as a key input to estimate the grant date fair value using the Black-Scholes method. The Company does not assume dividend payments, as it does not pay dividends, and estimates common stock volatilities using the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the option’s expected term. The Company estimates the grant-date fair value of awards using the contractual term of award, if any, including discounts for applicable post-vesting restrictions such as remaining in the service to the business except as otherwise amended estimated using Black-Scholes method.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
The grant date assumptions of the stock options are as follows:

	Year ended December 31, 2024
	Low	High	Weighted Average
Expected Term (years)	4.9	6.1	5.7
Volatility	44.9%	45.9%	45.3%
Interest Rate	3.7%	4.3%	4.2%
Dividend Yield	n.a.	n.a.	n.a.
Fair Value	$0.29	$0.32	$0.31
Unrecognized Compensation Expense — At December 31, 2024, the Company has not yet recognized compensation expense for the following awards:

	Weighted Average Recognition Period (Years)	Shares			Unrecognized Compensation Expense
		Options	RSAs	Total	Options	RSAs
Vesting Condition
Time-based(A)	3.1	17,387,743	—	17,387,743	$25,878	$—
Multiple(A)(B)	n.a.	—	5,874,850	5,874,850	—	28,317
Total		17,387,743	5,874,850	23,262,593	$25,878	$28,317
_______________
(A)All awards vest over a period of two to four years, and most awards have a one year cliff vesting feature.
(B)Awards include a service period vesting condition, as noted above, and a liquidity-based vesting conditions. These awards require a liquidity event, as defined in the award agreement, that has neither occurred nor reasonably likely to occur at December 31, 2024.
Modifications of Awards Under the 2018 Plan
The Company extended the post-termination exercise period of vested options held by certain current and former employees, resulting in $6.8 million of incremental equity-based compensation expense recognized during the year ended December 31, 2024. During the year ended December 31, 2024, the Company reduced the exercise price of 6,308,708 options granted as part of the Reorganization from $6.69 per share to $4.82 per share, resulting in $3.3 million of incremental equity-based compensation expense recognized during the year ended December 31, 2024.
Noncontrolling Interests in Consolidated Subsidiaries
The following amounts relate to equity interests held by the third-party investors in a real estate investment trust subsidiary, Figure REIT, Inc. (“Figure REIT”) and the Figure Markets Offshore Opportunity Investment Fund L.P. (“Offshore Solana Fund”) the Company consolidates, but does not wholly-own.
The noncontrolling interests in the net income (loss) is computed as follows:

	December 31, 2024			December 31, 2023
	Net Income (Loss)	Noncontrolling Interest as a Percent of Total(A)	Noncontrolling Interest in Income (Loss) of Consolidated Subsidiaries	Net Income (Loss)	Noncontrolling Interest as a Percent of Total(A)	Noncontrolling Interest in Income (Loss) of Consolidated Subsidiaries
Figure REIT	$5,509	44.6%	$2,458	$(9,989)	44.6%	$(4,455)
Offshore Solana Fund	8,627	2.8	243	n.a.	n.a.	n.a.
_______________
(A)Represents the weighted average percentage of total noncontrolling shareholders' net income (loss) in consolidated subsidiaries.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
The noncontrolling interests in the equity of consolidated subsidiaries is computed as follows:

	December 31, 2024			December 31, 2023
	Total Consolidated Equity	Noncontrolling Ownership Interest as a Percent of Total	Noncontrolling Interest in Equity of Consolidated Subsidiaries	Total Consolidated Equity	Noncontrolling Ownership Interest as a Percent of Total	Noncontrolling Interest in Equity of Consolidated Subsidiaries
Figure REIT	$18,261	44.6%	$7,769	$11,214	44.6%	$5,353
Offshore Solana Fund	17,807	2.8	508	n.a.	n.a.	n.a.
NOTE 8 – VARIABLE INTEREST ENTITIES
Consolidated VIEs
The Company's consolidated VIEs at December 31, 2024 included a fund limited partnership and a REIT in which the Company has investments and is deemed to have both the power to direct the most significant activities of the entities and the right to receive benefits, or the obligation to absorb losses, that could potentially be significant to these entities.
The table below presents the carrying value and classification of the assets and liabilities of consolidated VIEs on the Combined Consolidated Balance Sheets:

	December 31, 2024			December 31, 2023
	Offshore Solana Fund	Figure REIT	Total	Figure REIT	Total
Total assets(A)	$17,811	$121,817	$139,628	$67,264	$67,264
Total liabilities(A)	4	103,556	103,560	55,344	55,344
_______________
(A)Intercompany balances have been eliminated.
Offshore Solana Fund
The Offshore Solana Fund was initially a wholly-owned subsidiary of the Company. In July 2024, the Company sold 2.8% of the Offshore Solana Fund limited partnership interests to unrelated third parties. As of December 31, 2024, the Company holds a 97.2% interest in the Offshore Solana Fund. Through its ownership of the general partner, the Company has the power to direct the activities that most significantly impact the economic performance of the Offshore Solana Fund and the Company has an obligation to absorb losses or receive returns of the Offshore Solana Fund. Third-party limited partners in the Offshore Solana Fund hold a ratable interest in the fair value of the Offshore Solana Fund’s net assets, and the Company presents such noncontrolling interests at fair value in the Combined Consolidated Balance Sheets and reflects changes thereon in the Combined Consolidated Statements of Operations. See Note 7 for further discussion of the noncontrolling interests in the entity.
Figure REIT
The Company manages Figure REIT, Inc. (“Figure REIT”) and has a variable interest in the entity based on its ability to direct the activities that most significantly impact the economic performance of Figure REIT, as the entity is managed by an advisor, who is controlled and managed directly or indirectly through subsidiaries of the Company. The assets of Figure REIT may be used to settle obligations of the entity. There is no recourse to the Company for liabilities of Figure REIT. Additionally, the Company has significant economic exposure through its direct and indirect interest in the Figure REIT. See Note 7 for further discussion of the noncontrolling interests in the entity.
Non-Consolidated VIEs
While the Company continues to be involved with securitization VIEs in its role as the sponsor and the servicer of securitization transactions, the Company has determined that it is not the primary

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
beneficiary of these entities and does not consolidate. These entities are established as grantor trusts for various securitization transactions. The activities that most significantly impact the economic performance of the VIE include servicing activities with respect to delinquent loans and defaults, performed by a third-party subservicer that the Company may not remove without cause. Assets transferred into each securitization trust are legally isolated from the creditors of the Company, not available to satisfy obligations of the Company, and can only be used to settle obligations of the underlying trust in exchange for debt securities and beneficial interests sold.
The following table summarizes the aggregate risk characteristics of the unconsolidated VIEs and the Company’s maximum exposure to loss at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
UPB of securitization collateral	$2,785,341	$716,986
Weighted average delinquency(A)	0.4%	0.4%
Face amount of debt held by third parties	$2,586,297	$632,602
Maximum exposure(B)	$201,512	$43,333
_______________
(A)Represents the percentage of the UPB that is 60+ days delinquent.
(B)Primarily represents the aggregate fair value of the Company’s investments in marketable securities and the servicing assets associated with underlying collateral of the securitizations. In certain cases, the Company is obligated to fund securitization reserve accounts. See Note 9 for further discussion regarding the Company’s reserve account funding obligations.
NOTE 9 – COMMITMENTS AND CONTINGENCIES
Litigation — The Company is or may become, from time to time, involved in various disputes, litigation, arbitration, and regulatory inquiry and investigation matters that arise in the ordinary course of business. Given the inherent unpredictability of matters the Company has been and currently is involved in, the outcome of these proceedings cannot be determined at this time, and it is possible that future adverse outcomes could have a material adverse effect on its business, financial position or results of operations. The Company is not aware of any unasserted claims that it believes are material and probable of assertion where the risk of loss is expected to be reasonably possible, but the Company may become involved in additional litigation in the ordinary course of our business in the future, including litigation that could be material to its business.
The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in a liability and the amount of loss, if any, can be reasonably estimated. Management, after consultation with legal counsel, believes that there are no known actions or threats that would result in a material adverse effect on the Company’s financial condition, results of operations, or cash flows.
The Company is, from time to time, subject to inquiries by government entities, though the Company currently does not believe any of these inquiries would result in a material adverse effect on the Company’s business.
Indemnifications — In the normal course of business, the Company and its subsidiaries entered into contracts that contain representations and warranties that provide general indemnifications in regards to legal proceedings. The Company’s maximum exposure under these arrangements is unknown as this would involve future legal claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of material loss to be remote.
Debt Covenants — Certain of the Company’s debt obligations are subject to loan covenants and event of default provisions. See Note 6 for further discussion of the Company’s debt obligations.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
Loan Purchase and Servicing Commitments — The Company enters into agreements with various loan origination partners to purchase and service the loans they originate through the Technology Offering. At December 31, 2024 and 2023, purchase commitments totaled $142.2 million and $25.6 million loan origination partners, respectively. The Company does not record an asset or liability for servicing commitments since it expects such commitments to benefit the Company, but the Company has not yet taken control of the underlying loans.
Loan Funding Obligations — The HELOC loans that the Company originates or purchases include terms that permit borrowers to draw amounts, or redraw previously repaid amounts, during a 5-year period after the original origination date. At December 31, 2024 and 2023, borrowers were able to borrow up to $29.1 million and $37.7 million on undrawn HELOC loans that the Company committed to fund.
Loan Repurchase Obligations — The Company has contractual agreements with certain loan buyers to repurchase or substitute loans where a borrower misses a payment within 30 days since the loan’s origination, though the Company indemnifies the loan buyer against future losses on such loans in certain cases. The Company generally continues to service the defaulting loan through a third-party subservicer and recognizes a loss to the extent the contractual repurchase price of the loan exceeds the estimated fair value on the repurchase date, further adjusted upon resale of the loan, if applicable. For the years ended December 31, 2024 and 2023, the Company repurchased loans for which it recognized losses of $8.2 million and $10.1 million within Other Expense in the Combined Consolidated Statements of Operations, respectively. At December 31, 2024, the Company has contingent commitments to repurchase loans with an aggregate UPB of up to $698.1 million for which the Company recorded repurchase obligations totaling $13.8 million within Payables to third-party loan owners. In addition, the Company recorded a reserve of $6.0 million within Other current liabilities in the Combined Consolidated Balance Sheets, based on the Company’s estimate of expected future losses.
Securitization Reserve Account Funding Obligations — The Company, in its capacity as servicer of certain securitizations, has committed to fund, and replenish, customary reserve accounts held by the securitization trust that the Company initially funds at the time of securitization in an amount based upon expected prepayments, delinquencies, defaults and draws from borrowers for loans in the securitization. While the Company’s obligation to fund reserve amounts is not limited, and the Company cannot reliably estimate the long-term macroeconomic environment that may impact its maximum exposure for such obligations over the contractual life of the securitization, the Company does not expect to fund material amounts to its securitizations in excess of current balances.
Leases — The Company has non-cancellable leases on office spaces expiring through 2026 that it does not sublease. Rent expense for the years ended December 31, 2024 and 2023 totaled $2.8 million and $2.9 million, respectively. The Company has leases that include renewal options, leasehold improvement incentives, and escalation clauses. As of December 31, 2024, the Company has not considered such renewal provisions in the determination of the lease term, as it is not reasonably certain these options will be exercised. The terms of the leases do not impose any financial restrictions or covenants. Operating lease ROU assets of $2.5 million and lease liabilities of $2.8 million are presented in Other non-current assets and Lease liability, respectively, on the Combined Consolidated Balance Sheets.
Future undiscounted, minimum lease payments for the Company’s non-cancellable operating leases at December 31, 2024, were as follows:

Years Ending December 31,	Amount
2025	$2,355
2026	627
Total undiscounted lease payments	2,982
Less: Imputed Interest	(193)
Operating Lease Liabilities	$2,790

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
At December 31, 2024 and 2023, the weighted average remaining lease term for operating leases was 1.2 years and 2.1 years, respectively, and the weighted average discount rate was 2.0% and 1.9%, respectively. The Company paid $3.0 million and $2.9 million in cash included in the measurement of lease liabilities, respectively.
NOTE 10 – RELATED PARTY TRANSACTIONS
Transactions with Controlled Affiliates
The Company entered into arrangements with entities also controlled, or significantly influenced, by the Controlling Party or other affiliates of the Company.
Provenance Foundation
In July 2022, FT entered into a non-interest bearing term note with the Provenance Foundation, pursuant to which FT provided the Provenance Foundation with a loan in the total principal amount of $5.0 million. On June 12, 2023, the term note was amended and restated, pursuant to which the total principal amount of the loan was increased to $9.1 million. The term note is held by Markets and is eligible to be settled in full payment or contribution of equivalent value of Hash Tokens. At December 31, 2024 and 2023 the outstanding principal of the loan was $9.1 million and $7.3 million, respectively. Interest accrued on the note for the years ended December 31, 2024 and 2023 totaled $0.8 million and $0.5 million, respectively.
Reflow
The Company holds a 17.3% interest in Reflow, an SEC-registered investment adviser. The interest was contributed to the Company by the Controlling Party. During the years ended December 31, 2024 and 2023, the Company received distributed profits of $0.9 million and $0.5 million recorded in Other Assets on the Combined Consolidated Balance Sheets respectively. Specified support services are performed pursuant to terms outlined in a shared services agreement between the entities. The Company recorded receivables of $0.3 million at December 31, 2023. Receivables at December 31, 2024 were immaterial.
See Note 3 for detail on the Company’s investment in Reflow.
Domestic Solana Fund
The SOL Opportunity Fund L.P. (“Domestic Solana Fund”) was formed on April 23, 2024. As of December 31, 2024 the primary purpose of the Domestic Solana Fund is to make investments in Solana tokens through auctions held through the FTX Trading Ltd. (“FTX”) bankruptcy proceedings. The Domestic Solana Fund was selected as a buyer through a bidding process at the auction. The Domestic Solana Fund submitted a winning bid and entered into a purchase and sale agreement with Alameda Research and Maclaurin Investments to purchase the investment.
See Note 3 for detail on the Company’s investment in Domestic Solana Fund.
Transactions with the Controlling Party
On June 7, 2023, the Company entered into a non-interest bearing term note with the Controlling Party, pursuant to which the Company borrowed the principal amount of $10.0 million in support of a transaction that the Company repaid on June 8, 2023. The Company paid a non-refundable fee of $25,000 to the Controlling Party in connection with the note recorded within Interest expense in the Combined Consolidated Statements of Operations.
During the years ended December 31, 2024 and 2023, the Company incurred $0.6 million and $1.0 million in costs to arrange travel for the Controlling Party and other affiliates, respectively.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
Other Transactions
Investments in Loan Securitizations
The Company retains beneficial interests in loan securitization trusts that it sponsors. See Notes 3 and 8 for additional detail.
NOTE 11 – FAIR VALUE MEASUREMENTS
Assets and Liabilities Recorded at Fair Value on a Recurring Basis
The following table summarizes information about the assets and liabilities that are measured at fair value on a recurring basis at December 31, 2024 and 2023:

	December 31, 2024
	Carrying Value	Fair Value
		Level 1	Level 2	Level 3(A)	Total
Assets
Cash and cash equivalents	$287,256	$287,256	$—	$—	$287,256
Restricted cash	57,777	57,777	—	—	57,777
Digital assets(B)	86,036	86,036	—		86,036
Distressed asset claims(C)	7,589	—	—	7,589	7,589
Marketable securities, at fair value(D)	163,489	—	128,983	34,506	163,489
Loans held for sale, at fair value	395,922	—	—	395,922	395,922
Loan servicing assets, at fair value	88,497	—	—	88,497	88,497
Total assets	$1,086,565	$431,069	$128,983	$526,514	$1,086,565

Liabilities
Digital asset collateral repayment obligation(E)	$64,447	$64,447	$—	$—	$64,447
Total liabilities	$64,447	$64,447	$—	$—	$64,447

	December 31, 2023
	Carrying Value	Fair Value
		Level 1	Level 2	Level 3(A)	Total
Assets
Cash and cash equivalents	$116,548	$116,548	$—	$—	$116,548
Restricted cash	59,232	59,232	—	—	59,232
Digital assets	5,865	5,865	—	—	5,865
Marketable securities, at fair value(D)	37,066	—	24,318	12,748	37,066
Loans held for sale, at fair value	255,516	—	—	255,516	255,516
Loan held for investment, at fair value	61,337	—	—	61,337	61,337
Loan servicing assets, at fair value	55,860	—	—	55,860	55,860
Total assets	$591,424	$181,645	$24,318	$385,461	$591,424
_______________
(A)See Notes 4 and 5 regarding changes in the carrying values of servicing assets and loans, respectively. There were no transfers of Level 3 instruments to, or from, other fair value levels during the periods presented.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
(B)Included in Digital Assets on the Combined Consolidated Balance Sheets and represents digital assets held for sale at fair value and excludes digital assets held at cost that are considered intangible assets.
(C)Included in Other Assets on the Combined Consolidated Balance Sheets.
(D)Residual interest securities and non-rated securities in securitization not considered debt securities are included within Level 3 of the fair value hierarchy.
(E)Included in Other Liabilities on the Combined Consolidated Balance Sheets.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
Significant Valuation Inputs
The Company used the following unobservable inputs that it considers significant to value the financial assets and liabilities carried at fair value and classified within Level 3 of the fair value hierarchy:

	December 31, 2024
	Fair Value	Discount Rate(A) (%)	CPR(B) (%)	CDR(C) (%)	Servicing Rate(D) (%)	Loss Severity(E)
Marketable Securities
Residual interest securities	$34,506	14.5% - 24.0% 19.7%	15.2% - 20.1% 17.7%	1.5% - 1.7% 1.6%	n.a.	n.a.
Servicing Assets
HELOC loans	$86,465	13.0% - 13.0% 13.0%	1.0% - 33.0% 14.4%	0.0% - 4.4% 0.7%	0.2%	n.a.
Mortgage loans	2,032	10.0% - 11.0% 10.8%	3.9% - 8.2% 5.7%	0.0% - 1.0% 0.2%	n.m.	n.a.
Total / Weighted average(F)	$88,497	12.9%	14.2%	0.7%	0.2%	n.a.
Loans Held for Sale(G)
HELOC loans	$366,154	6.4% - 10.1% 7.6%	1.3% - 32.4% 13.6%	1.5% - 1.7% 1.6%	n.a.	16.6% - 44.2% 32.4%
Other	3,829	5.1% - 8.7% 6.9%	17.9% - 99.7% 25.6%	0.4% - 10.2% 7.7%	n.a.	88.0% - 92.0% 90.0%
Total / Weighted average(F)	$369,983	7.6%	13.7%	1.7%	—

	December 31, 2023
	Fair Value	Discount Rate(A) (%)	CPR(B) (%)	CDR(C) (%)	Servicing Rate(D) (%)	Loss Severity(E)
Marketable Securities
Residual interest securities	$11,952	21.0% - 21.3% 21.2%	13.6% - 30.0% 16.7%	0.5% - 48.9% 1.3%	n.a.	n.a.
Servicing Assets
HELOC loans	$53,645	12.0% - 14.0% 13.0%	10.0% - 19.4% 14.6%	0.3% - 2.3% 1.1%	0.1%	n.a.
Mortgage loans	2,215	9.0% - 11.0% 10.0%	4.2% - 7.4% 5.0%	0.1% - 0.5% 0.2%	n.m.	n.a.
Total / Weighted average(F)	$55,860	12.9%	14.2%	1.1%	0.1%	n.a.
Loans Held for Sale(G)
HELOC loans	$244,670	7.6% - 17.7% 10.6%	0.4% - 21.0% 16.0%	0.5% - 48.9% 1.3%	n.a.	39.6% - 58.1% 48.4%
Other	10,846	6.5% - 10.1% 8.2%	13.8% - 45.6% 23.5%	1.4% - 11.2% 7.4%	n.a.	88.0% - 92.0% 90.0%
Total / Weighted average(F)	$255,516	10.5%	16.3%	1.6%	n.a.	50.2
Loans Held for Investment
HELOC loans	$61,337	7.7% - 19.5% 10.9%	0.3% - 19.0% 14.0%	0.2% - 63.7% 1.6%	n.a.	37.6% - 60.0% 67.0%
_______________
(A)Significant increases (decreases) in the discount rate, in isolation, would result in a significantly lower (higher) fair value measurement.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
(B)Significant increases (decreases) in the CPR, in isolation, would result in a significantly higher (lower) fair value measurement for residual interest securities and loans held for sale or investment, while the inverse is true for servicing assets.
(C)Significant increases (decreases) in the CDR, in isolation, would result in a significantly lower (higher) fair value measurement.
(D)Significant increases (decreases) in the servicing rate in excess of servicing costs, in isolation, would result in a significantly higher (lower) fair value measurement. Weighted average total mortgage servicing amount, net of subservicing costs.
(E)Significant increases (decreases) in the severity, in isolation, would result in a significantly lower (higher) fair value measurement.
(F)Unobservable inputs were weighted by respective fair value of each class.
(G)HELOC loans are measured at estimated fair value using a discounted cash flow valuation methodology, more specifically a residential mortgage cash flow model. Personal loans are measured at estimated fair value using a discounted cash flow valuation methodology, more specifically a loan cash flow model. The Company uses an estimated recovery from collections and recent sales to fair value personal loans that are thirty days past due; the fair value of such loans at December 31, 2024 and 2023 are not material.
Marketable Securities
The following table summarizes activities involving the Company’s marketable securities that are measured at fair value and classified within Level 3 of the fair value hierarchy for the years ended December 31, 2024 and 2023:

Balance at December 31, 2022	$—
Purchases(A)	16,177
Sales	(602)
Principal payments	(1,576)
Change in fair value(B)	(2,047)
Balance at December 31, 2023	11,952
Purchases(A)	24,440
Sales	(872)
Principal payments	(2,184)
Change in fair value(B)	1,170
Balance at December 31, 2024	$34,506
_______________
(A)Includes premiums paid on the purchased notes.
(B)Included in Gain on sale of loans, net in the Combined Consolidated Statements of Operations.
Significant Valuation Input Sensitivity
The following tables summarize the estimated change in fair value of assets carried at fair value and classified within Level 3 of the fair value hierarchy for the unobservable inputs in "— Significant Valuation Inputs" at December 31, 2024. Each of the following sensitivity analyses is hypothetical and is provided for illustrative purposes only. There are certain limitations inherent in the sensitivity analyses presented. In particular, the results are calculated by stressing a particular economic assumption independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might counteract or amplify the sensitivities. Also, changes in the fair value based on the following

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
variations in an assumption generally may not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

	-2%		-1%		+1%		+2%
	$	%	$	%	$	%	$	%
Discount Rate
Marketable Securities
Residual interest securities	$1,599	4.6%	$699	2.0%	$(1,163)	(3.4)%	$(2,124)	(6.2)%
Servicing Assets
HELOC loans	5,510	6.3	2,668	3.0	(2,514)	(2.9)	(4,880)	(5.5)
Mortgage loans	202	9.9	97	4.8	(89)	(4.4)	(171)	(8.4)
Loans Held for Sale(A)
HELOC loans	7,804	2.3	6,025	1.8	(10,088)	(3.0)	(21,523)	(6.4)

	-20%		-10%		+10%		+20%
	$	%	$	%	$	%	$	%
CPR
Marketable Securities
Residual interest securities	$(3,824)	(11.1)%	$(2,065)	(6.0)%	$1,912	5.5%	$4,160	12.1%
Servicing Assets
HELOC loans	5,642	6.4	2,721	3.1	(2,540)	(2.9)	(4,924)	(5.6)
Mortgage loans	114	5.6	56	2.7	(53)	(2.6)	(105)	(5.1)
Loans Held for Sale(A)
HELOC loans	616	0.2	336	0.1	(351)	(0.1)	(732)	(0.2)
CDR
Marketable Securities
Residual interest securities	1,049	3.0	424	1.2	(723)	(2.1)	(1,263)	(3.7)
Loans Held for Sale(A)
HELOC loans	1,100	0.3	560	0.2	(570)	(0.2)	(1,100)	(0.3)
Servicing Rate
Servicing Assets
HELOC loans	6,020	6.8	3,011	3.4	(3,006)	(3.4)	(6,015)	(6.8)
_______________
(A)Excludes non-HELOC loans as they are not considered material.
Assets and Liabilities Not Measured at Fair Value on a Recurring Basis
Debt is presented at face value, net of debt issuance costs that are amortized over the contractual term using the effective interest method. The carrying value of debt associated with the warehouse facilities and MSR financing approximates the fair value due to their relatively short maturities. The carrying value of debt associated with financed retained residuals is disclosed below.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
The following table summarizes information about the liabilities that are not measured at fair value on a recurring basis at December 31, 2024 and 2023:

	December 31, 2024
	Carrying Value	Fair Value
		Level 1	Level 2(A)	Level 3	Total
Liabilities
Financed Retained Interests	$128,101	$—	$127,327	$—	$127,327
Total liabilities	$128,101	$—	$127,327	$—	$127,327

	December 31, 2023
	Carrying Value	Fair Value
		Level 1	Level 2(A)	Level 3	Total
Liabilities
Financed Retained Interests	$25,048	$—	$24,667	$—	$24,667
Total liabilities	$25,048	$—	$24,667	$—	$24,667
_______________
(A)The fair value of financed retained interests was classified as Level 2 and valued using a discounted cash flow model, with key inputs relating to the underlying contractual coupons, terms, discount rate and expectations for defaults and prepayments.
Assets Measured at Fair Value on a Non-recurring Basis
Digital Assets
The Company held Hash at cost of $1.5 million at December 31, 2024 as intangible assets presented within Digital Assets in the Combined Consolidated Balance Sheets. During the year ended December 31, 2024, the Company recognized an impairment of $5.9 million in Other income (expense), net in the Combined Consolidated Statements of Operations. The Company determined an impairment indicator existed upon performing a valuation, with the assistance of a third-party specialist, of Hash in connection to the Reorganization. Therefore the Company recognized an impairment equal to the difference between the fair value and costs basis. The Company did not record any impairment for the year ended December 31, 2023.
NOTE 12 – INCOME TAXES
The Company files two separate consolidated federal income tax returns for FTI and Markets.
The provision for income taxes is included in the Income Tax Provision in the Combined Consolidated Statements of Operations. The following table details the Company’s income tax provision for the years ended December 31, 2024 and 2023:

	December 31,
	2024	2023
Current:
Federal	$943	$—
State	1,234	102
Total current(A)	$2,177	$102
_______________
(A)The deferred tax component of the Company’s income tax provision is fully reserved in the valuation allowance.
The Company’s income tax provision for the years ended December 31, 2024 and 2023 is $2.2 million and $0.1 million, respectively. The income tax expense in the current year is due to overall profits of FTI for which we are not able to full

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
y offset by net operating losses due to restricted usage pursuant to the Tax Cuts and Jobs Act of 2017.
Tax Rate Reconciliation
The following table is a reconciliation of the income taxes expected at the statutory federal income tax rate and income tax provision (benefit) for the years ended December 31, 2024 and 2023:

	December 31,
	2024	2023
Tax at federal statutory rate	21.0%	21.0%
State tax, net of federal benefit	5.8	0.4
Permanent items	(5.3)	—
Change in valuation allowance	(6.9)	(0.2)
Stock compensation	16.6	(2.2)
Tax credits	(43.0)	(4.1)
Return to provision	18.0	(15.1)
Rate change / state deferred adjustments	(10.8)	—
Change in unrecognized tax benefits	12.9	—
Other	1.4	—
Total	9.7%	(0.2)%
The components of the Company's deferred tax assets and liabilities at December 31, 2024 and 2023 are as follows:

	December 31,
	2024	2023
Deferred tax assets:
Net operating losses	$59,423	$63,193
Tax credits	2,897	218
Loan sale indemnification reserve	1,520	615
Stock-based compensation	10,404	5,171
Intangible assets	5,334	1,425
Research and development capitalization	14,726	12,797
Lease liabilities	695	1,396
Other	823	1,085
Total deferred tax assets	95,822	85,900
Valuation allowance	(69,608)	(71,129)
Net deferred tax assets	26,214	14,771

Deferred tax liabilities:
Servicing asset	22,982	13,517
Unrealized gains (losses)(A)	2,621	—
ROU assets	611	1,254
Total deferred tax liabilities	26,214	14,771
Net deferred tax assets (liabilities)	$-	$-
_______________
(A)Primarily relates to unrealized gains from digital assets held for sale.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
In assessing the realizability of deferred tax assets, Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on available objective evidence, management believes it is more-likely-than-not that our deferred tax assets may not be realizable as of the balance sheet date. Accordingly, the Company has recorded a valuation allowance on deferred tax assets in excess of deferred tax liabilities. The Company continues to establish a full valuation allowance against its net deferred tax assets. The change in valuation allowance during December 31, 2024 decreased by $1.5 million. At December 31, 2024 and 2023, the valuation allowance was $69.6 million and $71.1 million, respectively.
For the years ended December 31, 2024 and 2023, the Company has net operating losses for U.S. federal and state tax purposes of approximately $221.9 million and $176.6 million, respectively. Federal tax losses will carryforward indefinitely. For state purposes, such losses would begin to expire in 2029.
For the year ended December 31, 2024 and 2023, the Company has federal and state research tax credit carryforwards of $5.7 million and $0.2 million, respectively. The federal credits have a 20-year carryforward period and will begin to expire in 2038 and the state credits may be carried forward indefinitely. The Company is performing an R&D tax credit study in connection with the filing of its 2024 federal income tax return, but has not completed the study before the Company's Combined Consolidated Financial Statements were available to be issued.
The Company's ability to utilize the net operating loss in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code and similar state tax laws.
The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition at the effective date to be recognized. At December 31, 2024 and 2023, the unrecognized tax benefits recorded were approximately $3.0 million and $0.1 million, respectively. The unrecognized tax benefits are netted against the respective deferred tax assets. The Company does not anticipate a significant change in the unrecognized tax benefits within the next 12 months.
A reconciliation of the beginning and ending amounts of unrecognized tax benefit is as follows:

	December 31,
	2024	2023
Unrecognized tax benefits at beginning of year	$104	$104
Increases related to current year tax positions	716	—
Increases related to prior year tax positions	2,225	—
Unrecognized tax benefits at end of year	$3,045	$104
None of the unrecognized tax benefits would affect the Company's effective tax rate if these amounts are recognized due to our full valuation allowance.
The Company’s operations and resulting income taxes are calculated as if the Company filed a combined separate federal income tax return. All tax years since inception are subject to examination by tax authorities. The Company is currently not under examination by any federal or state jurisdiction.
NOTE 13 – SUBSEQUENT EVENTS
The following events occurred subsequent to December 31, 2024 through April 7, 2025, the date at which the Company's Combined Consolidated Financial Statements were available to be issued.

FT INTERMEDIATE, INC. AND FIGURE MARKETS HOLDINGS, INC. AND THEIR SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (dollars in tables in thousands, except per share data)
Amendment to Warehouse Facility 4
On January 29, 2025, the Company amended Warehouse Facility 4 to adjust the maximum borrowings available to be issued through the facility of $335.3 million and extend the maturity date to January 2026.
Digital Asset Loan Facility Agreement
On April 3, 2025, Figure Markets Credit LLC (“FMC”) executed a Master Participation Agreement with an asset management firm that allows FMC to grant 100% participation interest for digital asset backed loans owned by FMC. An initial facility size of $30.0 million was established, with the ability to increase to a maximum facility size of $50.0 million. The facility bears interest at a rate of 13.5%, has a scheduled termination date in April 2026, after which the purchase period will close and the facility matures in October 2026.

Shares
FT Intermediate, Inc.
Class A Common Stock

Goldman Sachs & Co. LLC	Jefferies	BofA Securities

Through and including                      , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Prospectus dated           , 2025

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth all expenses to be paid by us in connection with this registration statement and the listing of our Class A common stock, other than underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the exchange listing fee.

Amount Paid or to be Paid
SEC registration fee	$ *
FINRA filing fee	*
Stock exchange listing fee	*
Printing and engraving expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*
Total	$ *
_______________
*To be provided by amendment.
Item 14. Indemnification of Directors and Officers
NRS 78.138 provides that, subject to certain exceptions under Nevada law, unless the articles of incorporation or an amendment thereto provides for greater individual liability, a director or officer is not individually liable to a corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless the presumption of the business judgment rule set forth in NRS 78.138(3) has been rebutted and it is proven that (i) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (ii) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.
NRS 78.7502 provides, in general, that a corporation may indemnify, pursuant to that statutory mechanism, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a manager of a limited liability company, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person is not liable pursuant to NRS 78.138 or acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.
NRS 78.7502 also provides, in general, that a corporation may indemnify, pursuant to that statutory mechanism, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a manager of a limited liability company, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person is not liable pursuant to NRS 78.138 or acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
Any indemnification pursuant to the statutory mechanism provided under NRS 78.7502, as described above, unless ordered by a court or advanced pursuant to NRS 78.751(2), may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by the stockholders; (b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
NRS 78.751 further provides that indemnification pursuant to the statutory mechanism provided under NRS 78.7502 does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the registrant’s amended and restated articles of incorporation, or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses, may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, and such misconduct, fraud or violation was material to the cause of action.
We expect to adopt amended and restated articles of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the individual liability of our directors and certain of our officers for damages to the fullest extent permitted by the NRS. Any amendment, repeal, or elimination of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment, repeal, or elimination. If the NRS is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the NRS.
In addition, we expect to adopt amended and restated bylaws, which will become effective as of the closing of this offering, and which will provide that we will indemnify our directors and officers, and may indemnify our employees, agents, and any other persons, to the fullest extent permitted by the NRS. Our bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the NRS. These indemnification agreements require us to, among other things, indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also generally require us to advance all expenses reasonably and actually incurred by our directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation, amended and restated bylaws, and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against our directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits, or proceedings to which they are parties by reason of being or having been our directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the NRS.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and directors and officers for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.
Item 15. Recent Sales of Unregistered Securities
On March 18, 2024, we issued 100,000 shares of common stock, par value $0.00001 per share, to FTI in exchange for $1.00. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.
Item 16. Exhibits
(10)(a) Exhibits
See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
(b) Financial Statement Schedules
All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the accompanying notes.
Item 17. Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Articles of Incorporation of the registrant, to be in effect upon completion of this offering.
3.2*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon completion of this offering.
4.1*	Form of Class A Common Stock Certificate.
5.1*	Opinion of Brownstein Hyatt Farber Schreck, LLP.
10.1+*	Form of Director and Executive Officer Indemnification Agreement.
10.2+*	2018 Equity Incentive Plan and related form agreements of FTI.
10.3+*	2025 Incentive Award Plan and related form agreements, to be in effect upon completion of this offering.
10.4+*	Employee Stock Purchase Plan and related form agreements, to be in effect upon completion of this offering.
10.5+*	Non-Employee Director Compensation Policy.
10.6#*	Contribution Agreement, dated December 31, 2023, between Figure Lending Corp. and Figure Technologies, Inc., as amended on April 9, 2024.
10.7#*	Contribution Agreement, dated March 18, 2024, between Figure Lending Corp. and Figure Technologies, Inc.
10.8#*	Transition Services Agreement, dated March 18, 2024, between Figure Lending Corp. and Figure Markets Holdings, Inc.
10.9*	Tax Matters Agreement, dated March 19, 2024, between FT Intermediate, Inc. and Figure Markets Holdings, Inc.
10.10#*	Sixth Amended and Restated Investors’ Rights Agreement, dated April 28, 2024, among FT Intermediate, Inc. and the investors party thereto.
21.1*	List of subsidiaries of the registrant.
23.1*	Consent of Independent Registered Public Accounting Firm, as to FT Intermediate, Inc.
23.2*	Consent of Brownstein Hyatt Farber Schreck, LLP (included in the opinion filed as Exhibit 5.1 to this registration statement).
24.1*	Power of Attorney (included on the signature page to this registration statement).
107*	Filing Fee Table.
_______________
+Indicates management contract or compensatory plan.
*To be filed by amendment.
#Certain confidential information contained in this exhibit has been omitted because it is both (i) not material; and (ii) the type that the registrant treats as private or confidential.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on                      , 2025.

FT INTERMEDIATE, INC.

By:
Michael Tannenbaum
Chief Executive Officer and Director
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints                        and                       , and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2025
Michael Tannenbaum

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2025
Macrina Kgil

	Director	, 2025
Michael Cagney

	Director	, 2025

	Director	, 2025

	Director	, 2025

	Director	, 2025